                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-49378




(MEDICAL ASSURANCE LOGO)                              (PROFESSIONALS GROUP LOGO)

To the Shareholders of Medical Assurance, Inc. and Professionals Group, Inc.:

     The boards of directors of Medical Assurance, Inc. and Professionals Group, Inc. have approved the consolidation of Medical Assurance and Professionals Group. A new holding company will be formed under the name of ProAssurance Corporation. Medical Assurance and Professionals Group will become wholly-owned subsidiaries of ProAssurance.

     If the consolidation is completed, then, subject to the adjustments and limitations described in this joint proxy statement/prospectus:

     - each share of Medical Assurance common stock you own will be converted into one share of ProAssurance common stock; and

     - each share of Professionals Group common stock you own will be converted into the right to receive YOUR CHOICE OF EITHER $12.00 in cash and shares of ProAssurance common stock initially valued at $14.00 OR $26.00 in cash, with the cash payment in each case to be adjusted to reflect changes in the value of the portfolio assets of Professionals Group since December 31, 1999.

     To determine the number of shares of ProAssurance common stock that has an initial value of $14.00, we will divide $14.00 by the average sales price of Medical Assurance common stock during the 20 trading day period ending on the date of the Professionals Group shareholder meeting. On April 25, 2001 the last reported sales price of Medical Assurance common stock was $14.99, making $14.00 worth of ProAssurance common stock equivalent to 0.934 shares. The closing price of Professionals Group common stock on that date was $25.30.

     Shareholder approval is needed to complete the consolidation and we have called special meetings of our shareholders for the purpose of approving the consolidation.

     YOUR VOTE IS VERY IMPORTANT. PLEASE TAKE THE TIME TO VOTE BY COMPLETING AND MAILING THE ENCLOSED WHITE PROXY CARD IN THE WHITE ENVELOPE THAT HAS BEEN PROVIDED.

     This joint proxy statement/prospectus provides you with detailed information about the consolidation. We encourage you to read this entire document carefully. You can also get information about Medical Assurance, Professionals Group and ProAssurance from publicly available documents we have filed with the SEC.


/s/ A. DERRILL CROWE, M.D.                             /s/ VICTOR T. ADAMO, ESQ., CPCU
A. Derrill Crowe, M.D.                                 Victor T. Adamo, Esq., CPCU
Chairman and Chief Executive Officer                   President and Chief Executive Officer
Medical Assurance, Inc.                                Professionals Group, Inc.

     You should consider the matters set forth in "Risk Factors" beginning on page 10 of this joint proxy statement/prospectus.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE COMMON STOCK TO BE ISSUED UNDER THIS JOINT PROXY STATEMENT/PROSPECTUS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This joint proxy statement/prospectus is dated April 30, 2001, and was first mailed to shareholders on or about May 7, 2001.

                            (MEDICAL ASSURANCE LOGO)

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                            To Be Held June 25, 2001

     A special meeting of the shareholders of Medical Assurance, Inc. will be held at the Harbert Center, 2019 Fourth Avenue North, Birmingham, Alabama 35203 on June 25, 2001, at 9:00 a.m., local time, for the following purposes:

          1. To consider and vote on a proposal to approve the Agreement to Consolidate dated June 22, 2000, as amended, by and between Medical Assurance, Inc., and Professionals Group, Inc. and to approve the consolidation and other transactions described in the consolidation agreement. A copy of the consolidation agreement is attached as Exhibit A to the accompanying joint proxy statement/prospectus; and

          2. To transact any other business that may properly come before this meeting or any adjournments or postponements of this meeting.

     Medical Assurance's Board of Directors is not aware of any other business to come before this meeting.

     Medical Assurance common stock constitutes the only security of Medical Assurance whose holders are entitled to vote upon the proposals to be presented at this meeting. The close of business on May 3, 2001 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at this meeting and any adjournments or postponements of the meeting. Only shareholders of record at the close of business on such date are entitled to notice of and to vote at this meeting and any adjournments or postponements of the meeting.

     A complete list of shareholders entitled to vote at this meeting will be available for examination by any Medical Assurance shareholder for any purpose relevant to this meeting between 8:00 a.m. and 5:00 p.m. on working days at the 100 Brookwood Place, Birmingham, Alabama 35209 office of Medical Assurance, for a period of ten days prior to this meeting.

     YOUR VOTE IS VERY IMPORTANT. PLEASE SUBMIT YOUR PROXY ACCORDING TO THE INSTRUCTIONS ON THE ENCLOSED WHITE PROXY CARD.

                                          By Order of the Board of Directors

                                          /s/ ROBERT D. FRANCIS
                                          Robert D. Francis
                                          Secretary
May 7, 2001

     TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING, PLEASE SUBMIT YOUR PROXY ACCORDING TO THE INSTRUCTIONS ON THE ATTACHED WHITE PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. YOU CAN REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED. SUBMITTING YOUR PROXY DOES NOT PREVENT YOU FROM ATTENDING THE MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS OF THE MEETING, AND VOTING YOUR SHARES IN PERSON. IF YOUR SHARES ARE HELD IN "STREET NAME" AT A BROKERAGE FIRM OR A BANK, YOU MUST INSTRUCT THEM HOW TO VOTE YOUR SHARES. IF YOU DO NOT VOTE OR DO NOT INSTRUCT YOUR BROKER OR BANK HOW TO VOTE, IT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE CONSOLIDATION.

     This notice and the accompanying joint proxy statement/prospectus were prepared by management for your Board of Directors and are being furnished to you in connection with the solicitation of proxies by your Board of Directors for use at the meeting. They describe in more detail the matters to be acted upon at the meeting and your voting rights with respect to such matters. Please review them carefully.

                                    ADDENDUM

Addendum to Joint Proxy Statement of Medical Assurance, Inc. and Professionals Group, Inc. and Prospectus of ProAssurance Corporation dated April 30, 2001

THE CONSOLIDATION -- FINANCING FOR THE CONSOLIDATION

     ProAssurance anticipated that the loan documents for the term loan and credit facility would be executed and delivered to the banks prior to the date of this joint proxy statement/ prospectus. Those loan documents are expected to be executed and delivered to the banks in the near future.

     The first full paragraph on page 30 of the joint proxy statement/prospectus is revised to reflect this fact and that the obligation of the banks to fund the term loan and credit facility is subject to, among other things, the execution of the loan documents by ProAssurance and the banks.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE CONSOLIDATION AND THE
  MEETINGS..................................................     1
SUMMARY.....................................................     4
RISK FACTORS................................................    10
  Risks Related to the Consolidation........................    10
  Risks Related to Professionals Group Shareholders.........    12
FORWARD-LOOKING INFORMATION.................................    15
SUMMARY FINANCIAL INFORMATION...............................    16
  Selected Condensed Consolidated Historical Financial and
     Operating Data of Medical Assurance....................    16
  Selected Condensed Consolidated Historical Financial and
     Operating Data of Professionals Group..................    17
  Selected Unaudited Pro Forma Consolidated Financial Data
     of ProAssurance Corporation............................    18
  Unaudited Comparative Per Share Data of ProAssurance
     Corporation............................................    19
  Comparative Stock Prices..................................    20
THE SHAREHOLDER MEETINGS....................................    21
  Dates, Times and Places...................................    21
  Matters to be Considered; Votes Required..................    21
  Voting of Proxies.........................................    22
  Revocability of Proxies...................................    23
  Record Dates; Voting Rights; Quorums......................    24
  No Dissenters' Rights of Appraisal........................    24
  Solicitation of Proxies...................................    24
THE CONSOLIDATION...........................................    26
  General...................................................    26
  Consideration to be Received in the Consolidation.........    26
  Financing for the Consolidation...........................    28
  Exchange Procedures.......................................    31
  Treatment of Stock Options................................    32
  Background of the Consolidation...........................    32
  Recommendation of Board of Directors; Reasons for the
     Consolidation..........................................    39
  Opinion of Medical Assurance's Financial Advisor..........    43
  Opinion of Professionals Group's Financial Advisor........    50
  Accounting Treatment......................................    55
  Regulatory Approvals......................................    56
  Listing of ProAssurance Stock; Delisting of Medical
     Assurance and Professionals Group Stock................    57
  Resale of ProAssurance Stock..............................    57
MATERIAL FEDERAL INCOME TAX CONSEQUENCES....................    57
INTERESTS OF DIRECTORS AND OFFICERS IN THE CONSOLIDATION....    59
MANAGEMENT AND OPERATIONS AFTER THE CONSOLIDATION...........    63
  General...................................................    63
  Directors and Executive Officers..........................    63
  Dividend Policy...........................................    64
  Security Ownership........................................    65
SUMMARY OF THE CONSOLIDATION AGREEMENT......................    67
  Representations and Warranties............................    67
  Conduct of Business Before Completion of the
     Consolidation..........................................    68
  Conditions to the Completion of the Consolidation.........    69
  No Solicitation of Transactions...........................    71
  Termination...............................................    71
  Termination Fees..........................................    72

                                                              PAGE
                                                              ----
  Extension, Waiver and Amendment of the Consolidation
     Agreement..............................................    73
  Additional Agreements.....................................    74
SUMMARY OF RECIPROCAL STOCK OPTIONS.........................    75
  General...................................................    75
  Exercisability............................................    76
  Termination...............................................    77
  Registration Rights.......................................    77
  Total Profit Limitation...................................    77
  Anti-Dilution Adjustments.................................    78
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
  STATEMENTS................................................    79
DESCRIPTION OF PROASSURANCE CAPITAL STOCK...................    89
  Authorized Capital Stock..................................    89
  Common Stock..............................................    89
  Preferred Stock...........................................    89
  Exchange Agent and Registrar..............................    90
  Authorized but Unissued Shares............................    90
COMPARISON OF SHAREHOLDER RIGHTS............................    91
  Board of Directors........................................    91
  Shareholder Meetings......................................    92
  Amendments to Organizational Documents....................    95
  Exculpation and Indemnification of Directors, Officers,
     and Other Employees....................................    97
  Payment of Dividends......................................    98
  Dissenters' Rights of Appraisal...........................    98
  Mergers; Acquisitions; Other Extraordinary Corporation
     Transactions...........................................    98
  Antitakeover Laws.........................................    99
OPINIONS....................................................   100
EXPERTS.....................................................   100
WHERE YOU CAN FIND MORE INFORMATION.........................   101
APPENDIX A -- AGREEMENT TO CONSOLIDATE......................   A-1
APPENDIX B -- OPINION OF FIRST UNION SECURITIES.............   B-1
APPENDIX C -- OPINION OF COCHRAN, CARONIA & CO..............   C-1

         QUESTIONS AND ANSWERS ABOUT THE CONSOLIDATION AND THE MEETINGS

     REFERENCES IN THIS JOINT PROXY STATEMENT AND PROSPECTUS TO "WE," "US," "OUR," OR "OURS" REFER, AS THE CONTEXT MAY REQUIRE, TO MEDICAL ASSURANCE, PROFESSIONALS GROUP OR PROASSURANCE AFTER THE CONSOLIDATION. REFERENCES IN THIS JOINT PROXY STATEMENT/PROSPECTUS TO "MEDICAL ASSURANCE," "PROFESSIONALS GROUP" AND THE "PROASSURANCE" INCLUDE THEIR RESPECTIVE SUBSIDIARIES UNLESS THE CONTEXT OTHERWISE REQUIRES.

Q.   WHAT AM I BEING ASKED TO VOTE ON?

A. You are being asked to approve the proposed consolidation of Medical Assurance and Professionals Group as subsidiaries of a newly formed holding company named ProAssurance Corporation.

Q.   WHY ARE MEDICAL ASSURANCE AND PROFESSIONALS GROUP CONSOLIDATING?

A. We are consolidating because we believe that combining will create a stronger and more diversified company that will provide significant benefits to our shareholders and customers alike. As of December 31, 2000, the combined company would be the third largest provider of medical malpractice insurance in the United States with over $2 billion in assets.

Q.   WHEN WILL THE CONSOLIDATION TAKE PLACE?

A. We plan to complete the consolidation as soon as possible after our shareholder meetings, subject to the satisfaction or waiver of the conditions to the consolidation and all necessary regulatory approvals. Although we cannot predict exactly when all conditions will be satisfied and all regulatory approvals obtained, we hope to complete the consolidation before June 30, 2001.

Q.   WHAT WILL I RECEIVE IN THE CONSOLIDATION?

A. If the consolidation is completed, then, subject to the adjustments and limitations described in this joint proxy statement/prospectus:

     - each share of Medical Assurance common stock you own will be converted into one share of ProAssurance common stock; and

     - each share of Professionals Group common stock you own will be converted into the right to receive YOUR CHOICE OF EITHER $12.00 in cash and shares of ProAssurance common stock initially worth $14.00 OR $26.00 in cash, with the cash payment in each case to be adjusted to reflect changes in the value of the portfolio assets of Professionals Group since December 31, 1999.

Q.   WHAT DO I NEED TO DO NOW?

A. You need to read this joint proxy statement/prospectus and vote your shares by completing your white proxy card and mailing it in the enclosed white envelope as soon as possible.

Q.   CAN I SUBMIT MY PROXY BY TELEPHONE OR OVER THE INTERNET?

A. You may be able to submit your proxy by telephone or over the Internet. You should refer to the white proxy card for instructions on how to vote. If you vote by telephone or over the Internet you do not need to complete and mail your proxy card.

Q.   WHAT DO I DO IF I WANT TO CHANGE MY VOTE?

A. You can change your vote at any time before your proxy is voted at your shareholder meeting. There are three ways for you to do this:

     - send written notice that you wish to revoke your proxy;

     - send a later dated, signed proxy card; or

     - attend your shareholder meeting and vote in person (your attendance alone will not revoke your proxy, you must complete and submit a ballot at your shareholder meeting).

     In addition to the above procedures, votes submitted electronically via the Internet may also be revoked by subsequent Internet votes at any time before 4:00 p.m., Eastern Daylight time, on June 22, 2001.

Q. IF MY SHARES ARE HELD IN "STREET NAME," WILL MY BROKER OR BANKER VOTE MY SHARES FOR ME?

A. Your broker or banker will vote your shares only if you provide instructions to your broker on how to vote. You should instruct your broker to vote your shares by following the directions provided by your broker. Without instructions, your shares held in "street name" by your broker will not be voted and the effect will be the same as a vote against the consolidation proposal.

Q.   DO I NEED TO SEND IN MY STOCK CERTIFICATES?

A. No, if you are a Medical Assurance shareholder. Your certificates for Medical Assurance stock will represent the same number of shares of ProAssurance stock automatically after the consolidation.

     Yes, if you are a Professionals Group shareholder. YOU MUST DELIVER YOUR PROPERLY COMPLETED YELLOW ELECTION FORM/LETTER OF TRANSMITTAL, TOGETHER WITH YOUR PROFESSIONALS GROUP STOCK CERTIFICATES, A BOOK ENTRY TRANSFER FOR YOUR SHARES, OR A GUARANTEE OF DELIVERY FOR YOUR CERTIFICATES, TO THE EXCHANGE AGENT BY 5:00 P.M., NEW YORK CITY TIME, ON THE DAY THE CONSOLIDATION IS COMPLETED, WHICH WE EXPECT TO BE JUNE 27, 2001. After this deadline, you may not make any elections with respect to the consideration you wish to receive in the consolidation.

     The yellow election form/letter of transmittal must be sent, together with your Professionals Group stock certificates, a book entry transfer for your shares, or a guarantee of delivery for your certificates, to the exchange agent at the address below:

               Mellon Investor Services LLC
               85 Challenger Road
               Ridgefield Park, New Jersey 07660

Q. HOW DO I ELECT THE TYPE OF CONSIDERATION I WISH TO RECEIVE FOR MY SHARES OF PROFESSIONALS GROUP COMMON STOCK?

A. You can elect the type of consideration you wish to receive for your shares of Professionals Group common stock by completing the enclosed yellow election form/letter of transmittal and specifying:

     - the number of your shares of Professionals Group common stock that you wish to be converted into cash and shares of ProAssurance common stock; and

     - the number of your shares of Professionals Group common stock that you wish to be converted into solely cash.

     Because the total amount of cash that can be paid to Professionals Group shareholders as a group may not exceed 90% of the total consideration payable with respect to all outstanding shares of Professionals Group common stock, you may not receive the form of payment you select for your shares of Professionals Group common stock. If the cash consideration elected by Professionals Group shareholders is more than the amount of cash available for payment, then some "all cash" elections will be converted to "cash and stock" elections, and the shares of Professionals Group common stock subject to such converted elections will be exchanged for a combination of cash and shares of ProAssurance common stock as if the holder had made a "cash and stock" election. The "all cash" elections to be converted into "cash and stock" elections will be selected by the exchange agent in the order last received by the exchange agent.

     You should note that the tax consequences of the consolidation depend on what you receive in the consolidation. See "Material Federal Income Tax Consequences" on page 57 of this joint proxy statement/prospectus.

Q.   CAN I MAKE PARTIAL ELECTIONS?

A. Yes. If you are a Professionals Group shareholder, then you can elect to receive cash and shares of ProAssurance common stock for some of your shares of Professionals Group common stock and solely cash for the remainder. JUST COMPLETE AND MAIL THE ENCLOSED YELLOW ELECTION FORM/LETTER OF TRANSMITTAL, TOGETHER WITH YOUR PROFESSIONALS GROUP STOCK CERTIFICATES, A BOOK ENTRY TRANSFER FOR YOUR SHARES, OR A GUARANTEE OF DELIVERY FOR YOUR CERTIFICATES, TO THE EXCHANGE AGENT PRIOR TO THE DEADLINE LISTED ABOVE. As described above, elections to receive solely cash are subject to change in the event the solely cash election is oversubscribed.

Q.   CAN I REVOKE OR CHANGE MY ELECTION?

A. Yes. If you are a Professionals Group shareholder, then you can revoke or change your election for any or all of your shares of Professionals Group common stock by giving written notice to the exchange agent prior to 5:00 p.m., New York City time, on the day the consolidation is completed, which we expect to be June 27, 2001. You can also revoke your election by withdrawing your shares of Professionals Group common stock (or withdrawing your guarantee of delivery of your certificates) prior to the deadline listed above. After this deadline, you may not revoke or change any elections you have made with respect to the consideration you wish to receive in the consolidation.

Q.   WHAT HAPPENS IF I FAIL TO MAKE A TIMELY VALID ELECTION?

A. If you are a Professionals Group shareholder and you fail to make a timely valid election, then you will receive cash and shares of ProAssurance common stock for your shares of Professionals Group common stock.

Q.   WHO CAN HELP ANSWER MY QUESTIONS?

A. If you have more questions about the consolidation or the meetings, you should contact:

                  FOR MEDICAL ASSURANCE INFORMATION:      FOR PROFESSIONALS GROUP INFORMATION:
                  Medical Assurance, Inc.                 Professionals Group, Inc.
                  100 Brookwood Place                     2600 Professionals Drive
                  Birmingham, Alabama 35209               Okemos, Michigan 48864
                  Attention: Frank B. O'Neil              Attention: Lori A. Beachnau
                  (205) 877-4400                          (800) 292-1036 (Ext. 6300)

     This joint proxy statement/prospectus incorporates by reference important business and financial information about Medical Assurance and Professionals Group that is not included in or delivered with this document. The information incorporated by reference is available without charge to shareholders upon written or oral request to the persons identified above.

     IN ORDER TO ENSURE TIMELY DELIVERY OF THE INFORMATION INCORPORATED BY REFERENCE, SHAREHOLDER REQUESTS SHOULD BE RECEIVED BY JUNE 18, 2001, IN THE CASE OF MEDICAL ASSURANCE, AND BY JUNE 18, 2001, IN THE CASE OF PROFESSIONALS GROUP.

                                    SUMMARY

     The following summary highlights aspects of the consolidation that we believe are important to you. To better understand the consolidation agreement and the consolidation and for a more complete description of its terms, you should carefully read this entire document and the documents to which we have referred you. See "Where You Can Find More Information" on page 101 of this joint proxy statement/prospectus.

OUR COMPANIES PROVIDE INSURANCE

     Medical Assurance. Medical Assurance is a Delaware insurance holding company. Medical Assurance, through The Medical Assurance Company, Inc. and other insurance subsidiaries, provides medical malpractice liability insurance for health care providers in the United States, with its most significant presence in states located in the south and midwest sections of the United States. Medical Assurance's principal executive offices are located at 100 Brookwood Place, Birmingham, Alabama 35209; telephone (205) 877-4400.

     Professionals Group. Professionals Group is a Michigan insurance holding company. Professionals Group, through ProNational Insurance Company and other insurance subsidiaries, provides medical malpractice liability insurance for healthcare providers in the United States, with its most significant presence in states located in the midwest section of the United States and in Florida. Professionals Group also provides personal auto, homeowners, boat and umbrella insurance for educational employees and other Michigan residents through its subsidiary MEEMIC Holdings, Inc. Professionals Group's executive offices are located at 2600 Professionals Drive, Okemos, Michigan 48864; telephone (517) 349-6500.

     ProAssurance. ProAssurance Corporation is a newly formed Delaware corporation that has been organized to serve as the parent holding company for Medical Assurance and Professionals Group. It has yet to conduct any business operations. After the consolidation is completed, Medical Assurance and Professionals Group will continue to operate as wholly-owned subsidiaries of ProAssurance. The principal executive offices of ProAssurance are located at 100 Brookwood Place, Birmingham, Alabama 35209; telephone (205) 877-4400.

MEDICAL ASSURANCE SHAREHOLDERS WILL RECEIVE ONLY STOCK IN THE CONSOLIDATION (PAGE 26)

     Each share of Medical Assurance common stock you own will be converted into one share of ProAssurance common stock.

     We have fixed the exchange ratio for shares of Medical Assurance common stock. Because we cannot predict the market price of shares of ProAssurance common stock prior to or following the completion of the consolidation, we cannot predict the value of the shares of ProAssurance common stock you will receive for your shares of Medical Assurance common stock. That value could be significantly higher or lower than the current value of your shares of Medical Assurance common stock. On April 25, 2001 the last reported sales price of Medical Assurance common stock was $14.99.

PROFESSIONALS GROUP SHAREHOLDERS WILL RECEIVE THEIR CHOICE OF CASH AND STOCK OR ONLY CASH IN THE CONSOLIDATION (PAGE 26)

     Each share of Professionals Group common stock you own will be converted into the right to receive YOUR CHOICE OF EITHER $12.00 in cash and shares of ProAssurance common stock initially valued at $14.00 OR $26.00 in cash. However, in each case the cash payable with respect to a share of Professionals Group common stock may be increased or decreased to reflect certain increases or decreases in the value of Professionals Group's portfolio assets since December 31, 1999. Your choice will be subject to the following limitations:

     - the total amount of cash that can be paid to Professionals Group shareholders as a group may not exceed 90% of the total consideration payable with respect to all outstanding shares of Professionals Group common stock; and

     - fractional shares of ProAssurance common stock will not be issued; instead, you will receive the value of any fractional share in cash.

     Because we cannot predict the market price of shares of ProAssurance common stock prior to or following the completion of consolidation, to determine the number of shares of ProAssurance common stock that has an initial value of $14.00, we will divide $14.00 by the average sales price of Medical Assurance common stock during the 20 trading day period ending on the date of the Professionals Group shareholder meeting. On April 25, 2001 the last reported sales price of Medical Assurance common stock was $14.99, making $14.00 worth of ProAssurance common stock equivalent to 0.934 of a share.

     We have fixed the exchange ratio for shares of Professionals Group common stock, subject to adjustment to reflect certain changes in the aggregate market value of Professionals Group's consolidated portfolio assets. Because we cannot predict the market price of shares of ProAssurance common stock prior to or following completion of the consolidation, we cannot predict the value of the shares of ProAssurance common stock that you may receive for your shares of Professionals Group common stock. Accordingly, the value of the combination of cash and shares of ProAssurance common stock following completion of the consolidation, based on reported market prices, could be significantly higher or lower than the amount payable solely in cash for a share of Professionals Group common stock in the consolidation. On April 25, 2001 the last reported sales price of Professionals Group common stock was $25.30.

     YOU SHOULD OBTAIN CURRENT STOCK PRICE QUOTATIONS FOR MEDICAL ASSURANCE COMMON STOCK (NYSE SYMBOL: MAI) AND PROFESSIONALS GROUP COMMON STOCK (NASDAQ NATIONAL MARKET SYMBOL: PICM). THESE QUOTATIONS ARE AVAILABLE FROM YOUR STOCK BROKER, IN MAJOR NEWSPAPERS AND ON THE INTERNET.

PROFESSIONALS GROUP SHAREHOLDERS MUST COMPLETE A YELLOW ELECTION FORM/LETTER OF TRANSMITTAL TO SELECT THE TYPE OF CONSIDERATION THEY WISH TO RECEIVE (PAGE 31).

     You can elect the type of consideration you wish to receive for your shares of Professionals Group common stock by completing the enclosed yellow election form/letter of transmittal and specifying:

     - the number of your shares of Professionals Group common stock that you wish to be converted into cash and shares of ProAssurance common stock; and

     - the number of your shares of Professionals Group common stock that you wish to be converted into solely cash.

     You may make partial elections and elect to receive cash and shares of ProAssurance common stock for some of your shares of Professionals Group common stock and solely cash for the remainder.

     Because the total amount of cash that can be paid to Professionals Group shareholders as a group may not exceed 90% of the total consideration payable with respect to all outstanding shares of Professionals Group common stock, you may not receive the form of payment you select for your shares of Professionals Group common stock. If the cash consideration elected by Professionals Group shareholders is more than the amount of cash available for payment, then some "all cash" elections will be converted to "cash and stock" elections, and the shares of Professionals Group common stock subject to such converted elections will be exchanged for a combination of cash and shares of ProAssurance common stock as if the holder had made a "cash and stock" election. The "all cash" elections subject to conversion to "cash and stock" elections will be selected by the exchange agent in the order last received by the exchange agent. "All cash" elections will be converted into "cash and stock" elections until ProAssurance common stock to be issued to Professionals Group shareholders comprises at least 10% of the total consideration payable with respect to all outstanding shares of Professionals Group common stock. If you make an "all cash" election, you will not know the actual mix of consideration that you will receive for your Professionals Group shares at the time you make your election because of the possibility of an "all cash" election being converted to a "cash and stock" election.

     If you are a Professionals Group shareholder, then YOU MUST DELIVER YOUR PROPERLY COMPLETED YELLOW ELECTION FORM/LETTER OF TRANSMITTAL, TOGETHER WITH YOUR PROFESSIONALS GROUP STOCK CERTIFICATES, A BOOK ENTRY TRANSFER FOR YOUR SHARES, OR A GUARANTEE OF DELIVERY FOR YOUR CERTIFICATES, TO THE EXCHANGE AGENT BY 5:00 P.M., NEW YORK CITY TIME, ON THE DAY THE CONSOLIDATION IS COMPLETED, WHICH WE EXPECT TO BE JUNE 27, 2001. After this deadline, you may not make any elections with respect to the consideration you wish to receive in the consolidation.

     The yellow election form/letter of transmittal must be sent, together with your Professionals Group stock certificates, a book entry transfer for your shares, or a guarantee of delivery for your certificates, to the exchange agent at the address below:

                             Mellon Investor Services LLC
                             85 Challenger Road
                             Ridgefield Park, New Jersey 07660

     You can revoke your election for any or all of your shares of Professionals Group common stock by giving written notice to the exchange agent prior to 5:00 p.m., New York City time, on the day the consolidation is completed, which we expect to be June 27, 2001, or, by withdrawing your shares of Professionals Group common stock (or withdrawing your guarantee of delivery of your certificates) prior to the deadline listed above.

     If you fail to make a timely valid election, then you will receive cash and shares of ProAssurance common stock for your shares of Professionals Group common stock.

THE TAX CONSEQUENCES OF THE CONSOLIDATION TO YOU DEPEND ON WHAT YOU RECEIVE IN THE CONSOLIDATION (PAGE 57)

     The consolidation will not result in the recognition of gain or loss by ProAssurance, Medical Assurance or Professionals Group. The federal income tax consequences to the shareholders of Medical Assurance and Professionals Group will be as follows:

     - If you hold shares of Medical Assurance common stock, you will not recognize any gain or loss on the exchange of your shares of Medical Assurance common stock for shares of ProAssurance common stock in the consolidation. Your adjusted tax basis in the shares of ProAssurance common stock that you receive in the consolidation will equal your adjusted basis in the shares of Medical Assurance common stock that you surrendered. The holding period for the shares of ProAssurance common stock that you receive in exchange for your shares of Medical Assurance common stock will include your holding period for the shares of Medical Assurance common stock that you surrendered.

     - If you hold shares of Professionals Group common stock, and you exchange those shares of Professionals Group common stock for both cash and shares of ProAssurance common stock in the consolidation, you will recognize gain equal to the lesser of (a) the amount of cash received in the exchange or (b) the amount of gain that you realize on the exchange. The amount of gain that you realize on the exchange will be equal to the excess of the sum of the cash (including cash received for any fractional shares) and the value of the shares of ProAssurance common stock received in the exchange over your tax basis of the shares of Professionals Group common stock exchanged therefor. You will not be entitled to recognize a loss on such exchange for federal income tax purposes. Your tax basis in the shares of ProAssurance common stock you receive in exchange for your shares of Professionals Group common stock will be the same as your tax basis in those Professionals Group shares increased by any gain that you recognize on those Professionals Group shares as a result of the consolidation and reduced by the amount of any cash that you receive for those Professionals Group shares in the consolidation.

     - If you hold shares of Professionals Group common stock, and you exchange those shares of Professionals Group common stock for solely cash in the consolidation, you will recognize gain or loss equal to the difference between the cash received and your adjusted tax basis in the shares of Professionals Group common stock exchanged solely for cash.

     Tax matters are complicated, and tax results may vary among shareholders. The tax consequences of the consolidation to you will depend entirely upon your own financial and tax situation. Accordingly, we urge you to contact your own tax advisor to understand fully how the consolidation will affect you.

THERE ARE RISK FACTORS ASSOCIATED WITH THE CONSOLIDATION

     This joint proxy statement/prospectus includes, or incorporates by reference, certain additional factors related to our operations and business strategies generally and the consolidation and the consolidation's effects on our companies specifically. YOU SHOULD READ CAREFULLY THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 10 AND THE SECTION ENTITLED "FORWARD-LOOKING INFORMATION" BEGINNING ON PAGE 15.

     You should also review the factors considered by our boards of directors and the analyses of their financial advisors that are described on pages 43-55.

YOU WILL NOT HAVE DISSENTERS' RIGHTS OF APPRAISAL (PAGE 24)

     Dissenters' rights of appraisal are not available to either Medical Assurance shareholders or Professionals Group shareholders.

OUR BOARDS OF DIRECTORS RECOMMEND THAT YOU APPROVE THE CONSOLIDATION (PAGES
39-43)

     Medical Assurance. The Medical Assurance board of directors believes that the consolidation is fair to you and in your best interests. It recommends that Medical Assurance shareholders vote FOR the consolidation.

     Professionals Group. The Professionals Group board of directors believes that the consolidation is fair to you and in your best interests. It recommends that Professionals Group shareholders vote FOR the consolidation.

OUR FINANCIAL ADVISORS BELIEVE THE CONSOLIDATION IS FAIR FROM A FINANCIAL POINT OF VIEW (PAGES 43-55)

     In deciding to approve the consolidation, your board of directors considered an opinion from its financial advisor as to the fairness, from a financial point of view, of the consideration to be paid in the consolidation.

     Medical Assurance received an opinion from its financial advisor, First Union Securities, Inc., that the exchange ratio is fair to Medical Assurance from a financial point of view.

     Professionals Group received an opinion from its financial advisor, Cochran, Caronia & Co., that the consideration to be paid in the consolidation to holders of Professionals Group common stock is fair, from a financial point of view, to the holders of Professionals Group common stock.

     These opinions are attached as Appendices B and C to this joint proxy statement/prospectus. We encourage you to read these opinions completely and carefully.

WHAT WE NEED TO DO TO COMPLETE THE CONSOLIDATION (PAGE 69)

     To complete the consolidation we must satisfy a number of conditions including:

     - approval of the consolidation by both Medical Assurance shareholders and Professionals Group shareholders;

     - the absence of any legal restraints that prevent the completion of the consolidation;

     - approval of the consolidation by regulatory authorities;

     - approval for listing on the New York Stock Exchange, subject to official notice of issuance, of the shares of ProAssurance common stock to be issued in the consolidation;

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

     - receipt of an opinion from Ernst & Young LLP, or other nationally recognized accounting firm, with respect to the federal income tax treatment of our companies and our shareholders; and

     - ratings from the A.M. Best Rating Agency no less favorable than A- with respect to each of Medical Assurance and Professionals Group, and no notice that either of their ratings will be less favorable than A- after the consolidation.

     None of the conditions listed above will be waived by either of us. However, we may elect to waive the other conditions to the consolidation. If either of us waives any condition to the closing of the consolidation, we will each consider at the time whether the facts and circumstances of the waiver make a resolicitation of proxies from shareholders appropriate. However, if either of us waives a condition that we deem material to the closing of the consolidation, we will resolicit proxies from shareholders. We can't be certain when or if the conditions to the consolidation will be satisfied or waived, or that the consolidation will be completed.

RECIPROCAL TERMINATION FEES (PAGE 72)

     Generally, if the consolidation agreement is terminated because Medical Assurance failed to support the consolidation or to oppose an offer from a third party to acquire it, then Medical Assurance must pay Professionals Group an expense allowance and liquidated damages of not more than $9.9 million.

     Generally, if the consolidation agreement is terminated because Professionals Group failed to support the consolidation or to oppose an offer from a third party to acquire it, then Professionals Group must pay Medical Assurance an expense allowance and liquidated damages of not more than $9.9 million.

     The termination fees are intended to increase the likelihood that the consolidation will be completed.

RECIPROCAL STOCK OPTION AGREEMENTS (PAGE 75)

     To increase the likelihood that the consolidation will be completed, and to discourage other persons who may be interested in acquiring Professionals Group, Medical Assurance required Professionals Group to grant Medical Assurance a stock option that allows Medical Assurance to buy up to 437,230 shares of Professionals Group common stock at a price of $26.00 per share. Medical Assurance can exercise this option only if another person attempts to acquire control of Professionals Group.

     To increase the likelihood that the consolidation will be completed, and to discourage other persons who may be interested in acquiring Medical Assurance, Professionals Group required Medical Assurance to grant Professionals Group a stock option that allows Professionals Group to buy up to 1,146,838 shares of Medical Assurance common stock at a price of $14.26 per share. Professionals Group can exercise this option only if another person attempts to acquire control of Medical Assurance.

OUR OFFICERS AND DIRECTORS HAVE INTERESTS IN THE CONSOLIDATION THAT ARE DIFFERENT FROM YOUR INTERESTS (PAGE 59)

     When considering the recommendation of our boards of directors, you should be aware that some of our directors and officers have interests in the consolidation that are different from, or in addition to, your interests as shareholders. These interests exist because of agreements that certain of our directors and officers have with Professionals Group or Medical Assurance, as applicable, including severance agreements, and rights that they may have under incentive compensation plans maintained by us. Some of these agreements and plans will provide the officers of Professionals Group and its subsidiary, MEEMIC Holdings, with severance benefits after the consolidation. In addition, unvested stock options and stock grants previously granted to employees of Professionals Group and MEEMIC Holdings, will become exercisable by their holders in connection with the consolidation.

     These interests also arise from provisions in the consolidation agreement relating to appointments to the ProAssurance board of directors, director and officer indemnification and insurance, and employment arrangements and employee benefits after the consolidation. Our boards of directors were aware of these interests and considered them, among other matters, in approving the consolidation agreement.

     Also, following the consolidation, ProAssurance and Medical Assurance will purchase directors' and officers' insurance for Professionals Group's officers and directors. In addition, ProAssurance and its subsidiaries will indemnify directors and officers of our companies, for events occurring before the consolidation, including events that are related to the consolidation. This indemnity and insurance will be in addition to the indemnification and insurance that our officers and directors are entitled to while acting in that capacity after the consolidation.

DIRECTORS AFTER THE CONSOLIDATION (PAGE 63)

     If the consolidation is completed, the board of directors of ProAssurance will consist of 11 persons, including eight of the persons who are currently directors of Medical Assurance and three of the persons who are currently directors of Professionals Group.

EXECUTIVE OFFICERS AFTER THE CONSOLIDATION (PAGE 63)

     A. Derrill Crowe, M.D., the current chairman of the board and chief executive officer of Medical Assurance, will serve as chairman of the board and chief executive officer of ProAssurance. Victor T. Adamo, Esq., CPCU, the current chief executive officer and a director of Professionals Group, will serve as vice chairman of the board and president of ProAssurance.

COMPARISON OF SHAREHOLDER RIGHTS

     There are significant differences among the rights of ProAssurance shareholders, the rights of Professionals Group shareholders and the rights of Medical Assurance shareholders. Among the material differences are differences in:

     - the election and removal of directors (page 91);

     - the calling of shareholder meetings, shareholder voting requirements and the procedures for shareholder nominations (page 92);

     - the right and power to amend charter and by-law provisions (page 95-96);

     - indemnification (page 97);

     - the payment of dividends (page 98);

     - dissenters' rights of appraisal (page 98); and

     - anti-takeover laws (page 99).

     These differences exist because the rights of Medical Assurance shareholders are currently governed by Delaware law and Medical Assurance's certificate of incorporation and by-laws, the rights of Professionals Group shareholders are currently governed by Michigan law and Professionals Group's articles of incorporation and by-laws, and the rights of ProAssurance's shareholders will be governed by Delaware law and its certificate of incorporation and by-laws. When the consolidation is completed, Medical Assurance shareholders and those shareholders of Professionals Group who receive shares of ProAssurance common stock will become ProAssurance shareholders and their rights will be governed by Delaware law and ProAssurance's certificate of incorporation and by-laws.

THE CONSOLIDATION AGREEMENT (PAGE 67 AND APPENDIX A)

     A copy of the consolidation agreement, as amended, without any exhibits or schedules is attached to this joint proxy statement/prospectus as Appendix A and is incorporated by reference. We encourage you to read the consolidation agreement completely and carefully as it is the legal document that governs the consolidation.

                                  RISK FACTORS

     You should consider the following matters in deciding whether to vote in favor of the consolidation, in addition to the other information included or incorporated by reference in this joint proxy statement/prospectus.

RISKS RELATED TO THE CONSOLIDATION

     Both Medical Assurance and Professionals Group shareholders should consider the following risks related to the consolidation and the combined company.

     You Could Receive Consideration Having a Value That is Less Than the Current Value of Your Shares. Because we cannot predict the market price of ProAssurance common stock prior to or following the completion of the consolidation, we cannot predict the value of the shares of ProAssurance common stock that you receive for your shares. Moreover, because stock prices fluctuate, the market value of the shares of ProAssurance common stock that you receive in the consolidation may increase or decrease following the consolidation.

     For Professionals Group shareholders, this means that the value of the combination of cash and shares of ProAssurance stock that you may receive for one of your shares of Professionals Group common stock following completion of the consolidation, based on reported market prices, could be significantly higher or lower than the amount payable solely in cash for a share of Professionals Group common stock in the consolidation.

     Professionals Group Shareholders May Receive Consideration That is Inconsistent with Their Elections. Because the total amount of cash that can be paid to Professionals Group shareholders as a group may not exceed 90% of the total consideration payable with respect to all outstanding shares of Professionals Group common stock, you may not receive the form of payment you select for your shares of Professionals Group common stock. If the cash consideration elected by Professionals Group shareholders is more than the amount of cash available for payment, then some "all cash" elections will be converted to "cash and stock" elections, and the shares of Professionals Group common stock subject to such converted elections will be exchanged for a combination of cash and shares of ProAssurance common stock as if the holder had made a "cash and stock" election. The "all cash" elections subject to such conversion will be selected by the exchange agent in the order last received by the exchange agent. "All cash" elections will be converted into "cash and stock" elections until ProAssurance common stock to be issued to Professionals Group shareholders comprises at least 10% of the total consideration payable with respect to all outstanding shares of Professionals Group common stock.

     Our Officers and Directors Have Potential Conflicts of Interest in the Consolidation. Our directors and officers will have interests in the consolidation that are different from and in addition to your interests as shareholders. All of the directors of Medical Assurance and three of the current directors of Professionals Group have been elected to serve as directors of ProAssurance, and all of the executive officers of Medical Assurance and Professionals Group are expected to be employed in similar capacities with similar employee benefits after the consolidation. As discussed under "Interests of Directors and Officers in the Consolidation," certain of the officers and directors of Professionals Group have "change of control" arrangements that provide for severance payments after a "change of control" of Professionals Group, and certain of them have stock options and stock grants that will vest upon a change of control. The approval of the consolidation by the shareholders of Professionals Group will result in a change of control for purposes of such arrangements, options and grants. You should be aware of these potential conflicts of interest relating to the benefits available to certain of our officers and directors when considering the determinations of our boards of directors to approve the consolidation.

     The Internal Revenue Service May Disagree With Our Description of the Federal Income Tax Consequences. We have not applied for, nor do we expect to obtain, a ruling from the Internal Revenue Service with respect to the federal income tax consequences of the consolidation. We have received an opinion from Ernst & Young LLP as to certain anticipated federal income tax consequences as described under "Material Federal Income Tax Consequences." Such opinion is qualified in certain respects and is not binding on the Internal Revenue Service. No assurance can be given that the Internal Revenue Service will not challenge the favorable income tax consequences of the consolidation. We would vigorously contest any such challenge.

     Our Increased Leverage will Create Increased Demands on Cash Flow for Debt Service. ProAssurance will derive the cash needed to pay the Professionals Group shareholders in the consolidation from the following sources:

     - Up to $135 million as dividends from Medical Assurance and Professionals Group payable to ProAssurance immediately upon completion of the consolidation; and

     - Approximately $110 million from a bank term loan to be made to ProAssurance and funded concurrently with completion of the consolidation.

     Medical Assurance intends to fund in part its dividend to ProAssurance with the proceeds of an extraordinary dividend of approximately $25 million from its principal insurance subsidiary, The Medical Assurance Company, Inc. The balance of the funds to be distributed as a dividend from Medical Assurance to ProAssurance were previously paid to Medical Assurance as ordinary dividends from its insurance subsidiaries.

     Professionals Group intends to fund in part its dividend with the proceeds of an extraordinary dividend of approximately $50 million from one of its principal insurance subsidiaries, ProNational Insurance Company. The balance of the funds to be distributed as a dividend from Professionals Group to ProAssurance were previously paid to Professionals Group as ordinary dividends from its insurance subsidiaries.

     Because ProAssurance will have no business operations of its own, it will be dependent on dividends paid from its insurance subsidiaries to fund the debt service on the term loan. The payment of dividends by insurance companies is subject to regulation under state insurance laws which in some cases require regulatory approval prior to payment of the dividend. The failure of the insurance subsidiaries to generate cash flow in an amount sufficient to pay dividends to fund debt service may result in a default under the loan which, if not waived, may cause the loan to become immediately due and payable.

     In addition, increased debt and debt service may have an adverse effect on the combined company's capital position and liquidity. While ProAssurance believes that future operating cash flow of its subsidiaries will be sufficient to fund their operations and the debt service of ProAssurance, leverage and debt service requirements could have important consequences to holders of ProAssurance common stock, including the following:

     - making ProAssurance more vulnerable to economic downturns and adverse changes in interest rates;

     - restricting ProAssurance's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes and other purposes;

     - making it more difficult for ProAssurance and its insurance subsidiaries to maintain favorable credit ratings with rating agencies such as A.M. Best; and

     - requiring a substantial portion of the combined companies' cash flow from operations to be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available for operations or dividends to shareholders.

     In connection with such indebtedness, ProAssurance expects to become subject to numerous financial and other restrictive covenants (including restrictions on payments of dividends, incurrences of additional indebtedness and mergers and acquisitions). The failure to comply with these covenants may result in an event of default which, if not cured or waived, could cause such indebtedness to be declared immediately due and payable. Any substantial increase in ProAssurance's debt levels, or the inability of ProAssurance to borrow funds at favorable interest rates or to comply with the financial or other restrictive covenants, could have a material adverse effect on the business, financial condition, results of operations or prospects of ProAssurance.

     Substantial Sales of ProAssurance Common Stock Could Adversely Affect its Market Price. All of the shares of ProAssurance common stock that are to be issued in the consolidation may be sold immediately, except for those shares received by those shareholders who are affiliates of Medical Assurance, Professionals Group or ProAssurance within the meaning of Rule 145 of the Securities Act of 1933. Substantially all of the shares of ProAssurance common stock outstanding after the consolidation will be freely tradeable (subject to certain Rule 144 restrictions in the case of affiliates). The sale of a substantial amount of ProAssurance common stock after the consolidation could adversely affect its market price. It could also impair ProAssurance's ability to raise money through the sale of more stock or other forms of capital. In addition, the sale of authorized but unissued shares of ProAssurance common stock by ProAssurance after the consolidation could adversely affect its market price. Based on certain assumptions we have made, we expect that there will be approximately 25.4 million shares of ProAssurance common stock outstanding after the consolidation, excluding ProAssurance shares issuable upon the exercise of outstanding options. ProAssurance's certificate of incorporation authorizes the issuance of up to approximately 74.6 million additional shares of ProAssurance common stock.

     Professionals Group's Personal Lines Insurance is Concentrated in a Single State and is Highly Cyclical. Professionals Group provides personal auto, homeowners, boat and umbrella insurance for educational employees and others in Michigan through its subsidiary, MEEMIC Holdings. Since this personal lines insurance is currently offered only in Michigan, the revenues and earnings associated with it are subject to prevailing economic, regulatory, demographic and other conditions in Michigan, as well as the impact of natural catastrophes, to a greater extent than if it were offered in several states or regions.

     Personal lines insurance is highly cyclical. The profitability of personal lines insurance can be affected significantly by price competition, regulatory changes, volatile weather conditions, legal developments affecting insurer liability and the size of jury awards, and fluctuations in interest rates and other investment factors.

     Personal lines insurance is also very competitive. Competitors include numerous insurance companies as well as various self-insurance mechanisms. Principal competitors of Professionals Group in this area include large national property and casualty insurance companies that have substantially greater financial resources than does Professionals Group.

     Our Corporate Structure Could Limit Our Ability to Pay
Dividends. ProAssurance is a legal entity separate and distinct from its subsidiaries. Because ProAssurance will have no significant operations of its own, the principal sources of its funds will be dividends and other distributions from its subsidiaries, borrowings and sales of equity. The rights of ProAssurance, and consequently its shareholders, to participate in any distribution of assets of any of its subsidiaries is subject to prior claims of policyholders, creditors and preferred shareholders, if any, of such subsidiary (except to the extent claims of ProAssurance in its capacity as a creditor are recognized), and to certain regulatory restrictions. Consequently, ProAssurance's ability to fund its operations and pay debt may be limited.

     ProAssurance may engage in activities in addition to providing insurance through its subsidiaries. Such activities could include activities related to providing insurance, such as claims and risk management services, and activities unrelated to insurance. However, ProAssurance has not presently specifically identified any such additional activities. To the extent that ProAssurance engages in activities that are unrelated to its insurance operations, it may have no or limited experience or senior management expertise related to such new activities.

RISKS RELATED TO PROFESSIONALS GROUP SHAREHOLDERS

     As a Professionals Group shareholder you have the right to receive, subject to certain limitations and adjustments described in this joint proxy statement/prospectus, your choice of either $12.00 in cash and shares of ProAssurance common stock initially worth $14.00 or $26.00 in cash. If you elect to receive

"cash and stock" you will receive stock in an entity principally engaged in the medical malpractice insurance industry. In determining whether to make a "cash and stock" election or an "all cash" election, you should consider the risks that follow:

     Our Revenue May Fluctuate With the Business Cycle and Interest
Rates. Virtually all of Medical Assurance's insurance premium revenue is derived from medical malpractice risks. Approximately one-half of Professionals Group's insurance premium revenue is derived from medical malpractice risks. Many factors influence the financial results of the medical malpractice insurance business, several of which are beyond our control. The supply of medical malpractice insurance, or the industry's underwriting capacity, is determined principally by the industry's level of capitalization, historical underwriting results, returns on investment and perceived premium rate adequacy.

     Historically, the financial performance of the medical malpractice insurance industry has tended to fluctuate in cyclical patterns characterized by periods of greater competition in pricing and underwriting terms and conditions (a "soft insurance market") followed by periods of capital shortage and lesser competition (a "hard insurance market"). For several years, the medical malpractice insurance industry has faced a soft insurance market that has generally resulted in lower premiums and reduced profitability. More recently, loss costs have begun to rise beyond normal inflationary levels. We are endeavoring to compete in this market through premium rate increases and more selective underwriting practices, but there can be no assurance that these practices will be successful. Moreover, there can be no assurances regarding whether or when market conditions will improve, or the manner in which, or the extent to which, changes in market conditions may impact our results and operations.

     We generally rely on the positive performance of our investment portfolios to offset insurance losses and to enhance profitable results. Consequently, prevailing economic conditions, particularly changes in market interest rates, may significantly affect our operations. In addition, changes in interest rates also can affect the value of our interest-earning assets, which are principally comprised of fixed and adjustable-rate investment securities. Generally, the value of fixed-rate investment securities fluctuates inversely with changes in interest rates. Changes in interest rates also can affect the average life of investment securities. We are subject to reinvestment risk to the extent that we are not able to reinvest prepayments at rates which are comparable to the rates on the maturing investments.

     Changes in market interest rates have resulted in, and future changes in market interest rates may result in, significant changes in the market value of our portfolios of fixed maturity investments. As of December 31, 2000:

          Medical Assurance's portfolio had a modified duration of 2.9 years and a market value of $604 million which approximated the amortized cost of the portfolio. A one hundred basis point increase in market interest rates would decrease the value of this portfolio by 3.0 percent, whereas a one hundred basis point decrease in market interest rates would increase the value of this portfolio by 2.8 percent.

          Professionals Group's portfolio had a modified duration of 4.3 years and a market value that was $7.2 million more than the $676 million amortized cost of such portfolio. A one hundred basis point increase in market interest rates would decrease the value of this portfolio by approximately 4.6 percent, whereas a one hundred basis point decrease in market interest rates would increase the value of this portfolio by approximately 4.7 percent.

     We Face Competition That Could Adversely Affect Our Profitability. Each of us competes with numerous insurance companies as well as various self-insurance mechanisms. Principal competitors of Medical Assurance and Professionals Group include large national property and casualty insurance companies such as GE Capital, AIG, CNA Insurance and St. Paul Insurance Companies, and doctor sponsored insurers at the regional and local levels. Many of our competitors have substantially greater financial resources than we do.

     Competition in the medical malpractice insurance industry may take several forms, including pricing, service quality, breadth and flexibility of coverages, method of sale, and insurance carrier financial stability and ratings. Each of us competes through name recognition and reputation, especially by emphasizing a high level of customer service to insureds. We also compete in certain states by using local insurance agencies to sell and distribute our insurance products. Each of us has attempted to balance the need for upward rate adjustments with the goal of maintaining market share in a very competitive insurance market.

     Health Care Industry Consolidation Could Have a Material Impact on Our Operations. Each of us derives substantially all of its medical professional liability insurance premium income from physicians and other individual health care providers, physician groups, and smaller health care facilities. The health care industry is undergoing rapid market driven change and consolidation which may negatively impact the medical practice and economic independence of physicians who are our primary customer base. For example, the emergence of "managed care" has made it more difficult for physicians to conduct a traditional fee-for-service practice and has caused some physicians to leave private practice for employment with medical systems or to join or contractually affiliate with managed care organizations or practice management organizations. Such change and consolidation may result in the elimination of, or a significant decrease in, the role of the physician in the medical malpractice insurance purchasing decision. It could also result in greater emphasis on the role of professional managers, who may seek to purchase insurance on a price competitive basis, and who may favor insurance companies that are larger and more highly rated than us. In addition, such change and consolidation could reduce medical malpractice premiums available to us as groups of insurance purchasers generally retain more risk by accepting higher deductibles and self-insured retentions or by forming their own captive insurance mechanisms.

     The movement from traditional fee-for-service practice to the managed care environment may also result in an increase in the liability profile of our insureds. The majority of our insured physicians practice in primary care specialties such as internal medicine, family practice, general practice and pediatrics. In the managed care environment, these primary care physicians are being required to take on the role of "gatekeeper" and restrain the use of specialty care by controlling access to specialists and by performing certain procedures that would customarily be performed by specialists in a fee-for-service setting. These practice changes are resulting in an increase in the claims frequency and severity experienced by primary care physicians and by us as their insurance carrier.

     Regulatory Changes Could Have a Material Impact on Our Operations. Our insurance businesses are subject to extensive regulation by state insurance authorities in each state in which we operate. These regulatory authorities have broad administrative and supervisory power relating to:

     - licensing requirements;

     - trade practices;

     - accounting and financing practices;

     - capital and surplus requirements;

     - the amount of dividends and other payments that can be made by our insurance subsidiaries without prior regulatory approval;

     - investment practices; and

     - rate schedules.

     Most states also regulate insurance holding companies, like Medical Assurance, Professionals Group and ProAssurance, in a variety of matters such as acquisitions, changes of control and the terms of affiliated transactions. These regulations may impede or impose burdensome conditions on rate increases or other actions that we may want to take to enhance our operating results, and could affect our ability to pay dividends on our common stock. In addition, we may incur significant costs in the course of complying with regulatory requirements. We cannot assure you that future legislative or regulatory changes will not adversely affect our business operations.

                          FORWARD-LOOKING INFORMATION

     This joint proxy statement/prospectus contains forward-looking statements. These statements are based on our estimates and assumptions and are subject to a number of risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of each of our companies and the combined company. Also, when we use the words "anticipates," "believes," "estimates," "expects," "hopes," "intends," or similar expressions, we are making forward-looking statements.

     The future results of ProAssurance, Medical Assurance and Professionals Group could be affected by subsequent events and could differ materially from those expressed in our forward-looking statements. If future events and actual performance differ from our assumptions, our actual results could vary significantly from the performance projected in our forward-looking statements. There are numerous important factors that could cause actual results to differ materially from those in our forward-looking statements, including the following:

     - underwriting losses if the risks we insure are greater than expected;

     - fluctuations in our loss and loss adjustment expense reserves as a result of uncertainties inherent in our reserving process;

     - changes in the availability, cost, quality, or collectibility of reinsurance;

     - inflation and changes in the interest rate environment and/or the securities markets that adversely impact the fair value of our investments or operations;

     - regulatory and legislative actions or decisions that adversely affect our business plans or operations;

     - restrictions on our ability to achieve continued growth through expansion into other states or through acquisitions or business combinations;

     - general economic conditions, either nationally or in the combined company's market areas, that are worse than anticipated;

     - changes in the legal system that affect the frequency and severity of claims;

     - lower than expected revenues after the consolidation, higher than expected operating costs after the consolidation, or higher than expected losses of customers and business after the consolidation;

     - lower than expected costs savings from the consolidation, or delays in obtaining, or an inability to obtain, the costs savings from the consolidation;

     - greater than expected difficulties in integrating our businesses or retaining key personnel;

     - significantly increased competition among insurance providers and related pricing weaknesses in some markets; and

     - the ability to enter new markets successfully and capitalize on growth opportunities.

     Due to these risks and uncertainties, you should not place undue reliance on any forward-looking statements.

                         SUMMARY FINANCIAL INFORMATION
            SELECTED CONDENSED CONSOLIDATED HISTORICAL FINANCIAL AND
                      OPERATING DATA OF MEDICAL ASSURANCE
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     We are providing the following financial information to aid you in your analysis of the financial aspects of the consolidation. We derived this information from Medical Assurance's audited financial statements for 1996 through 2000. All information is presented in accordance with generally accepted accounting principles. The information is only a summary and you should read it in conjunction with Medical Assurance's historical financial statements and related notes contained in the annual reports and other information that Medical Assurance has filed with the SEC. This historical financial information has also been incorporated into this joint proxy statement/prospectus by reference. See "Where You Can Find More Information."

                                                                         AT, OR FOR THE YEAR ENDED DECEMBER 31
                                                              ------------------------------------------------------------
                                                                 2000         1999         1998         1997        1996
                                                              ----------   ----------   ----------   ----------   --------
INCOME STATEMENT DATA(A):
Direct and assumed premiums written.........................  $  223,871   $  201,593   $  192,479   $  188,195   $137,840
Net premiums earned.........................................     177,596      164,424      141,316      118,967    104,518
Net investment income.......................................      41,450       39,273       39,402       38,474     32,114
Other income................................................       3,543        4,332       12,885        3,301      2,642
Net losses and loss adjustment expenses.....................     155,710      104,657       93,893       77,674     72,759
Income before cumulative effect of accounting change........      24,300       46,700       48,523       37,458     31,149
Cumulative effect of accounting change(b)...................          --           --       (1,123)          --         --
Net income..................................................      24,300       46,700       47,400       37,458     31,149
Weighted average number of shares outstanding:
  Basic and diluted(c)......................................      23,291       23,992       24,729       24,844     24,108
PER COMMON SHARE DATA(A)(C):
Basic and diluted:
  Income before cumulative effect of accounting change......  $     1.04   $     1.95   $     1.96   $     1.51   $   1.29
  Cumulative effect of accounting change(b).................          --           --        (0.04)          --         --
                                                              ----------   ----------   ----------   ----------   --------
        Net income..........................................  $     1.04   $     1.95   $     1.92   $     1.51   $   1.29
                                                              ==========   ==========   ==========   ==========   ========
Book value at period-end....................................  $    15.22   $    13.92   $    13.24   $    11.57   $   9.81
BALANCE SHEET DATA(A):
Total investments...........................................  $  796,526   $  761,918   $  791,579   $  720,202   $666,759
Total assets................................................   1,122,836    1,117,668    1,132,239    1,063,173    905,308
Reserve for losses and loss adjustment expenses.............     659,659      665,792      660,640      614,729    548,742
Total liabilities...........................................     777,669      791,944      808,059      775,985    660,743
Total capital...............................................     345,167      325,724      324,180      287,188    244,565
Common stock outstanding at end of period(c)................      22,682       23,401       24,477       24,829     24,933

---------------

(a) Amounts attributable to Medical Assurance of Missouri, acquired December 20, 1996, are included in the above balance sheet data but are considered immaterial for inclusion in Medical Assurance's 1996 operations.
(b) Net income for 1998 was reduced by $1.1 million which represents the cumulative effect (net of tax) of an accounting change for guaranty fund assessments due to the adoption of the American Institute of Certified Public Accountants' Statement of Position 97-3.
(c) The Medical Assurance board of directors declared special stock dividends in December 1999 (5%), 1998 (10%), 1997 (5%), and 1996 (6%); in August 1997 the
    Medical Assurance board of directors declared a two-for-one stock split. All per share data of Medical Assurance has been restated as if the dividends and the stock split had been declared on January 1, 1996. Treasury stock is excluded from the date of acquisition for purposes of determining the weighted average number of shares outstanding used in the computation of net income per share of common stock.

            SELECTED CONDENSED CONSOLIDATED HISTORICAL FINANCIAL AND
                     OPERATING DATA OF PROFESSIONALS GROUP
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    We are providing the following financial information to aid you in your analysis of the financial aspects of the consolidation. We derived this information from Professionals Group's audited financial statements for 1996 through 2000. All information is presented in accordance with generally accepted accounting principles. The information is only a summary and you should read it in conjunction with Professionals Group's historical financial statements and related notes contained in the annual reports and other information that Professionals Group has filed with the SEC. This historical financial information has also been incorporated into this joint proxy statement/prospectus by reference. See "Where You Can Find More Information."

                                                                       AT, OR FOR THE YEAR ENDED DECEMBER, 31
                                                              --------------------------------------------------------
                                                                 2000         1999        1998       1997       1996
                                                              ----------   ----------   --------   --------   --------
INCOME STATEMENT DATA(A):
Direct and assumed premiums written.........................  $  271,241   $  225,123   $162,529   $181,170   $154,739
Net premiums earned.........................................     226,390      195,169    153,449    132,026    125,406
Net investment income.......................................      46,232       41,142     38,443     39,521     39,051
Net losses and loss adjustment expenses(b)..................     213,628      160,760    172,086    126,442    126,164
Income (loss) before extraordinary item.....................      11,699       25,791     (3,231)    22,428     18,961
Extraordinary item(c).......................................          --        1,397         --         --         --
Net income (loss)...........................................      11,699       27,188     (3,231)    22,428     18,961
Weighted average number of shares outstanding:
  Basic(d)..................................................       8,894        9,145      9,189      9,174      9,155
  Diluted(d)................................................       8,986        9,253      9,189      9,176      9,155
PER COMMON SHARE DATA(A)(D):
Basic:
  Income (loss) before extraordinary item...................  $     1.32   $     2.82   $  (0.35)  $   2.44   $   2.07
  Extraordinary item(c).....................................          --         0.15         --         --         --
                                                              ----------   ----------   --------   --------   --------
        Net income (loss)...................................  $     1.32   $     2.97   $  (0.35)  $   2.44   $   2.07
                                                              ==========   ==========   ========   ========   ========
Diluted:
  Income (loss) before extraordinary item...................  $     1.27   $     2.75   $  (0.35)  $   2.44   $   2.07
  Extraordinary item(c).....................................          --         0.15         --         --         --
                                                              ----------   ----------   --------   --------   --------
        Net income (loss)...................................  $     1.27   $     2.90   $  (0.35)  $   2.44   $   2.07
                                                              ==========   ==========   ========   ========   ========
Book value at period-end(d).................................  $    27.52   $    24.10   $  24.13   $  23.97   $  20.73
BALANCE SHEET DATA(A):
Total investments...........................................  $  780,941   $  758,268   $691,033   $678,642   $644,992
Total assets................................................   1,136,753    1,072,089    889,211    847,990    774,904
Reserve for losses and loss adjustment expenses.............     711,187      659,655    567,257    514,835    524,932
Total liabilities and minority interest.....................     893,177      855,273    667,114    628,110    584,747
Total capital...............................................     243,576      216,816    222,097    219,880    190,157
Common stock outstanding at end of period(d)................       8,851        8,998      9,205      9,174      9,174

---------------
(a) From July 1, 1997 through June 30, 1999, Professionals Group assumed 40% of the net premiums of Michigan Educational Employees Mutual Insurance Company, the predecessor to MEEMIC Holdings. On July 1, 1999, MEEMIC Holdings was consolidated into Professionals Group's financial statements as a result of Professionals Group obtaining majority ownership.
(b) In 1998, Professionals Group increased its estimated liability for loss and loss adjustment expense reserves by $25.6 million to reflect actuarial estimates and the application of Professionals Group's reserving practices to its Florida book of business.
(c) In 1999, Professionals Group recognized a $1.4 million gain on the early extinguishment of debt by MEEMIC Holdings, net of taxes of $0.7 million that was reported as an extraordinary item.
(d) Prior period amounts have been restated for the effects of 10% stock dividends on December 13, 1999, December 23, 1998 and December 16, 1996, respectively.

            SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
                          OF PROASSURANCE CORPORATION
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following selected unaudited pro forma consolidated financial data has been derived from and should be read in conjunction or together with the Unaudited Pro Forma Condensed Consolidated Financial Statements and related notes on pages 79 to 88. This information is based on the historical consolidated balance sheets and related consolidated statements of income of ProAssurance Corporation, Medical Assurance, and Professionals Group. The balance sheet information gives effect to the consolidation transaction as of December 31, 2000. The income statement data gives effect to the corporate reorganization of Medical Assurance and ProAssurance, treated in a manner similar to a pooling of interests, and gives effect to the consolidation of Professionals Group and ProAssurance, treated as a purchase transaction, as if the transaction had occurred on January 1, 2000. The statements include pro forma adjustments as described in the notes accompanying the financial statements. The pro forma data is based on preliminary estimates, available information and certain assumptions, and may be revised as additional information becomes available. This information is for illustrative purposes only. The companies may have performed differently had they always been combined. The selected unaudited pro forma financial data may not be indicative of what the combined company will experience after the consolidation.

                                                               AT, OR FOR THE
                                                                 YEAR ENDED
                                                              DECEMBER 31, 2000
                                                              -----------------
INCOME STATEMENT DATA:
Net premiums earned.........................................     $  403,986
Net investment income.......................................         80,403
Other income................................................          4,346
Net losses and loss adjustment expenses.....................        369,338
Underwriting, acquisition and insurance expenses............         88,402
Interest expense............................................          8,045
Income before extraordinary item and cumulative effect of
  accounting change.........................................         24,198
Weighted average number of shares outstanding:
  Basic.....................................................         25,973
  Diluted...................................................         25,977
Income before extraordinary item and cumulative effect of
  accounting change:
  Basic.....................................................     $     0.93
  Diluted...................................................     $     0.92
BALANCE SHEET DATA:
Total investments...........................................     $1,455,467
Total assets................................................      2,132,807
Reserve for losses and loss adjustment expenses.............      1,370,846
Total liabilities and minority interest.....................      1,745,957
Total capital...............................................        386,850
Common stock outstanding....................................         25,364
Book value per common share at period-end...................          15.25

                      UNAUDITED COMPARATIVE PER SHARE DATA
                          OF PROASSURANCE CORPORATION

     The information below should be read together with the historical financial statements and related notes contained in the annual reports and other information of Medical Assurance and Professionals Group that have been filed with the SEC and incorporated herein by reference. The unaudited ProAssurance pro forma consolidated data below is for illustrative purposes only. The companies may have performed differently had they always been combined. This information should not be relied upon as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the consolidation. See "Unaudited Pro Forma Condensed Consolidated Financial Statements" and "Where You Can Find More Information."

                                                                   FOR THE
                                                                 YEAR ENDED
                                                              DECEMBER 31, 2000
                                                              -----------------
INCOME PER SHARE BEFORE EXTRAORDINARY ITEM
  AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE
Medical Assurance (historical)
  Basic.....................................................       $ 1.04
  Diluted...................................................       $ 1.04
Professionals Group (historical)
  Basic.....................................................       $ 1.32
  Diluted...................................................       $ 1.27
ProAssurance Pro Forma Consolidated(a)
  Basic.....................................................       $  .93
  Diluted...................................................       $  .92
Professionals Group Pro Forma Equivalent(c)
  Basic.....................................................       $ 1.00
  Diluted...................................................       $ 0.99
BOOK VALUE PER COMMON SHARE AT PERIOD-END
Medical Assurance (historical)..............................       $15.22
Professionals Group (historical)............................        27.52
ProAssurance Pro Forma Consolidated(b)......................        15.25
Professionals Group Pro Forma Equivalent(b)(c)..............        16.47

---------------

(a) ProAssurance pro forma consolidated earnings per share data gives effect to the corporate reorganization of Medical Assurance and ProAssurance, treated in a manner similar to a pooling of interests, and to the consolidation of Professionals Group and ProAssurance, treated as a purchase transaction, as if the transactions had occurred on January 1, 2000.
(b) ProAssurance pro forma consolidated book value per share gives effect to the consolidation transaction as of December 31, 2000.
(c) Professionals Group pro forma equivalent information represents the unaudited pro forma consolidated data per share of Professionals Group common stock, assuming an exchange ratio of 1.08 based on the average Medical Assurance stock price of $13.00 per share for the twenty trading day period ended April 20, 2001. The Medical Assurance exchange ratio is 1.00 thus the pro forma equivalent information is the same as the ProAssurance pro forma consolidated per share amounts.

                            COMPARATIVE STOCK PRICES

     Medical Assurance common stock is traded on the New York Stock Exchange under the symbol "MAI." Professionals Group common stock is traded on the Nasdaq National Market under the symbol "PICM." Although transactions in Medical Assurance common stock and Professionals Group common stock have been, and are expected to continue to be, facilitated by market-makers, there can be no assurance that an established or liquid trading market in Medical Assurance common stock or Professionals Group common stock will continue. The following table sets forth, for the periods indicated, the high and low closing sale prices per share of Medical Assurance common stock as reported on the NYSE and the high and low closing sale prices for Professionals Group common stock as reported on the Nasdaq National Market. The stock price information has been adjusted to reflect all stock dividends and stock splits on Medical Assurance common stock and Professionals Group common stock. The information with respect to such sale prices was obtained from the New York Stock Exchange (MAI) and the National Association of Securities Dealers, Inc. (PICM).

                                                            MEDICAL ASSURANCE    PROFESSIONALS GROUP
                                                               COMMON STOCK          COMMON STOCK
                                                            ------------------   --------------------
                                                             HIGH        LOW       HIGH        LOW
                                                            -------    -------   --------    --------
1998
  First Quarter...........................................  $25.97     $21.65     $35.95      $32.23
  Second Quarter..........................................   25.97      23.11      35.12       27.48
  Third Quarter...........................................   24.94      20.83      31.41       20.66
  Fourth Quarter..........................................   29.33      22.19      31.82       20.71
1999
  First Quarter...........................................   31.43      25.60      28.30       23.18
  Second Quarter..........................................   28.57      25.48      32.16       21.93
  Third Quarter...........................................   28.57      23.87      31.48       21.93
  Fourth Quarter..........................................   23.81      19.29      25.69       20.91
2000
  First Quarter...........................................   23.13      16.88      24.00       16.13
  Second Quarter..........................................   20.81      10.19      24.44       13.18
  Third Quarter...........................................   12.50      10.56      24.06       21.00
  Fourth Quarter..........................................   16.68      12.38      24.13       21.94
2001
  First Quarter...........................................   18.06      12.00      25.25       21.81
  Second Quarter (through April 25, 2001).................   14.99      12.54      25.44       23.88

     Because no shares of ProAssurance common stock have been issued, they are not currently traded in any regularly established securities market. However, it is a condition to the completion of the consolidation that shares of ProAssurance common stock to be issued in the consolidation be approved for listing on the New York Stock Exchange subject to official notice of issuance.

     Following completion of the consolidation, trading in shares of Medical Assurance common stock and shares of Professionals Group common stock will cease and there will be no further market for such shares.

     The last sales prices of Medical Assurance common stock and Professionals Group common stock prior to the public announcement of the consolidation agreement on June 23, 2000 were $11.13 and $16.00, respectively. The last sales prices of Medical Assurance common stock and Professionals Group common stock on April 25, 2001, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus, were $14.99 and $25.30, respectively.

                            THE SHAREHOLDER MEETINGS

DATES, TIMES AND PLACES

     Medical Assurance. This joint proxy statement/prospectus is being furnished to Medical Assurance shareholders in connection with the solicitation by Medical Assurance's board of directors of proxies to be used at the special meeting of Medical Assurance's shareholders to be held at the Harbert Center, 2019 Fourth Avenue North, Birmingham, Alabama 35203 on June 25, 2001 at 9:00 a.m., local time.

     Professionals Group. This joint proxy statement/prospectus is being furnished to Professionals Group shareholders in connection with the solicitation by Professionals Group's board of directors of proxies to be used at the special meeting of Professionals Group's shareholders to be held at 2600 Professionals Drive, Okemos, Michigan on June 25, 2001, at 10:00 a.m., local time.

MATTERS TO BE CONSIDERED; VOTES REQUIRED

     Medical Assurance. At the special meeting of Medical Assurance's shareholders, the shareholders will be asked to consider and vote upon the proposed consolidation. On each matter considered at the Medical Assurance meeting, each Medical Assurance shareholder will have one vote at the Medical Assurance meeting for each share of Medical Assurance common stock owned by him or her at the close of business on May 3, 2001.

     To complete the consolidation, a majority of the outstanding shares of Medical Assurance common stock must vote FOR the consolidation.

     If any other action is to be taken by a vote of Medical Assurance's shareholders, it will be authorized by a majority of the votes cast by the holders of the shares present in person or represented by proxy at the Medical Assurance meeting and entitled to vote on the action.

     THE MEDICAL ASSURANCE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MEDICAL ASSURANCE SHAREHOLDERS VOTE FOR THE CONSOLIDATION.

     As of March 31, 2001, Medical Assurance's directors and executive officers and their affiliates owned 3,058,585 shares, about 13.3%, of the outstanding shares of Medical Assurance common stock (including 355,516 shares of Medical Assurance common stock which may be acquired upon the exercise of options which are exercisable within 60 days of such date). As of March 31, 2001 Professionals Group's directors and executive officers and their affiliates did not own any of the outstanding shares of Medical Assurance common stock. The directors and executive officers of Medical Assurance and of Professionals Group have indicated that they intend to vote all shares of Medical Assurance common stock owned by them FOR the consolidation.

     As of March 31, 2001, neither Medical Assurance nor any of its subsidiaries had or shared the right to vote any of the outstanding shares of Medical Assurance common stock, and Professionals Group and its subsidiaries had or shared the right to vote 308 of the outstanding shares of Medical Assurance common stock. Professionals Group and its subsidiaries intend to vote all shares of Medical Assurance common stock owned by them FOR the consolidation.

     Additional information with respect to beneficial ownership of Medical Assurance common stock by persons and entities owning more than 5% of such stock and more detailed information with respect to beneficial ownership of Medical Assurance common stock by Medical Assurance's directors and executive officers is contained in Medical Assurance's Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated by reference in this joint proxy statement/prospectus. See "Where You Can Find More Information."

     Professionals Group. At the special meeting of the Professionals Group's shareholders, the shareholders will be asked to consider and vote upon the proposed consolidation. On each matter considered at the Professionals Group meeting, each Professionals Group shareholder will have one vote for each share of Professionals Group common stock owned by him or her at the close of business on April 27, 2001.

     To complete the consolidation, a majority of the outstanding shares of Professionals Group common stock must vote FOR the consolidation.

     If any other action is to be taken by a vote of Professionals Group's shareholders, it will be authorized by a majority of the votes cast by the holders of the shares present in person or represented by proxy at the Professionals Group meeting and entitled to vote on the action.

     THE PROFESSIONALS GROUP BOARD OF DIRECTORS RECOMMENDS THAT PROFESSIONALS GROUP SHAREHOLDERS VOTE FOR THE CONSOLIDATION.

     As of March 31, 2001 Professionals Group's directors and executive officers and their affiliates owned 371,912 shares, about 4.2%, of the outstanding shares of Professionals Group common stock (including 123,676 shares of Professionals Group common stock which may be acquired upon the exercise of options which are exercisable within 60 days of such date). The directors and executive officers of Professionals Group have indicated that they intend to vote all shares of Professionals Group common stock owned by them FOR the consolidation. As of March 31, 2001, the directors and officers of Medical Assurance did not own any shares of Professionals Group common stock.

     As of April 18, 2001, neither Professionals Group nor any of its subsidiaries had or shared the right to vote any of the outstanding shares of Professionals Group common stock, and Medical Assurance and its subsidiaries had or shared the right to vote 373,761 of the outstanding shares of Professionals Group common stock. Medical Assurance and its subsidiaries intend to vote all shares of Professionals Group common stock owned by them FOR the consolidation.

     Additional information with respect to beneficial ownership of Professionals Group common stock by persons and entities owning more than 5% of such stock and more detailed information with respect to beneficial ownership of Professionals Group common stock by Professionals Group's directors and executive officers is contained in Professionals Group's Annual Report on Form 10-K for the year ended December 31, 2000 as amended by Form 10-K/A (Amendment No. 1) filed on April 24, 2001, which is incorporated by reference in this joint proxy statement/prospectus. See "Where You Can Find More Information." Medical Assurance filed a Schedule 13D on March 26, 2001, as amended April 18, 2001, to disclose its ownership of Professionals Group common stock.

VOTING OF PROXIES

     All shares of Medical Assurance common stock and Professionals Group common stock represented by properly executed proxies received at or prior to the applicable meeting, and not revoked, will be voted at that meeting in accordance with the instructions indicated in those proxies.

     Properly executed Medical Assurance proxies which do not contain voting instructions will be voted FOR the consolidation.

     Properly executed Professionals Group proxies which do not contain voting instructions will be voted FOR the consolidation.

     You may be able to vote by telephone or electronically via the Internet in accordance with instructions included on your white proxy card instead of submitting your proxy vote on the paper proxy card. Votes submitted by telephone must be received by 4:00 p.m., Eastern Daylight time, on June 22, 2001. Votes submitted electronically via the Internet must be received by 4:00 p.m., Eastern Daylight time, on June 22, 2001. To submit your vote by telephone, you should call (800) 840-1208, have your white proxy card in hand, enter your company control number, which is indicated on your white proxy card, and follow the instructions provided to you when you call. To submit your vote electronically via the Internet, visit

     - www.eproxy.com/picm/ if you are a Professionals Group shareholder, or

     - www.eproxy.com/mai/ if you are a Medical Assurance shareholder, and have your white proxy card in hand and follow the instructions to enter your company control number, which is indicated on your proxy card, and to create an electronic voting instruction form. These instructions are also contained on the accompanying white proxy card.

     Brokers who hold shares of Medical Assurance common stock or Professionals Group common stock for customers are not authorized to vote on the consolidation without specific voting instructions from their customers (a "broker nonvote"). However, solely for purposes of determining whether the consolidation has received the vote of shareholders required for approval, each "broker nonvote" and each abstention is functionally equivalent to a vote "against" the consolidation. If any other matters are properly presented at a meeting for consideration, the persons named in the relevant form of proxy enclosed herewith and acting thereunder will have discretion to vote on such matters in accordance with their best judgment; provided, however, that no proxy will be voted in favor of adjournment or postponement to solicit further proxies for such proposal.

     Neither Medical Assurance nor Professionals Group knows of any other matters to be brought before the meetings other than those referred to in this joint proxy statement/prospectus, but if any other business should properly come before a meeting, the persons named in the proxy, or authorized substitutes, intend to vote in accordance with their best judgment.

REVOCABILITY OF PROXIES

     Medical Assurance. If your Medical Assurance shares are held in your name and not through a broker or bank, then you can change your vote at any time before your proxy is voted at the applicable meeting. You can do this in three ways: First, you can send a written statement that you would like to revoke your proxy. Second, you can send a new proxy card. You should send your revocation or new proxy card to Mellon Investor Services LLC, 600 Willow Tree Road, Leonia, New Jersey 07605, Attention: Proxy Department. Third, you can attend the Medical Assurance special meeting and vote in person. However, your attendance alone will not revoke your proxy.

     Medical Assurance votes submitted by telephone may be revoked in the same manner as is indicated in the preceding paragraph and may also be revoked by subsequent telephonic votes at any time before 4:00 p.m., Eastern Daylight time, on June 22, 2001. Medical Assurance votes submitted electronically via the Internet may be revoked in the same manner as is indicated in the preceding paragraph and may also be revoked by subsequent Internet votes at any time before 4:00 p.m., Eastern Daylight time, on June 22, 2001. Attendance at the Medical Assurance special meeting will not constitute a revocation of a previous vote via telephone or electronically via the Internet.

     If your Medical Assurance shares are held by a broker or bank and you instructed the broker or bank to vote your Medical Assurance shares, you must follow the directions of your broker or bank for changing those instructions.

     Professionals Group. If your Professionals Group shares are held in your name and not through a broker or bank, then you can change your vote at any time before your proxy is voted at the applicable meeting. You can do this in three ways: First, you can send a written statement that you would like to revoke your proxy. Second, you can send a new proxy card. You should send your revocation or new proxy card to Mellon Investor Services LLC, 600 Willow Tree Road, Leonia, New Jersey 07605 Attention: Proxy Department. Third, you can attend the Professionals Group special meeting and vote in person. However, your attendance alone will not revoke your proxy.

     Professionals Group votes submitted by telephone may be revoked in the same manner as is indicated in the preceding paragraph and may also be revoked by subsequent telephonic votes at any time before

4:00 p.m., Eastern Daylight time, on June 22, 2001. Professionals Group votes submitted electronically via the Internet may be revoked in the same manner as is indicated in the preceding paragraph and may also be revoked by subsequent Internet votes at any time before 4:00 p.m., Eastern Daylight time, on June 22, 2001. Attendance at the Professionals Group special meeting will not constitute a revocation of a previous vote via telephone or electronically via the Internet.

     If your Professionals Group shares are held by a broker or bank and you instructed the broker or bank to vote your Professionals Group shares, you must follow the directions of your broker or bank for changing those instructions.

RECORD DATES; VOTING RIGHTS; QUORUMS

     Medical Assurance. Only holders of record of Medical Assurance common stock at the close of business on May 3, 2001 are entitled to receive notice of and to vote at the Medical Assurance meeting. As of March 31, 2001, 22,681,782 shares of Medical Assurance common stock were outstanding. At least a majority of the outstanding shares of Medical Assurance common stock must be represented in person or by proxy at the Medical Assurance meeting in order for a quorum to be present. "Broker nonvotes" and abstentions are counted for purposes of determining a quorum. However, solely for purposes of determining whether the consolidation has received the vote of Medical Assurance shareholders required for approval, each "broker nonvote" and each abstention is functionally equivalent to a vote "against" the consolidation.

     Professionals Group. Only holders of record of Professionals Group common stock at the close of business on April 27, 2001 are entitled to receive notice of and to vote at the Professionals Group meeting. As of March 31, 2001, 8,851,223 shares of Professionals Group common stock were outstanding. At least 2,950,408 shares of Professionals Group common stock must be represented in person or by proxy at the Professionals Group meeting in order for a quorum to be present. "Broker nonvotes" and abstentions are counted for purposes of determining a quorum. However, solely for purposes of determining whether the consolidation has received the vote of Professionals Group shareholders required for approval, each "broker nonvote" and each abstention is functionally equivalent to a vote "against" the consolidation.

NO DISSENTERS' RIGHTS OF APPRAISAL

     Dissenters' rights of appraisal are not available to either Medical Assurance shareholders or Professionals Group shareholders.

SOLICITATION OF PROXIES

     Medical Assurance will pay the cost of soliciting Medical Assurance proxies and Professionals Group will pay the cost of soliciting Professionals Group proxies. However, Medical Assurance and Professionals Group will share equally the cost of printing this joint proxy statement/prospectus. In addition to solicitation by mail, proxies may be solicited by telephone, telegram, datagram, in person or by other written and electronic forms of communication. Arrangements will be made with brokerage firms, nominees, fiduciaries and other custodians for the forwarding of solicitation materials to the beneficial owners of shares held of record by such persons, and each company will reimburse such persons for their reasonable out-of-pocket expenses in connection therewith.

     Proxies may be solicited on behalf of each company by mail or personally, or by telephone, telegraph, datagram or other forms of communication, by directors, officers and regular employees of such company and its subsidiaries (none of whom shall receive any additional compensation for such services, but will be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation).

     Professionals Group has retained Morrow & Co. at an estimated cost of $7,500 to assist them in the solicitation of proxies for the Professionals Group special meeting.

     The white proxy card is for your use to vote for or against the consolidation. Please indicate on your proxy card how you want to vote your shares and sign and mail the proxy card in the enclosed return white envelope as soon as possible so that your shares may be represented at the meeting. You also have the ability to vote electronically via the Internet or by telephone as is indicated on your proxy card.

     Medical Assurance shareholders should not send stock certificates with their proxy cards.

     PROFESSIONALS GROUP SHAREHOLDERS SHOULD NOT SEND THEIR PROFESSIONALS GROUP STOCK CERTIFICATES WITH THEIR PROXY CARDS. IF YOU ARE A PROFESSIONALS GROUP SHAREHOLDER, YOUR ELECTION WITH RESPECT TO THE TYPE OF CONSIDERATION YOU WISH TO RECEIVE IN THE CONSOLIDATION MUST BE MADE ON THE YELLOW ELECTION FORM/LETTER OF TRANSMITTAL ENCLOSED WITH THE JOINT PROXY STATEMENT/PROSPECTUS. You must deliver your validly completed election form/letter of transmittal, together with your Professionals Group stock certificates, a book entry transfer for your shares, or a guarantee of delivery for your certificates, to the exchange agent by 5:00 p.m., New York City time, on the day the consolidation is completed, which we expect to be June 27, 2001. After this deadline, you may not make any elections with respect to the type of consideration you wish to receive.

                               THE CONSOLIDATION

     The following discussion describes the material aspects of the consolidation. Because this discussion is a summary, it may not contain all of the information that is important to you. To understand the consolidation fully, and for a more complete description of the legal terms of the consolidation, you should read carefully this entire joint proxy statement/prospectus and the documents we have referred you to. See "Where You Can Find More Information."

     A copy of the consolidation agreement without any exhibits or schedules is attached as Exhibit A to this joint proxy statement/prospectus and is incorporated by reference. We encourage you to read the consolidation agreement completely and carefully as it is the legal document that governs the consolidation.

GENERAL

     Our boards of directors have unanimously approved the consolidation. When the consolidation is completed:

     - Medical Assurance will become a wholly-owned subsidiary of ProAssurance;

     - Professionals Group will become a wholly-owned subsidiary of ProAssurance;

     - each share of Medical Assurance common stock you own will be converted into one share of ProAssurance common stock; and

     - subject to the adjustments and limitations described in this joint proxy statement/prospectus, each share of Professionals Group common stock you own will be converted into the right to receive your choice of either $12.00 in cash and shares of ProAssurance common stock initially worth $14.00 OR $26.00 in cash.

     The shares of ProAssurance common stock to be issued in the consolidation will be approved for listing on the New York Stock Exchange, subject to official notice of issuance, before the completion of the consolidation.

     If the consolidation is completed, then Medical Assurance common stock will be delisted from the New York Stock Exchange, Professionals Group common stock will be delisted from the Nasdaq National Market, and both Medical Assurance and Professionals Group will no longer be subject to periodic reporting requirements under the Securities Exchange Act of 1934.

     We are working towards completing the consolidation as quickly as possible, and we expect to complete the consolidation before June 30, 2001.

CONSIDERATION TO BE RECEIVED IN THE CONSOLIDATION

     Medical Assurance shareholders will receive only stock in the consolidation. Each share of Medical Assurance common stock you own will be converted into one share of ProAssurance common stock.

     We have fixed the exchange ratio for shares of Medical Assurance common stock. Because we cannot predict the market price of shares of ProAssurance common stock prior to or following the completion of the consolidation, we cannot predict the value of the shares of ProAssurance common stock you will receive for your shares of Medical Assurance common stock. That value could be significantly higher or lower than the current value of your shares of Medical Assurance common stock. On April 25, 2001, the last reported sales price of Medical Assurance common stock was $14.99.

     Professionals Group shareholders will receive their choice of cash and stock or only cash in the consolidation. Each share of Professionals Group common stock you own will be converted into the right to receive, subject to certain limitations and adjustments described in this joint proxy statement/ prospectus, your choice of either $12.00 in cash and shares of ProAssurance common stock initially valued at $14.00 OR $26.00 in cash.

     Because we cannot predict the market price of shares of ProAssurance common stock prior to or following the completion of consolidation, to determine the number of shares of ProAssurance common stock that has an initial value of $14.00, we will divide $14.00 by the average sales price of Medical Assurance common stock during the 20 trading day period ending on the date of the Professionals Group shareholder meeting. On April 25, 2001, the last reported sales price of Medical Assurance common stock was $14.99, making $14.00 worth of ProAssurance common stock equivalent to 0.934 shares.

     The amount of cash payable with respect to a share of Professionals Group stock under either choice will be subject to increase or decrease to reflect certain changes in the aggregate market value of Professionals Group's consolidated portfolio assets from the end of 1999 to the end of the second to last calendar month prior to completion of the consolidation. The change in the market value of those consolidated portfolio assets will be equal to the sum of
(i) the unrealized gain or loss attributable to those consolidated portfolio assets held on both December 31, 1999, and the valuation date and (ii) the amount by which the net realized gain or loss on portfolio assets held on December 31, 1999, and sold prior to the valuation date exceeds $2,000,000. If the change in the market value of Professional Group's consolidated portfolio assets reflects a net gain, the amount of the increase will be adjusted to reflect net after tax charges and the resulting amount will be divided by the number of shares of Professionals Group stock in order to determine the amount by which the per share cash consideration will increase. If, on the other hand, the change in the market value of Professionals Group's consolidated portfolio assets reflects a net loss, the amount of the decrease will be adjusted to reflect net after tax benefits and the resulting amount will be divided by the number of shares of Professionals Group stock in order to determine the amount by which the per share cash consideration will decrease.

     For example, if you assume that the valuation date was at March 31, 2001, the change in the market value of Professionals Group's consolidated portfolio assets as determined in accordance with the consolidation agreement reflected a per share increase to the purchase price of approximately $1.95.

     Because we have limited the total amount of cash that can be paid to Professionals Group shareholders as a group to a maximum of 90% of the total consideration payable with respect to all outstanding shares of Professionals Group common stock, you may not receive the form of payment you select for your shares of Professionals Group common stock. If the cash consideration elected by Professionals Group shareholders is more than the amount of cash available for payment, then some "all cash" elections will be converted to "cash and stock" elections, and the shares of Professionals Group common stock subject to such converted elections will be exchanged for a combination of cash and shares of ProAssurance common stock as if the holder had made a "cash and stock" election. The "all cash" elections subject to conversion to "cash and stock" elections will be selected by the exchange agent in the order last received by the exchange agent. "All cash" elections will be converted into "cash and stock" elections until ProAssurance common stock to be issued to Professionals Group shareholders comprises at least 10% of the total consideration payable with respect to all outstanding shares of Professionals Group common stock. If you are a Professionals Group shareholder and you make a "cash election," you will not know the actual mix of consideration that you will receive for your Professionals Group shares at the time you vote or make your election because of the possibility that an "all cash" election will be converted to a "cash and stock" election.

     We have fixed the cash price and exchange ratio per share for shares of Professionals Group common stock, subject to adjustment to reflect changes in the aggregate market value of Professionals Group's consolidated portfolio assets. Because we cannot predict the market price of shares of ProAssurance common stock prior to or following completion of the consolidation, we cannot predict the value of the shares of ProAssurance common stock that you may receive for your shares of Professionals Group common stock. Accordingly, the value of the combination of cash and shares of ProAssurance common stock following completion of the consolidation, based on reported market prices, could be significantly higher or lower than the amount payable solely in cash for a share of Professionals Group common stock. On April 25, 2001, the last reported sales price of Professionals Group common stock was $25.30.

     YOU SHOULD OBTAIN CURRENT STOCK PRICE QUOTATIONS FOR MEDICAL ASSURANCE COMMON STOCK AND PROFESSIONALS GROUP COMMON STOCK. THESE QUOTATIONS ARE AVAILABLE FROM YOUR STOCK BROKER, IN MAJOR NEWSPAPERS AND ON THE INTERNET.

     No fractional shares of ProAssurance common stock will be issued in the consolidation. No fractional shares will result from the exchange of Medical Assurance stock for ProAssurance stock. Each Professionals Group shareholder who would otherwise be entitled to receive a fractional share of ProAssurance common stock will receive cash. The amount of cash paid to Professionals Group shareholders in lieu of fractional shares will be equal in amount to the product of the fraction of a share of ProAssurance common stock that would be otherwise issued multiplied by the average sales price of Medical Assurance common stock during the 20 trading day period ending on the date of the Professionals Group shareholder meeting.

FINANCING FOR THE CONSOLIDATION

     ProAssurance will derive the cash needed to pay the Professionals Group shareholders in the consolidation from the following sources:

     - Up to $135 million as dividends from Medical Assurance and Professionals Group payable to ProAssurance immediately upon completion of the consolidation; and

     - Approximately $110 million from a bank term loan to be made to ProAssurance and funded concurrently with completion of the consolidation.

     The dividend from Medical Assurance to ProAssurance will be funded in part by an extraordinary dividend from its principal insurance subsidiary, The Medical Assurance Company, Inc. The Medical Assurance Company, Inc. filed a notice with the Alabama Commissioner of Insurance - a Form D Notice -- in support of its request for approval of the payment of an extraordinary dividend of approximately $25 million. The payment of this dividend was approved by the Alabama Commissioner of Insurance on November 16, 2000, and will be paid to Medical Assurance upon completion of the consolidation. The balance of the funds to be distributed as a dividend from Medical Assurance to ProAssurance were previously paid to Medical Assurance as ordinary dividends from its insurance subsidiaries.

     The dividend from Professionals Group will be funded in part with the proceeds of an extraordinary dividend from one of its principal insurance subsidiaries, ProNational Insurance Company. ProNational filed a Form D Notice with the Michigan Commissioner of Insurance in support of its request for approval of the payment of an extraordinary dividend of approximately $50 million. The payment of this dividend was approved by the Michigan Commissioner of Insurance on November 28, 2000, and will be paid to Professionals Group upon completion of the consolidation. The balance of the funds to be distributed as a dividend from Professionals Group to ProAssurance were previously paid to Professionals Group as ordinary dividends from its insurance subsidiaries.

     SouthTrust Bank has acted as the lead bank in arranging for a term loan of up to $110 million to ProAssurance. The term loan provides for:

     - Payment of interest on the outstanding principal balance of the term loan at a variable rate based on the London Interbank Offered Rate (LIBOR) or the base rate of SouthTrust as elected from time to time by ProAssurance.

     - Payment of the principal amount of the term loan over a five year term in minimum quarterly installments of $2.5 million and in annual installments -- beginning 2002 equal to the lesser of the amount by which 50% of the annual net cash flow of ProAssurance exceeds the minimum quarterly payments for such year ($10 million) or $15 million.

     - The term loan will be secured by a pledge of the stock of Medical Assurance and Professionals Group and certain of their principal subsidiaries.

     - The term loan may be repaid at any time without penalty subject to an interest rate make-up adjustment.

     ProAssurance anticipates that it will enter into an interest rate protection agreement to fix the interest expense on some or all of the outstanding indebtedness under the term loan.

     SouthTrust has also arranged for a revolving credit facility to ProAssurance of up to $40 million for general corporate purposes. Interest will be payable at the same rate as the term loan. ProAssurance may borrow funds on this credit facility from time to time so long as the outstanding principal does not exceed $40 million. The principal on this credit facility will be payable in full in two years, subject to renewal. The pledge of stock of Medical Assurance and Professionals Group and their principal subsidiaries will also secure this credit facility.

     So long as indebtedness is outstanding under the term loan or the credit facility, ProAssurance and its principal subsidiaries must:

     - provide the banks financial and other information periodically and permit the banks to inspect their books and records;

     - maintain their corporate existence and not permit any of them to dissolve, or to merge with or into, or to transfer substantially all of its assets to, another person without the consent of the banks;

     - not create or incur any additional debt or liens on any assets, except as specifically provided in the loan agreement;

     - not acquire whether by purchase of assets, stock or merger any other business or entity at a cost of more than $10 million, without the consent of the banks;

     - comply with a consolidated debt service coverage ratio of 3.75 to 1 through June 30, 2002 and 3.0 to 1 thereafter;

     - comply with a minimum consolidated tangible net worth equal to the sum of
       (i) the greater of (A) 90% of the consolidated net worth of ProAssurance as of June 30, 2001, or (B) $290,000,000, plus (ii) 75% of cumulative consolidated net income after June 30, 2001;

     - comply with a consolidated fixed charge coverage ratio of 1.25 to 1 through December 31, 2001 and 1.5 to 1 thereafter;

     - comply with a funded debt to adjusted statutory capital ratio of 3.5 to 1; and

     - maintain the ability of ProAssurance's subsidiaries to pay dividends free and clear of any restrictions or encumbrances other than those imposed by applicable insurance laws and regulations.

     The Medical Assurance Company, Inc. and ProNational Insurance Company must each comply with an NAIC risk-based capital ratio of 3.5 to 1. At the end of any fiscal year, if the NAIC risk-based capital ratio for either company is below
3.5 to 1 but not less than 3.0 to 1, ProAssurance will have 30 days to pledge to the banks excess cash in an amount required to achieve a 3.5 to 1 ratio in order to avoid a default.

     The banks have a right to demand full payment of the term loan and credit facility upon the occurrence of certain events of default. In addition to the failure to make any scheduled payment of principal or interest, the following are events of default:

     - failure to observe any covenant or agreement under the loan agreement;

     - the inaccuracy of any representation or warranty under the loan agreement in any material respect;

     - failure to make a scheduled payment on any indebtedness of ProAssurance or any of its subsidiaries with an outstanding principal balance in excess of $1 million;

     - the occurrence of an event that enables the acceleration of maturity of any indebtedness of ProAssurance or any of its subsidiaries having an outstanding principal balance in excess of $1 million;

     - the bankruptcy or insolvency of ProAssurance or any of its subsidiaries;

     - failure to pay any judgment or order for the payment of funds in excess of $7.5 million for a period of more than 30 days unless such judgment or order has been stayed or is being appealed; and

     - a change in control of ProAssurance.

     - the failure of the lender to retain a security interest in the pledged stock;

     - expiration or termination of any material license of ProAssurance or its principal subsidiaries,

     The obligation of the banks to fund the term loan and credit facility is subject to the satisfaction of certain conditions. ProAssurance has satisfied the condition that the term loan and credit facility be authorized by all necessary corporate action and that the loan documents be executed by ProAssurance and delivered to the banks. The obligation to fund the term loan and credit facility is subject to the following additional conditions:

     - the absence of any material adverse change with respect to the business operations or financial condition of either Medical Assurance or Professionals Group;

     - the absence of any proceeding in any court or before any arbitrator or governmental authority that is likely to have a material adverse effect on either of them or their ability to complete the consolidation;

     - all representations and warranties in the loan agreement being true and correct in all material respects;

     - the absence of any continuing event of default;

     - the payment of all fees payable to the banks in connection with the term loan and credit facility (approximately $525,000);

     - the delivery of an opinion of legal counsel satisfactory to the banks;

     - the delivery of audited financial statements of Medical Assurance and Professionals Group for the year ended December 31, 2000 and unaudited quarterly financial statements of Medical Assurance and Professionals Group commencing after December 31, 2000; and

     - the receipt of all regulatory and shareholder approvals necessary for the transactions contemplated by the consolidation agreement.

     - the completion of the consolidation.

     ProAssurance has agreed to pay SouthTrust Bank an annual administrative fee of $49,500 and to indemnify the banks and hold them harmless for any loss or damage from the use of the proceeds made available under the term loan and the credit facility or from ProAssurance's breach of the terms and conditions of the term loan and the credit facility.

     The debt service on the term loan will be paid from the funds made available to ProAssurance from dividends by Medical Assurance and Professionals Group. ProAssurance anticipates that the loan proceeds and dividends to be paid in connection with the consolidation will exceed the cash needed to pay the Professionals Group shareholders in the consolidation, and the excess funds will be available for payment of ProAssurance's debt service after completion of the consolidation. ProAssurance intends to cause The Medical Assurance Company and ProNational Insurance Company to declare and pay dividends each year in the maximum amount that can be paid under the insurance laws without the approval of the applicable insurance regulatory authorities. Medical Assurance and Professionals Group will in turn pay these dividends to ProAssurance, and such funds will be available for the payment of its debt service. ProAssurance believes that the proceeds from these dividends will be sufficient to fund the debt service under the term loan.

EXCHANGE PROCEDURES

     Medical Assurance. If you are a Medical Assurance shareholder, you will not be required to surrender your certificate(s) for Medical Assurance stock in connection with the consolidation. Because each share of Medical Assurance stock will be converted into one share of ProAssurance stock, your certificate(s) for Medical Assurance stock will represent the same number of shares of ProAssurance common stock after completion of the consolidation. You will be entitled to vote the shares of ProAssurance stock into which your Medical Assurance shares are converted immediately after completion of the consolidation, and you will be entitled to receive all dividends and distributions with respect to such stock. If you desire to sell or otherwise transfer your ProAssurance stock after the consolidation, you may complete the sale or transfer by delivery of your certificate(s) for Medical Assurance stock. You may voluntarily submit your certificate(s) for Medical Assurance stock to ProAssurance's transfer agent and have certificates for the same number of shares of ProAssurance stock reissued in your name.

     Professionals Group. If you are a Professionals Group shareholder, then a yellow election form/letter of transmittal has been included with this joint proxy statement/prospectus. Please read the yellow election form/letter of transmittal carefully and follow all instructions contained therein.

     To elect the type of consideration you wish to receive for your shares of Professionals Group common stock, you must deliver your properly completed election form/letter of transmittal, together with your Professionals Group stock certificates, a book entry transfer for your shares, or a guarantee of delivery for your certificates, to the exchange agent by 5:00 p.m., New York City time, on the day the consolidation is completed, which we expect to be June 27, 2001. After this deadline, you may not make any elections with respect to the consideration you wish to receive in the consolidation.

     The yellow election form/letter of transmittal must be sent, together with your Professionals Group stock certificates, a book entry transfer for your shares or a guarantee of delivery for your certificates, to the exchange agent at the address below:
                              Mellon Investor Services LLC
                              85 Challenger Road
                              Ridgefield Park, New Jersey 07660

     You can revoke or change your election for any or all of your shares of Professionals Group common stock by giving written notice to the exchange agent prior to 5:00 p.m., New York City time, on the day the consolidation is completed, which we expect to be June 27, 2001. You can also revoke your election by withdrawing your shares of Professionals Group common stock (or withdrawing your guarantee of delivery of your certificates) prior to the deadline listed above. After this deadline, you may not revoke or change any elections you have made with respect to the consideration you wish to receive in the consolidation.

     If you fail to make a timely valid election, then you will receive cash and shares of ProAssurance common stock for your shares of Professionals Group common stock.

     Professionals Group has the power, which it may delegate to the exchange agent, to determine whether any election has been properly or timely made and to disregard immaterial defects in any election form/letter of transmittal. Any decision by Professionals Group or the exchange agent regarding such matters will be conclusive and binding. None of Professionals Group, Medical Assurance, ProAssurance or the exchange agent is under any obligation to notify any person of any defect in any election form/letter of transmittal.

     Simultaneously with the completion of the consolidation, ProAssurance will deliver to the exchange agent the number of shares of ProAssurance common stock and the cash that will be issued in exchange for shares of Professionals Group common stock.

     As soon as practicable after the completion of the consolidation, each holder of Professionals Group common stock who has surrendered his or her shares of Professionals Group common stock to the exchange agent will be issued the consideration into which those shares have been converted. NO CONSIDERATION WILL BE PAID TO, AND NO DIVIDENDS OR DISTRIBUTIONS, IF ANY, WILL BE PAID ON ANY SHARES OF

PROASSURANCE COMMON STOCK ISSUABLE TO, ANY PROFESSIONALS GROUP SHAREHOLDER UNTIL SUCH SHAREHOLDER SURRENDERS HIS OR HER PROFESSIONALS GROUP STOCK CERTIFICATES TO THE EXCHANGE AGENT. IN ADDITION, PROFESSIONALS GROUP SHAREHOLDERS WILL NOT RECEIVE ANY INTEREST ON ANY CASH PAYABLE TO THEM.

TREATMENT OF STOCK OPTIONS

     Medical Assurance Stock Options. When the consolidation is completed, each outstanding and unexercised option to purchase shares of Medical Assurance common stock will be assumed by ProAssurance and converted, on a one for one basis, into an option to purchase shares of ProAssurance common stock on the same terms and conditions as were in effect immediately prior to the consolidation.

     Professionals Group Stock Options. When the consolidation is completed, each outstanding and unexercised option to purchase shares of Professionals Group common stock will be assumed by ProAssurance and converted into a vested and immediately exercisable option to purchase shares of ProAssurance stock. However, the number of shares subject to, and the exercise price of, each of those Professionals Group stock options outstanding immediately prior to the consolidation will be adjusted as follows:

     - the number of shares of ProAssurance common stock subject to the new option will be equal to the product of the number of shares of Professionals Group common stock subject to such Professionals Group stock option immediately prior to the consolidation and a conversion ratio, provided that any fractional shares of ProAssurance common stock resulting from such multiplication will be rounded down to the nearest whole share; and

     - the exercise price per share of ProAssurance common stock under the new option will be equal to the exercise price per share of Professionals Group common stock under the original Professionals Group stock option divided by a conversion ratio, provided that the exercise price will be rounded down to the nearest whole cent.

     The conversion ratio will be the figure derived by dividing $26.00, adjusted to reflect certain increases or decreases in the value of Professionals Group's consolidated portfolio assets since December 31, 1999, by the average sales price of Medical Assurance common stock during the 20 trading day period ending on the date of the Professionals Group shareholder meeting.

BACKGROUND OF THE CONSOLIDATION

     Medical Assurance and Professionals Group can trace their origins to the medical malpractice insurance crisis that occurred in the late 1970's. As a result of that crisis, which was created when large national commercial insurance companies withdrew from the medical professional liability insurance market, a number of medical professional liability insurance companies were formed by or for physicians.

     Until the last several years, many of these physician-oriented insurance companies tended to be small and limited their activities to a single state. However, in order to achieve growth, diversification and enhanced shareholder value, a number of these companies began to expand their operations and product lines by entering new markets de novo or through acquisitions. As a result, the medical professional liability insurance market has become increasingly competitive and is experiencing industry-wide consolidation.

     During this period of consolidation, Medical Assurance and Professionals Group have each achieved growth and geographic diversification in their respective medical professional liability insurance businesses through acquisitions of medical professional liability insurance companies located in other states. In addition, Professionals Group achieved a measure of insurance product diversification through its 1999 acquisition of MEEMIC Holdings, Inc., which provides personal auto, homeowners, boat and umbrella insurance for educational employees and others in Michigan.

     Since the early 1990s, Medical Assurance has included in its SEC disclosure documents and public releases a statement of its intention to expand its business through the acquisition of, or combination with, medical professional liability insurance companies that have a significant presence in states other than Alabama. Prior to that time, Medical Assurance provided professional liability insurance to physicians and hospitals primarily in Alabama. In 1994, Medical Assurance acquired the business of a company that provided professional liability insurance to hospitals in West Virginia. In 1995, Medical Assurance acquired the businesses of two companies that provided professional liability insurance to physicians in Indiana and Ohio, respectively. In 1996 and 1999, Medical Assurance acquired the business of two companies that provided professional liability insurance to physicians in Missouri.

     During this period, management of Medical Assurance has sought additional opportunities for expansion through the acquisition of the medical malpractice insurance business of other companies in the eastern United States. Medical Assurance has determined Professionals Group to be an attractive candidate for a strategic combination given the significant presence of the medical malpractice business of both companies in the Midwest and the recent acquisition by Professionals Group of the medical malpractice insurance business of a company in Florida. Because all discussions have contemplated the former directors and shareholders of Medical Assurance controlling ProAssurance after the completion of the consolidation, Medical Assurance has approached the proposed consolidation as substantially equivalent to the acquisition of Professionals Group by Medical Assurance in a transaction that is consistent with Medical Assurance's publicly announced expansion policy.

     Management of Professionals Group has regularly evaluated Professionals Group's position in the insurance industry generally, and in the medical professional liability insurance industry in particular. They have also regularly evaluated Professionals Group's corporate goals and objectives. The purpose of these evaluations has been to identify what alternatives are available to Professionals Group to further enhance shareholder value.

     In July, 1999, after Professionals Group completed its acquisition of MEEMIC Holdings, its second significant acquisition in two years, Professionals Group's management and the executive committee of Professionals Group's board of directors reviewed various strategic alternatives available to Professionals Group. Professionals Group's management and executive committee were assisted in their examination by Cochran, Caronia & Co., Professionals Group's financial advisors.

     The industry trends examined by Professionals Group's management and executive committee included:

     - continued industry consolidation;

     - increasing geographic diversification;

     - increasing price competition;

     - decreasing underwriting margins;

     - continued industry overcapitalization and specialization; and

     - continued pressure on earnings.

The alternatives that were reviewed included remaining independent, expanding de novo or through acquisitions, or seeking a possible strategic affiliation with another insurance company. Based on this review, Professionals Group's board of directors determined that a strategic affiliation with another sizable medical professional liability insurance company provided a more effective means of implementing and accelerating Professionals Group's long-term growth strategy since combining with such an entity could provide Professionals Group with a significant presence in other geographic markets and with a larger and stronger financial position in an increasingly competitive medical professional liability insurance market.

     Based on the results of this examination, Professionals Group's board of directors instructed management and the executive committee to pursue the possibility of a strategic affiliation of the company and to regularly advise the executive committee and the board of directors of the results of their efforts. Towards that end, management of Professionals Group began to identify other medical professional liability insurance companies that satisfied the criteria outlined by Professionals Group's board of directors. The general criteria included:

     - the potential partner's ability to provide Professionals Group with a significant presence in geographic markets and product markets that complemented the principal geographic market and the principal product market of Professionals Group;

     - the potential partner's insurance practices and philosophies, including its commitment to providing a high level of insurance protection, its underwriting and reserving practices, its commitment to a strong claims defense and its service to its insureds;

     - the potential partner's prospects for future growth and enhanced shareholder value; and

     - the potential partner's reputation within the insurance industry and its relations with its insureds and its employees.

Based on, among other things, their knowledge of the medical professional liability insurance market, their knowledge of Professionals Group's competitors and their internal review and examination of those competitors in light of the criteria outlined by Professionals Group's board of directors, management and the executive committee of Professionals Group determined that Medical Assurance best satisfied such criteria and provided the opportunity for a strategic alliance that would implement and accelerate Professionals Group's long-term growth strategy. Accordingly, they determined to discuss with Medical Assurance the possibility of a strategic alliance between the two companies.

     Management representatives of Medical Assurance and Professionals Group first met in Atlanta, Georgia, in September 1999, following several telephone discussions between A. Derrill Crowe, M.D., the Chairman of Medical Assurance, and Victor T. Adamo, the President and Chief Executive Officer of Professionals Group. Also present at this initial meeting was the consulting actuary for both Medical Assurance and Professionals Group, Tillinghast Towers-Perrin. The purpose of the meeting was to explore the interest of the companies in combining or affiliating. The parties discussed the current state of affairs of, and trends in, the medical professional liability insurance market, the respective insurance operations and loss reserve positions of Medical Assurance and Professionals Group, and Professionals Group's recent acquisition of control of MEEMIC Holdings. Following this meeting, the parties determined that it would be worthwhile to explore further the possibility of combining Medical Assurance and Professionals Group.

     On September 3, 1999, management representatives of Medical Assurance and Professionals Group had a conference call to discuss accounting issues, principally relating to pooling of interests accounting, typically associated with business combinations or affiliations. Representatives of Medical Assurance's auditors, Ernst & Young LLP, as well as a representative of Professionals Group's legal counsel, Miller, Canfield, Paddock and Stone, P.L.C., participated in this discussion.

     On September 25, 1999, a meeting of Professionals Group's board of directors was held. Among the topics discussed at the meeting were current trends in the medical professional liability insurance market, the executive committee's examination of Professionals Group in the context of those trends, and management's views of various potential strategic alliance partners, including the discussions with Medical Assurance. Although no conclusions were reached, it was determined that management should continue to pursue its discussions with Medical Assurance.

     On October 22, 1999, Dr. Crowe and Mr. Adamo met in Okemos, Michigan, to discuss further the possibility of Medical Assurance and Professionals Group combining or affiliating. They discussed the rationale and potential value of a business combination between Medical Assurance and Professionals Group, the business and operational compatibility of the companies, the management of, and operational responsibilities within, a combined organization, and contractual obligations of Professionals Group and Medical Assurance.

     On December 1, 1999, management representatives of Medical Assurance and Professionals Group, including Dr. Crowe and Mr. Adamo, met in Atlanta, Georgia to discuss further the topics explored by Dr. Crowe and Mr. Adamo at their October meeting. At this meeting, the parties began to discuss, in general terms, possible transaction structures, including transaction structures that could involve the payment of cash and/or stock to shareholders of Medical Assurance and Professionals Group. At this meeting, Medical Assurance indicated a desire to structure a combination of the companies in a manner that minimized the dilutive effect of the transaction. Professionals Group indicated that any potential transaction should be structured in a manner that minimized any federal income taxes payable by stockholders with respect to any stock received in the transaction.

     On December 11, 1999, a meeting of Professionals Group's board of directors was held. At this meeting there were further discussions regarding the efficacy of a strategic affiliation with another sizeable medical professional liability company to implement and accelerate Professionals Group's long-term growth strategy. Although no conclusions were reached, Professionals Group's board of directors noted that an affiliation with Medical Assurance could facilitate growth in the medical professional liability insurance market by creating a larger, more geographically diversified, medical professional liability insurance provider. It also noted Medical Assurance's interest in combining or affiliating with Professionals Group and the business and operational compatibility of Medical Assurance and Professionals Group. Management was instructed to continue to explore its discussions with Medical Assurance.

     On December 21, 1999, management representatives of Medical Assurance and Professionals Group, including Dr. Crowe and Mr. Adamo, met in Atlanta, Georgia, to discuss potential transaction structures and the anticipated federal income tax consequences of each structure. At this meeting Medical Assurance first proposed the consolidation of Medical Assurance and Professionals Group through the formation of a new publicly held holding company for Medical Assurance and Professionals Group (the "super holding company structure"). Medical Assurance proposed this structure after determining that the super holding company structure permitted the payment of a substantial amount of cash in a transaction, thereby providing an opportunity to minimize any dilutive effect of the transaction, without adversely affecting the tax-free exchange of holding company stock for the stock of Medical Assurance and Professionals Group.

     On January 25, 2000, management representatives of Medical Assurance and Professionals Group, including Dr. Crowe and Mr. Adamo, met in Atlanta, Georgia, to discuss possible transaction structures. Medical Assurance's legal counsel, Burr & Forman LLP, and Professionals Group's financial advisors, Cochran, Caronia & Co., also participated in this discussion. Among the matters discussed were the types of consideration that could be paid to shareholders of Medical Assurance and shareholders of Professionals Group in the context of the super holding company structure. Mr. Adamo expressed his desire that Professionals Group shareholders be offered the opportunity to participate in the growth and operations of the combined company. However, both Dr. Crowe and Mr. Adamo indicated a belief that providing Professionals Group shareholders with the opportunity to receive cash for their shares also might be attractive to some Professionals Group shareholders in view of Professionals Group's recent stock performance and the thinly-traded market for Professionals Group shares.

     On February 7, 2000, Dr. Crowe and Mr. Adamo met in Atlanta, Georgia, to further discuss the super holding company structure that had been proposed by Medical Assurance. In addition to discussing methodologies for valuing Medical Assurance, Professionals Group and the combined company, they discussed the size and composition of the board of directors of the combined company and its insurance operations, the composition and operational responsibilities of senior management of the combined company and its insurance operations, and the long-term strategy of the combined company with respect to growth and geographic and product diversification.

     On February 9, 2000 and February 21, 2000, meetings of the executive committee of Professionals Group's board of directors were held. At these meetings management described the discussions that had occurred with Medical Assurance. The executive committee also explored the potential benefits of a combination with Medical Assurance and the potential value of Professionals Group. At the latter meeting, the executive committee also received a presentation from Dr. Crowe regarding Medical Assurance's history, insurance practices and philosophies, including its commitment to providing a high level of insurance protection, its underwriting and reserving practices, its commitment to a strong claims defense and its service to its insureds, and its perception of trends in the medical professional liability insurance industry. Dr. Crowe also presented Medical Assurance's reasons for desiring to combine with Professionals Group. Following the February 21, 2000 meeting, the executive committee concluded that management should expand its investigation of Medical Assurance.

     On February 28, 2000, representatives of Medical Assurance and Professionals Group met in Atlanta, Georgia, with their respective legal and financial advisors to discuss combining Medical Assurance and Professionals Group under the super holding company structure that had been proposed by Medical Assurance. Among other topics, the parties discussed the type of consideration that might be paid to shareholders of Medical Assurance and to shareholders of Professionals Group. At this meeting, it was agreed that Medical Assurance shareholders should receive holding company stock in the transaction and that Professionals Group shareholders should have the right to elect to receive either cash or a combination of cash and stock in the transaction. Following these discussions, the parties executed a customary confidentiality agreement and agreed to conduct due diligence in anticipation of negotiating a definitive agreement for the proposed transaction.

     On February 29, 2000, at a meeting of the executive committee of Professionals Group's board of directors, management described the discussions that had occurred with Medical Assurance on the prior day. The executive committee also explored further the potential benefits of a combination with Medical Assurance and the potential value of Professionals Group.

     A meeting of Professionals Group's board of directors was held on March 2-4, 2000. At this meeting, management described the discussions that had occurred with Medical Assurance. Professionals Group's board of directors also explored further the potential benefits of a combination with Medical Assurance and the value of Professionals Group. In addition, it received a presentation from Cochran, Caronia & Co., Professionals Group's financial advisors, regarding the discussions that had occurred with Medical Assurance, the value of Professionals Group common stock over the past three years, historical transaction multiples, current market multiples for comparable medical professional liability insurers, the value of Professionals Group's equity interest in MEEMIC Holdings, and the positions of Medical Assurance and Professionals Group in the medical professional liability insurance industry, and the pro forma effects of the proposed consolidation. Professionals Group's board of directors also received a presentation from Dr. Crowe regarding Medical Assurance's history, insurance practices and philosophies, including its commitment to providing a high level of insurance protection, its underwriting and reserving practices, its commitment to a strong claims defense and its service to its insureds, and its perception of trends in the medical professional liability insurance industry. Dr. Crowe also indicated Medical Assurance's rationale for combining with Professionals Group. Following this meeting, Professionals Group's board of directors instructed management to continue its discussions with, and its due diligence investigation of, Medical Assurance.

     Due diligence by Medical Assurance and Professionals Group proceeded slowly during March and early April in order to allow each of Medical Assurance and Professionals Group sufficient time to file their 1999 annual reports and to mail their proxy statements for their 2000 annual shareholders' meetings.

     In latter part of April 2000, both Medical Assurance and Professionals Group became concerned about deteriorating legal trends in the medical professional liability insurance industry that were causing the frequency and severity of medical malpractice claims to increase. As a result, each of them independently re-examined their prior years' reserves.

     On April 26, 2000, representatives of Medical Assurance and Professionals Group met in Atlanta, Georgia, to discuss the adequacy of each company's loss reserves in light of recent legal trends and the increased frequency and severity of medical malpractice claims. Present at the meeting were the internal actuaries for each party as well as Tillinghast Towers-Perrin, the consulting actuary for Medical Assurance and Professionals Group.

     On April 27, 2000, Medical Assurance publicly announced that it would slow recognition of favorable reserve development as a result of deteriorating legal trends. On May 1, 2000, Professionals Group made a similar announcement. After the release of this information the shares of Medical Assurance suffered a substantial decline in market value and the shares of Professionals Group experienced a slight decline in market value.

     On May 16, 2000, management representatives of Medical Assurance, including Dr. Crowe, met with Mr. Adamo and Mr. John Waller of Cochran, Caronia & Co., Professionals Group's financial advisors, to discuss the valuations of Medical Assurance and Professionals Group under the proposed super holding company structure. As the market value of each company had fallen below its book value per share, approximately $14.26 for Medical Assurance and approximately $24.63 for Professionals Group, the discussion focused on pricing structures that would deliver value to Professionals Group's shareholders comparable to Professionals Group's book value. At this meeting, the parties agreed in principle to an exchange ratio of one share of holding company common stock for each issued and outstanding share of Medical Assurance common stock. They also agreed in principle to a price of $26.00 per share of Professionals Group common stock with Professionals Group's shareholders being provided the opportunity to receive that price in the form of either cash or a combination of cash and holding company stock substantially as contemplated in the consolidation agreement. Following this meeting the parties' legal representatives commenced drafting and negotiating a definitive consolidation agreement.

     During the drafting and negotiating of the consolidation agreement, Medical Assurance requested the inclusion of certain terms and provisions designed to limit Professionals Group's ability to solicit competing offers and to protect the proposed transaction. The transaction protection provisions requested by Medical Assurance included an option to purchase shares of Professionals Group common stock in the event of a competing bid and the payment of certain termination fees. Ultimately, after much negotiation, it was agreed that each party would grant the other party a stock option for up to 4.9% of its shares and would pay certain termination fees to the other party in the event that it subsequently accepted a competing offer. The parties also agreed that each party would be permitted to consider and respond to unsolicited acquisition inquiries and that the public announcement of the proposed transaction would include a description of each party's right to consider and respond to unsolicited acquisition proposals. A summary of these provisions is included under "Summary of The Consolidation Agreement -- Termination Fees" and "Summary of Reciprocal Stock Options." The parties believed that these measures were appropriate since the substantial time period between the announcement and closing of the proposed transaction would allow any suitor interested in acquiring either Medical Assurance or Professionals Group the opportunity to develop and submit an acquisition proposal.

     The annual meeting of Professionals Group's board of directors was held on May 24, 2000. At this meeting, and among other things, management described the discussions that had occurred with Medical Assurance and Professionals Group's board of directors explored further the potential benefits of a combination with Medical Assurance and the value of Professionals Group. Professionals Group's board of directors also explored the impact of MEEMIC Holdings' operations on the value of Professionals Group. Following this meeting, Professionals Group's board of directors instructed management to continue its discussions with Medical Assurance.

     Following the May 24, 2000 meeting of Professionals Group's board of directors, the parties made progress on negotiating the terms of the consolidation agreement, the charter documents of the holding company and the reciprocal stock options.

     On June 6, 2000, representatives of Medical Assurance and Professionals Group met in Birmingham, Alabama to discuss the outstanding open issues and drafts of the various documents required by the proposed transaction. At this meeting, the parties agreed on the method for valuing holding company common stock, the treatment of outstanding Medical Assurance stock options and outstanding Professionals Group stock options, the terms of the adjustment to the Professionals Group per share price based on changes in the value of the consolidated portfolio assets of Professionals Group, the terms of the reciprocal stock options, and the amounts of the reciprocal termination fees.

     On June 12, 2000, Professionals Group's board of directors met to consider the status of the proposed transaction with Medical Assurance. At the request of Professionals Group's board of directors, Professionals Group's legal counsel, Miller, Canfield, Paddock and Stone, P.L.C. reviewed and described in detail the terms and conditions of the proposed consolidation agreement and other transaction documents which had been distributed, in advance of the meeting, to the directors. This review and description covered such matters as the representations and warranties of the parties, the conditions to the completion of the proposed transaction, and the termination provisions of the agreement (including the operation of the proposed reciprocal stock options and the proposed reciprocal termination fees). It also covered the treatment of various other issues relating to the transaction, such as the conversion of existing employee and director stock options, and the anticipated treatment of Professionals Group employees and employee benefits following the transaction. Legal counsel also reviewed with the members of Professionals Group's board of directors their fiduciary duties and responsibilities in approving a transaction such as the proposed consolidation, the expected timing of the transaction from signing the definitive agreement through closing and required regulatory and stockholder approvals. At the meeting, Cochran, Caronia & Co., Professionals Group's financial advisors, made a presentation of the results of various financial analyses undertaken by it and advised Professionals Group's board of directors that it was prepared to deliver its opinion as to the fairness, from a financial point of view, of the proposed exchange ratio to the holders of Professionals Group's common stock. The members of Professionals Group's board of directors then discussed the presentations they had received at this and other of its meetings from management and Professionals Group's advisors.

     At this meeting, Professionals Group's board of directors also discussed the inquiry that Professionals Group had recently received from a midwestern mutual medical malpractice insurance company regarding a possible transaction involving the combination of the two companies. Based on the experience of Professionals Group and of individual directors in negotiating with that company in the past, and on recent discussions between Mr. Adamo and that company's president and CEO regarding the inquiry, it was determined that that company had no present ability to finance such a transaction and that any such transaction would be conditioned upon that company's prior demutualization. The company did not subsequently pursue its proposal and Professionals Group did not have any further deliberations regarding that company's proposal.

     During the next week the parties continued to make progress on the terms of the documents required for the proposed transaction. During this period representatives and advisors for both parties spoke on numerous occasions regarding the transaction, the related documentation and the terms of those documents. As part of this process the parties prepared and exchanged their respective disclosure schedules and reviewed various drafts of the documents required for the transaction.

     On June 19, 2000, Medical Assurance's board of directors met to consider the proposed consolidation. It reviewed the proposed terms of the consolidation, the plans for financing the consolidation, and a presentation by representatives of First Union Securities, Inc., Medical Assurance's financial advisors. Medical Assurance's board of directors then authorized management to execute the consolidation agreement subject to the condition that neither Medical Assurance nor Professionals Group be rated lower than A- by A.M. Best Rating Agency before or after completion of the consolidation.

     In taking the foregoing action, the Medical Assurance board of directors considered the factors described below under "Recommendation of its Board of Directors; Reasons for the Consolidation." The Medical Assurance board of directors did not assign any relative or specific weights to any of such factors, and individual directors may have given differing weights to differing factors.

     On June 19, 2000, Professionals Group's board of directors met to consider the proposed consolidation with Medical Assurance. At the request of Professionals Group's board of directors, management and Professional Group's legal advisors, Miller, Canfield, Paddock and Stone, P.L.C., provided a description of the negotiations that occurred since May 24, 2000 and of the terms and provisions of the proposed definitive transaction documents (including the amount of the reciprocal termination fees). At the meeting, Cochran, Caronia & Co., Professionals Group's financial advisors, made a presentation of the results of various financial analyses undertaken by it and advised Professionals Group's board of directors that, as of such date, the proposed exchange ratio was fair, from a financial point of view, to the holders of Professionals Group's common stock. The members of Professionals Group's board of directors then discussed the presentations they had received at this and other of its meetings from management, Professionals Group's financial advisors and legal counsel and Medical Assurance's chairman and, upon conclusion, unanimously (with all directors present and one director, R. Kevin Clinton, abstaining):

     - approved the proposed consolidation with Medical Assurance;

     - determined that the consolidation was fair and in the best interest of Professionals Group and its shareholders;

     - recommended that Professionals Group's shareholders vote FOR the consolidation;

     - instructed senior management, with the assistance of Professionals Group's financial and legal advisors, to promptly finish negotiating the transaction documents; and

     - authorized Professionals Group's officers to execute definitive transaction documents upon the conclusion of negotiations satisfactory to senior management.

     In taking the foregoing actions, Professionals Group's board of directors considered the factors described below under "Recommendation of the Board of Directors; Reasons for the Consolidation." Professionals Group's board of directors did not assign any relative or specific weights to any of such factors, and individual directors may have given differing weights to different factors.

     Over the next three days the consolidation agreement and disclosure schedules were finalized. On June 22, 2000, the consolidation agreement and the reciprocal stock option agreements were executed by Medical Assurance and Professionals Group. Before the opening of trading of Medical Assurance common stock and Professionals Group common stock on June 23, 2000, a joint news release announcing the transaction was issued.

RECOMMENDATION OF BOARD OF DIRECTORS; REASONS FOR THE CONSOLIDATION

     Medical Assurance. In deciding to enter into the consolidation agreement with Professionals Group, the Medical Assurance board of directors considered a number of factors. The principal factors that led the Medical Assurance board to approve the consolidation were:

     - The consolidation furthers Medical Assurance's strategy for expanding its business through business combinations with other medical professional liability insurers with significant presence in geographic markets that complement the principal geographic markets of Medical Assurance.

     - The exchange ratio for the consolidation is based upon the book value of each of Medical Assurance and Professionals Group, and as such, the consolidation is expected to provide ProAssurance with an opportunity to enhance shareholder value. In its effort to evaluate the book value of Professionals Group, the Medical Assurance board of directors considered the projected value and/or financial impact of the stock options, stock grants and other compensation arrangements of Professionals Group's officers and directors that would become vested as a result of the consolidation.

     - The cash consideration to be received by the Professionals Group shareholders is expected to increase financial leverage of the combined company and provide an opportunity to improve the rate of return on equity from operations.

     - The larger size and economies of scale of the combined company should enhance its ability to compete in markets where size is a factor and provide more flexibility in underwriting and pricing decisions with respect to insured risks in the intensely competitive medical professional liability insurance market.

     - The interests of the policyholders of Medical Assurance should not be affected by the consolidation as Medical Assurance will continue to operate with its existing employees, management and board of directors.

     In making its determination, the Medical Assurance board also considered a number of other items and factors, including without limitation, the factors described under "Background of the Consolidation" and "General" and the following:

     - current industry, economic and market conditions, including intense competition in the medical professional liability insurance industry and recent consolidation activity;

     - the financial condition, results of operations and business prospects of Medical Assurance and Professionals Group (including MEEMIC Holdings), including the results of Medical Assurance's due diligence review of Professionals Group (and MEEMIC Holdings);

     - the business reputation of Professionals Group and the strength of its management team;

     - the financial presentation of First Union Securities, Inc. to the Medical Assurance board and the oral opinion of First Union to the effect that, as of June 19, 2000, and based upon the assumptions made, general procedures followed, matters considered and limits on the review undertaken by First Union described in its written opinion dated as of June 19, 2000, the exchange ratio under the consolidation agreement was fair, from a financial point of view, to Medical Assurance;

     - the terms and conditions of the transactions and the respective representations, warranties, covenants, agreements and conditions to the respective obligations of Medical Assurance and Professionals Group, including without limitation, the condition that the transaction be approved by the Medical Assurance shareholders and the condition that neither Medical Assurance nor Professionals Group will have a rating lower than A- by the A.M. Best Rating Agency at the time of the consolidation or as a result thereof;

     - the federal income tax consequences of the consolidation, including the treatment of the consolidation as a tax free exchange of Medical Assurance stock for ProAssurance stock; and

     - the percentage ownership of ProAssurance common stock expected to be held by the Medical Assurance shareholders, as a group, after completion of the consolidation.

     The foregoing discussion of the factors considered by the Medical Assurance board of directors is not intended to be exhaustive but is believed to include all material factors considered by the Medical Assurance board of directors. In reaching its decision to approve the consolidation and the consolidation agreement, the Medical Assurance board of directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

     After deliberating with respect to the consolidation, and consideration of the factors discussed above and other relevant matters, the Medical Assurance board of directors unanimously concluded that the proposed consolidation with Professionals Group would be in the best interest of Medical Assurance and its shareholders and would further its goal of enhancing shareholder value. THE MEDICAL ASSURANCE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE MEDICAL ASSURANCE SHAREHOLDERS VOTE FOR APPROVAL OF THE CONSOLIDATION AND THE TRANSACTIONS CONTEMPLATED BY THE CONSOLIDATION AGREEMENT.

     Professionals Group. Professionals Group's board of directors believes that the combination of Medical Assurance and Professionals Group will create an organization that should be able to compete more effectively in the medical professional liability insurance market and, consequently, should have the potential to realize greater long-term positive operating and financial results than either company alone. During its deliberations, Professionals Group's board of directors consulted with Professionals Group's management, legal advisors and financial advisors, and considered a number of factors, including the following:

     - the significant premium over the closing price for Professionals Group common stock on June 16, 2000, the last trading day preceding the day on which Professionals Group's board of directors approved the consolidation, represented by the consideration to be paid to Professionals Group shareholders on a per share basis;

     - the increased liquidity to Professionals Group's shareholders resulting from at least 46% of the consideration consisting of cash;

     - the opportunity of Professionals Group shareholders to participate in the combined company's potential for growth and further enhancements of shareholder value;

     - the financial presentation of Cochran, Caronia & Co. to Professionals Group's board of directors and the oral opinion of Cochran, Caronia & Co. to the effect that, as of June 19, 2000 and based upon the qualifications and assumptions made and matters considered by Cochran, Caronia & Co. described in its written opinion dated June 19, 2000, that the consideration to be paid in the consolidation to the holders of Professionals Group common stock is fair to the holders of Professionals Group common stock from a financial point of view;

     - the role of the consolidation in implementing and accelerating Professionals Group's long-term external growth strategy by providing it with a significant presence in geographic markets that complement the principal geographic market of Professionals Group;

     - the potential of the combined company, as a larger entity with economies of scale, to obtain greater flexibility in underwriting and pricing decisions in an increasingly competitive medical professional liability insurance market;

     - the continuing ability of MEEMIC Holdings to provide diversification of insurance revenues;

     - that Professionals Group shareholders will only recognize gain for U.S. tax purposes to the extent that they receive cash consideration; and

     - the ability of Professionals Group's directors and senior managers to influence and participate in the management of the combined company in a meaningful way.

     In the course of its deliberations, Professionals Group's board of directors also considered a number of other items and factors, including the factors described under "Background of the Consolidation" and the following:

     - the belief of Professionals Group's management and the executive committee that a consolidation with Medical Assurance fit both Professionals Group's long-term external growth strategy and the criteria for a strategic affiliation established by Professionals Group's board of directors;

     - the terms of the consolidation agreement regarding Professionals Group's right to consider and negotiate other transaction proposals, as well as the possible effects of the reciprocal stock option agreements and termination fees;

     - current industry, economic and market conditions impacting the professional liability insurance operations of Professionals Group, including increased competition and the resulting downward pressure on pricing, together with the recent consolidation trend within the medical professional liability insurance market;

     - current industry, economic and market conditions impacting the insurance operations of MEEMIC Holdings, including continuing price competition, rising medical and auto replacement part costs, increasing reinsurance costs associated with increased weather severity, and the challenges associated with financial-services convergence, multiple distribution channels and technological advances within the personal lines insurance market;

     - the current and historical trading prices and values of Professionals Group common stock, Medical Assurance common stock, current and historical trading multiples of other comparable companies, and information regarding the value and prospects of Professionals Group as an independent entity;

     - the information regarding mergers and acquisitions involving other medical malpractice insurance companies and specialty insurance companies that is described on page 52 of this joint proxy statement/prospectus;

     - Professionals Group's knowledge and review of the financial condition, results of operations and business prospects of Medical Assurance, including the results of Professionals Group's due diligence review of Medical Assurance;

     - the business reputation, underwriting and reserving practices, and policyholder service, of Medical Assurance;

     - the terms and conditions of the consolidation and the respective representations, warranties, covenants and agreements of the parties and the conditions to their respective obligations, including the condition that the transaction be approved by Professionals Group's shareholders and the condition that neither Medical Assurance nor Professionals Group be rated lower than A- by the A.M. Best Rating Agency at the time of the consolidation or as a result thereof;

     - the ability of Professionals Group to consider bona fide unsolicited offers to acquire it; and

     - the impact of the consolidation on Professionals Group's shareholders, policyholders and employees.

     Professionals Group's board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the consolidation, including the following:

     - the risk that the potential benefits in the consolidation might not be fully realized;

     - the difficulties and costs associated with undertaking a business combination of, and with integrating the operations of, two sizeable companies;

     - the inability of shareholders who elect to receive "all cash" for their shares of Professionals Group common stock to participate in any future growth of Professionals Group;

     - the possible distraction of management from day-to-day operations and possible concerns of employees regarding their employment status;

     - as described on pages 59 to 62 of this joint proxy statement/prospectus, and by virtue of certain indemnification rights, change of control arrangements, stock options, stock grants and positions to be held in the combined company, certain members of Professionals Group's board of directors and management might have interests in the consolidation that are different than those of other Professionals Group shareholders;

     - the regulatory and other approvals required in connection with the consolidation as well as the risk of possible delays associated with the completion of the consolidation; and

     - the other risks described under "Risk Factors" beginning on page 10 of this joint proxy statement/ prospectus.

     Professionals Group's board of directors believed that these risks were outweighed by the potential benefit of the consolidation and that the consolidation would enable Professionals Group's shareholders to realize greater value than Professionals Group could deliver to them alone. Based on the consideration of these and other relevant matters, Professionals Group's board of directors unanimously (with all directors present and one director, R. Kevin Clinton, abstaining):

     - approved the proposed consolidation with Medical Assurance;

     - determined that the consolidation was fair and in the best interest of Professionals Group and its shareholders;

     - recommended that Professionals Group's shareholders vote FOR the consolidation;

     - instructed senior management with the assistance of Professionals Group's financial and legal advisors to promptly finish negotiating the transaction documents; and

     - authorized Professionals Group's officers to execute definitive transaction documents upon the conclusion of negotiations satisfactory to senior management.

     The foregoing discussion of the factors considered by Professionals Group's board is not intended to be exhaustive, but is believed to include all material factors considered by Professionals Group's board of directors. In reaching its decision to approve the proposed consolidation with Medical Assurance. Professionals Group's board of directors did not assign any relative or specific weights to any of such factors, and individual directors may have given differing weights to different factors.

OPINION OF MEDICAL ASSURANCE'S FINANCIAL ADVISOR

     Medical Assurance retained First Union Securities, Inc. to act as its financial advisor in connection with the possible business combination with Professionals Group. On June 19, 2000, First Union rendered an oral opinion, later confirmed by delivery of a written opinion dated June 19, 2000, to the Medical Assurance board of directors to the effect that, as of that date, the exchange ratio in the consolidation agreement was fair, from a financial point of view, to Medical Assurance. In determining the value of the exchange ratio for purposes of its analysis, First Union assumed that each share of Professionals Group will be exchanged for aggregate consideration of $26 per share consisting of either (i) $14.00 in common shares of Medical Assurance (equivalent to 1.19 shares of stock of ProAssurance based on a closing price for Medical Assurance common stock of $11.75 on June 15, 2000), and $12 in cash; or
(ii) $26 in cash. Based on the assumed exchange ratio, First Union valued the total consideration (enterprise value) to be paid for Professionals Group to be approximately $257.9 million made up of the following elements: $232 million to be paid for the 8,924,909 outstanding shares of Professionals Group; $4.4 million to be paid for 178,142 outstanding options of Professionals Group to be assumed by ProAssurance; $17.5 million of debt of Professionals Group to be assumed by ProAssurance; and $4 million in transaction related fees and expenses.

     The full text of the First Union opinion, which describes, among other things, the assumptions made, matters considered, and qualifications and limitations on the review undertaken by First Union is attached as Appendix B to this joint proxy statement/prospectus and is incorporated in this joint proxy statement/ prospectus by reference. First Union's opinion is directed to the Medical Assurance board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio to Medical Assurance. The opinion does not address any other aspect of the consolidation or any related transaction, nor does it constitute a recommendation to any shareholder as to how to vote at the Medical Assurance special meeting. YOU ARE URGED TO, AND SHOULD, READ FIRST UNION'S OPINION CAREFULLY AND IN ITS ENTIRETY.

     In arriving at its opinion, First Union, among other things:

     - reviewed certain publicly available business and financial information relating to Medical Assurance, Professionals Group and MEEMIC Holdings that First Union deemed to be relevant;

     - reviewed certain information furnished to First Union by Medical Assurance, Professionals Group, and MEEMIC Holdings, including the financial terms of the transaction, certain financial analyses, certain actuarial analyses of loss reserves, anticipated strategic benefits, and projected operational synergies resulting from the combination prepared by management.

     - conducted discussions with members of senior management and representatives of Medical Assurance, Professionals Group, and MEEMIC Holdings concerning the matters described in the above points, as well as their respective businesses and prospects before and after giving effect to the consolidation and the synergies expected to result from the consolidation;

     - reviewed the potential accretive/dilutive effect of the consolidation on Medical Assurance's earnings;

     - reviewed reported prices and trading activity of the shares;

     - reviewed publicly available information relating to the businesses of other companies whose operations First Union considered to be relevant;

     - reviewed, to the extent publicly available, the financial terms of certain other transactions that First Union deemed to be relevant;

     - reviewed a draft of the consolidation agreement dated June 9, 2000; and

     - reviewed such other financial studies and analyses and took into account other matters as First Union deemed necessary, including First Union's assessment of general economic, market and monetary conditions.

     In rendering its June 19, 2000 opinion, First Union assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed and discussed with it. With respect to the financial projections and the estimate of operational synergies furnished to or discussed with First Union by Medical Assurance or Professionals Group, First Union assumed that they had been reasonably prepared and reflected the best current management estimates of the future financial performance of Medical Assurance or Professionals Group, as the case may be. First Union further assumed that the consolidation of Professionals Group will be accounted for as a purchase under generally accepted accounting principles and that it will qualify as a tax-free transaction for federal income tax purposes to the extent that Medical Assurance and Professionals Group shareholders receive ProAssurance stock in the transaction. First Union also assumed that the final form of the consolidation agreement would be substantially similar to the June 9, 2000 draft reviewed by First Union.

     First Union's June 19, 2000 opinion relates to the relative values of Medical Assurance and Professionals Group and does not express any opinion as to what the value of ProAssurance stock actually will be when issued in the consolidation, or the price at which Medical Assurance common stock or Professionals Group common stock will trade subsequent to the announcement to the consolidation. First Union did not make and was not provided with an independent evaluation or appraisal of the assets and liabilities of Medical Assurance or Professionals Group, nor did it make any physical inspection of the properties or assets of Medical Assurance or Professionals Group. First Union was advised that the actuarial reserve analyses relating to Professionals Group prepared by its independent actuaries were reasonably prepared on bases reflecting the best currently available estimates and judgments of the actuaries as to Professionals Group's reserves. First Union is not an actuarial firm and its services did not include any actuarial determinations or evaluations by it or an attempt to evaluate actuarial assumptions, nor did First Union express any views as to matters relating to Professionals Group's reserves, including, without limitation, the adequacy of Professionals Group's reserves. First Union did not make and, was not provided with an independent evaluation or appraisal of the assets, liabilities (contingent or otherwise) or reserves of Professionals Group.

     First Union was not requested to, and did not approach, or hold discussions with, third parties to evaluate alternative acquisition candidates for Medical Assurance.

     In performing its analysis, First Union considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of First Union, Medical Assurance and Professionals Group. Any estimates contained in the analyses performed by First Union are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. First Union's analyses were prepared solely as a part of its analysis of the fairness, from a financial point of view, of the exchange ratio in the consolidation, and were provided to the Medical Assurance board of directors in that connection.

     The following is a summary of the material financial analyses presented by First Union to the Medical Assurance board of directors on June 19, 2000, in connection with the rendering of its opinion on that date and is not a complete description of the analyses underlying the First Union opinion or presentation. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, First Union did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. First Union believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below, without considering all analyses and factors or the benefit of a comprehensive description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

     First Union used comparable public company analysis and comparable transaction analysis to derive the ranges of implied enterprise value of Professionals Group. Comparable public company analysis evaluates a company's operating performance and outlook relative to a group of publicly traded peers to determine an implied market trading value. Comparable transaction analysis provides a valuation range based upon financial information of the companies in the same or similar industries, which have been acquired in selected recent transactions. None of the companies used in the comparable company analysis or in the comparable transaction analysis is identical to ProNational or MEEMIC Holdings. Accordingly, an analysis of the results involves complex considerations and judgements concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value or the acquisition value to which they are being compared.

     Due to the differences in primary business focus, the two principal insurance subsidiaries of Professionals Group, First Union valued ProNational without its 77% interest in MEEMIC Holdings and valued MEEMIC Holdings independently. The implied values were then adjusted and combined to account for ProNational's then 77% stake in MEEMIC. Reference to ProNational in the discussions regarding comparable public company analysis and comparable transaction analysis refers to ProNational and the other consolidated medical malpractice insurance subsidiaries of Professionals Group absent its 77% interest in MEEMIC Holdings.

     First Union also performed a pro forma analysis to evaluate the potential accretive/dilutive effect of the consolidation on the earnings of Medical Assurance. Discounted cash flow analysis was not utilized because of the limited scope of the financial projections and underlying assumptions provided and the dependency of cash flow on periodic and proactive reserve analysis. Medical Assurance, Professionals Group and MEEMIC Holdings only provided First Union with estimates of earnings per share through 2000. Because of the limited and uncertain nature of the projections provided to it, First Union used historical data as the basis for its comparable public company and comparable transaction analyses.

     Comparable Public Company Analysis. First Union reviewed publicly available financial, operating, and stock market information for ProNational and the following other publicly traded medical malpractice insurance companies:

     - Medical Assurance
     - SCPIE Holdings, Inc.
     - MIIX Group, Inc.
     - FPIC Insurance Group, Inc.
     - NCRIC Group, Inc.

     First Union reviewed publicly available financial, operating and stock market information for MEEMIC Holdings and the following publicly traded automobile and personal lines insurance companies:

     - Commerce Group, Inc.
     - Ohio Casualty Corporation
     - Horace Mann Educators Corporation
     - Selective Insurance Group

     - Harleysville Group, Inc.
     - State Auto Financial Corporation
     - Farm Family Holdings, Inc.
     - Meridian Insurance Group, Inc.
     - Donegal Group, Inc.
     - Merchants Group, Inc.

     First Union considered the companies selected to be reasonably similar to ProNational and MEEMIC Holdings, respectively, as they participate in business segments that are similar to the respective business segments of ProNational and MEEMIC Holdings. First Union examined a broad universe of insurers and excluded the majority of the insurers examined because of the dissimilarity of their business lines to those of ProNational and MEEMIC Holdings and due to significant differences in size or financial condition. In addition, First Union excluded MMI Companies and Frontier Insurance Group from its Comparable Public Company Analysis due to MMI Companies' pending acquisition by St. Paul Companies (the transaction was included in First Union's Comparable Transaction Analysis) and the financial performance of Frontier Insurance Group, which had negative earnings over the period examined. For each of the comparable companies selected, First Union calculated, among other things, the multiples, based on trading information as of June 15, 2000 of:

     - Market price to operating earnings for the 12 months preceding March 31, 2000; and

     - Market price to book value at March 31, 2000.

     First Union first compared these multiples to the comparable multiples for each of ProNational and MEEMIC Holdings, respectively. First Union then determined the range multiples appropriate for Professionals Group with 77% of MEEMIC plus a 30% control premium to be as follows:

                                                                MULTIPLE RANGES*
                                                  --------------------------------------------
                                                  MARKET PRICE/EARNINGS**   PRICE/BOOK VALUE**
                                                  -----------------------   ------------------
ProNational                                          6.3x - 7.0x             0.7x - 0.8x
MEEMIC Holdings                                     10.1x - 11.2x            0.8x - 0.9x
Professionals Group w/77% of MEEMIC Holdings         8.1x - 9.0x             0.7x - 0.8x

---------------

 * Plus a 30% control premium.
** Earnings and Book Value are for the year and quarter ended March 31, 2000.

     With regard to the comparable public company analysis summarized above, First Union selected comparable public companies on the basis of various factors, including the size of the public company and the similarity of the line of business. However, no public company utilized as a comparison is identical to Professionals Group, or its subsidiaries, ProNational and MEEMIC Holdings. As a result, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the comparable companies and other factors. These factors could affect the transaction or public trading value of the comparable companies to which ProNational, or its subsidiaries, ProNational and MEEMIC Holdings, are being compared.

     Comparable Transaction Analysis. First Union analyzed publicly available financial, operating and stock market information for merger and acquisition transactions involving companies that it believed to be comparable to each of ProNational and MEEMIC Holdings on a stand-alone basis. With respect to ProNational, First Union analyzed the following merger and acquisition transactions involving specialty property and casualty insurance companies since 1998:

PROFESSIONAL LIABILITY/EXECUTIVE RISK TARGET     ACQUIROR
--------------------------------------------     --------
MMI Companies, Inc.                              St. Paul Companies
Centris Group, Inc.                              HCC Insurance Holdings, Inc.
Executive Risk, Inc.                             Chubb Corporation
Gryphon Holdings, Inc.                           Markel Corp.
Medical Protective Corporation                   General Electric Company
Summit Holding Southeast, Inc.                   Liberty Mutual Insurance Company
Business Insurance Group, Inc.                   Superior National Insurance Group, Inc.
Anesthesiologists' Professionals Assurance       FPIC Insurance Company
  Group, Inc.

     First Union noted that recent transaction activity provided limited guidance on the potential value of ProNational because of the absence of recent transactions involving pure medical malpractice targets with publicly available financial information. First Union selected certain transactions involving professional liability and executive risk targets as a proxy for businesses reasonably comparable to ProNational but discounted this analysis. The implied range of multiples computed for these transactions were 18.0x to 21.0x trailing twelve months net income and 1.4x to 1.5x book value.

     With respect to MEEMIC Holdings, First Union considered information on the following merger and acquisitions transactions involving personal line insurance companies since 1997:

AUTO INSURANCE TARGET                             ACQUIROR
---------------------                             --------
Northeast Insurance Company                       Motor Club of America
Worldwide Insurance Company                       American Financial Group, Inc.
Automobile Club Insurance Company                 Commerce Group Incorporated
North Pointe Financial Services, Inc.             Queensway Financial Holdings, Limited
Colonial Penn Group, Inc.                         General Electric Company
York Insurance Company of Maine                   Commercial Union PLC
Anthem Casualty Insurance Company                 Vesta Insurance Group

     First Union considered the targets involved in these transactions to be reasonably similar to MEEMIC Holdings. However, First Union noted that recent transaction activity provided limited guidance on the potential value of MEEMIC Holdings. The implied range of multiples computed for these transactions were 19.0x to 20.0x trailing twelve months net income and 1.2x to 1.3x book value.

     First Union analyzed the equity value paid for each of the target companies, measured as a multiple of selected financial data, including net income for the twelve months preceding the announcement date of each acquisition and the book value per share for the most recent quarter prior to the announcement date of each acquisition. The range of multiples for Professionals Group with 77% of MEEMIC Holdings implied from the review of selected transactions was 19.0x to 21.0x trailing twelve months net income and 1.3x to 1.4x book value. First Union discounted the implied price to trailing twelve months earnings multiples in rendering its opinion as the number of data points available did not allow for a statistically significant representative sample.

                                                                         MULTIPLE RANGES
                                                            ------------------------------------------
                                                            MARKET PRICE/EARNINGS*   PRICE/BOOK VALUE*
                                                            ----------------------   -----------------
ProNational...............................................     18.0x -- 21.0x          1.4x -- 1.5x
MEEMIC Holdings...........................................     19.0x -- 20.0x          1.2x -- 1.3x
Professionals Group w/77% of MEEMIC Holdings..............     19.0x -- 21.0x          1.3x -- 1.4x

---------------

* Earnings and Book Value are for the year and quarter ended March 31, 2000.

     Because the reasons for, and circumstances surrounding, each of the comparable transactions analyzed are highly diverse due to the inherent differences between the operations and financial conditions of Pro National and MEEMIC Holdings and the selected companies, First Union expressed its view that a purely quantitative comparable transaction analysis would not be dispositive in the context of the consolidation. First Union further expressed its view that an appropriate use of a comparable transaction analysis in this instance involves qualitative judgments concerning the differences between the characteristics of these transactions and the consolidation that would affect the value of the acquired companies and the acquisition of Professionals Group. Such qualitative judgments are reflected in the First Union opinion.

     Pro Forma Financial Impact. First Union analyzed certain pro forma effects resulting from the consolidation, including among other things, the impact of the consolidation on the projected earnings per share of Medical Assurance for the year 2000 based on limited projections provided to First Union by Medical Assurance and Professionals Group. For the purpose of this analysis, First Union assumed the following:

     - the holders of 72.2% of the outstanding common stock of Professionals Group will elect to receive cash only in the consolidation based upon First Union's analysis of information relating to the stockholders and trading characteristics of the Professionals Group stock which formed the basis of its assumption that 100% of institutional stockholders will elect the all-cash consideration and 60% of all other stockholders will elect the all-cash consideration;

     - ProAssurance will utilize $100 million of internal capital to fund the consolidation and the cost of such internal capital will be 5.75% based on the historical yield from investments of the constituent companies;

     - approximately $105 million will be borrowed by ProAssurance at an interest rate of 8.5% to fund the consolidation;

     - ProAssurance will be required to issue 3,012,140 shares of its common stock to the former holders of Professionals Group common stock based on an assumed share price of $11.75 for a share of Medical Assurance common stock;

     - transaction costs in the amount of approximately $4 million;

     - the realization of approximately $1.3 million in annual after tax operating synergies as a result of the elimination of Professionals Group as a separate public company; and

     - estimated net income for 2000 of $23.4 million for Medical Assurance and $12.7 million for Professionals Group.

     The analysis performed indicated that, on a pro forma first year basis, the consolidation would be slightly accretive to Medical Assurance's estimated earnings per share for the year 2000.

     First Union also performed a sensitivity analysis to determine the pro forma earnings per share accretion/(dilution) using a variety of assumptions. The sensitivity analysis reflected the accretion/(dilution) if various combinations of the following should occur with respect to the consolidation:

     - a range in the market value of a share of Medical Assurance common stock from $10.00 per share to $15.50 per share;

     - a range from 50% to 90% of the percentage of Professionals Group shareholders who elect the all-cash consideration; and

     - a range from $75 million to $125 million of the amount of internal capital utilized to fund the consolidation.

     The sensitivity analysis demonstrates that the consolidation will have comparatively less risk of dilution for the Medical Assurance shareholders on a pro forma basis if the number of shares of Medical Assurance common stock to be issued to the Professionals Group shareholders is reduced as a result of a higher percentage of cash elections, a higher assumed price for a share of Medical Assurance common stock, or a combination of the foregoing. The sensitivity analysis reflects that there is not a significant risk of dilution, or a significant benefit of accretion, to the Medical Assurance shareholders using various combinations of the assumptions used by First Union in determining the pro forma impact of the consolidation. As an example, the results of the sensitivity analysis include the following:

     - if $100 million of internal capital is utilized to fund the consolidation and the market value of a share of Medical Assurance common stock is assumed to be $11.75 per share, there would be a 0.2% accretive impact to Medical Assurance 2000 earnings on a pro forma basis if 100% of the institutional Professionals Group shareholders elect to receive the all-cash consideration and 60% of all other shareholders elect to receive the all-cash consideration (implies 72.2% of all shareholders elect the all-cash consideration);

     - if the minimum assumed amount of $75 million of internal capital is utilized to fund the consolidation, the market value of a share of Medical Assurance common stock is the minimum assumed value of $10 per share, and the minimum assumed percentage of 50% of the Professionals Group shareholders elect the all-cash consideration, there would be a 7.3% dilutive impact to Medical Assurance 2000 earnings on a pro forma basis; and

     - if the maximum assumed amount of $125 million of internal capital is utilized to fund the consolidation, the market value of a share of Medical Assurance common stock is the maximum assumed value of $15.50 per share, and the maximum assumed percentage of 90% of the Professionals Group shareholders elect the all-cash consideration, there would be a 5.4% accretive impact to Medical Assurance 2000 earnings on a pro forma basis.

     The actual operating and financial results achieved by the pro forma combined company may vary from the projected results and such variations may be material.

     Medical Assurance retained First Union based on its experience and expertise. First Union is an internationally recognized investment banking and advisory firm. As part of its investment banking business, First Union is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, tender offers, divestitures, leveraged buyouts and private placements of debt and equity securities.

     In the ordinary course of its business, First Union and its affiliates may actively trade the equity securities of Medical Assurance and Professionals Group for their own account and/or the accounts of their respective customers, and, accordingly, may at any time hold long or short positions in these securities. Although First Union has not provided to Medical Assurance financial advisory, investment banking or other services within the past two years, First Union may provide these types of services to Medical Assurance or ProAssurance in the future and receive fees for those services.

     Pursuant to a letter agreement between Medical Assurance and First Union, dated as of April 10, 2000, Medical Assurance paid to First Union an advisory fee of $50,000 on the date of the execution of the letter agreement and an opinion fee in the amount of $250,000 on the delivery of the fairness opinion. In addition, Medical Assurance has also agreed to pay First Union a success fee on closing of the consolidation in an amount equal to $1 million, less the foregoing amounts.

     Medical Assurance has also agreed to reimburse First Union for its reasonable travel and other out-of-pocket expenses incurred in connection with its engagement, including the reasonable fees and disbursement of its counsel. In addition, Medical Assurance will indemnify First Union against liabilities and expenses related to or arising out of its engagement including the liabilities under the federal securities laws.

     The consideration to be received by the Professionals Group shareholders in the consolidation was determined by arms-length negotiations between Professionals Group and Medical Assurance, in consultation with their respective financial advisors and other representatives, and was not established by those financial advisors.

OPINION OF PROFESSIONALS GROUP'S FINANCIAL ADVISOR

     Professionals Group retained Cochran, Caronia & Co. to act as its financial advisor in connection with the proposed consolidation. As part of that engagement, Professionals Group requested that Cochran, Caronia & Co. evaluate the fairness, from a financial point of view, of the consideration to be paid in the consolidation to the holders of Professionals Group common stock. On June 19, 2000, at a meeting of Professionals Group's board of directors held to evaluate the proposed consolidation, Cochran, Caronia & Co. delivered to the Professionals Group board of directors an oral opinion to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the consideration to be paid in the consolidation to the holders of Professionals Group common stock was fair, from a financial point of view, to the holders of Professionals Group common stock.

     In arriving at its opinion, Cochran, Caronia & Co.:

     - reviewed recent drafts of the consolidation agreement and related documents;

     - examined publicly available financial statements of Professionals Group and Medical Assurance;

     - examined internal business, operating and financial information and forecasts of Professionals Group and Medical Assurance, prepared by the senior management of Professionals Group and Medical Assurance;

     - considered information regarding publicly available financial terms of certain comparable transactions in the medical malpractice industry;

     - analyzed financial, stock market and other publicly available information relating to the businesses of other companies whose operations are similar to those of Professionals Group, including its medical malpractice and personal lines operations;

     - reviewed current and historical market prices and trading volumes of the common stock of Professionals Group and Medical Assurance;

     - examined publicly available business and financial information relating to Professionals Group;

     - held discussions with senior officers, directors and other representatives and advisors of Professionals Group concerning the business, operations and prospects of Professionals Group; and

     - considered other matters that it deemed relevant to its inquiry and have taken into account such accepted financial and investment banking procedures and considerations as it deemed relevant.

     In rendering its opinion, Cochran, Caronia & Co. assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information and data that it reviewed or considered. With respect to financial projections and information and data, senior management of Professionals Group advised Cochran, Caronia & Co. that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of senior management of Professionals Group as to the future financial performance of Professionals Group.

     Cochran, Caronia & Co. also was advised that the actuarial reserve analyses relating to Professionals Group prepared by its independent actuaries were reasonably prepared on bases reflecting the best currently available estimates and judgments of the actuaries as to Professionals Group's reserves. Cochran, Caronia & Co. is not an actuarial firm and its services did not include any actuarial determinations or evaluations by it or an attempt to evaluate actuarial assumptions, nor did Cochran, Caronia & Co. express any views as to matters relating to Professionals Group's reserves, including, without limitation, the adequacy of Professionals Group's reserves. Cochran, Caronia & Co. did not make and, except for the actuarial reserve analyses prepared by Professionals Group's independent actuaries, was not provided with an independent evaluation or appraisal of the assets, liabilities (contingent or otherwise) or reserves of Professionals Group, and did not make any physical inspection of the properties or assets of Professionals Group. Cochran, Caronia & Co. assumed, with Professionals Group's consent, that in the course of obtaining the necessary regulatory approvals for the consolidation, no limitations, restrictions or conditions would be imposed that would have a material adverse effect on the ability of the parties to complete the consolidation. Cochran, Caronia & Co. further assumed that the transactions contemplated by the consolidation agreement would be completed on the terms described in the consolidation agreement, without the waiver of any material rights, terms or conditions thereof by Professionals Group.

     Cochran, Caronia & Co. expressed no view as to, and its opinion does not address, the relative merits of the consolidation as compared with any alternative business strategies that might exist for Professionals Group or the effect of any other transaction in which Professionals Group might engage. Cochran, Caronia & Co.'s opinion was necessarily based on information available, and financial, stock market and other conditions and circumstances existing and disclosed to Cochran, Caronia & Co., as of the date of its opinion. Although Cochran, Caronia & Co. evaluated the consideration to be paid in the consolidation to the holders of Professionals Group common stock from a financial point of view, Cochran, Caronia & Co. was not asked to and did not recommend the specific form or amount of consideration to be paid in the consolidation to the holders of Professionals Group common stock. The form and amount of such consideration was determined through arm's-length negotiations between Professionals Group and Medical Assurance. No other instructions or limitations were imposed by Professionals Group on Cochran, Caronia & Co. with respect to the investigations made or procedures followed by Cochran, Caronia & Co. in rendering its opinion.

     THE FULL TEXT OF COCHRAN, CARONIA & CO.'S WRITTEN OPINION DATED JUNE 19, 2000, WHICH DESCRIBES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS APPENDIX C AND IS INCORPORATED IN THIS JOINT PROXY STATEMENT/PROSPECTUS BY REFERENCE. COCHRAN, CARONIA & CO.'S OPINION IS DIRECTED TO PROFESSIONALS GROUP'S BOARD OF DIRECTORS AND RELATES ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE PAID IN THE CONSOLIDATION TO HOLDERS OF PROFESSIONALS GROUP COMMON STOCK FROM A FINANCIAL POINT OF VIEW. COCHRAN, CARONIA & CO.'S OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE CONSOLIDATION OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER WITH RESPECT TO HOW TO VOTE AT THE MEETINGS OR WITH RESPECT TO ANY OTHER MATTER RELATING TO THE PROPOSED CONSOLIDATION.

     In preparing its opinion, Cochran, Caronia & Co. performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying Cochran, Caronia & Co.'s opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Accordingly, Cochran, Caronia & Co. believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

     In its analyses, Cochran, Caronia & Co. considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Professionals Group. No company, transaction or business used in those analyses as a comparison is identical to Professionals Group or the proposed consolidation, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

     The estimates contained in Cochran, Caronia & Co.'s analyses and the valuation ranges resulting from any particular analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Cochran, Caronia & Co.'s analyses and estimates are inherently subject to substantial uncertainty.

     Cochran, Caronia & Co.'s opinion and analyses were only one of many factors considered by Professionals Group's board of directors in its evaluation of the consolidation and should not be viewed as determinative of the views of the Professionals Group board of directors or management with respect to the consideration payable to holders of Professionals Group common stock or the proposed consolidation.

     The material financial analyses performed by Cochran, Caronia & Co. in connection with rendering its opinion and the implied per share valuation of Professionals Group are summarized in the following table:

                                             SUMMARY DESCRIPTION OF        IMPLIED PER SHARE VALUATION
         VALUATION ANALYSIS                    VALUATION ANALYSIS            OF PROFESSIONALS GROUP
         ------------------                  ----------------------        ---------------------------
Selected companies analysis            An analysis of the market values         $18.40 to $21.60
                                       and trading multiplies of selected
                                       comparable public companies
Precedent transaction analysis         An analysis of the consideration         $22.00 to $24.00
                                       paid in selected comparable
                                       transactions
Discounted cash flow analysis          An analysis of the net present           $18.00 to $24.00
                                       value of projected dividendable
                                       cash flows using selected discount
                                       rates ranging from 10% to 15%
Acquisition premium analysis           An analysis of the acquisition           $17.20 to $17.70
                                       premiums paid in comparable
                                       transactions
All analyses as a group                                                         $20.00 to $24.00
Consolidation consideration                                                         $27.95(1)

---------------

(1) As of March 31, 2001.

     The material financial analyses performed by Cochran, Caronia & Co. in connection with rendering its opinion are further described and summarized below:

     Selected companies analysis. Using publicly available information, Cochran, Caronia & Co. analyzed the market values and trading multiples of certain selected publicly traded medical malpractice insurance companies, which are listed below. Although there were no public companies with precisely the same mix of businesses and financial conditions as Professionals Group, Cochran, Caronia & Co. believes the following publicly traded medical malpractice insurance companies listed below were reasonably comparable. The following publicly traded companies, which were the only companies considered for this analysis, were selected for this analysis because they primarily write medical malpractice insurance for healthcare providers.

     - FPIC Insurance Group, Inc.
     - Medical Assurance, Inc.
     - The MIIX Group, Inc.
     - NCRIC Group, Inc.
     - SCPIE Holdings, Inc.

     All multiples were based on stock prices available as of June 16, 2000.

     Cochran, Caronia & Co. also analyzed the market values and trading multiples of MEEMIC Holdings and the following publicly traded personal lines insurance companies. The following publicly traded companies, which were the only companies considered for this analysis, were selected for this analysis because they write a significant amount of personal lines insurance. All of the companies selected for this analysis, except for Commerce Group, Inc. and Horace Mann Educators Corporation, are also of similar size to MEEMIC Holdings. Commerce Group, Inc. was included in this analysis despite being larger than MEEMIC Holdings because of its single state focus in personal lines insurance. Horace Mann Educators Corporation was included in this analysis despite being larger than MEEMIC Holdings because of its focus on the education market.

     - Commerce Group, Inc.

     - Donegal Group, Inc.

     - Horace Mann Educators Corporation

     - Merchants Group, Inc.

     - Meridian Insurance Group, Inc.

     - Midland Company

     - Mobile American Corporation

     - Motor Club of America

     All multiples were based on stock prices available as of June 16, 2000.

     Estimated financial data for the selected companies were based on research analysts' estimates, and estimated financial data for Professionals Group and MEEMIC Holdings were based on internal estimates of Professionals Group's management. Cochran, Caronia & Co. compared market values of Professionals Group, MEEMIC Holdings and the selected companies as a multiple of, among other things, calendar year 2000 and 2001 estimated earnings computed in accordance with generally accepted accounting principles, commonly known as GAAP, and GAAP book value as of March 31, 2000. Cochran, Caronia & Co. then applied a range of selected multiples derived from the selected companies of calendar year 2000 and 2001 estimated GAAP earnings and latest GAAP book value as of March 31, 2000, to corresponding financial data of Professionals Group and MEEMIC Holdings in order to derive an implied equity valuation range for Professionals Group (including its stake in MEEMIC Holdings).

The ranges of market values for the companies comparable to Professionals Group and for the companies comparable to MEEMIC Holdings were determined to be as follows:

                                                                      RANGE OF MULTIPLES
                                                                      ------------------
                                                            PROFESSIONALS GROUP    MEEMIC HOLDINGS
                                                                COMPARABLES          COMPARABLES
                                                            -------------------    ---------------
Market value to calendar year 2000 estimated earnings...       5.5 x to 12.6x       5.5 x to 12.6x
Market value to calendar year 2001 estimated earnings...       5.3 x to 11.8x       7.0 x to 11.2x
Market value to GAAP book value.........................       0.50x to 1.57x       0.52x to 1.57x

Based on the foregoing, the implied equity reference ranges appropriate for Professionals Group were determined to be as follows:

     - 7.0x to 8.0x 2000 estimated earnings plus a 15% to 20% control premium;

     - 7.0x to 8.0x 2000 estimated earnings plus a 15% to 20% control premium;
       and

     - 0.60x to 0.80x GAAP book value plus a 15% to 20% control premium.

The implied equity valuation range for Professionals Group resulting from this analysis was $167.4 million to $196.6 million, or $18.40 to $21.60 per share.

     Precedent transactions analysis. Using publicly available information, Cochran, Caronia & Co. reviewed the financial terms and implied transaction value multiples paid or proposed to be paid in certain selected transactions in the medical malpractice and specialty insurance industries. Although no transaction utilized in this analysis was identical to the consolidation, Cochran, Caronia & Co. believes the selected transactions listed below were most reasonably comparable.

                    MEDICAL MALPRACTICE INSURANCE COMPANIES

ACQUIROR                                     TARGET
--------                                     ------
St. Paul Companies, Inc.                     MMI Companies, Inc.
FPIC Insurance Group, Inc.                   Administrators for the Professions
FPIC Insurance Group, Inc.                   Tenere Group, Inc.
Medical Group Holdings, Inc.                 PMSLIC
Employers Reinsurance Corporation            The Medical Protective Company
FPIC Insurance Group, Inc.                   Anesthesiologists' Prof. Assn.
PIC Wisconsin                                Century American Insurance Group
Frontier Insurance Group, Inc.               Western Indemnity Insurance Co.
Professionals Group, Inc.                    Physicians Protective Trust Fund
MMI Companies, Inc.                          Unionamerica Holdings, Plc

                         SPECIALTY INSURANCE COMPANIES

ACQUIROR                                     TARGET
--------                                     ------
Leucadia National Corporation                Reliance Group Holdings, Inc.
Westfield Companies                          Old Guard Group, Inc.
Fairfax Financial Holdings, Ltd.             Seneca Insurance Company
Markel Corporation                           Terra Nova Holdings, Ltd.
ACE Ltd.                                     Capital Re Corp.
Millers American Group, Inc.                 Phoenix Indemnity Insurance Co.
United Fire & Casualty Co.                   American Indemnity Financial Corp.
Fairfax Financial Holdings, Ltd.             TIG Holdings, Inc.
Exel Ltd.                                    Intercargo Corp.
Markel Corporation                           Gryphon Holdings, Inc.
Orion Capital Corp.                          Grocers Insurance Group
Fund American Enterprises Hldgs.             Folksamerica Holding Co., Inc.
Orion Capital Corp.                          Unisun
GE Capital Corp.                             Coregis Group, Inc.

     Cochran, Caronia & Co. compared purchase prices in the selected transactions as a multiple of, among other things, trailing twelve-month GAAP earnings and GAAP book value for the most recent quarter prior to the announcement date of each acquisition. The range of multiples for Professionals Group calculated by Cochran, Caronia & Co. from the review of the selected transactions was 9.4x to 20.4x trailing twelve-month GAAP earnings and 0.26x to 1.90x GAAP book value for the most recent quarter prior to the announcement date of each acquisition.

     Cochran, Caronia & Co. then applied a range of selected multiples derived from the selected transactions of trailing twelve-month GAAP earnings and GAAP book value to Professionals Group's trailing twelve-month GAAP earnings and GAAP book value as of March 31, 2000, in order to derive implied equity valuation ranges for Professionals Group. Cochran, Caronia & Co. determined the range multiples appropriate for Professionals Group to be 10.0x to 12.0x trailing twelve-month GAAP earnings and 0.95 to 1.05x GAAP book value.

     The implied equity valuation range for Professionals Group resulting from this analysis was $200.2 million to $218.4 million, or $22.00 to $24.00 per share.

     Discounted cash flow analysis. Cochran, Caronia & Co. performed a discounted cash flow analysis of Professionals Group's projected dividendable cash flows during calendar year 2000 through 2004 based on internal estimates of Professionals Group's management. Cochran, Caronia & Co. derived an implied equity valuation range for Professionals Group by applying a terminal value multiple of 8.0x to 10.0x to Professionals Group's 2004 estimated GAAP earnings and a range of selected discount rates from 10% to

15%. The implied equity valuation range for Professionals Group resulting from this analysis was $163.8 million to $200.2 million, or $18.00 to $22.00 per share.

     Acquisition Premium Analysis. Cochran, Caronia & Co. performed an acquisition premium analysis based on comparable public property and casualty transactions announced since 1998. Cochran, Caronia & Co. analyzed the acquisition premiums paid by buyers for the target's stock one day prior to the announcement of the transaction and one month prior to the announcement of the transaction. The median acquisition premium paid by a buyer for a target's stock for the selected transactions one day prior to announcement of a transaction was 18.6% and one month prior to the announcement of a transaction was 22.1%. Cochran, Caronia & Co. compared these acquisition premiums with the proposed premium of 79.3% to Professionals Group's stock price of $14.50 as of June 16, 2000.

     Other factors. In rendering its opinion, Cochran, Caronia & Co. also reviewed and considered other factors, including:

     - historical and projected financial data for Professionals Group, including Professionals Group's financial performance and financial position as well as financing options available to Professionals Group;

     - historical trading prices for Professionals Group common stock; and

     - a business and financial profile of Medical Assurance.

     Valuation results. The combination of these various analyses resulted in an implied equity valuation range for Professionals Group of approximately $180-$220 million (approximately $20 to $24 per share) compared to consolidation consideration of approximately $237 million (approximately $26 per share).

     Miscellaneous. Professionals Group engaged Cochran, Caronia & Co. as its financial advisor based upon the nationally recognized experience and expertise of Cochran, Caronia & Co. in the insurance industry. Cochran, Caronia & Co. is a full service investment bank focused exclusively on the insurance industry and regularly engages in the valuation of insurance company securities in connection with business combinations, investments and other transactions.

     Under the terms of its engagement, Professionals Group has agreed to pay Cochran, Caronia & Co. for its financial advisory services upon completion of the consolidation an aggregate fee of $1.4 million. Professionals Group also has agreed to reimburse Cochran, Caronia & Co. for reasonable travel and other out-of-pocket expenses incurred by Cochran, Caronia & Co. in performing its services, including the fees and expenses of its legal counsel, and to indemnify Cochran, Caronia & Co. and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

     In the ordinary course of business, Cochran, Caronia & Co. and its affiliates may actively trade or hold the securities of Professionals Group for the account of customers and, accordingly, may at any time hold a long or short position in those securities.

ACCOUNTING TREATMENT

     The consolidation will be effected by the merger of each of Medical Assurance and Professionals Group with newly formed wholly-owned subsidiaries of ProAssurance. Each of Medical Assurance and Professionals Group will survive their respective mergers as wholly-owned subsidiaries of ProAssurance. The outstanding stock of Medical Assurance will be converted into the shares of ProAssurance stock as contemplated by the consolidation agreement. The outstanding stock of Professionals Group will be converted into cash and shares of stock of ProAssurance as provided in the consolidation agreement.

     The merger of Medical Assurance into a subsidiary of ProAssurance and the exchange of Medical Assurance stock for ProAssurance stock will be accounted for as a corporate reorganization of Medical Assurance and will be treated similar to a pooling of interests transaction. This means that the historical consolidated assets and liabilities and results of operations of Medical Assurance and its subsidiaries will be included in the consolidated financial statements of ProAssurance.

     The merger of Professionals Group into a subsidiary of ProAssurance and the exchange of the Professionals Group stock for cash and ProAssurance stock will be accounted for using the purchase method of accounting in accordance with generally accepted accounting principles. Accordingly, the aggregate consideration paid by ProAssurance in connection with the transaction, together with the direct costs of the acquisition, will be allocated to the consolidated assets and liabilities of Professionals Group based on their estimated fair market values at the date of the transaction. The assets and liabilities and results of operations of Professionals Group will be consolidated into the assets and liabilities and results of operations of ProAssurance after the transaction.

     Stock awards outstanding under the stock compensation plans of Professionals Group will be settled as part of the transaction. The settlement costs will be recorded as compensation expense by Professionals Group in its final pre-acquisition financial statements. Outstanding options under the stock compensation plans of Professionals Group will be converted to options for shares of ProAssurance at the transaction date. The estimated fair market value of these options will be included in the purchase price of the transaction.

REGULATORY APPROVALS

     Before the consolidation can be completed, we must receive the approvals of certain regulatory authorities. While we have agreed to use our reasonable efforts to obtain all required regulatory approvals, we cannot be certain that we will obtain the required regulatory approvals within the time frame contemplated by the consolidation agreement or on terms that are satisfactory to us. It is also possible that any such approval may be accompanied by a conditional requirement which causes such approvals to fail to satisfy the conditions set forth in the consolidation agreement.

     We are not aware of any material regulatory approvals or actions that are required to complete the consolidation, except as described below. If any additional regulatory approvals or actions are required, then we presently intend to obtain those approvals and actions. There can be no assurance, however, that any such regulatory approvals or actions will be obtained.

     Federal Antitrust Laws. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 we cannot complete the consolidation until we notify and furnish information to the Antitrust Division of the Department of Justice and the Federal Trade Commission and specified waiting period requirements are satisfied. On December 22, 2000, we filed with the FTC and the Antitrust Division a Notification and Report form under the Hart-Scott-Rodino Act. The waiting period expired on January 5, 2001. At any time before or after the consolidation is completed and notwithstanding that the Hart-Scott-Rodino Act waiting period has expired, the Department of Justice or the FTC could take any action under the antitrust laws it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the consolidation or seeking divestiture of substantial assets of Medical Assurance or Professionals Group. Private parties and the state attorneys general may also bring actions under applicable antitrust laws.

     State Insurance Laws. The insurance laws and regulations of all states generally require that, prior to the acquisition of control of an insurance company domiciled in that state, the acquiring company must obtain the approval of the proposed transaction by the insurance commissioner of the domiciliary state. In connection with the state approval process, ProAssurance has made formal filing applications, generally called Form A filings, for approval of the consolidation with the insurance commissioners of Alabama and West Virginia, the states in which insurance company subsidiaries of Medical Assurance are domiciled. ProAssurance has also made Form A filings for approval of the consolidation with the insurance commissioners of Michigan, Indiana, and Illinois, the states in which the insurance company subsidiaries of Professionals Group are domiciled. In Alabama, Indiana and West Virginia, the insurance commissioners were required to hold a public hearing before granting approval for the consolidation. The Form A filings of ProAssurance have been approved by the insurance commissioners in Alabama, Michigan, Indiana and West Virginia subject to receipt of all necessary insurance regulatory approvals. The Form A has been filed but not yet approved in Illinois.

     The insurance laws and regulations of the states also generally require that, prior to the payment of an extraordinary dividend, an insurance company must obtain approval by the insurance commissioner of its state of domicile. A substantial portion of the capital proposed to be used by ProAssurance to fund the cash consideration of the consolidation will be provided from the proceeds of extraordinary dividends payable by an Alabama insurance subsidiary of Medical Assurance and a Michigan insurance subsidiary of Professionals Group. Medical Assurance has made formal filing applications, generally called Form D filings, for approval of extraordinary dividends with the Alabama insurance commissioner in the amount of approximately $25 million in January 2001 and approximately $20 million in May 2001. Professionals Group has made a Form D filing for approval of extraordinary dividends with the Michigan insurance commissioner in the amount of approximately $50 million in January 2001 and approximately $19 million in May 2001. Medical Assurance's application for the payment of the $25 million extraordinary dividend was approved by the Alabama insurance commissioner on November 16, 2000. Professionals Group's application for the payment of the $50 million extraordinary dividend was approved by the Michigan insurance commissioner on November 28, 2000.

     In addition, the insurance laws and regulations of certain states require notification and approval by the insurance commissioner of the state prior to an acquisition of an insurance company doing business in that state (or the acquisition of its holding company) when the acquirer and its insurance company affiliates, together with the acquired company and its insurance company affiliates, have market share sufficiently large enough in particular insurance lines to require notification and approval. ProAssurance has either received affirmative approval from the insurance commissioners or constructive approval by reason of the time period for review having ended without objection from the commissioner.

LISTING OF PROASSURANCE STOCK; DELISTING OF MEDICAL ASSURANCE AND PROFESSIONALS GROUP STOCK

     It is a condition to the consolidation that the shares of ProAssurance common stock to be issued in the consolidation be approved for listing on the New York Stock Exchange. If the consolidation is completed, shares of Medical Assurance and Professionals Group stock will be delisted from the New York Stock Exchange and Nasdaq National Market, respectively.

RESALE OF PROASSURANCE STOCK

     ProAssurance common stock that you receive in the consolidation will be freely transferable, unless you are deemed to be an "affiliate" of Medical Assurance or Professionals Group under the Securities Act of 1933 and the rules and regulations promulgated under that act, at the time of the special meeting. "Affiliates" may only re-sell their holding company common stock in transactions permitted by rule 145 under the Securities Act of 1933 or as otherwise permitted under that act. Persons who may be deemed to be affiliates of Medical Assurance or Professionals Group for these purposes generally include individuals or entities that control, are controlled by, or are under common control with, Medical Assurance or Professionals Group and may include officers, directors and principal shareholders of Medical Assurance or Professionals Group. The consolidation agreement requires Medical Assurance and Professionals Group to obtain from each of these affiliates an agreement to the effect that these persons will not offer or sell or otherwise dispose of any ProAssurance common shares issued to these persons in the consolidation in violation of the Securities Act of 1933.

     This joint proxy statement/prospectus does not cover any resales of ProAssurance common shares to be received by shareholders of Medical Assurance and Professionals Group upon consummation of the consolidation, and no person is authorized to make any use of this document in connection with any such resale.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The consolidation will qualify as a partially tax deferred exchange for federal income tax purposes under Section 351 of the Internal Revenue Code. Accordingly, none of Medical Assurance, Professionals Group and ProAssurance will recognize any gain or loss as a result of the consolidation. Ernst & Young

LLP, certified public accountants, has provided its opinion to the boards of directors of Medical Assurance and Professionals Group as to the material federal income tax consequences of the consolidation generally applicable to the shareholders of Medical Assurance and Professionals Group. The opinion may be summarized as follows:

     - If you are a Medical Assurance shareholder, you will not recognize any gain or loss on the exchange of your Medical Assurance shares for ProAssurance shares in the consolidation. Your adjusted tax basis in the ProAssurance shares that you receive in the consolidation will equal your adjusted basis in the Medical Assurance shares that you surrendered. The holding period for the ProAssurance shares that you receive in exchange for your Medical Assurance shares will include your holding period for the Medical Assurance shares that you surrendered.

     - If you hold Professionals Group shares and you exchange those shares for both ProAssurance shares and cash in the consolidation, you will recognize gain equal to the lesser of (a) the amount of cash received in the exchange, and (b) the amount of gain that you realize on the exchange. The amount of gain that you realize on the exchange will be equal to the excess of the sum of the cash (including cash received for fractional shares) and the value of ProAssurance shares received in the exchange over your tax basis of the Professionals Group shares exchanged therefor. You will not be entitled to recognize a loss on such exchange for federal income tax purposes. The tax basis of ProAssurance shares you receive in exchange for your Professionals Group shares will be the same as the tax basis of the Professionals Group shares exchanged therefor, increased by any gain that you recognize as a result of the consolidation and reduced by the amount of any cash received in the consolidation.

     - If you hold Professionals Group shares and you receive only cash in exchange for your Professionals Group shares in the consolidation, you will recognize gain or loss equal to the difference between the cash received and your adjusted tax basis in the Professionals Group shares exchanged for the cash.

     - Any gain that you recognize as a Professionals Group shareholder as a result of the receipt of cash and stock in the consolidation will generally be a capital gain if you hold such shares as a capital asset at the time the consolidation is completed and your holding period in your Professionals Group shares exceeds one year at that time. The holding period for ProAssurance shares received in exchange for Professionals Group shares pursuant to the consolidation will include the holding period of the Professionals Group shares exchanged therefor.

     If you are a Professionals Group shareholder, you should provide your tax identification number, social security or employer identification number to the exchange agent by completing and signing the Form W-9 that is a part of your yellow election form/letter of transmittal. Otherwise, payments in respect of your Professionals Group common stock may be subject to information reporting to the Internal Revenue Service and to a 31% backup withholding tax. You can avoid backup withholding by completing and signing a substitute Form W-9 or otherwise proving to ProAssurance and the exchange agent that you are exempt from backup withholding.

     The opinion of Ernst & Young LLP relies on assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the consolidation in accordance with the joint proxy statement/prospectus and the consolidation agreement. This opinion also relies on representations and covenants, including those contained in the officers certificates of Medical Assurance and Professionals Group. If any of the assumptions, representations or covenants are inaccurate, the conclusions contained in the opinions could be affected. This opinion together with attached officer certificates has been filed with the SEC as an exhibit to the Registration Statement of which this joint proxy statement/prospectus is a part.

     We did not obtain any ruling by the Internal Revenue Service concerning the federal income tax consequences of the consolidation. Furthermore, the opinion of Ernst & Young LLP does not bind the Internal Revenue Service or any court. The Internal Revenue Service may disagree with the opinions expressed by Ernst & Young LLP and contest the tax treatment of the consolidation and a court may sustain this contest.

     The summary of the material tax consequences of the consolidation set forth above and the opinion from Ernst & Young LLP do not address all of the federal income tax consequences that may be relevant to you in light of your particular circumstances. Neither the above summary nor the tax opinion addresses the federal income tax consequences that may be applicable to taxpayers subject to special treatments under the Internal Revenue Code, such as:

     - insurance companies;
     - financial institutions;
     - dealers;
     - traders that mark to market;
     - tax exempt organizations;
     - shareholders who hold their shares as part of a "hedge," appreciated financial position, straddle or conversion transaction;
     - shareholders who acquired the shares of Medical Assurance or Professionals Group through the exercise of options or otherwise as compensation or through a tax deferred retirement plan; and
     - foreign corporations, foreign partnerships or other foreign entities and individuals who are not citizens or residents of the United States.

     No information is provided in this joint proxy statement/prospectus with respect to the tax consequences, if any, of the consolidation under applicable foreign, state, local and other tax laws. The description of the federal income tax consequences summarized above and the above referenced tax opinion are based on the provisions of the Internal Revenue Code, applicable Treasury Regulations, and IRS rulings and judicial decisions, as in effect as of the date of such opinion. There can be no assurance that future legislative, administrative, or judicial changes or interpretations, which changes could apply retroactively, will not affect the accuracy of the statements or conclusions set forth in the description of the federal income tax consequences summarized above and the above referenced tax opinion.

     THE PRECEDING SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE CONSOLIDATION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE CONSOLIDATION. THIS DISCUSSION IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND MAY NOT APPLY TO A PARTICULAR SHAREHOLDER IN LIGHT OF THE SHAREHOLDER'S PARTICULAR CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE CONSOLIDATION, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

            INTERESTS OF DIRECTORS AND OFFICERS IN THE CONSOLIDATION

     When considering the recommendation of our boards of directors, you should be aware that certain directors and officers of Medical Assurance and Professionals Group may have interests in the consolidation that are different from, or in addition to, your interests. These interests are described below. In each case, our boards of directors were aware of these interests and considered them, among other matters, in approving the consolidation.

INDEMNIFICATION

     Medical Assurance, Professionals Group, and ProAssurance have agreed to jointly and severally indemnify all persons serving or having served as directors or officers of Medical Assurance or Professionals Group prior to the completion of the consolidation. ProAssurance and Medical Assurance also have agreed to provide directors' and officers' liability insurance for the present officers and directors of Professionals Group comparable to the coverage currently provided by Professionals Group before the consolidation.

     Officers of ProAssurance. A. Derrill Crowe, M.D., the current chairman of the board and chief executive officer of Medical Assurance, will serve as chairman of the board and chief executive officer of ProAssurance. Victor T. Adamo, the current chief executive officer and a director of Professionals Group, will serve as vice chairman of the board and president of ProAssurance.

     Directors of ProAssurance. All of the directors of Medical Assurance will serve as directors of ProAssurance. Victor T. Adamo, Ann F. Putallaz, and William H. Woodhams, who are directors of Professionals Group, will serve as directors of ProAssurance. See "Management and Operations after the Consolidation."

     Employees and Benefit Plans. ProAssurance will review Medical Assurance's and Professionals Group's employee benefit plans and programs with a view toward combining those plans or developing appropriate new benefit plans in replacement of such plans. Subject to restrictions and limitations that applicable law may impose, ProAssurance will continue in effect the current employee benefit plans of each of Medical Assurance and Professionals Group until such time as the benefit plans are merged with each other or terminated or frozen and replaced with new benefit plans. Such employee benefit plans will be designed to treat similarly situated employees of Medical Assurance and Professionals Group and their respective subsidiaries on a substantially equivalent basis, provide employees full credit for prior service with Medical Assurance and Professionals Group and their subsidiaries for vesting and eligibility purposes, and waive all waiting periods and pre-existing conditions and exclusions with respect to such employees.

CHANGE OF CONTROL ARRANGEMENTS

     The approval of the consolidation by the shareholders of Professionals Group will be a "change of control" for purposes of Professionals Group's Key Employee Retention Plan and other "change of control" agreements covering certain executives of Professionals Group and of its subsidiaries. That plan and those agreements generally provide "key employees" with a severance payment and certain insurance and other benefits in the event that there is a change in control of Professionals Group that is coupled with the actual involuntary or constructive termination of such key employee for any reason other than cause within two years after such change in control. The amount of the severance payment is equal to two times the key employee's base salary plus bonus, average of last three years.

     The dollar amounts of the severance payments and insurance and other benefits potentially payable to those persons who were executive officers of Professionals Group on March 30, 2001 and whose salary and bonus exceeded $100,000 in 2000 (the "named executive officers"), calculated as of December 31, 2000, are as follows: Victor T. Adamo -- $1,257,639; R. Kevin
Clinton -- $1,195,810; John F. Lang -- $494,622; and William P. Sabados -- $0. The aggregate amount of the severance payments and other benefits potentially payable under Professionals Group's Key Employee Retention Plan and "change of control" agreements to all key employees as a group (11 persons) was $6,397,955, calculated as of December 31, 2000.

     The consolidation will also be a "change of control" for purposes of change of control agreements entered into between MEEMIC Holdings, a subsidiary of Professionals Group, and certain employees of MEEMIC Holdings. Each of these agreements provides the employee with a severance payment and certain insurance and other benefits in the event that there is a change in control of MEEMIC Holdings that is coupled with the actual involuntary or constructive termination of such employee for a reason other than cause within two years after such change in control. The amount of the severance payment is equal to two times the employee's base salary plus bonus, average of last three years. As of December 31, 2000 there were three such agreements in effect and the aggregate amount of the severance payments and other benefits potentially payable under those agreements was $1,469,395, calculated as of December 31, 2000. William P. Sabados, the Chief Information Officer of Professionals Group, is a party to one of these agreements and the dollar amount of the severance payment and insurance and other benefits potentially payable to him was $453,525, calculated as of December 31, 2000.

     Medical Assurance may cause ProAssurance to implement key employee retention agreements that would provide severance and insurance benefits for some or all of its key employees similar to those provided by Professionals Group upon actual or constructive termination of employment of the employee for any reason other than cause after the consolidation.

STOCK OPTIONS

     The approval of the consolidation by the shareholders of Professionals Group will be a "change of control" for purposes of the stock options issued under Professionals Group's 1996 Long Term Incentive Plan. Consequently, all unvested options that are issued and outstanding under this plan will immediately vest and become exercisable upon shareholder approval. As of the date of this joint proxy statement/ prospectus, there were a total of 76,583 unvested options issued and outstanding under this plan with exercise prices ranging from $23.50 to $30.58.

     The following table sets forth certain information concerning the unvested Professionals Group stock options currently held by each of Professionals Group's named executed officers.

                                                                                  VALUE OF
                                                        NUMBER OF OPTIONS       IN-THE-MONEY
                                                           SUBJECT TO        OPTIONS SUBJECT TO
NAME                                                   ACCELERATED VESTING   ACCELERATED VESTING
----                                                   -------------------   -------------------
Victor T. Adamo......................................        14,520*               $     0
R. Kevin Clinton.....................................         9,680*                     0
John F. Lang.........................................         9,555**               15,600
William P. Sabados...................................             0                      0

---------------

* Absent accelerated vesting, these non-qualified stock options would vest on February 12, 2002. These options would expire at 5:00 p.m. on February 12, 2007.
** Absent accelerated vesting, these non-qualified stock options would vest as follows: (1) 605 options vest on February 12, 2002. These options expire at 5:00 p.m. on February 12, 2007; (2) 4,950 options are subject to vesting in annual increments of 33% commencing March 9, 2002 and expire at 5:00 p.m. on March 9, 2009; and (3) 4,000 options are subject to vesting in annual increments of 25% commencing December 10, 2002 and expire at 5:00 p.m. on December 10, 2009.

     Upon completion of the consolidation, such stock options will be adjusted and will become options to purchase shares of ProAssurance common stock. See "The Consolidation -- Treatment of Stock Options."

     The consolidation will also be a "change of control" for purposes of the stock options issued under MEEMIC Holdings' Stock Compensation plan. Consequently, upon completion of the consolidation all unvested options that are unvested and outstanding under this plan will immediately vest and become exercisable. As of the date of this joint proxy statement/prospectus, there were a total of 224,000 unvested options issued and outstanding under this plan, each with an exercise price of $10.

     The following table sets forth certain information concerning the unvested MEEMIC Holdings stock options currently held by Professionals Group's named executive officers.

                                                                                  VALUE OF
                                                        NUMBER OF OPTIONS       IN-THE-MONEY
                                                           SUBJECT TO        OPTIONS SUBJECT TO
NAME                                                   ACCELERATED VESTING   ACCELERATED VESTING
----                                                   -------------------   -------------------
Victor T. Adamo......................................        20,000*              $265,000
R. Kevin Clinton.....................................        48,000*               636,000
John F. Lang.........................................             0                      0
William P. Sabados...................................        20,000*               265,000

---------------

* All of these options are non-qualified stock options, are subject to vesting in annual increments of 25% commencing July 1, 2002 and expire at 5:00 p.m. on July 1, 2009.

STOCK GRANTS

     The approval of the consolidation by the shareholders of Professionals Group will be a "change of control" for purposes of certain consulting, confidentiality and non-competition agreements between Professionals Group and each of its non-employee directors. Consequently, all unvested stock grants made pursuant to those agreements will immediately vest upon such shareholder approval. Non-employee directors of Professionals Group and the unvested stock grants held by them are as follows: Eliot H. Berg -- 6,582 shares; Joseph C. Cauthen -- 4,262 shares; John F. Dodge, Jr. -- 4,760 shares; H. Harvey
Gass -- 4,760 shares; Richard P. Horsch -- 4,760 shares; Isaac J.
Powell -- 4,760 shares; Ann F. Putallaz -- 4,760 shares; William H.
Woodhams -- 4,760 shares; and Donald S. Young -- 4,760 shares.

               MANAGEMENT AND OPERATIONS AFTER THE CONSOLIDATION

GENERAL

     After the consolidation, ProAssurance will be the parent corporation of Medical Assurance and Professionals Group and the subsidiaries of Medical Assurance and Professionals Group will remain as subsidiaries of those companies.

     It is currently anticipated that the insurance operations of Medical Assurance and Professionals Group will be conducted through a northern division and a southern division. Insurance operations in Alabama, West Virginia, Florida, Missouri, Georgia, Mississippi and other southern states will be conducted under the principal direction of Medical Assurance with A. Derrill Crowe continuing to serve as chief executive officer of Medical Assurance. Insurance operations in Michigan, Ohio, Illinois, Indiana, Kentucky, Pennsylvania, New Jersey and other northern states will be conducted under the principal direction of Professionals Group with Victor T. Adamo continuing to serve as chief executive officer of Professionals Group. The board of directors of ProAssurance may alter or change the proposed operating structure and the responsibilities of Medical Assurance and Professionals Group should circumstances indicate that a change would be in the best interest of the shareholders of ProAssurance or the policyholders of its insurance subsidiaries.

DIRECTORS AND EXECUTIVE OFFICERS

     The consolidation agreement provides that ProAssurance's board of directors will be comprised of eleven directors divided into three classes. Class I will be composed of four directors whose initial terms will expire at the first annual meeting of ProAssurance. Class II will be composed of four directors whose initial terms will expire at the second annual meeting of ProAssurance. Class III will be composed of three directors whose initial terms will expire at the third annual meeting of ProAssurance. Medical Assurance has nominated eight of the initial directors and Professionals Group has nominated three of the initial directors, one for each class.

     The names, ages, classes and biographical profiles of the initial board of directors and executive officers of ProAssurance are set forth below.

     A. DERRILL CROWE, M.D. -- Age 64, Class I Director -- chairman of the board of directors and chief executive officer of ProAssurance. Dr. Crowe has served as chairman of the board and president of Medical Assurance. Dr. Crowe has been president, chief executive officer and a director of The Medical Assurance Company, an Alabama insurance company and wholly-owned subsidiary of Medical Assurance since its organization in 1976.

     VICTOR T. ADAMO, ESQ., CPCU -- Age 53, Class III Director -- vice chairman of the board of directors and president of ProAssurance. Mr. Adamo has been the chief executive officer, president and a director of Professionals Group since 1996, and a director of ProNational Insurance Company, where he has held various positions including president and chief executive officer, since 1985. He has been chairman and a director of MEEMIC Holdings, Inc. since October 1998 and is also chairman and a director of MEEMIC Insurance Company. Prior to joining ProNational, Mr. Adamo was in private legal practice from 1975 to 1985 and represented ProNational in corporate legal matters.

     JAMES J. MORELLO, CPA -- Age 52, secretary, treasurer and chief financial officer of ProAssurance. Mr. Morello has served as treasurer and chief financial officer of Medical Assurance since its formation on February 8, 1995. He has been employed as treasurer and chief financial officer of The Medical Assurance Company since 1984. Mr. Morello is also the treasurer and a director of Medical Assurance of West Virginia, Inc., a West Virginia insurance company and wholly-owned subsidiary of Medical Assurance.

     RICHARD V. BRADLEY, M.D. -- Age 74, Class II Director. Dr. Bradley has served on the board of directors of Medical Assurance since December 1996. In 1986, Dr. Bradley retired from medical practice and served as president and chief executive officer of MOMED Holding Co. and its Missouri insurance subsidiary. After Medical Assurance acquired MOMED in 1996, Dr. Bradley continued to serve in such capacities until the merger of MOMED Holding Co. into Medical Assurance in August 2000.

     PAUL R. BUTRUS -- Age 60, Class III Director. Mr. Butrus has been the executive vice president and a director of Medical Assurance since its incorporation on February 8, 1995. Mr. Butrus has been employed by The Medical Assurance Company since 1977, most recently as executive vice president since 1993. Mr. Butrus serves as a director of each of Medical Assurance's insurance subsidiaries and participates on their respective claims and underwriting committees.

     NORTON E. COWART, M.D. -- Age 82, Class I Director. Dr. Cowart has served on the board of directors of Medical Assurance since 1996. Dr. Cowart served as a director of The Medical Assurance Company from 1977 to 1996, and served as its chairman of the board from 1987 to 1996. Dr. Cowart retired from the practice of internal medicine in Huntsville, Alabama in 1992.

     PAUL D. EVEREST, M.D. -- Age 80, Class III Director. Dr. Everest has served on the board of directors of Medical Assurance since its incorporation on February 8, 1995, and as a director of The Medical Assurance Company since 1982. Dr. Everest practices medicine in Montgomery, Alabama, specializing in orthopedic surgery.

     ROBERT E. FLOWERS, M.D. -- Age 51, Class I Director. Dr. Flowers has served on the board of directors of Medical Assurance since its formation on February 8, 1995 and as a director of The Medical Assurance Company since 1985. He practices medicine in Dothan, Alabama, specializing in gynecology.

     LEON C. HAMRICK, M.D. -- Age 75, Class II Director. Dr. Hamrick has served on the board of directors of Medical Assurance since its incorporation on February 8, 1995, and as a director of The Medical Assurance Company since 1978. Dr. Hamrick is a general surgeon with HealthSouth Metro West Hospital in Fairfield, Alabama.

     JOHN P. NORTH, JR. -- Age 65, Class II Director. Mr. North has served on the board of directors of Medical Assurance since June of 1996. He is a certified public accountant who was a partner of the accounting firm of Coopers & Lybrand LLP until his retirement in September 1995.

     ANN F. PUTALLAZ, PH.D. -- Age 55, Class I Director. Ms. Putallaz has been a director of Professionals Group since 1996 and has been vice chairman since June 1999. She has been a director of MEEMIC Holdings since September 2000. Since December 1994, she has been the vice president and director of marketing information services of Munder Capital Management, an investment advisor to The Munder Funds, a Maryland corporation and an open-end investment company registered under the Investment Company Act of 1940.

     WILLIAM H. WOODHAMS, M.D. -- Age 63, Class II Director. Dr. Woodhams has been a director of Professionals Group since 1996 and chairman since June 1999. Dr. Woodhams was a director of ProNational from 1980 to July 1, 1998. He is board certified in family practice and has been in private practice in Kalamazoo, Michigan since 1964. Dr. Woodhams serves as an assistant clinical professor in the department of family practice at Michigan State University. Dr. Woodhams is also a member of the Michigan board of medicine committee of licensure and discipline.

DIVIDEND POLICY

     The holders of ProAssurance common stock are entitled to receive such dividends as may be declared from time to time by the ProAssurance board out of funds legally available therefor. We do not expect ProAssurance to declare cash dividends on ProAssurance common stock for the foreseeable future following the consolidation, as we expect that earnings of ProAssurance and its subsidiaries will be retained and used for debt service and operations. Any future cash dividends will depend upon, among other things, future financial results and requirements and contractual restrictions applicable to ProAssurance or its subsidiaries. The ability of ProAssurance to fund its operations and to pay cash dividends on ProAssurance common stock following consummation of the consolidation will be dependent upon its receipt of dividends from its insurance subsidiaries. The ability of its insurance subsidiaries to pay dividends is subject to regulatory and contractual restrictions. There can be no assurance as to any future dividends by ProAssurance or its insurance subsidiaries.

SECURITY OWNERSHIP

     The following table shows the number of shares of ProAssurance common stock expected to be beneficially owned by:

     - each person who upon completion of the consolidation will become an owner of more than 5% of those shares (other than institutional investors);

     - each person who is, or upon completion of the consolidation will become, a director of ProAssurance;

     - each person who is, or upon completion of the consolidation will become, an executive officer of ProAssurance; and

     - all persons who are, or upon completion of the consolidation will become, directors and executive officers of ProAssurance as a group.

     The following table is based on information provided by the persons indicated with respect to the beneficial ownership of Medical Assurance common stock and Professionals Group common stock, as of March 5, 2001, by each director and named executive officer of ProAssurance and by all directors and named executive officers of ProAssurance as a group. Except as indicated below, there are no stockholders known to ProAssurance management who will be the beneficial owner of more than 5% of the outstanding shares of ProAssurance common stock upon completion of the consolidation (other than institutional investors).

                                             NUMBER OF          RIGHT           PERCENTAGE OF
NAME OF BENEFICIAL OWNER                  SHARES OWNED(3)   TO ACQUIRE(4)   OUTSTANDING SHARES(5)
------------------------                  ---------------   -------------   ---------------------
A. Derrill Crowe(1).....................     2,319,511         168,517               9.5%
Victor T. Adamo(2)......................        59,905         153,186                 *
Richard V. Bradley(1)...................        75,000              --                 *
Paul R. Butrus(1).......................       217,923         168,739               1.5%
Norton E. Cowart(1).....................        10,657              --                 *
Paul D. Everest(1)......................        11,819              --                 *
Robert E. Flowers(1)....................        30,865              --                 *
Leon Hamrick(1).........................         3,651              --                 *
James J. Morello(1).....................        20,662           7,950                 *
John P. North, Jr.(1)...................         1,803              --                 *
Ann F. Putallaz(2)......................        10,606           6,174                 *
William H. Woodhams(2)..................        18,504           6,174                 *
All Directors and Executive Officers as
  a group (12 persons)..................     2,780,906         510,740              12.5%

---------------

(1) His business address is 100 Brookwood Place, Birmingham, Alabama 35209.
(2) His or her business address is 2600 Professionals Drive, Okemos, Michigan 48864.
(3) The number of shares stated in this column for each named person includes shares for which the named person has sole voting and investment power or has shared voting and investment power with a spouse. It also includes shares held in a retirement plan or in an individual retirement account over which the named person has control, shares held by any corporation of which the named person is a director, executive officer or controlling stockholder, shares held by a trust of which the named person, or his or her spouse, is a trustee or custodian, shares held by a partnership which the named person is a general partner, and shares held by a spouse or minor children. For Ms. Putallaz and Dr. Woodhams the number of shares stated in this column also includes stock grants of 4,760 shares each which will immediately vest upon approval of the consolidation by the shareholders of

    Professionals Group. See "Stock Grants" under "Interests of Directors and Officers in the Consolidation."

     The number of shares stated in this column for each named person was calculated assuming that upon the completion of consolidation such person will receive (a) one share of ProAssurance common stock for each share of Medical Assurance common stock held prior to the completion of the consolidation and (b) one share of ProAssurance common stock for each share of Professionals Group common stock held prior to the completion of the consolidation.

     The number of shares stated in this column for each named person excludes shares that may be acquired through stock option exercises.
(4) Indicates number of shares that can be acquired through stock options exercisable within 60 days after the completion of the consolidation.

     The number of shares stated in this column for each named person was calculated assuming that upon the completion of consolidation such person will receive (a) one option to purchase ProAssurance common stock for each option to purchase Medical Assurance common stock held prior to the completion of the consolidation and (b) 2.11 options to purchase ProAssurance common stock for each option to purchase Professionals Group common stock held prior to the completion of the consolidation.
(5) Percentages have been calculated assuming that upon completion of the consolidation approximately 25,364,000 shares of ProAssurance common stock are issued and outstanding and approximately 963,591 options to purchase ProAssurance common stock are issued and outstanding. An asterisk indicates that the named person owns less than one percent of ProAssurance common stock.

                     SUMMARY OF THE CONSOLIDATION AGREEMENT

     We believe this summary describes the material terms of the consolidation agreement, as amended, that have not been previously described under the caption "The Consolidation." We recommend that you read carefully the complete text of the consolidation agreement for the precise legal terms of the consolidation agreement and other information that may be important to you. The consolidation agreement, as amended, is included in this joint proxy statement/prospectus as Appendix A.

REPRESENTATIONS AND WARRANTIES

     In the consolidation agreement, we make representations and warranties to each other about our companies with respect to, among other things:

     - our corporate organization and qualification to do business;
     - our ownership of subsidiaries;
     - our corporate affairs;
     - our articles or certificates of incorporation and by-laws;
     - our capitalization;
     - our execution and delivery of the consolidation agreement;
     - the effect of the consolidation on our existing agreements and obligations;
     - the regulatory approvals required to complete the consolidation;
     - our filings and reports with state insurance departments and the SEC;
     - our financial statements;
     - the regulatory examinations by our state insurance departments;
     - our related party transactions;
     - the absence of stock purchases creating a change of control;
     - our undisclosed liabilities;
     - the absence of change in our businesses since March 31, 2000;
     - our tax matters and payment of taxes;
     - our insurance reserves and premium rates;
     - our reinsurance agreements and treaties;
     - our investment policies and the composition of our investments;
     - our title to our real and personal property;
     - environmental matters;
     - our intellectual property;
     - our material contracts;
     - our employee benefit plans;
     - labor matters;
     - the validity of our accounts receivable;
     - litigation;
     - the adequacy of insurance coverage on our businesses;
     - the absence of illegal payments and contributions;
     - our liability for brokers' fees in connection with the consolidation;
     - our compliance with applicable laws; and
     - the inapplicability of state takeover statutes.

     Many of these representations and warranties are qualified by the concept of "material adverse effect," that is, these representations and warranties are not intended to apply to facts or circumstances which would not have a material adverse effect on the business, results of operation, or financial condition of the representing party and its subsidiaries taken as a whole.

     The representations and warranties in the consolidation agreement are complicated and not easily summarized. You are urged to carefully read the sections of the consolidation agreement entitled "Representations and Warranties of PICM" starting on page 12 of Appendix A and "Representations and Warranties of MAI" starting on page 27 of Appendix A. The Disclosure Schedule that each of us prepared in support of our respective representations and warranties is not included as part of Appendix A.
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CONDUCT OF BUSINESS BEFORE COMPLETION OF THE CONSOLIDATION

     We have agreed that until the completion of the consolidation, we will conduct our businesses in the ordinary and usual course in a manner consistent with past practices, and use our reasonable efforts to preserve intact our current business organizations, keep available the services of our key officers and employees and preserve current business relationships. Without limiting the foregoing, and without the prior written consent of the other party, the consolidation agreement generally limits our ability to:

     - incur additional indebtedness or guarantee the indebtedness of others, except in the ordinary course of business, consistent with past practice;

     - adjust, split, combine or reclassify our shares or issue additional shares, except that additional shares may be issued for currently existing and outstanding stock options;

     - pay any dividends, other than dividends from subsidiaries;

     - redeem, purchase, or otherwise acquire shares of our common stock or investments convertible into our common stock, except that each of us may repurchase shares of our common stock in accordance with SEC rules and regulations, which, among other things, prohibits Medical Assurance from purchasing its stock during the period that its market value will be established in the determination of the exchange ratio;

     - grant stock options or appreciation rights to any person or entity, except that we are permitted to grant options under our existing employee and director plans, subject to some restrictions;

     - dispose of or encumber any of our respective properties or assets, except in the ordinary course of business consistent with past practice or in accordance with existing contracts or agreements;

     - cancel, release, or assign any existing debts payable to us by third parties, except in the ordinary course, consistent with past practice;

     - acquire the shares or assets of another business entity, except in the ordinary course, consistent with past practice;

     - terminate or change, in any material respect, existing contracts, other than in the ordinary course of business consistent with past practice;

     - amend in any material respect compensation and employee benefit arrangements, except as required by law or the agreement;

     - settle any claim, action or proceeding involving money damages, except in the ordinary course of business, consistent with past practice;

     - amend our articles of incorporation, certificate of incorporation, or by-laws;

     - materially change our investment securities portfolio, except as done in accordance with our investment guidelines and prior consultation with the other party; or

     - take actions that would result in the material inaccuracy of our respective representations and warranties or the conditions to our obligations not being satisfied.

     Each of us has also agreed to use our best efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on us or our subsidiaries in order to complete the consolidation, and to obtain, and to cooperate with each other in order to obtain, any consent, authorization, order or approval of, or any exemption by, any governmental entity or authority and any other third party which is required to be obtained by either of us or any of our subsidiaries in connection with the consolidation.

     We have also agreed to use our best efforts to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings, and to obtain and to cooperate in obtaining permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable

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

to complete the consolidation and to comply with the terms and conditions of all such permits, consents, approvals and authorizations. Each of us has also agreed to furnish upon request to the other all information concerning us and our subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with the consolidation. We have also reached certain agreements with respect to directors' and officers' indemnification and insurance.

     Each of us has further agreed to give the other access to all of our properties, books, contracts, commitments and records and to furnish information concerning our businesses, properties and personnel, subject to the restrictions and for the purposes set forth in the consolidation agreement.

CONDITIONS TO THE COMPLETION OF THE CONSOLIDATION

     Conditions to Each Party's Obligation to Effect the Consolidation. The consolidation agreement contains conditions to our obligation to complete the consolidation. Neither one of us will be obligated to complete the consolidation unless:

     - the shareholders of Medical Assurance and Professionals Group have approved the consolidation agreement by the requisite affirmative votes, as described in this joint proxy statement/prospectus;

     - no order, injunction, or decree prohibiting consummation of the consolidation is in effect;

     - any waiting period under the Hart-Scott-Rodino Act has expired or been terminated early;

     - we have obtained necessary approvals of the consolidation from the Alabama Insurance Commissioner, the Illinois Insurance Department, the Indiana Insurance Commissioner, the Michigan Insurance Commissioner, the West Virginia Insurance Commissioner, and other appropriate state regulatory departments;

     - the registration statement relating to ProAssurance stock described in this joint proxy statement/ prospectus is effective, and no stop order suspending effectiveness is in effect;

     - any state securities or "blue sky" approvals required in connection with the consolidation have been received;

     - the shares of ProAssurance common stock issuable in the consolidation have been authorized for trading and reporting on the New York Stock Exchange;

     - we have received a written opinion from Ernst & Young LLP regarding the consolidation substantially to the effect that (1) Medical Assurance shareholders will not recognize any gain or loss as a result of the consolidation, (2) Professionals Group shareholders electing to receive ProAssurance stock and cash will recognize gain under Section 351(b) of the Internal Revenue Code, but in an amount not in excess of the lesser of the gain realized or the amount of cash received, (3) Professionals Group shareholders electing to receive all cash will recognize gain or loss measured by the difference between the amount of cash received and the adjusted basis of the Professionals Group stock surrendered, and (4) neither ProAssurance, Medical Assurance nor Professionals Group nor any of their subsidiaries will recognize gain or loss as a result of the consolidation; and

     - ProAssurance and each of the transitory acquisition subsidiaries has been formed and is authorized to transact business in its state of domicile.

     Neither of us will waive compliance with these conditions in spite of the fact that the consolidation agreement allows us to waive any of the conditions to the consolidation.

     Conditions to the Obligation of Medical Assurance to Complete the Consolidation. The obligation of Medical Assurance to complete the consolidation is subject to the fulfillment of the following additional conditions:

     - the representations and warranties made by Professionals Group in the consolidation agreement must be true and correct on the date that the consolidation is completed;
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

     - Professionals Group must have materially performed all obligations required to be performed by it before the closing;

     - there must have been no material adverse change in the financial condition, operations, assets, or business prospects of Professionals Group and its subsidiaries, taken as a whole; and there must also have been no event or circumstance which has, or is likely to have, a materially adverse effect on the ability of Professionals Group or its subsidiaries to conduct their respective businesses as presently conducted;

     - Medical Assurance must have received a favorable opinion from First Union Securities, Inc. or another recognized investment banking firm that the consolidation is fair to Medical Assurance shareholders from a financial point of view and such opinion must not have been withdrawn prior to completion of the consolidation; and

     - Professionals Group and its insurance subsidiaries must not be rated lower than A- by the A.M. Best Rating Agency, and must not have received notice from A.M. Best of its intention to lower the rating of ProAssurance, the Professionals Group insurance subsidiaries or the Medical Assurance insurance subsidiaries below A- after giving effect to the consolidation.

     In the absence of a resolicitation of proxies from the Medical Assurance shareholders, Medical Assurance will not waive any of these conditions if the waiver would result in a material change in the information included in this joint proxy statement/prospectus or the information incorporated herein by reference. Medical Assurance will consider the waiver of either the condition relating to the delivery of a fairness opinion from First Union Securities or another investment banking firm or the condition relating to the A- or better rating from A. M. Best Rating Agency to result in a material change in the information in this joint proxy statement/prospectus.

     Conditions to the Obligation of Professionals Group to Complete the Consolidation. The obligation of Professionals Group to complete the consolidation is subject to the fulfillment of the following conditions:

     - the representations and warranties made by Medical Assurance in the consolidation agreement must be true and correct on the date that the consolidation is completed;

     - Medical Assurance must have materially performed all obligations required to be performed by it before the closing;

     - there must have been no material adverse change in the financial condition, operations, assets, or business prospects of Medical Assurance and its subsidiaries, taken as a whole; and there must also have been no event or circumstance which has, or is likely to have, a materially adverse effect on the ability of Medical Assurance or its subsidiaries to conduct their respective businesses as presently conducted;

     - Professionals Group must have received a favorable opinion from Cochran, Caronia & Co. or another recognized investment banking that the consolidation is fair to Professionals Group shareholders from a financial point of view and such opinion must not have been withdrawn prior to completion of the consolidation; and

     - Medical Assurance and its insurance subsidiaries must not be rated lower than A- by the A.M. Best Rating Agency, and must not have received notice from A.M. Best of its intention to lower the rating of ProAssurance, the Professionals Group insurance subsidiaries or the Medical Assurance insurance subsidiaries below A- after giving effect to the consolidation.

     In the absence of a resolicitation of proxies from the Professionals Group shareholders, Professionals Group will not waive any of these conditions if the waiver would result in a material change in the information included in this joint proxy statement/prospectus or the information incorporated herein by reference. Professionals Group will consider the waiver of either the condition relating to the delivery of a fairness opinion from Cochran, Coronia & Co. or other investment banking firm or the condition relating

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

to the A- or better rating from A. M. Best Rating Agency to result in a material change in the information in this joint proxy statement/prospectus.

     When the consolidation is completed, all representations and warranties of Medical Assurance and Professionals Group will expire and terminate.

NO SOLICITATION OF TRANSACTIONS

     We have agreed that neither we nor our representatives will, directly or indirectly, initiate, entertain, solicit, encourage, engage in, or participate in, negotiations with any person concerning any acquisition proposal, other than the consolidation.

     However, either of us may, without breaching the consolidation agreement, respond to any unsolicited acquisition proposal if our board of directors determines in good faith that a response to the acquisition proposal is appropriate in furtherance of the best interests of our shareholders. In response to the acquisition proposal, either of us may furnish information to any person pursuant to a customary confidentiality agreement and participate in discussions regarding the proposal. We may also approve and recommend the proposal to our shareholders.

     We will promptly inform each other of any serious, bona fide inquiry either of us receives with respect to any acquisition proposal and we will keep each other informed of the status of any discussions or negotiations concerning the acquisition proposal.

     As to each party, "acquisition proposal" is any transaction, other than the consolidation, involving any of the following:

     - any merger or other business combination involving that party or any of its subsidiaries;

     - any proposal to acquire the right to vote 10% or more of the common stock of that party;

     - any acquisition of 10% or more of the assets of that party, other than in the ordinary course of business; or

     - any acquisition of more than 10% of the outstanding common stock of that party.

TERMINATION

     We may terminate the consolidation agreement at any time before the date the consolidation becomes effective in any of the following circumstances:

     - by our mutual written consent;

     - by either party if it becomes certain, for all practical purposes, that the other party cannot satisfy its requirements to effect the consolidation and the terminating party's default has not caused such failure;

     - by either party if the consolidation is not completed by January 31, 2001; however, this right to terminate is not available to any party whose breach of the consolidation agreement was the cause of the failure of the consolidation to occur by this date;

     - by either party if the other party authorizes, recommends, publicly proposes, or publicly announces an intention to authorize, recommend or propose an acquisition proposal, or if the other party enters an agreement with another party to effect an acquisition proposal, or fails to publicly oppose a tender offer or exchange offer by another person based on an acquisition proposal; or

     - by either party if such party enters an agreement with any person to effect an acquisition proposal or fails to publicly oppose a tender offer or exchange offer by another person based on the acquisition proposal upon the payment by the terminating party of a termination fee to the other party.

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

TERMINATION FEES

     Medical Assurance. Medical Assurance must pay Professionals Group an expense allowance of $2,400,000 if any of the following conditions occur:

     - Medical Assurance or Professionals Group refuses or is unable to complete the consolidation because all approvals of governmental authorities have not been obtained due to Medical Assurance's fault;

     - Medical Assurance or Professionals Group refuses or is unable to complete the consolidation because the parties have not received a favorable tax opinion regarding the consolidation due to Medical Assurance's fault;

     - Medical Assurance or Professionals Group refuses or is unable to complete the consolidation because the Medical Assurance shareholders failed to approve the consolidation;

     - Professionals Group refuses or is unable to complete the consolidation because Medical Assurance breached its representations, warranties, or obligations under the consolidation agreement;

     - Professionals Group refuses or is unable to complete the consolidation because Medical Assurance has suffered a material adverse change in its businesses, assets, properties, operations or financial condition, or there has been an event or circumstance which has, or is likely to have a materially adverse effect on the ability of Medical Assurance or its subsidiaries to conduct their respective businesses as presently conducted;

     - Professionals Group elects to terminate the consolidation agreement after Medical Assurance informs Professionals Group of either an event that would be likely to cause Medical Assurance's representations or warranties in the consolidation agreement to be untrue or incorrect in any material respect, or any failure on Medical Assurance's part or on the part of any of its officers, directors, employees, representatives or agents to comply with or satisfy, in any material respect, any covenant, condition, or agreement in the consolidation agreement;

     - Professionals Group elects to terminate the consolidation agreement after Medical Assurance authorizes, recommends, publicly proposes, or publicly announces an intention to authorize, recommend or propose an acquisition proposal, or enters an agreement with another party to effect an acquisition proposal, or fails to publicly oppose a tender offer or exchange offer by another person based on the acquisition proposal; or

     - Medical Assurance elects to terminate the consolidation agreement after it enters an agreement with any person to effect an acquisition proposal or fails to publicly oppose a tender offer or exchange offer by another person based on an acquisition proposal.

     In addition, Medical Assurance will pay Professionals Group liquidated damages of $7,500,000 if any of the following events occur:

     - Medical Assurance enters an agreement with any person to effect an acquisition proposal or fails to publicly oppose a tender offer or exchange offer by another person based on an acquisition proposal;

     - Professionals Group elects to terminate the consolidation agreement after Medical Assurance authorizes, recommends, publicly proposes, or publicly announces an intention to authorize, recommend or propose an acquisition proposal, or enters an agreement with another party to effect an acquisition proposal, or fails to publicly oppose a tender offer or exchange offer by another person based on an acquisition proposal; or

     - Medical Assurance fails to call and hold the special meeting of its shareholders to vote on the proposed consolidation.

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

     Professionals Group. Professionals Group must pay Medical Assurance an expense allowance of $2,400,000 if any of the following conditions occur:

     - Medical Assurance or Professionals Group refuses or is unable to complete the consolidation because all approvals of governmental authorities have not been obtained due to Professionals Group's fault;

     - Medical Assurance or Professionals Group refuses or is unable to complete the consolidation because the parties have not received a favorable tax opinion regarding the consolidation due to Professionals Group's fault;

     - Medical Assurance or Professionals Group refuses or is unable to complete the consolidation because the Professionals Group shareholders failed to approve the consolidation;

     - Medical Assurance refuses or is unable to complete the consolidation because Professionals Group breached its representations, warranties, or obligations under the consolidation agreement;

     - Medical Assurance refuses or is unable to complete the consolidation because Professionals Group has suffered a material adverse change in its businesses, assets, properties, operations or financial condition, or there has been an event or circumstance which has, or is likely to have a materially adverse effect on the ability of Professionals Group or its subsidiaries to conduct their respective businesses as presently conducted;

     - Medical Assurance elects to terminate the consolidation agreement after Professionals Group informs Medical Assurance of either an event that would be likely to cause Professionals Group's representations or warranties in the consolidation agreement to be untrue or incorrect, in any material respect, or any failure on Professionals Group's part or on the part of any of its officers, directors, employees, representatives or agents to comply with or satisfy, in any material respect, any covenant, condition, or agreement in the consolidation agreement;

     - Medical Assurance elects to terminate the consolidation agreement after Professionals Group authorizes, recommends, publicly proposes, or publicly announces an intention to authorize, recommend or propose an acquisition proposal, or enters an agreement with another party to effect an acquisition proposal, or fails to publicly oppose a tender offer or exchange offer by another person based on the acquisition proposal; or

     - Professionals Group elects to terminate the consolidation agreement after it enters an agreement with any person to effect an acquisition proposal or fails to publicly oppose a tender offer or exchange offer by another person based on an acquisition proposal.

     In addition, Professionals Group will pay Medical Assurance liquidated damages of $7,500,000 if any of the following events occur:

     - Professionals Group enters an agreement with any person to effect an acquisition proposal or fails to publicly oppose a tender offer or exchange offer by another person based on an acquisition proposal;

     - Medical Assurance elects to terminate the consolidation agreement after Professionals Group authorizes, recommends, publicly proposes, or publicly announces an intention to authorize, recommend or propose an acquisition proposal, or enters an agreement with another party to effect an acquisition proposal, or fails to publicly oppose a tender offer or exchange offer by another person based on an acquisition proposal; or

     - Professionals Group fails to call and hold the special meeting of its shareholders to vote on the proposed consolidation.

EXTENSION, WAIVER AND AMENDMENT OF THE CONSOLIDATION AGREEMENT

     At any time prior to completion of the consolidation, by action taken or authorized by our directors, each of us may, to the extent legally allowed, extend the time for the performance of any of the

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

obligations or other acts of the other, waive any inaccuracies in the representations and warranties contained in the consolidation agreement or in any document delivered pursuant thereto, and waive compliance with any of the terms of the consolidation agreement.

     The consolidation agreement may be amended, whether before or after any shareholder approval, by action taken or authorized by our directors. However, once the consolidation agreement has been approved by the shareholders of either of us, no such amendment may change the amount or form of the consideration to be delivered to our shareholders without their approval.

ADDITIONAL AGREEMENTS

     Confidentiality, Access to Information. We have each agreed to provide to the officers, employees, accountants, and other representatives of the other party access to our properties, books, contracts, commitments, and records during the period between the date of the consolidation agreement and the completion of the consolidation. We have agreed to keep confidential all non-public information we receive from the other party and to use such information only in connection with transactions under the consolidation agreement.

     Best Efforts. We have agreed to use our best efforts to take all actions necessary, proper or advisable to complete the consolidation and any transactions contemplated by the consolidation agreement, including:

     - taking all acts to comply with all legal requirements associated with the consolidation; and

     - obtaining all necessary consents, authorizations, orders, or approvals from governmental entities and other third parties.

     Listing on the New York Stock Exchange. Medical Assurance has agreed to cause the shares of ProAssurance common stock to be listed on the New York Stock Exchange subject to official notice of issuance. It is a condition to the completion of the consolidation that the shares of ProAssurance be approved for trading and reporting on the New York Stock Exchange subject to official notice of issuance.

     Employee Benefit Plans. Following the completion of the consolidation, ProAssurance will honor in accordance with their terms all incentive, deferred compensation, stock option, stock appreciation right, severance pay, retirement, group or individual health insurance, welfare or similar plans or arrangements of Medical Assurance or Professionals Group and all provisions for vested benefits or other vested amounts earned or accrued under such plans.

     The existing employee benefit plans of Medical Assurance and Professionals Group will not be terminated by reason of the consolidation but will continue as separate plans for the employees of each of Medical Assurance and Professionals Group and their respective subsidiaries until such time as the plans are integrated into or replaced by new employee benefit plans adopted by ProAssurance. The new employee benefit plans will treat similarly situated employees on a substantially equivalent basis, provide full credit for prior service with Medical Assurance or Professionals Group for purposes of vesting and participation eligibility, and co-payments and deductibles, and waiver of all waiting period and pre-existing condition exclusions and penalties.

     Notice of Change. We have agreed to give each other prompt notice of any event which causes our representations or warranties in the consolidation agreement to be untrue or incorrect in any material respect prior to the completion of the consolidation. We have also agreed to give each other prompt notice of any failure by either of us to comply with or satisfy in any material respect any covenant, condition or agreement under the consolidation agreement.

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     Indemnification and Insurance.  Medical Assurance, Professionals Group, and
ProAssurance have agreed to jointly and severally indemnify all persons serving or having served as directors or officers of Medical Assurance or Professionals Group prior to the completion of the consolidation. These directors and officers will be indemnified from any threatened or actual claim, action, suit, proceeding, or investigation against them arising in whole or in part out of, or pertaining to:

     - the fact that he or she is or was a director or officer of Medical Assurance, Professionals Group, or ProAssurance; or

     - the consolidation agreement or any transactions contemplated by the consolidation agreement or the reciprocal stock options.

     For a period of three years after the consolidation, ProAssurance must use its best efforts to maintain in effect directors' and officers' liability insurance covering those persons who are currently covered by Professionals Group's directors' and officers' liability insurance policy. The coverage will be in an amount and scope at least as favorable as that applicable to Professionals Group's current directors and officers, provided, however, that in no event will ProAssurance be required to pay more than 300% of the current amount expended by Professionals Group for the insurance. If the cost of such coverage exceeds 300% of the current amount expended by Professionals Group, then ProAssurance will provide as much comparable insurance as is available for 300% of the current amount expended by Professionals Group.

     MEEMIC Holdings. As of June 22, 2000, the date of the consolidation agreement, Professionals Group owned approximately 77.3% of MEEMIC Holdings, Inc., a publicly traded company that provides private passenger automobile and homeowner's insurance primarily to educational employees and other Michigan residents. After the consolidation, MEEMIC Holdings will operate as an indirect subsidiary of ProAssurance. In the consolidation agreement, Medical Assurance, Professionals Group, and ProAssurance agreed to use their cooperative efforts to acquire more than 80% and up to 100% of the outstanding voting stock of MEEMIC Holdings in order for MEEMIC Holdings to become a consolidated subsidiary of ProAssurance for federal tax purposes. As of the date of this joint proxy statement/prospectus, Professionals Group owned approximately 84% of MEEMIC Holdings.

     For a period of five years after the completion of the consolidation, ProAssurance may not sell or otherwise dispose of the common stock or business of MEEMIC Holdings, unless a special committee of ProAssurance's board of directors has approved the sale or disposition. The special committee will consist of three directors of ProAssurance, two of which must be non-management directors nominated by Professionals Group in accordance with ProAssurance's by-laws.

                      SUMMARY OF RECIPROCAL STOCK OPTIONS

     The following discussion describes the material aspects of the stock options that Medical Assurance and Professionals Group granted each other in connection with the consolidation. Because this discussion is a summary, it may not contain all of the information that is important to you. To understand the stock options fully, and for a more complete description of the legal terms of the stock options, you should read carefully this entire summary and the documents we have referred you to. The stock options are exhibits to the registration statement, and the following discussion is qualified in its entirety by reference to the stock options. See "Where You Can Find More Information."

GENERAL

     In connection with the consolidation, Medical Assurance granted Professionals Group an option to acquire up to 1,146,838 shares of Medical Assurance common stock, at a price of $14.26 per share, and Professionals Group granted Medical Assurance an option to acquire up to 437,320 shares of Professionals Group stock, at a price of $26.00 per share. The number of shares and the purchase price are subject to adjustment as described in the applicable stock option agreement. The per share price for the Medical Assurance common stock is based on the estimated book value of a share of such stock. The per share price of the Professionals Group common stock is based on the cash consideration to be paid under the
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proposed consolidation. See "Background of the Consolidation" on page 32 for a discussion of the basis upon which the exchange ratio for the consolidation was determined and the option prices were established.

     Each stock option is exercisable only upon the occurrence of certain events, all as set forth in the applicable stock option agreement. These events are generally business combination or acquisition transactions relating to Medical Assurance and Professionals Group and certain related activities, other than the consolidation. As of the date of this joint proxy statement/prospectus, we do not know of any event that has occurred that would permit either Medical Assurance or Professionals Group to exercise the stock option granted to it.

     The stock options are intended to increase the likelihood that the consolidation will be completed. Some of the aspects of the stock options may have the effect of discouraging persons who might now or at any time be interested in acquiring all or a significant interest in Medical Assurance or Professionals Group before completion of the consolidation even if such person were prepared to pay a higher price per share for Medical Assurance common stock or Professionals Group common stock than the price per share for Medical Assurance common stock or Professionals Group common stock, as applicable, implicit in the consolidation. If one of our companies acquires shares of the other company's common stock pursuant to the stock option granted to it, then it would vote those shares in the election of the other company's directors and in other matters requiring a vote of the other company's shareholders, thereby potentially having a material impact on the outcome of such matters.

EXERCISABILITY

     Each of the stock options may be exercised, in whole or part, and from time to time, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) has occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided written notice of such exercise is sent within six months following the Subsequent Triggering Event, or such later period as is provided in the applicable stock option agreement.

     Under each of the stock options, an Initial Triggering Event is generally described as any one of the following events or transactions:

     - the party that granted the stock option enters an agreement to engage in an acquisition transaction or recommends that its shareholders approve or accept any acquisition transaction other than the consolidation. An "acquisition transaction" is generally: (1) a merger or consolidation, or any similar transaction, (2) a purchase, lease or other acquisition of all or any substantial part of the other party's assets, or (3) a purchase or other acquisition of securities representing 10% or more of the voting power of the party that granted the stock option, or any significant subsidiary;

     - any person acquires beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of the party that granted the stock option;

     - the shareholders of the party that granted the stock option fail to approve the consolidation agreement at a meeting of such shareholders, or such a meeting is not held or is cancelled prior to termination of the consolidation agreement if, prior to the meeting it shall have been publicly announced that another person has made, or publicly disclosed an intention to make, a proposal to engage in an acquisition transaction with the party that issued the stock option;

     - the board of directors of the party that issued the stock option withdraws or modifies its recommendation that its shareholders approve the consolidation;

     - the party that issued the stock option authorizes, recommends, or proposes an agreement to engage in an acquisition transaction;

     - a third party makes a publicly announced proposal to the party that issued the stock option or its shareholders to engage in an acquisition transaction;

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     - a third party files with the SEC a registration statement, tender offer materials, or proxy statement with respect to a potential exchange or tender offer that would constitute an acquisition transaction with the party that issued the stock option;

     - the party that issued the stock option willfully breaches any covenant or obligation contained in the consolidation agreement in anticipation of engaging in an acquisition transaction, and following such breach the option holder is entitled to terminate the consolidation agreement; or

     - a third party files an application or notice with a state insurance regulatory authority pertaining to an acquisition transaction.

     Under each of the stock options, Subsequent Triggering Event is generally described as any of the following events or transactions:

     - any person's acquisition of beneficial ownership of 10% or more of the common stock of the party that issued the stock option; or

     - the occurrence of the Initial Triggering Event described in the first bullet point of the description of Initial Triggering Event.

     Under each of the stock options, each of the following events is generally described as an Exercise Termination Event:

     - the completion of the consolidation;

     - termination of the consolidation agreement if termination occurs prior to the occurrence of an Initial Triggering Event;

     - the passage of twelve months, or such longer period as is provided in the applicable stock option agreement, after the consolidation agreement is terminated due to the occurrence of an Initial Triggering Event;

     - the termination of the consolidation agreement if an Initial Triggering Event has occurred with respect to the party holding the option; and

     - the date on which the stock option granted to the other party becomes exercisable.

TERMINATION

     Generally, the stock options terminate upon the occurrence of an Exercise Termination Event.

REGISTRATION RIGHTS

     Each stock option grants registration rights with respect to the shares of stock options that are the subject of that stock option, including the right to demand that the shares be registered under the Securities Act of 1933. However, the option holder may only make one such demand.

TOTAL PROFIT LIMITATION

     In no event shall a party's total profit with respect to the stock option granted to it exceed $4.5 million. The term total profit is generally defined as either (1) the amount (before taxes) by which the sale price of the shares purchased pursuant to the stock option exceeds the option price for such shares, or (2) the amount (before taxes) by which the market price of the shares to be purchased pursuant to the stock option as of the proposed exercise date exceeds the option price for the shares to be purchased. If the total profit exceeds $4.5 million, the buyer or proposed buyer of the option shares is required to do any one or more of the following at its election: (A) reduce the number of shares to be purchased pursuant to the stock option; (B) deliver shares previously purchased under the stock option to the party that issued the stock option; or (C) pay cash to the seller of the option shares.

ANTI-DILUTION ADJUSTMENTS

     In the event of any change in the issued and outstanding shares of Medical Assurance or Professionals Group by reason of stock dividends, split-ups, recapitalization, rights plan, merger or other change in capital structure, the number of shares subject to the stock option granted by such company will be adjusted appropriately so as to fully preserve the economic benefit of the stock option.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     We are providing the following unaudited pro forma condensed consolidated financial statements to aid you in your analysis of the financial aspects of the proposed consolidation. The unaudited pro forma condensed consolidated balance sheet gives effect to the proposed consolidation transaction as if it had occurred on December 31, 2000. The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2000 gives effect to the corporate reorganization of Medical Assurance into ProAssurance, treated in a manner similar to a pooling of interests, and to the consolidation of Professionals Group and ProAssurance, treated as a purchase transaction, as if the transactions had occurred January 1, 2000 (See "Accounting Treatment" on page 55 of this joint proxy statement/ prospectus). The statements include pro forma adjustments as described in the notes accompanying the financial statements.

     We derived this information from the audited consolidated financial statements of Medical Assurance and Professionals Group for the year ended December 31, 2000. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited historical financial statements and related notes of ProAssurance Corporation, which are included in this joint proxy statement/prospectus, and in conjunction with the audited historical statements of Medical Assurance, Professionals Group and MEEMIC Holdings, which are incorporated by reference in this joint proxy statement/prospectus.

     The unaudited pro forma consolidated financial information is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that would have actually occurred if the consolidation had been in effect on the dates indicated, nor is it indicative of the future operating results or financial position of the consolidated company. The pro forma adjustments are based on the information and assumptions available at the time of the printing of this joint proxy statement/ prospectus.

                            PROASSURANCE CORPORATION

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)
                               DECEMBER 31, 2000

                                                 MEDICAL     PROFESSIONALS
                                                ASSURANCE        GROUP        PRO FORMA
                                                HISTORICAL    HISTORICAL     ADJUSTMENTS      PRO FORMA
                                                ----------   -------------   -----------      ----------
                                                 ASSETS
Investments:
  Fixed maturities available for sale, at fair
    value.....................................  $  603,497    $  683,298      $(122,000)(A)   $1,164,795
  Equity securities available for sale, at
    fair value................................      80,872         4,935             --           85,807
  Real estate, net............................      11,237         2,300             --           13,537
  Short-term investments......................     100,920        90,408             --          191,328
                                                ----------    ----------      ---------       ----------
         Total investments....................     796,526       780,941       (122,000)       1,455,467
Cash and cash equivalents.....................       8,550        24,737             --           33,287
Premiums receivable...........................      54,405        38,942             --           93,347
Receivable from reinsurers....................     166,202       195,559             --          361,761
Prepaid reinsurance premiums..................       2,704         7,394             --           10,098
Deferred taxes................................      30,757        49,690            (86)(C)       80,361
Other assets..................................      63,692        39,490         (4,023)(C)       98,486
                                                                                   (673)(B)
                                                ----------    ----------      ---------       ----------
         Total assets.........................  $1,122,836    $1,136,753      $(126,782)      $2,132,807
                                                ==========    ==========      =========       ==========
                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Policy liabilities and accruals:
    Reserve for losses and loss adjustment
       expenses...............................  $  659,659    $  711,187      $      --       $1,370,846
    Unearned premiums.........................      78,495        93,825             --          172,320
    Reinsurance premiums payable..............      27,249            --             --           27,249
                                                ----------    ----------      ---------       ----------
  Total policy liabilities....................     765,403       805,012             --        1,570,415
  Long-term debt..............................          --        14,500         91,761(A)       106,261
  Excess of net assets acquired over cost.....          --        16,650        (16,650)(D)           --
  Other liabilities...........................      12,266        39,381             --           51,647
                                                ----------    ----------      ---------       ----------
         Total liabilities....................     777,669       875,543         75,111        1,728,323
Commitments and contingencies.................          --            --             --               --
Minority interest.............................          --        17,634             --           17,634
Stockholders' equity:
  Common stock................................      25,107         8,851             27(E)           254
                                                                                 (8,851)(F)
                                                                                (24,880)(G)
  Additional paid-in-capital..................     231,988        43,864         38,656(E)       251,193
                                                                                  3,000(H)
                                                                                (43,864)(F)
                                                                                (22,451)(G)
  Accumulated other comprehensive (loss)
    income....................................        (854)        6,194         (6,194)(F)         (854)
  Retained earnings...........................     136,257       184,667       (184,667)(F)      136,257
                                                ----------    ----------      ---------       ----------
                                                   392,498       243,576       (249,224)         386,850
  Less treasury stock, at cost................     (47,331)           --         47,331(G)            --
                                                ----------    ----------      ---------       ----------
         Total stockholders' equity...........     345,167       243,576       (201,893)         386,850
                                                ----------    ----------      ---------       ----------
         Total liabilities and stockholders'
            equity............................  $1,122,836    $1,136,753      $(126,782)      $2,132,807
                                                ==========    ==========      =========       ==========

                            PROASSURANCE CORPORATION

          UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                          YEAR ENDED DECEMBER 31, 2000
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                   MEDICAL     PROFESSIONALS
                                                  ASSURANCE        GROUP        PRO FORMA
                                                  HISTORICAL    HISTORICAL     ADJUSTMENTS     PRO FORMA
                                                  ----------   -------------   -----------     ---------
Revenues:
  Net premiums earned...........................   $177,596      $226,390       $     --       $403,986
  Net investment income.........................     41,450        46,232         (6,851)(I)     80,403
                                                                                    (428)(J)
  Other income..................................      3,543           803             --          4,346
                                                   --------      --------       --------       --------
          Total revenues........................    222,589       273,425         (7,279)       488,735
Expenses:
  Net losses and loss adjustment expenses.......    155,710       213,628             --        369,338
  Underwriting, acquisition and insurance
     expenses...................................     38,579        48,446           (582)(K)     88,402
                                                                                   1,959(L)
  Interest expense..............................         --         1,104          6,941(M)       8,045
                                                   --------      --------       --------       --------
          Total expenses........................    194,289       263,178          8,318        465,785
                                                   --------      --------       --------       --------
Income before income taxes and minority
  interest......................................     28,300        10,247        (15,597)        22,950
Income taxes....................................      4,000        (5,121)        (3,796)(N)     (4,917)
                                                   --------      --------       --------       --------
Income before minority interest.................     24,300        15,368        (11,801)        27,867
Minority interest...............................         --        (3,669)            --         (3,669)
                                                   --------      --------       --------       --------
Net income......................................   $ 24,300      $ 11,699       $(11,801)      $ 24,198
                                                   ========      ========       ========       ========
Earnings per share:
  Net income -- basic...........................   $   1.04      $   1.32                      $   0.93
                                                   ========      ========                      ========
  Net income -- diluted.........................   $   1.04      $   1.27                      $   0.92
                                                   ========      ========                      ========
Weighted average shares outstanding:
  Basic.........................................     23,291         8,894                        25,973
                                                   ========      ========                      ========
  Diluted.......................................     23,291         8,986                        25,977
                                                   ========      ========                      ========

                            PROASSURANCE CORPORATION

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

NOTE 1.  BASIS OF PRESENTATION

     The Unaudited Pro Forma Condensed Consolidated Balance Sheet and Pro Forma Unaudited Condensed Consolidated Income Statement give effect to the consolidation of Medical Assurance and Professionals Group into a newly formed holding company, ProAssurance Corporation. The corporate reorganization of Medical Assurance into ProAssurance will be treated similar to a pooling of interests whereby the historical basis of Medical Assurance will be carried over as the basis for ProAssurance. The consolidation of Professionals Group into ProAssurance will be treated as a purchase transaction.

     The agreement to consolidate provides that upon completion of the transaction:

     - each share of Medical Assurance common stock will be converted into one share of ProAssurance common stock; and

     - each share of Professionals Group common stock will be converted into the right to receive either shares of ProAssurance common stock initially priced at $14.00 and $12.00 in cash, as adjusted, or $26.00 in cash, as adjusted. The per share cash payment to Professionals Group stockholders will be adjusted for certain changes in the aggregate market value of Professionals Group's consolidated investment portfolio assets between December 31, 1999 and the end of the second to last month prior to the completion of the consolidation. The agreement specifies that the number of ProAssurance common shares issued in the transaction will be calculated by dividing $14.00 by the average sales price of Medical Assurance common stock during the twenty trading day period ending with the day of the related Professionals Group shareholder meeting (the exchange ratio).

     The pro forma consolidated financial statements shown assume that 72.2% of Professionals Group stockholders choose an all cash exchange and that 27.8% choose to receive both cash and ProAssurance shares. This election assumption is derived from the pro forma financial impact analysis prepared by Medical Assurance's financial advisors, First Union Securities, Inc., as discussed in the section of this document titled "The Consolidation", subsection "Opinion of Medical Assurance's Financial Advisor -- Pro Forma Financial Impact", and was based on First Union's analysis of information relating to the stockholders and trading of Professionals Group stock. The pro forma consolidated financial statements assume an exchange ratio of 1.08 shares of ProAssurance stock for one share of Professionals Group stock. The exchange ratio was estimated for pro forma purposes using $13.00, which is the rounded average closing price of Medical Assurance stock during the twenty trading day period ended April 20, 2001.

     In accordance with GAAP, ProAssurance shares issued in the transaction will be valued based on the market prices of Medical Assurance stock a few days before and after the measurement date of the transaction, excluding days after the effective date of the transaction. The measurement date is anticipated to be the day of the related Professionals Group shareholder meeting, which is the first date on which the number of ProAssurance shares to be issued in the transaction and the amount of other consideration becomes fixed without subsequent revision. For pro forma purposes, the value of the ProAssurance shares used to determine the purchase price is assumed to be $14.50, which is the rounded average Medical Assurance closing market price for a few days prior to and including April 20, 2001, the assumed measurement date.

     The fair values of Professionals Group's reserves for losses and loss adjustment expenses and related reinsurance recoverables were estimated based on the present value of the expected underlying cash flows of the loss reserves and reinsurance recoverables, and include a risk premium and a profit margin. In determining the fair value estimate, management discounted Professionals Group's historical GAAP undiscounted net loss reserves to present value assuming a 5% discount rate, which approximates the current U.S. Treasury rate. The discounting pattern was actuarially developed from Professionals Group's historical loss data. An expected profit margin of 5% was applied to the discounted loss reserves, which is

                            PROASSURANCE CORPORATION

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

consistent with management's understanding of the returns anticipated by the reinsurance market (the reinsurance market representing a willing party in the purchase of loss reserves). Additionally, for the medical malpractice loss reserves of Professionals Group, an estimated risk premium of 5% was applied to the discounted reserves which is deemed to be reasonable and consistent with expectations in the marketplace given the long-tail nature and the related high degree of uncertainty of such reserves. For the personal lines loss reserves (homeowners and automobile) of Professionals Group, an estimated risk premium of 2% was applied to discounted loss reserves as such reserves develop over a much shorter period of time and, generally, are less volatile than medical malpractice reserves.

     Described below is the pro forma estimate of the total purchase price of the transaction as well as the adjustments to allocate the purchase price based on preliminary estimates of the fair value of the assets and liabilities of Professionals Group.

              (AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

Calculation of Purchase Price:
Professionals Group outstanding common shares, adjusted (see
  Note O below).............................................     8,957
Estimated consideration payable per Professional's Group
  common share..............................................  $  27.40
                                                              --------
Total consideration for Professionals Group common shares...   245,422(O)
Consideration to be paid in ProAssurance common shares
  assuming 27.8% of Professionals Group shareholders elect
  to receive stock and cash.................................   (34,861)
                                                              --------
Total cash consideration to be paid to Professionals Group
  shareholders..............................................   210,561
ProAssurance common shares to be issued to Professionals
  Group shareholders, assuming an exchange ratio of 1.08 and
  a value per ProAssurance common share of $14.50...........    38,883
Total consideration for Professionals Group common stock
  options...................................................     3,000(H)
Acquisition costs...........................................     3,000(P)
                                                              --------
Total purchase price........................................  $255,444
                                                              ========
Allocation of Purchase Price:
Professionals Group net assets..............................  $243,576
Elimination of Professionals Group intangibles:
  Excess of fair value of assets acquired over cost.........    16,650(D)
  Other intangibles, primarily goodwill, and related
     deferred taxes.........................................    (4,109)(C)
Adjustment to carrying value of Professionals Group
  property, plant and equipment.............................      (673)(B)(C)
                                                              --------
Total purchase price........................................  $255,444
                                                              ========
The consolidation will be funded as follows:
Available cash (primarily from sale of fixed maturity
  investments)..............................................  $122,000(A)
Borrowings through long term debt...........................    91,761(A)
ProAssurance shares to be issued to Professionals Group
  common stockholders.......................................    38,683(E)
ProAssurance paid in capital to be recorded related to
  Professionals Group options assumed as a part of the
  consolidation.............................................     3,000(H)
                                                              --------
Total purchase price........................................  $255,444
                                                              ========

                            PROASSURANCE CORPORATION

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2.  ADJUSTMENTS

     The purchase accounting and pro forma adjustments related to the unaudited pro forma consolidated statement of income and balance sheet are described below. All amounts are in thousands, except share and per share amounts.

     (A) Management estimates that $122 million of the cash needed for the consolidation will be provided from currently available funds to be generated from the sale of fixed maturity investments. The remaining cash needs are expected to be financed with increased long-term debt, estimated for this pro forma calculation at $92 million. The actual amount of cash required will vary depending on the elections of Professionals Group stockholders as discussed in Note 3. At December 31, 2000, Professionals Group had $14.5 million of outstanding debt which will become due and payable upon closing the consolidation. The pro forma financial statements assume repayment of this debt with proceeds from the credit facility to be made available to ProAssurance. ProAssurance may elect to satisfy all or a portion of this debt from working capital.

     (B) The purchase price for Professionals Group will be allocated to the Professionals Group net assets acquired based on the fair value of those assets. It is expected that the fair value of the net assets acquired will exceed the Professionals Group purchase price. The resulting excess will be allocated as a reduction to the long-lived tangible assets acquired, primarily property and equipment. The allocation of the purchase price will result in adjustments to Professionals Group historical book values as described in (C) and (D) below.

     (C) Purchase adjustments will be recorded to eliminate intangibles (a decrease of $4.0 million), primarily goodwill, and related deferred taxes (a decrease of $0.1 million) recorded in the historical Professionals Group balance sheet. Purchase adjustments will also be recorded to reduce the Professionals Group carrying value for long-lived assets, primarily property and equipment, to the extent that the fair value of the net assets acquired exceeds the purchase price.

     (D) Elimination of the excess of net assets acquired over cost included in the Professionals Group historical financial statements.

     (E) Assuming a stock election percentage of 27.8%, approximately 2,682,000 shares of ProAssurance common stock will be issued at a par value of $0.01 per share assuming an exchange ratio of 1.08 and a measurement date value of $14.50 for each ProAssurance share issued. The consolidation agreement provides that the exchange ratio for each Professionals Group common share is to be determined using the average closing price of Medical Assurance stock during the twenty trading day period ending on the date of the Professionals Group shareholder meeting; the assumed ratio of 1.08 was based on the rounded average Medical Assurance closing price of $13.00 during the twenty trading day period ended April 20, 2001. Paid in capital was reduced by estimated stock registration fees of $0.2 million.

     (F) Elimination of Professionals Group's historical stockholders' equity accounts.

     (G) Adjustments required to reflect the one-for-one exchange of outstanding Medical Assurance shares for ProAssurance shares and the retirement of Medical Assurance treasury shares, at cost

                            PROASSURANCE CORPORATION

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

                                                                 ADDITIONAL
                                                       COMMON     PAID-IN     TREASURY
                                                       STOCK      CAPITAL      STOCK
                                                      --------   ----------   --------
     Exchange of 22,681,782 outstanding Medical
       Assurance $1.00 par value shares for a like
       number of ProAssurance $0.01 par value
       shares.......................................  $(22,455)   $ 22,455    $    --
     Retirement of 2,425,039 Medical Assurance
       treasury shares, at cost.....................    (2,425)    (44,906)    47,331
                                                      --------    --------    -------
     Adjustment total...............................  $(24,880)   $(22,451)   $47,331
                                                      ========    ========    =======

     (H) Fair value of vested Professionals Group stock options outstanding that will be assumed by ProAssurance upon completion of the consolidation. The number of shares under option assumed will be determined based on the average value of Medical Assurance shares during the twenty trading day period ending on the date of the Professionals Group shareholder meeting: assuming an average Medical Assurance price of $13.00, approximately 564,000 options will be outstanding upon completion of the consolidation. The fair value was calculated using the Black Scholes option pricing model using the following assumptions, which vary, as noted, due to differing terms of the various option agreements.

Volatility..............................................  .288 to .341
Risk-free interest rate.................................         6.75%
Dividend yield..........................................            0%
Expected life...........................................  3 to 8 years

     (I) The estimated decrease in investment income due to internal funds assumed to be used for (1) completion of the consolidation, (2) payment of interest on the long-term debt incurred due to the consolidation transaction and (3) required principal repayments of the long-term debt. The effect on investment income was estimated using the Medical Assurance weighted average rate of return for 2000.

Pro forma reduction in invested funds, at beginning of
period presented:
  Funds used in completion of consolidation..............  $(122,000)
Reductions in invested funds for debt service:
  Interest expense, see (M) below, net of related tax
     effect -- 35%.......................................     (4,512)
  Repayment of debt......................................    (10,000)
                                                           ---------
  Pro forma reduction in invested funds..................    (14,512)
                                                           ---------
  Pro forma reduction in invested funds, end of period...  $(136,512)
                                                           =========
  Average reduction in invested funds....................  $(129,256)
                                                           =========
  Average annual investment yield........................        5.3%
                                                           =========
  Pro forma reduction in investment income...............  $  (6,851)
                                                           =========

     (J) Professionals Group available-for-sale investment securities are stated at fair value in the historical Professionals Group financial statements. However, the accounting cost basis of these securities will be adjusted from historical cost to the fair value of the securities on the date of the consolidation transaction. This, in effect, creates a purchase premium related to fixed maturity securities. The purchase premium related to fixed maturities will be amortized to investment income over the remaining life of the related fixed maturity securities.

                            PROASSURANCE CORPORATION

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     (K) Adjustment to reduce amortization expense and depreciation expense related to the purchase adjustments, as described in (B) and (C) above, that eliminate intangibles and adjust the carrying value of property and equipment. Adjustments to the carrying value of property and equipment will be amortized over the remaining useful life of the related assets.

Increased depreciation expense due to the reversal of
  prior Professionals Group purchase adjustments         $ 490
Reduction of depreciation expense                         (239)
Reduction of amortization expense                         (833)
                                                         -----
                                                         $(582)
                                                         =====

     (L) The elimination of amortization credits related to the purchase adjustments to eliminate, as noted in (D) above, the excess of fair value of assets acquired over cost that is included in the historical Professionals Group balance sheet.

     (M) Increase in interest expense related to increased long-term debt of $92 million assumed to be incurred to finance the consolidation. The loan agreement provides for an interest rate equal to LIBOR plus a variable margin. The interest rate of 8% approximates current LIBOR plus the maximum margin.

Initial debt incurred to fund consolidation.......  $ 91,761
Repayment of debt following consolidation.........  $ 10,000
Average debt outstanding following
  consolidation...................................  $ 86,760
Estimated interest expense, assuming average rate
  of 8% and average debt outstanding balance shown
  above...........................................  $  6,941

     (N) The income tax effect of the pro forma adjustments reflected in the income statements at the federal statutory rate of 35%, excluding adjustments related to tax-exempt investment income and the elimination of non-deductible amortization of goodwill and the excess of fair value of assets acquired over cost.

     (O) The purchase calculation is based on the actual number of outstanding shares of Professionals Group common stock as of December 31, 2000 increased by 106,026 Professionals Group shares expected to be issued prior to the consolidation pursuant to the vesting of Professionals Group stock award agreements. A per share purchase price adjustment of $1.40 was used for the purposes of these pro forma statements, based on the actual change in the aggregate market value of Professionals Group consolidated investment portfolio assets between December 31, 1999 and December 31, 2000. The actual purchase price adjustment determined at the transaction completion date may differ from the adjustment used for pro forma purposes, depending on changes in the fair market value of the investment portfolio to the end of the second to last month prior to the completion of the consolidation.

     (P) Acquisition costs are the direct costs expected to be incurred by ProAssurance related to the consolidation and consist primarily of professional fees.

NOTE 3.  RANGE OF PRO FORMA RESULTS

     Management is unable to predict the percentage of Professionals Group shares that will be exchanged for stock and cash rather than all cash, although a minimum of 10% of the consideration given Professionals Group stockholders must be in the form of stock. Also, neither the final Professionals Group

                            PROASSURANCE CORPORATION

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

stock exchange ratio nor the Medical Assurance stock price on the measurement date for transaction are yet determinable.

     As discussed in Note 1, the pro forma financial statements shown assume that approximately 27.8% of Professionals Group shares are exchanged for ProAssurance shares and an exchange ratio of 1.08 calculated using a Medical Assurance stock price of $13.00, which is the rounded average Medical Assurance closing stock price during the twenty trading day period ended April 20, 2001. The value of ProAssurance shares used to determine the purchase price is assumed to be $14.50, which is the rounded average Medical Assurance closing market price for a few days prior to and including April 20, 2001, the assumed measurement date.

                            PROASSURANCE CORPORATION

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents selected pro forma results calculated assuming other stock election percentages, stock exchange ratios and measurement date stock prices. Management has assumed that the value of a share of Medical Assurance stock for purposes of determining the total purchase price for the assets and liabilities of Professionals Group will be $1.50 greater than the average share price used in determining the exchange ratio. This assumption is based on the difference between the average price of a Medical Assurance share a few days prior to and including the assumed measurement date of April 20, 2001 ($14.50), and the average price of a Medical Assurance share during the twenty trading days prior to the assumed measurement date ($13.00). Management has further assumed that the average price of a Medical Assurance share used to determine the exchange ratio will be within $2.00 of the $13.00 average share price. This assumption is based on the market prices of a share of Medical Assurance stock since the transaction was announced on June 23, 2000. The table also includes the results from the pro forma consolidated financial statements shown in this joint proxy statement/prospectus. All pro forma amounts were calculated using the methodologies described in Note 2.

                                                                 PERCENTAGE OF PROFESSIONALS GROUP
                                                                              SHARES
                                                                   EXCHANGED FOR STOCK AND CASH:
                                                                 ---------------------------------
SELECTED PRO FORMA RESULTS (IN THOUSANDS EXCEPT PER SHARE DATA)    27.8%        50%         90%
---------------------------------------------------------------  ---------   ---------   ---------
RESULTS NOT IMPACTED BY VARIATION IN MEDICAL ASSURANCE STOCK
  PRICE:
  Long-term debt incurred....................................    $ 91,761    $ 63,921    $ 13,761
ASSUMING AN AVERAGE MEDICAL ASSURANCE STOCK PRICE OF $13.00
  (1.08 EXCHANGE RATIO) AND A MEDICAL ASSURANCE STOCK PRICE ON
  THE MEASUREMENT DATE OF $14.50:
  ProAssurance stockholders' equity..........................    $386,850    $417,901    $473,850
  ProAssurance shares issued to Professionals Group
     stockholders............................................       2,682       4,823       8,682
  Pro forma net income, year ended December 31, 2000.........    $ 24,198    $ 25,357    $ 27,443
  Pro forma earnings per share, year ended December 31, 2000:
     Basic...................................................        0.93        0.90        0.86
     Diluted.................................................        0.92        0.89        0.85
  Book value per share.......................................       15.25       15.19       15.11
ASSUMING AN AVERAGE MEDICAL ASSURANCE STOCK PRICE OF $15.00
  (0.93 EXCHANGE RATIO) AND A MEDICAL ASSURANCE STOCK PRICE ON
  THE MEASUREMENT DATE OF $16.50:
  ProAssurance stockholders' equity..........................    $386,314    $416,937    $472,113
  ProAssurance shares issued to Professionals Group
     stockholders............................................       2,324       4,180       7,524
  Pro forma net income, year ended December 31, 2000.........    $ 24,252    $ 25,453    $ 27,617
  Pro forma earnings per share, year ended December 31, 2000:
     Basic...................................................        0.95        0.93        0.90
     Diluted.................................................        0.94        0.92        0.89
  Book value per share.......................................       15.45       15.52       15.63
ASSUMING AN AVERAGE MEDICAL ASSURANCE STOCK PRICE OF $11.00
  (1.27 EXCHANGE RATIO) AND A MEDICAL ASSURANCE STOCK PRICE ON
  THE MEASUREMENT DATE OF $12.50:
  ProAssurance stockholders' equity..........................    $387,581    $419,217    $476,218
  ProAssurance shares issued to Professionals Group
     stockholders............................................       3,169       5,700      10,260
  Pro forma net income, year ended December 31, 2000.........    $ 24,125    $ 25,225    $ 27,206
  Pro forma earnings per share, year ended December 31, 2000:
     Basic...................................................        0.91        0.87        0.81
     Diluted.................................................        0.90        0.86        0.80
  Book value per share.......................................       14.99       14.77       14.46

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

                                 DESCRIPTION OF
                           PROASSURANCE CAPITAL STOCK

     The following description of ProAssurance's capital stock is subject to and qualified in its entirety by reference to ProAssurance's certificate of incorporation and by-laws, which are exhibits to the registration statement of which this joint proxy statement/prospectus forms a part and are incorporated by reference. The following description should be read carefully by Medical Assurance shareholders and those Professionals Group shareholders who receive shares of ProAssurance common stock since, upon completion of the consolidation, they will become ProAssurance shareholders. See also "Comparison of Shareholder Rights" and "Where You Can Find More Information."

AUTHORIZED CAPITAL STOCK

     ProAssurance's authorized stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

     As of the date of this joint proxy statement/prospectus, no shares of ProAssurance common stock are outstanding and no shares of ProAssurance common stock are reserved for issuance. Assuming 2,682,000 shares of ProAssurance common stock are issued to holders of Professionals Group common stock, and the outstanding Professionals Group stock options are converted into options to purchase an aggregate of 564,000 shares of ProAssurance common stock, then upon completion of the consolidation about 25,364,000 shares of ProAssurance common stock will be outstanding and about 964,000 shares of ProAssurance common stock will be reserved for issuance pursuant to unexercised stock options previously issued by Medical Assurance and Professionals Group under their incentive compensation plans.

COMMON STOCK

     Subject to the rights of any outstanding shares of ProAssurance preferred stock, holders of ProAssurance common stock are entitled to receive such dividends as may from time to time be declared by ProAssurance board of directors. On every issue submitted to them as ProAssurance shareholders, including the election of directors, they are entitled to one vote per share of ProAssurance common stock.

     In the event of dissolution they are generally entitled, after provision for ProAssurance's debts, obligations and liabilities and payment in full of the liquidation preference of any outstanding ProAssurance preferred stock, to share ratably in all assets of ProAssurance available for distribution to holders of ProAssurance common stock. Holders of ProAssurance common stock do not have preemptive rights. All shares of ProAssurance common stock outstanding following the consolidation will be fully paid and nonassessable.

     Shares of ProAssurance preferred stock redeemed or acquired by ProAssurance return to the status of authorized and unissued shares of ProAssurance preferred stock, without designation as to series, and may be reissued by ProAssurance board of directors.

     No holders of ProAssurance common stock will have any preemptive or preferential right to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

PREFERRED STOCK

     As of the date of this joint proxy statement/prospectus, no shares of ProAssurance preferred stock are issued and outstanding.

     Under ProAssurance's charter, the board of directors of ProAssurance will have the authority, subject to limitations prescribed by law and by ProAssurance charter, to provide for the issuance of shares of preferred stock from time to time in one or more series as may be determined by the board of directors. This authority of the board of directors includes, but is not limited to, determination of the following:

     - the designation of, and the number of shares of preferred stock, which constitutes each series. The board of directors may increase or decrease this number from time to time;
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

     - the rate and time at which, and the terms and conditions upon which, dividends, if any, on the preferred stock of each series will be paid, the extent of the preference or relation, if any, of such dividends to the dividends payable on any other class or classes or series of the same or other classes of stock and whether such dividends shall be cumulative or non-cumulative;

     - whether or not the shares of preferred stock of each series have voting rights, in addition to the voting rights provided by law, and if so, the terms of the voting rights;

     - the right, if any, of the holders of preferred stock of each series to convert their preferred shares into, or exchange the same for shares of any other class or classes or of any series of the same or any other class or classes of stock and the terms and conditions of this conversion or exchange, including adjustment of the conversion rate;

     - whether or not preferred stock of any series will be subject to redemption, and the redemption price or prices and the time or times at which, and the terms and conditions upon which, the preferred stock of any series may be redeemed;

     - the rights, if any, of the holders of preferred stock of any series upon the voluntary or involuntary liquidation, dissolution, or winding up of ProAssurance, and the relative rights of priority, if any, of payment of shares of that series;

     - whether preferred stock of any series will have a sinking fund for the redemption or purchase of such class, and if so, the terms and amount of the sinking fund; and

     - any other relative rights, preferences and limitations of any series of preferred stock.

EXCHANGE AGENT AND REGISTRAR

     The exchange agent for ProAssurance, Medical Assurance and Professionals Group in connection with the consolidation is Mellon Investor Services LLC.

     The registrar and transfer agent for ProAssurance common stock is Mellon Investor Services LLC.

AUTHORIZED BUT UNISSUED SHARES

     We believe that the availability of shares of ProAssurance common stock is advisable to provide ProAssurance with the flexibility to take advantage of opportunities to issue such stock in order to obtain capital, as consideration for possible acquisitions or for other purposes (including, without limitation, the issuance of additional shares of ProAssurance common stock through stock splits and stock dividends in appropriate circumstances). There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of ProAssurance common stock, except for the shares of ProAssurance common stock to be issued in the consolidation, and shares of ProAssurance common stock presently reserved for issuance pursuant to outstanding stock options under the incentive stock compensation plans of Medical Assurance and Professionals Group that are to be assumed by ProAssurance.

     Uncommitted authorized but unissued shares of ProAssurance common stock may be issued from time to time to such persons and for such consideration as ProAssurance board of directors may determine and holders of the then outstanding shares of ProAssurance common stock may or may not be given the opportunity to vote thereon, depending upon the nature of any such transactions, applicable law, the rules and policies of the New York Stock Exchange and the judgment of the ProAssurance board of directors regarding the submission of such issuance to ProAssurance's shareholders. ProAssurance shareholders have no preemptive rights to subscribe to newly issued shares.

     Moreover, it is possible that additional shares of ProAssurance common stock could be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in ProAssurance more difficult, time-consuming or costly or to otherwise discourage an attempt to acquire control of ProAssurance. Under these circumstances the availability of authorized and unissued shares of

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

ProAssurance common stock may make it more difficult for shareholders to obtain a premium for their shares. These authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of ProAssurance by means of a consolidation, tender offer, proxy contest or other means. They could also be privately placed with purchasers who might cooperate with the ProAssurance board of directors in opposing such an attempt by a third party to gain control of ProAssurance. The issuance of new shares of ProAssurance common stock could also be used to dilute ownership of a person or entity seeking to obtain control of ProAssurance. Although ProAssurance does not currently contemplate taking such action, shares of ProAssurance common stock could be issued for the purposes and effects described above and ProAssurance board of directors reserves its rights (if consistent with its fiduciary responsibilities) to issue such stock for such purposes.

                        COMPARISON OF SHAREHOLDER RIGHTS

     Upon completion of the proposed consolidation, those shareholders of Professionals Group who receive shares of ProAssurance stock, as well as the shareholders of Medical Assurance, will become shareholders of ProAssurance, rather than shareholders of Professionals Group or Medical Assurance. As shareholders of ProAssurance, the rights of former Professionals Group and Medical Assurance shareholders will be governed by ProAssurance's charter and by-laws, which differ in certain material respects from the charters and by-laws of Professionals Group and Medical Assurance. In addition, Michigan is the jurisdiction of incorporation of Professionals Group, while Delaware is the jurisdiction of incorporation of Medical Assurance and ProAssurance. As shareholders of ProAssurance, the rights of former Professionals Group shareholders will therefore be governed by Delaware law instead of Michigan law.

     The following is a comparison of:

     - the current rights of Professionals Group shareholders under Michigan law and Professionals Group's charter and by-laws;

     - the current rights of Medical Assurance shareholders under Delaware law and Medical Assurance's charter and by-laws; and

     - the rights Professionals Group and Medical Assurance shareholders would have as shareholders of ProAssurance under Delaware law and ProAssurance's charter and by-laws upon completion of the consolidation.

     The comparison summarizes the material differences but is not intended to list all differences and is qualified by reference to Michigan law, Delaware law, the Professionals Group charter and by-laws, the Medical Assurance charter and by-laws and ProAssurance's charter and by-laws.

BOARD OF DIRECTORS

     Size; Classified Board. The board of directors of Professionals Group may not be less than 9 nor more than 18. The current board of Professionals Group consists of 11 directors, and the directors are divided into 3 classes, as nearly equal as possible, with each class serving a staggered three-year term.

     The board of directors of Medical Assurance may not be less than 4 nor more than 24 directors. The current board of Medical Assurance consists of 8 directors, and the directors are divided into 3 classes, as nearly equal as possible, with each class serving a staggered three-year term.

     The board of directors of ProAssurance may not be less than 3 nor more than 24 directors. Upon completion of the consolidation, the board of ProAssurance will consist of 11 directors, with the directors divided into 3 classes, as nearly equal as possible, and each class serving a staggered three-year term.

     Election of Directors; Removal of Directors; Filling Board
Vacancies. Nominations for election to the board of Professionals Group may be made at a meeting of shareholders by or at the direction of the board of directors or by any shareholder entitled to vote for the election of directors. A shareholder who intends to make a nomination without board direction must provide timely written notice of this intention to the

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

secretary of the corporation. If a shareholder intends to make a nomination at an annual meeting of shareholders, he or she must provide to the secretary written notice of this intention at least 120 days prior to the one-year anniversary of the immediately preceding annual meeting of shareholders. If the shareholder intends to make a nomination at a special meeting of shareholders, he or she must provide written notice of this intention to the secretary no later than the close of business on the tenth day following the date that is the earlier of the date the corporation first publicly announced the meeting, and the date on which the shareholders first received formal notice of the meeting.

     With some exceptions, vacancies on the Professionals Group board of directors may be filled by a majority vote of the directors then in office. A director may be removed from the board of Professionals Group only for cause and only by a vote of a majority of the shares entitled to vote at an election of directors.

     Directors of Medical Assurance are elected at the annual meeting of shareholders. Nominations for election to the board of directors of Medical Assurance may be made by the board of directors, by a committee appointed by the board of directors, or by any shareholder of any outstanding class of capital stock entitled to vote for the election of directors. A shareholder who intends to make a nomination must provide to the secretary of the corporation written notice of this intention. If a shareholder intends to make a nomination at an annual meeting of shareholders, he or she must provide notice of this intention at least 90 days prior to the one-year anniversary of the immediately preceding annual meeting. If a shareholder intends to make a nomination for the election of directors at a special meeting of shareholders, he or she must provide notice of this intention no later than the close of business on the tenth day following the date on which shareholders first receive notice of the meeting.

     Vacancies on the Medical Assurance board of directors may be filled by a majority vote of the directors then in office. A director may be removed from the board of Medical Assurance only by a vote of a majority of the shares entitled to vote at an election of directors voting together as a single class at a special meeting of shareholders called for that purpose. Delaware law generally provides that a director may be removed, with or without cause, by a majority shareholder vote. An exception applies to corporations with a classified board like Medical Assurance. Under Delaware law, unless the charter provides otherwise, directors of a corporation with a classified board may be removed only for cause. The charter of Medical Assurance does not address this issue, so the directors of Medical Assurance, like those of Professionals Group, may only be removed for cause.

     Nominations for election to the board of directors of ProAssurance may be made by the nominating committee of the board of directors, or if none, by the board of directors. Any shareholder of any outstanding class of capital stock entitled to vote for the election of directors may nominate one or more persons as directors at an annual meeting upon proper notice to the secretary of the corporation. The shareholders must provide notice to the secretary no later than December 1 in the year preceding the annual meeting at which the nomination is to be proposed or the date established by the board of directors as the deadline for nominations at a particular annual meeting by written notice to the shareholders.

     Vacancies on the board of directors of ProAssurance may be filled by a majority vote of the directors then in office. The directors of ProAssurance, like the directors of Professionals Group and Medical Assurance, may be removed only for cause and only by a majority vote of those shareholders entitled to vote generally in the election of directors.

     Under both Delaware and Michigan law, a corporation may provide for cumulative voting in the election of the directors of a corporation. The shareholders of Professionals Group, Medical Assurance and ProAssurance do not have the right to cumulate their votes in the election of directors.

SHAREHOLDER MEETINGS

     Date of Annual Meeting; Calling of Special Meetings; Quorum
Requirements. Professionals Group annual meetings are held on the first Wednesday of June, if not a legal holiday, and if a legal holiday, then on the next business day following, or on another date fixed by the board from time to time. Only the

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chairman of the board, the President, a majority of the board of directors or the holders of at least 25% of all shares of Professionals Group entitled to vote at a special meeting may call a special meeting. In addition, Michigan law entitles the holders of at least 10% of all shares of a corporation entitled to vote at a meeting to apply to the circuit court of the county in which the principal place of business or registered office of the corporation is located, and upon good cause shown, the court has the power to order the corporation to hold a special meeting of shareholders. Delaware law does not give shareholders a similar right. The presence, in person or by proxy, of the holders of shares of capital stock entitled to cast at least 33 1/3% of the votes at a special meeting of the shareholders of Professionals Group constitutes a quorum at the meeting.

     Medical Assurance's annual meetings are held on the second Tuesday in May, if not a legal holiday, and if a legal holiday, then on the next succeeding business day, or on another date fixed by the board from time to time. The by-laws of Medical Assurance provide that only the chairman of the board or the president of Medical Assurance may call a special meeting. Under Delaware law, the board of directors of Medical Assurance may also call a special meeting of shareholders. Medical Assurance's by-laws require the president or secretary to call a special meeting upon the written request of at least 80% of the board of directors. The presence, in person or by proxy, of the holders of 33 1/3% of the issued and outstanding voting stock of Medical Assurance constitutes a quorum at the meeting.

     ProAssurance's requirements with respect to the date of the annual meeting, calling of a special meeting, and the quorum requirements are the same as those of Medical Assurance.

     Voting Requirements. Directors of Professionals Group are elected by a plurality of the votes cast at an election. All other actions, except the amendment of the by-laws and the amendment of specific provisions of the charter, are authorized by a majority of the votes cast by the holders of shares entitled to vote on the action unless Michigan law requires a greater vote. Professionals' charter permits the amendment of the by-laws by a vote of a majority of the board of directors or by the affirmative vote of at least 75% of the outstanding shares of Professionals Group capital stock entitled to vote on these matters; however, only a majority shareholder vote is required for any amendment recommended to the shareholders by at least a two-thirds vote of the board of directors.

     Professionals Group's charter requires the affirmative vote of not less than 75% of the shares of capital stock of the corporation issued and outstanding and entitled to vote on an amendment to the articles of incorporation and not less than 75% of the capital stock of each class or series entitled to vote on a proposed amendment in order to amend, alter, change, add to or repeal the following charter provisions:

     - Article XVII, which sets forth this supermajority voting requirement;

     - Article VII, which describes Professionals Group's director indemnification policy;

     - Article VIII, which provides the number of votes that constitutes a quorum;

     - Article IX, which provides for shareholder action by written consent;

     - Article X, which describes the method of calling shareholder meetings and of bringing business before shareholder meetings;

     - Article XI, which describes the method of nominating and electing directors;

     - Article XII, which provides the method of amending the by-laws;

     - Article XIII, which describes the size of the board of directors and the powers of the board of directors; and

     - Article XIV, which discusses control share issues.

     A 75% shareholder vote is also required in order to establish cumulative voting in the election of Professional Group's directors.

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     Unless otherwise required by Medical Assurance's charter, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy is sufficient to decide any question brought before a meeting of shareholders. Medical Assurance's charter requires the affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of all outstanding shares of voting stock in order to amend or adopt any provisions inconsistent with the following charter provisions:

     - Article Sixth, which describes the size of the board of directors, the manner by which directors are elected and the powers of the board of directors;

     - Article Eighth, which describes Medical Assurance's director indemnification policy;

     - Article Ninth, which provides that Medical Assurance will be governed by the provisions of Section 203 of the Delaware General Corporation Law;

     - Article Tenth, which provides that the board of directors, when considering a merger, consolidation, business combination or similar transaction, may consider the effects of the transaction upon Medical Assurance's employees, customers and suppliers, and upon communities in which offices of Medical Assurance and its subsidiaries are located, in considering the best interests of Medical Assurance and its shareholders; and

     - Article Eleventh, which describes the means for amending Medical Assurance's by-laws.

     Under Delaware law, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at a meeting and entitled to vote on the election of directors. As a result, the shareholders of Medical Assurance and ProAssurance, like those of Professionals Group, elect directors by a plurality vote.

     The voting requirements provided in the charter and by-laws of ProAssurance are the same as the voting requirements of Medical Assurance discussed above.

     Shareholder Action by Written Consent; Notice Procedure for Shareholder Nominations. Under Michigan law, shareholder action by less than unanimous written consent is permitted only if the corporation's articles of incorporation so provide. Because Professionals Group's articles of incorporation do not provide for shareholder action by less than unanimous written consent, action by the shareholders of Professionals Group may be taken without a meeting, without prior notice and without a vote, only if all of the shareholders entitled to vote on the matter consent in writing.

     To bring a matter, including nomination of directors, before an annual meeting of Professionals Group shareholders, a shareholder generally must give notice of a proposed matter not less than 120 days prior to the anniversary of the previous year's meeting. To bring a matter, including nomination of directors, before a special meeting of shareholders of Professionals Group, a shareholder must give notice no later than on the tenth day following the earlier of:

     - the date on which Professionals Group first disclosed the special meeting to the public; or

     - the date on which shareholders first received formal notice of the special meeting.

     Professionals Group's articles of incorporation contain requirements as to the form and content of this notice.

     Under Delaware law, shareholder action by less than unanimous written consent is permitted unless the corporation's certificate of incorporation prohibits it. Because Medical Assurance's certificate of incorporation prohibits shareholder action by less than unanimous written consent, action by the shareholders of Medical Assurance may be taken without a meeting, without prior notice and without a vote, only if all of the shareholders entitled to vote on the matter sign a written consent.

     To bring a matter, excluding the nomination of directors, before any meeting of the shareholders, a shareholder must give notice of a proposed matter no later than the tenth day following the date on which notice of the meeting is first given to the shareholders. To make a nomination for an election of directors to be held at an annual meeting, a shareholder must give notice not less than 90 days prior to the
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

anniversary of the previous year's meeting. To make a nomination for an election of directors to be held at a special meeting, a shareholder must give notice no later than the tenth day following the date on which shareholders first received notice of the special meeting. Medical Assurance's by-laws contain requirements as to the form and content of this notice.

     As permitted by Delaware law, ProAssurance's certificate of incorporation specifically provides that, action by the shareholders of ProAssurance must be taken at an annual or special meeting and cannot be taken by written consent.

     To bring a matter, including nomination of directors, before an annual meeting of the shareholders of ProAssurance, a shareholder must give notice of a proposed matter not later than December 1 in the year preceding the annual meeting at which the proposal is to be considered.

AMENDMENTS TO ORGANIZATIONAL DOCUMENTS

     Amendment of Charter. Under Michigan law, the board of directors may adopt one or more of the following amendments to the articles of incorporation without shareholder approval unless the articles of incorporation provides otherwise:

     - extend the duration of the corporation;

     - delete the names and addresses of the initial directors;

     - delete the name and address of the initial registered agent or registered office;

     - change each issued and unissued authorized share into a greater number of whole shares if the corporation has only shares of that class outstanding;

     - change the corporate name in several limited ways specified by the statute; or

     - institute any other change permitted to be made under Michigan law without shareholder action.

     The affirmative vote of a majority of the outstanding shares entitled to vote on the proposed amendment is required for all other amendments. If any class or series of shares is entitled to vote on the proposed amendment to the articles of incorporation as a class, the affirmative vote of a majority of the outstanding shares of each relevant class or series is also required.

     Professionals Group's charter requires the affirmative vote of not less than 75% of the shares of capital stock of the corporation issued and outstanding and entitled to vote on a proposed amendment to the articles of incorporation and not less than 75% of the capital stock of each class or series entitled to vote on a proposed amendment in order to amend, alter, change, add to or repeal the following charter provisions:

     - Article XVII, which sets forth this supermajority voting requirement;

     - Article VII, which describes Professionals Group's director indemnification policy;

     - Article VIII, which provides the number of votes that constitutes a quorum;

     - Article IX, which provides for shareholder action by written consent;

     - Article X, which describes the method of calling shareholder meetings and of bringing business before shareholder meetings;

     - Article XI, which describes the method of nominating and electing directors;

     - Article XII, which provides the method of amending the by-laws;

     - Article XIII, which describes the size of the board of directors and the powers of the board of directors; and

     - Article XIV, which discusses control share issues.

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     Under Delaware law, the board of directors must first approve any amendment to the certificate of incorporation by resolution and then either call a special meeting of shareholders for consideration of the amendment or direct that the proposed amendment will be considered at the next annual meeting of shareholders. The affirmative vote of a majority of outstanding stock entitled to vote on the matter and the affirmative vote of a majority of the outstanding stock of each class entitled to vote on the matter as a class are required in order to adopt the amendment. The holders of the outstanding shares of a particular class are entitled to vote as a class upon a proposed amendment to the certificate of incorporation if the amendment would increase or decrease the aggregate number of authorized shares of the class, increase or decrease the par value of the shares of the class, or alter or change the powers, preferences or special rights of the shares of the class in an adverse manner, regardless of whether the certificate of incorporation entitles the holders of the class to vote as a class on the proposed amendment. These requirements are subject to any supermajority voting requirements provided for in the corporation's certificate of incorporation.

     Medical Assurance's charter requires the affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of all outstanding shares of voting stock in order to amend or adopt any provisions inconsistent with the following charter provisions:

     - Article Sixth, which describes the size of the board of directors, the manner by which directors are elected and the powers of the board of directors;

     - Article Eighth, which describes Medical Assurance's director indemnification policy;

     - Article Ninth, which provides that Medical Assurance will be governed by the provisions of Section 203 of the Delaware General Corporation Law;

     - Article Tenth, which provides that the board of directors, when considering a merger, consolidation, business combination or similar transaction, may consider the effects of the transaction upon Medical Assurance's employees, customers and suppliers, and upon communities in which offices of Medical Assurance and its subsidiaries are located, in considering the best interests of Medical Assurance and its shareholders; and

     - Article Eleventh, which describes the means for amending Medical Assurance's by-laws.

     The method of amending the certificate of incorporation of ProAssurance is the same as the method of amending Medical Assurance's certificate of incorporation.

     Amendment of By-Laws. Michigan law provides that the shareholders or the board of directors of a corporation may adopt, amend or repeal the by-laws unless the articles of incorporation or by-laws of the corporation specify that the power to adopt new by-laws is reserved exclusively to the shareholders. The charter and by-laws of Professionals Group permit the amendment of the by-laws by a vote of a majority of all members of the board of directors or by the affirmative vote of at least 75% of the outstanding shares of Professionals Group capital stock entitled to vote on these matters; however, only a majority shareholder vote is required for any amendment recommended to the shareholders by at least a two-thirds vote of the board of directors.

     Under Delaware law, the power to adopt, amend or repeal by-laws is vested exclusively in the shareholders entitled to vote, unless the certificate of incorporation confers this power upon the board of directors as well. The by-laws of Medical Assurance may be amended by the affirmative vote of a majority of all of the directors or by the affirmative vote of the holders of at least a majority of the votes entitled to be cast by the holders of all outstanding shares of voting stock.

     The board of directors of ProAssurance may amend the by-laws of the corporation by the affirmative vote of a majority of all of the directors. The shareholders may amend the by-laws by the affirmative vote of at least 80% of the votes entitled to be cast by the holders of all outstanding shares of voting stock.

EXCULPATION AND INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER EMPLOYEES

     Professionals Group's charter provides that a director of the corporation will not be held personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. Under Michigan law and Professionals Group's charter, this provision does not eliminate or limit the liability of a director for any of the following:

     - any breach of the director's duty of loyalty to the corporation or its shareholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - a violation of Section 551(1) of the Michigan Business Corporation Act;
       or

     - a transaction from which the director derived an improper personal benefit.

     The charter and by-laws of Professionals Group provide that the corporation will indemnify to the fullest extent permitted by law any person involved in litigation brought by a third party or by or in the right of the corporation by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another entity. The corporation will only indemnify such a person if that person acted in good faith and in a manner he or she reasonably believed to be lawful and in the best interests of the corporation or its shareholders, except that the person will not be entitled to indemnification in an action in which he or she is found liable to the corporation unless a court deems indemnification under these circumstances to be fair and reasonable. The by-laws of Professionals Group deem the right of indemnification to be a contract right between the corporation and any director or officer serving at any time while this provision remains in effect.

     Professionals Group's by-laws provide that the corporation will not be required to indemnify a director, officer, employee or agent in connection with an action brought by that person unless the board of directors authorized the action.

     As permitted by Delaware law, Medical Assurance's charter provides that the directors of Medical Assurance will not be held personally liable for a breach of fiduciary duty as a director, except that a director may be liable:

     - for a breach of the director's duty of loyalty to the corporation or its shareholders;

     - for acts made in bad faith or which involve intentional misconduct or a knowing violation of the law;

     - for illegal payment of dividends under Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which the director derives an improper personal benefit.

     Delaware law provides similar rights to indemnity and expense advancement for directors of corporations as does Michigan law.

     The by-laws of Medical Assurance provide that Medical Assurance will indemnify any person involved in litigation brought by a third party or by or in the right of the corporation by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity. The corporation will only indemnify such a person if that person acted in good faith and in a manner he or she reasonably believed to be lawful and in the best interests of the corporation, except that the person will not be entitled to indemnification in an action in which he or she is found to be liable to the corporation unless the Court of Chancery deems indemnification under these circumstances proper.

     Medical Assurance's by-laws also provide that Medical Assurance will indemnify any director, officer, employee or agent of the corporation who has been successful on the merits or otherwise, to the extent that the director, officer, employee or agent has been successful, against any expenses reasonably incurred by him or her with respect to the action.

     Both Delaware and Michigan law provide that if a director, employee, officer or agent of a corporation prevails in any suit, action, claim or proceeding brought against him or her because of his or her relationship with the corporation, indemnification of any actual and reasonable expenses paid by that person in defense of the suit, action, claim or proceeding is mandatory.

     The indemnification provisions of ProAssurance's charter and by-laws are the same as those in Medical Assurance's organizational documents discussed above.

PAYMENT OF DIVIDENDS

     Delaware corporations, like Medical Assurance and ProAssurance, may declare and pay dividends either out of their surplus or, if there is no surplus, out of their net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

     A Michigan corporation like Professionals Group may not make distributions to its shareholders if, after giving effect to the distribution:

     - the corporation would not be able to pay its debts as they become due in the usual course of business; or

     - the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

     In addition to the dividend restrictions imposed on us under the Delaware General Corporation Law and the Michigan Business Corporation Act, as applicable, we and our subsidiaries are subject to regulatory restrictions.

DISSENTERS' RIGHTS OF APPRAISAL

     Dissenter's rights of appraisal, which may arise in various types of corporate action, are the rights of a shareholder to demand that the corporation pay the fair value of his or her stock.

     Michigan law provides somewhat broader dissenters' rights of appraisal than those provided under Delaware law. Michigan law expressly authorizes the shareholders of a Michigan corporation to exercise dissenters' rights with respect to certain amendments to the articles of incorporation which adversely affect the rights of the class of shares held by them. Under Delaware law, a shareholder may not exercise dissenters' rights of appraisal in connection with such an amendment unless the corporation's certificate of incorporation so provides.

     In addition, Michigan law expressly permits shareholders to exercise dissenters' rights of appraisal in connection with the sale or exchange of all or substantially all of the property of a Michigan corporation if the shareholder is entitled to vote on the proposal. Appraisal rights are not available under Delaware law in the event of the sale of all or substantially all of a corporation's assets or the adoption of an amendment to its certificate of incorporation, unless such rights are granted in the corporate charter. Neither the charter of Medical Assurance nor the charter of ProAssurance grants such rights.

MERGERS; ACQUISITIONS; OTHER EXTRAORDINARY CORPORATION TRANSACTIONS

     Michigan law and Delaware law provide similar voting rights with respect to mergers, sales of substantially all of the assets of a corporation and other extraordinary corporation transactions.

ANTITAKEOVER LAWS

     Delaware law restricts the ability of certain persons to acquire control of a Delaware corporation.

     Medical Assurance and ProAssurance are subject to Section 203 of the Delaware General Corporation Law. Under Section 203, a person who acquires 15% or more of the stock of a Delaware corporation without the approval of the board of directors of that corporation and thereby becomes an interested shareholder generally may not engage in certain transactions with the corporation for a period of three years unless one of the following three exceptions applies:

     - the board of directors approved the acquisition of stock or the transaction prior to the time that the person became an interested shareholder;

     - upon consummation of the transaction in which the person became an interested shareholder, the interested shareholder became an 85% owner of the voting stock of the corporation in the transaction, excluding voting stock owned by directors who are also officers and certain employee stock plans; or

     - the transaction is approved by the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder.

     Neither the charter of Medical Assurance nor the charter of ProAssurance contains any other provisions regarding transactions with interested shareholders. The charter of Medical Assurance and the charter of ProAssurance provide that the election to be controlled by Section 203 cannot be amended without the affirmative vote of the holders of more than 80% of the outstanding voting stock of the corporation.

     Professionals Group is subject to the Michigan "Fair Price" statute (Chapter 7A of the Michigan Business Corporation Act), which applies to certain "business combinations" such as mergers, substantial sales of assets or securities, issuances or liquidation, recapitalization or reorganization plans. For a business combination with an "interested shareholder" (generally, the holder of 10% or more of a class of a corporation's voting stock), Chapter 7A requires:

     - an advisory statement from the corporation's board of directors;

     - the approval of the holders of 90% of each class of the corporation; and

     - the approval of two-thirds of the holders of each such class other than the interested shareholder.

     The supermajority voting requirements do not apply where the interested shareholder's offer meets certain price, form of consideration and procedural requirements designed to make such offers fair to all shareholders or where the board of directors has approved the transaction with respect to a particular interested shareholder prior to the interested shareholder becoming an interested shareholder.

     Professionals Group is also subject to the Michigan "Control Share Acquisition" statute (Chapter 7B of the Michigan Business Corporation Act). Chapter 7B provides that an entity that acquires "control shares" may vote the control shares on any matter only if a majority of all shares, and of all non- "interested shares," entitled to vote and of each class of stock entitled to vote as a class, approve such voting rights. "Interested shares" are defined generally as those shares owned by officers or employee directors of the corporation or by the entity making the control share acquisition. "Control shares" are defined generally as shares that when added to shares already owned by an entity would give the entity voting power in the election of directors within any of the three thresholds: one-fifth, one-third and a majority. The effect of the statute is to condition the acquisition of voting control of a Michigan corporation on the approval of a majority of its pre-existing disinterested shareholders.

     The articles of incorporation of Professionals Group provide that control shares acquired in a control share acquisition, with respect to which no acquiring person statement has been filed with the corporation, may, at any time during the period ending 60 days after the last acquisition of control shares or the power to direct the exercise of voting power of control shares by the acquiring person, be redeemed by

Professionals Group at the fair value of the shares. After an acquiring person statement has been filed and after the meeting at which the voting rights of the control shares acquired in a control share acquisition are submitted to the shareholders, the shares are subject to redemption by Professionals Group at the fair value of the shares unless the shares are accorded full voting rights by the shareholders pursuant to Chapter 7B. A redemption of shares by Professionals Group pursuant to this provision can be made upon election to redeem by the board of directors of Professionals Group.

                                    OPINIONS

     The legality of ProAssurance common stock to be issued in connection with the consolidation will be passed upon by Burr & Forman LLP of Birmingham, Alabama, counsel to Medical Assurance and ProAssurance. Attorneys participating in Burr & Forman LLP's representation of Medical Assurance and ProAssurance in the consolidation beneficially own approximately 9,100 shares of Medical Assurance common stock.

     Ernst & Young LLP will deliver an opinion concerning material federal income tax consequences of the consolidation to ProAssurance, Medical Assurance and Professionals Group.

                                    EXPERTS

     The balance sheets of ProAssurance Corporation as of December 31, 2000 and October 20, 2000 (the date of inception of ProAssurance) included in this joint proxy statement/prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon which is included this joint proxy statement/prospectus. Such financial statements are included herein in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

     The consolidated financial statements of Medical Assurance, incorporated by reference from the Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon which is incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Professionals Group, incorporated in this joint proxy statement/prospectus by reference to Professionals Group's Annual Report on Form 10-K for the year ended December 31, 2000 as amended by Form 10K/A (Amendment No. 1) filed on April 24, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Professionals Group as of December 31, 1998 incorporated in this joint proxy statement/prospectus by reference to Professionals Group's Annual Report on Form 10-K for the year ended December 31, 2000 as amended by Form 10-K/A (Amendment No. 1) filed on April 24, 2001, have been audited by KPMG LLP, independent accountants, as set forth in their report thereon which is incorporated by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

     The consolidated financial statements of Michigan Educational Employees Mutual Insurance Company (predecessor of MEEMIC Holdings), incorporated in this joint proxy statement/prospectus by reference to Professionals Group's Current Report on Form 8-K/A (Amendment No. 1) dated July 1, 1999 and filed on September 13, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Representatives of Ernst & Young LLP and PricewaterhouseCoopers LLP are expected to be present at each of the meetings. These representatives will have an opportunity to make statements if they so desire and will be available to respond to appropriate questions.

                      WHERE YOU CAN FIND MORE INFORMATION

     Medical Assurance and Professionals Group file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of those materials we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. These filings are also available at the SEC's web site at http://www.sec.gov.

     ProAssurance has filed a registration statement on Form S-4 under the Securities Act of 1933 to register the shares of ProAssurance common stock to be issued to Medical Assurance and Professionals Group shareholders in the consolidation. As allowed by the rules of the SEC, this joint proxy statement/prospectus does not contain all the information set forth in the registration statement or the exhibits to the registration statement. Such additional information may be inspected and copied as described above.

     The SEC allows us to "incorporate by reference" information into this joint proxy statement/prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their finances.

     All of the documents filed with the SEC by Medical Assurance (File No. 001-12129) pursuant to the Securities Exchange Act of 1934 since the end of its fiscal year ended December 31, 2000 are incorporated by reference in this joint proxy statement/prospectus. These documents include the following:

     - Medical Assurance's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2000.

     - All other reports filed by Medical Assurance pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by Medical Assurance's Annual Report on Form 10-K for the Year Ended December 31, 2000; and

     - The description of Medical Assurance common stock set forth in Medical Assurance's registration statement on Form 8-A filed on September 6, 1996, pursuant to Section 12(b) of the Exchange Act, and all amendments thereto or reports filed for the purpose of updating such description.

     All of the documents filed with the SEC by Professionals Group (File No. 0-21223) pursuant to the Securities Exchange Act of 1934 since the end of its fiscal year ended December 31, 2000 are incorporated by reference in this joint proxy statement/prospectus. These documents include the following:

     - Professionals Group's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2000 as amended by Form 10-K/A (Amendment No. 1) filed on April 24, 2001;

     - Professionals Group's Current Report on Form 8-K filed on April 12, 2001;

     - All other reports filed by Professionals Group pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by Professionals Group's Annual Report on Form 10-K for the Year Ended December 31, 2000 as amended by Form 10-K/A (Amendment No. 1) filed on April 24, 2001; and

     - The description of Professionals Group common stock that was incorporated by reference in Professionals Group's registration statement on Form 8-A filed on August 20, 1996 pursuant to Section 12(g) of the Exchange Act and is set forth under the captions "Description of Holding Company Capital Stock" and "Comparison of Shareholder Rights" in the final prospectus filed pursuant to Rule 424(b)(3) under the Securities Act in connection with Professionals Group's registration statement on Form S-4 (registration no. 333-3138), and all amendments thereto or reports filed for the purpose of updating such description.

     To comply with the requirements of Regulation S-X relating to its acquisition of MEEMIC Holdings, Professionals Group is also incorporating by reference in this joint proxy statement/prospectus Professionals Group's Current Report on Form 8-K/A (Amendment No. 1) dated July 1, 1999 and filed on September 13, 1999, including all of the consolidated financial statements of Michigan Educational Employees Mutual Insurance Company (predecessor of MEEMIC Holdings) included therein.

     We are also incorporating by reference additional documents that we file with the SEC under the Securities Exchange Act of 1934 between the date of this joint proxy statement/prospectus and the dates of the meetings of our shareholders.

     Medical Assurance has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Medical Assurance and Professionals Group has supplied all such information relating to Professionals Group.

     If you are a shareholder, we may have previously sent you some of the documents that are incorporated by reference, but you can obtain any of the incorporated documents by contacting us or the SEC. If you would like to request documents from us, including any documents we may subsequently file with the SEC prior to the special shareholder meetings, please do so as soon as possible so that you will receive them before your meeting. We will send you the documents incorporated by reference without charge, excluding exhibits, unless we have specifically incorporated the exhibit by reference in this joint proxy statement/prospectus.

     Shareholders may obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate party at the following addresses:

FOR MEDICAL ASSURANCE INFORMATION:         FOR PROFESSIONALS GROUP INFORMATION:
Medical Assurance, Inc.                    Professionals Group, Inc.
100 Brookwood Place                        2600 Professionals Drive
Birmingham, Alabama 35209                  Okemos, Michigan 48864
Attention: Frank B. O'Neil                 Attention: Lori A. Beachnau
(205) 877-4400                             (800) 292-1036 (Ext. 6300)

     IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, REQUESTS SHOULD BE RECEIVED BY JUNE 18, 2001.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS TO VOTE ON THE PROPOSALS DESCRIBED IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. This joint proxy statement/prospectus is dated May 7, 2001. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this joint proxy statement and prospectus to shareholders nor the issuance of ProAssurance common stock in the consolidation shall create any implication to the contrary.

     This document constitutes a prospectus of ProAssurance with respect to the shares of ProAssurance common stock to be issued to Medical Assurance and Professionals Group shareholders upon completion of the consolidation. However, this document does not cover any resales of those shares of ProAssurance common stock. No one is authorized to make use of this document in connection with any such resale.

     This document does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

                            PROASSURANCE CORPORATION

                             AUDITED BALANCE SHEETS

           December 31, 2000 and October 20, 2000 (Date of Inception)
                      with Report of Independent Auditors

                            PROASSURANCE CORPORATION

                             AUDITED BALANCE SHEETS
           DECEMBER 31, 2000 AND OCTOBER 20, 2000 (DATE OF INCEPTION)

                                    CONTENTS

Report of Independent Auditors..............................  105
Balance Sheets..............................................  106
Notes to Balance Sheets.....................................  107

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
ProAssurance Corporation

     We have audited the accompanying balance sheets of ProAssurance Corporation as of December 31, 2000 and October 20, 2000 (Date of Inception, no operations for the period from inception through December 31, 2000). These balance sheets are the responsibility of the Company's management. Our responsibility is to express an opinion on these balance sheets based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of ProAssurance Corporation at December 31, 2000 and October 20, 2000 (Date of Inception), in conformity with accounting principles generally accepted in the United States.

                                                  /s/ Ernst & Young LLP
                                          --------------------------------------

Birmingham, Alabama
February 2, 2001

                            PROASSURANCE CORPORATION

                                 BALANCE SHEETS

                                                              DECEMBER 31, 2000   OCTOBER 20, 2000
                                                              -----------------   ----------------
                                    ASSETS
Cash........................................................     $       --          $       --
                                                                 ----------          ----------
          Total assets......................................     $       --          $       --
                                                                 ==========          ==========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
          Total liabilities.................................     $       --          $       --
Stockholders' equity:
  Preferred Stock, par value $.01 per share; 50,000,000
     shares authorized; 0 shares issued.....................             --                  --
  Common Stock, par value $.01 per share; 100,000,000 shares
     authorized; 0 shares issued............................             --                  --
                                                                 ----------          ----------
          Total stockholders' equity........................             --                  --
                                                                 ----------          ----------
          Total liabilities and stockholders' equity........     $       --          $       --
                                                                 ==========          ==========

                            See accompanying notes.

                            PROASSURANCE CORPORATION

                            NOTES TO BALANCE SHEETS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

     ProAssurance Corporation (the "Company") is an insurance holding company incorporated under the laws of the State of Delaware on October 20, 2000. The Company was incorporated for the sole purpose of merging with Medical Assurance, Inc. ("MAI") and Professionals Group, Inc. ("PGI") and establishing MAI and PGI as wholly owned subsidiaries of the Company.

BASIS OF PRESENTATION

     The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date. Actual results could differ from those estimates.

                                   APPENDIX A
                            AGREEMENT TO CONSOLIDATE

     THIS AGREEMENT TO CONSOLIDATE (the "Agreement") is made and entered into this 22nd day of June, 2000 by and between Medical Assurance, Inc., a Delaware corporation ("MAI") and Professionals Group, Inc., a Michigan corporation ("PICM"). A glossary of defined terms used in this Agreement is set forth in
Section 11.17 hereof.

                                   RECITALS:

     WHEREAS, MAI is an insurance holding company which provides, through its insurance subsidiaries, medical professional liability insurance to physicians, dentists and related health care providers;

     WHEREAS, PICM is an insurance holding company which provides, through its insurance subsidiaries, medical professional liability insurance to physicians, dentists and related health care providers and personal lines insurance to educators and Michigan residents; and

     WHEREAS, MAI and PICM desire to consolidate the business of MAI and the business of PICM under one holding company pursuant to the terms and conditions hereof.

AGREEMENT

     NOW, THEREFORE, in consideration of the mutual agreements contained herein and subject to the satisfaction of the terms and conditions set forth herein, the parties, intending to be legally bound, agree as follows:

1. FORMATION OF HOLDING COMPANY AND SUBSIDIARIES

     1.1 Formation. Between the date hereof and the Closing Date (herein defined), MAI shall cause to be formed Medical and Professional Assurance, Inc., a Delaware corporation (the "Holding Company"). The Certificate of Incorporation and Bylaws of the Holding Company are attached hereto as Exhibit A and Exhibit B, respectively. In addition, MAI shall cause to be formed as wholly owned subsidiaries of the Holding Company, MAI Acquisition Corporation, Inc., a Delaware corporation ("MAI Acquisition") and PICM Acquisition Corporation, a Michigan corporation ("PICM Acquisition"). Prior to the Closing Date, none of the Holding Company, MAI Acquisition and PICM Acquisition shall engage in any business activities other than those business activities that are expressly provided for in this Agreement or are necessary to complete the transactions provided for in this Agreement.

     1.2 Issuance of Stock. Until the Closing Date as herein contemplated, no shares of stock of the Holding Company shall be issued. MAI Acquisition and PICM Acquisition shall each have authorized 1,000 shares of common stock, par value $1.00 per share, all of which shall be issued to and held by the Holding Company.

     1.3 Board of Directors. MAI shall be entitled to elect the initial members of the Board of Directors and initial officers of the Holding Company and MAI Acquisition, and PICM shall be entitled to elect the members of the Board of Directors and officers of PICM Acquisition. The initial Board of Directors of the Holding Company shall be comprised by three directors divided into three classes as provided in the By-Laws attached hereto as Exhibit B.

     1.4 The Holding Company Post Closing Board of Directors and Officers.

          (a) MAI and PICM agree that immediately prior to the Closing Date, MAI shall cause the initial Board of Directors of the Holding Company to be expanded to eleven (11) directors and shall cause the initial Board of Directors of the Holding Company to elect eight (8) additional directors nominated by MAI and PICM to fill the vacancies created on the Holding Company's Board of

     Directors as herein provided. The Board of Directors of the Holding Company shall be comprised of three (3) classes designated as Class I, Class II and Class III. Class I and Class II shall each have four (4) directors and Class III shall have three (3) directors. PICM shall nominate three (3) directors with one (1) of such nominees to serve in each of Class I, Class II and Class III (the "PICM Director Nominees"). MAI shall nominate eight
     (8) directors (including those on the initial Board of Directors) to fill the vacancies in each of Class I, Class II and Class III. The term of the Class I Directors shall continue until the first annual meeting of the stockholders of the Holding Company after the Closing Date and their successors are elected and qualified; the term of the Class II Directors shall continue until the second annual meeting of the stockholders of the Holding Company after the Closing Date and their successors are elected and qualified; and the term of the Class III Directors shall continue until the third annual meeting of the Holding Company after the Closing Date and their successors are elected and qualified. The directors of the Holding Company shall be elected prior to the Closing Date, and it shall be a condition that each person nominated to serve as a director of the Holding Company consent to be named as a director in the Registration Statement as required by the Securities Act of 1933, as amended (the "1933 Act") and the rules and regulations promulgated thereunder.

          (b) Prior to the annual meeting of stockholders of the Holding Company at which the first term of each of the PICM Director Nominees will expire (each, a "First Term"), the then PICM Directors (herein defined) shall, by majority vote, nominate a person for election at said annual meeting to fill the vacancy in the Board of Directors of the Holding Company to be created upon the expiration of such First Term (the "Board Vacancy"). In such event, and notwithstanding anything to the contrary in the By-Laws of the Holding Company, the Nominating Committee of the Board of Directors of the Holding Company and the Board of Directors of the Holding Company shall nominate the person so selected by the PICM Directors (the "Selected Person") for election at said annual meeting to fill the Board Vacancy, provided the Selected Person (i) consents to being named as a director in the proxy statement of the Holding Company for said annual meeting and to serving as a director of the Holding Company if elected and (ii) provides such information relating to him or her as is required to be disclosed in such proxy statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "1934 Act"). The Board of Directors of the Holding Company shall recommend to the shareholders of the Holding Company that they vote for the election of the Selected Person as a director of the Holding Company in such proxy statement. With respect to such Board Vacancy, neither the Nominating Committee of the Board of Directors of the Holding Company nor the Board of Directors of the Holding Company shall either nominate any person other than the Selected Person for election to the Board Vacancy or solicit proxies in favor of the election of any person other than the Selected Person to the Board Vacancy. In the event that a vacancy on the Board of Directors of the Holding Company occurs by reason of the death, resignation or removal of any PICM Director, the then remaining PICM Directors, if any, shall, by majority vote, nominate a person for election by the Board of Directors of the Holding Company to fill said vacancy for the remainder of the term of such PICM Director. In such event, and notwithstanding anything to the contrary in the By-Laws of the Holding Company, the Board of Directors of the Holding Company shall elect the person so nominated by the PICM Directors (the "Replacement PICM Director") to fill the vacancy so created on the Board of Directors of the Holding Company. As used in this Agreement, "PICM Directors" means the PICM Director Nominees, the Selected Persons after election to the Board of Directors of the Holding Company, and each Replacement PICM Director, if any. Except as otherwise expressly provided in this Section 1.4, all directors of the Holding Company shall be nominated by the Nominating Committee of the Board of Directors of the Holding Company or the Board of Directors of the Holding Company as provided in the By-Laws of the Holding Company.

     1.5 Officers. Immediately prior to the Closing Date, MAI shall cause the Board of Directors of the Holding Company to elect A. Derrill Crowe, M.D. as Chairman of the Board, Chief Executive Officer and President, and Victor T. Adamo as Vice Chairman and Vice President. The Board of Directors elected pursuant to Section 1.4 shall elect the other officers of the Holding Company prior to filing the
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Registration Statement as contemplated in Section 7.5 hereof. The officers of the Holding Company shall serve at the pleasure of the Board of Directors, subject to any limitations or restrictions in any employment or other agreement approved by the Board of Directors.

     1.6 Insurance Operations. The insurance operations of MAI and PICM shall operate as distinct insurance operating groups as of the Closing Date. It is the intention of the parties, subject to any applicable tax and operating constraints, to conduct insurance operations in Alabama, West Virginia, Florida, Missouri, Georgia, Mississippi and other Southern States through MAI; and, to conduct insurance operations in Michigan (including the insurance operations of "MEEMIC" (as hereinafter defined)), Ohio, Illinois, Indiana, Kentucky, Pennsylvania, New Jersey and other Northern States through PICM. As of the Closing Date, A. Derrill Crowe, M.D. shall be the Chief Executive Officer of the insurance operations conducted through MAI and Victor T. Adamo shall be the Chief Executive Officer of the insurance operations conducted through PICM. The Board of Directors of the Holding Company may, after the Closing Date, modify or change the operating structure and the responsibilities of PICM and MAI and their respective officers and employees if the Board of Directors in the exercise of its business judgment and fiduciary duty determines such modification or change to be in the interest of its stockholders or the policyholders of its subsidiaries.

     1.7 Advisory Committees. Until December 31, 2002, PICM, MAI and Holding Company shall cause ProNational Insurance Company, or its successors (if any), to maintain the Florida Regional Advisory Board of ProNational Insurance Company and the Michigan Regional Advisory Board of ProNational Insurance Company (collectively, the "PICM Advisory Committees"). The members of the PICM Advisory Committees shall consist of those persons who are members thereof on the date of this Agreement and such other persons who are appointed to the PICM Advisory Committees after the date of this Agreement. The PICM Advisory Committees shall provide advice as to underwriting and claims matters regarding medical professional liability insurance. Except for compensation pursuant to consulting agreements described in Section 5.16(c) of the PICM Disclosure Schedule, the Board of Directors of the Holding Company shall fix the compensation of the PICM Advisory Committees.

2. THE MAI PLAN OF MERGER

     2.1 The MAI Merger. At the MAI Effective Time (as herein defined), MAI Acquisition shall be merged with and into MAI (the "MAI Merger") in accordance with the MAI Plan of Merger as set forth in this Section 2, and the MAI Merger shall have the effect provided for in Section 251 of the General Corporation Law of the State of Delaware. MAI shall be the surviving corporation of the MAI Merger and shall continue to exist and to be governed by the laws of the State of Delaware. The corporate existence and identity of MAI, with its purposes and powers, shall continue unaffected and unimpaired by the MAI Merger, and MAI shall succeed to and be fully vested with the corporate existence and identity of MAI Acquisition. The separate corporate existence and identity of MAI Acquisition from MAI shall cease upon the MAI Effective Time.

     2.2 Name of Surviving Corporation. The name of the surviving corporation shall be "Medical Assurance, Inc."

     2.3 Certificate of Incorporation. At the MAI Effective Time, the Certificate of Incorporation of the surviving corporation of the MAI Merger shall be that of MAI immediately before the MAI Merger.

     2.4 Bylaws. Immediately after the MAI Effective Time, the Bylaws of the surviving corporation of the MAI Merger shall be those of MAI immediately before the MAI Merger.

     2.5 Directors. Immediately after the MAI Effective Time, the Board of Directors of MAI Acquisition shall be the Board of Directors of the surviving corporation (who will serve on the Board of Directors until their successors are elected and qualified).

     2.6 Officers. The officers of MAI Acquisition shall be the officers of the surviving corporation of the MAI Merger to serve until their successors are duly elected and qualified.

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

     2.7 MAI Acquisition Shares. At the MAI Effective Time, each share of common stock of MAI Acquisition, par value $1.00 per share, issued and outstanding immediately before the MAI Effective Time shall by virtue of the MAI Merger and without any action on the part of the holder thereof be automatically converted into one (1) share of common stock., par value $1.00 per share of MAI. It is the intention of the parties that, immediately after the MAI Effective Time, the Holding Company shall continue to own all of the issued and outstanding shares of common stock, par value $1.00 per share, of MAI as the surviving corporation of the MAI Merger.

     2.8 Conversion of MAI Stock.

          (a) Each issued and outstanding share of common stock, par value $1.00 per share, of MAI ("MAI Common Stock") outstanding immediately prior to the MAI Effective Time, including MAI Common Stock that is owned by an MAI Subsidiary shall, by virtue of the MAI Merger and without any action on the part of the holder thereof, automatically be converted ("MAI Merger Consideration") into one (1) share of common stock, par value $0.01 per share, of the Holding Company (the "Holding Company Common Stock"). Each share of MAI Common Stock that is owned by MAI (other than stock that is owned by MAI in a fiduciary capacity) shall automatically be cancelled and retired and shall cease to exist, and no MAI Merger Consideration shall be delivered in exchange therefor.

          (b) As a result of the MAI Merger, the Holding Company should have more than 2,000 holders of shares of Holding Company Common Stock, and the Holding Company Common Stock should be registered under the 1934 Act and listed on the New York Stock Exchange. MAI agrees to assert that no holder of shares of MAI Common Stock shall be entitled to demand payment for and appraisal of his or her shares of MAI Common Stock under Section 262 of the General Corporation Law of the State of Delaware (the "Delaware Dissenters' Statute") by reason of Section 262(b) of the Delaware Dissenters' Statute. If, notwithstanding anything in this Agreement to the contrary, a holder of shares of MAI Common Stock issued and outstanding immediately prior to the MAI Effective Time exercises his rights under the Delaware Dissenters' Statute, such shares of MAI Common Stock shall not be converted into a right to receive any shares of the Holding Company Common Stock unless such holder fails to perfect, or is otherwise determined to be not entitled to any right to such payment or appraisal. If, after the MAI Effective Time, such holder fails to perfect, or is otherwise not entitled to any right to such appraisal, each such holder shall then be entitled to receive one share of the Holding Company Common Stock for each share of MAI Common Stock held by such holder.

     2.9 Rights of Former MAI Stockholders. At the MAI Effective Time, the stock transfer books of MAI shall be closed as to holders of MAI Common Stock immediately prior to the MAI Effective Time, and no transfer of MAI Common Stock by any such holder shall thereafter be made or recognized. At the MAI Effective Time, each certificate theretofore representing shares of MAI Common Stock, other than shares as to which dissenters' rights of appraisal, if any, have been perfected as provided in Section 2.8(b) of this Agreement, shall from and after the MAI Effective Time represent for all purposes only the right to receive the Holding Company Common Stock as provided in Section 2.8(a) of this Agreement in exchange therefor. To the extent permitted by law, former stockholders of record of MAI Common Stock shall be entitled to vote after the MAI Effective Time at any meeting of the Holding Company stockholders the number of shares of the Holding Company Common Stock into which their respective shares of MAI Common Stock are converted, regardless of whether such holders have exchanged their certificates for MAI Common Stock for certificates representing the Holding Company Common Stock.

     2.10 MAI Effective Time. As used in this Agreement, "MAI Effective Time" shall mean the date upon which a Certificate of Merger is issued by the Secretary of State of Delaware. The Certificate of Merger shall be filed as soon a practicable after the Closing as provided in Section 9.4 hereof.

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

     2.11 MAI Stock Options.

          (a) Section 6.3 of the MAI Disclosure Schedule contains a list of each stock option issued by MAI outstanding on the date of this Agreement (collectively, the "MAI Stock Options") to purchase MAI Common Stock heretofore granted pursuant to the MAI Incentive Compensation Stock Plan (the "MAI Stock Option Plan"). The MAI Disclosure Schedule also sets forth with respect to each MAI Stock Option the option exercise price, the number of shares subject to the option, the dates of grant, vesting, exercisability and expiration of the option and that the option is either an incentive or a nonqualified stock option.

          (b) All MAI Stock Options to acquire shares of MAI Common Stock issued and outstanding at the MAI Effective Time shall be assumed by the Holding Company at the MAI Effective Time and, except as provided below, shall be continued in accordance with their terms and conditions as in effect immediately prior to the MAI Effective Time. The holder of each MAI Stock Option shall have the right to acquire, on the same terms and conditions as such option, at and after the MAI Effective Time, and pursuant to any applicable option plan or agreement, a number of shares of Holding Company Common Stock issuable upon exercise of such option equal to the number of shares of MAI Common Stock such holder would have been entitled to receive prior to the MAI Effective Time. The exercise price per share of the Holding Company Common Stock at which such option is exercisable shall be the amount of the exercise price per share of MAI Common Stock at which such option is exercisable immediately prior to the MAI Effective Time.

3. THE PICM PLAN OF MERGER

     3.1 The PICM Merger. At the PICM Effective Time (as herein defined), PICM Acquisition shall be merged with and into PICM (the "PICM Merger") in accordance with the PICM Plan of Merger set forth in this Section 3, and the PICM Merger shall have the effect provided for in Section 450.1701 of the Michigan Business Corporation Act. PICM shall be the surviving corporation of the PICM Merger and shall continue to exist and to be governed by the laws of the State of Michigan. The corporate existence of and identity of PICM, with its purposes and powers, shall continue unaffected and unimpaired by the PICM Merger, and PICM shall succeed to and be fully vested with the corporate existence and identity of PICM Acquisition. The separate corporate existence and identity of PICM Acquisition from PICM shall cease upon the PICM Effective Time (as herein defined).

     3.2 Name of Surviving Corporation. The name of the surviving corporation of the PICM Merger shall be "Professionals Group, Inc."

     3.3 Articles of Incorporation. At the PICM Effective Time, the Articles of Incorporation of the surviving corporation of the PICM Merger shall be that of PICM immediately before the PICM Merger.

     3.4 Bylaws. Immediately after the PICM Effective Time, the ByLaws of the surviving corporation of the PICM Merger shall be those of PICM immediately before the PICM Merger.

     3.5 Directors. Immediately after the PICM Effective Time, the Board of Directors of PICM Acquisition shall be the Board of Directors of the surviving corporation (who will serve on the Board of Directors of PICM until their successors are elected and qualified).

     3.6 Officers. The officers of PICM Acquisition shall be the officers of the surviving corporation of the PICM Merger to serve until their successors are duly elected and qualified.

     3.7 PICM Acquisition Shares. At the PICM Effective Time, all of the one thousand (1,000) shares of common stock of PICM Acquisition, par value $1.00 per share, issued and outstanding prior to the PICM Effective Time shall by virtue of the PICM Merger and without any action on the part of the holder thereof be automatically converted into one (1) share of PICM Common Stock. It is the intention of the parties that, immediately after the PICM Effective Time, the Holding Company shall continue to own all of the issued and outstanding shares of common stock, no par value per share, of PICM as the surviving corporation of the PICM Merger.

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

     3.8 Conversion of PICM Stock.

          (a) Except as otherwise provided herein and subject to the provisions of Section 3.9 and Section 3.10 below, each holder of the shares of the common stock of PICM, no par value ("PICM Common Stock") shall have the right to elect to have each of such holder's shares converted as of the PICM Effective Time into either of the following ("PICM Merger Consideration"):

             (i) the right to receive shares of the Holding Company Common Stock and cash, as herein determined, having a combined value of $26.00 for a share of PICM Common Stock ("Stock Election"), subject to adjustment under subparagraph (iv) below, and payable as follows:

                A. $12.00 in cash; and

                B. Such number of shares of the Holding Company Common Stock and/or fractional shares thereof as will have a Market Value of $14.00; or

             (ii) the right to receive $26.00 in cash for a share of PICM Common Stock (the "Cash Election") subject to adjustment under subparagraph
        (iv) below.

             (iii) For purposes of this Agreement, the term "Market Value" shall refer to an amount equal to the arithmetic average of the last reported sale prices of one share of MAI Common Stock as reported on the New York Stock Exchange during the twenty (20) trading days ending on the date of the meeting of the stockholders to be held in accordance with Section 7.6(a) hereof (the "Market Value Calculation Period"); provided, however, that if the Market Value Calculation Period would otherwise include any trading days from the month of December 2000, such December 2000 trading days shall be excluded from the Market Value Calculation Period and shall be replaced with a corresponding number of the most recent trading days in the month of November 2000 that would not otherwise be included in the Market Value Calculation Period.

             (iv) (A) The PICM Merger Consideration payable under either subparagraph (i)(A) or (ii) above shall be subject to adjustment (the "Adjustment") to the extent that the aggregate market value of the "Portfolio Assets" (as defined below) of PICM and its consolidated subsidiaries at December 31, 1999, is greater or less than the pro forma value of the Portfolio Assets at the end of the second-to-last calendar month preceding the Closing Date (the "Valuation Date"). For purposes of this Section the "Portfolio Assets" shall mean and include all assets required by Financial Accounting Standards Board Statement 115 to be valued at market on the consolidated balance sheet of PICM and its consolidated subsidiaries at December 31, 1999. PICM represents that a complete and accurate listing of the "Portfolio Assets" is reflected on Schedule D, Parts 1 and 2 (exclusive of common stock held in affiliates) of the "PICM Insurance Subsidiaries Statutory Financial Statements" (as hereinafter defined) at December 31, 1999, and in Section 3.8(a)(iv) of the PICM Disclosure Schedule (as hereinafter defined).

                (B) The amount of the Adjustment on a per share basis shall be determined as follows:

                    (1) First, the Portfolio Assets shall be divided into two
               groups (x) the Portfolio Assets that are sold, redeemed or disposed after December 31, 1999, and prior to the Valuation Date (the "Disposed Assets"); and (y) the remaining Portfolio Assets (the "Retained Assets").

                    (2) Second, the market value of the Retained Assets shall be determined as of December 31, 1999, and as of the Valuation Date. The market value of the Retained Assets as of the Valuation Date shall be subtracted from the market value of the Retained Assets as of December 31, 1999.

                    (3) Third, the market value of the Disposed Assets shall be determined as of December 31, 1999, and the aggregate amount of proceeds received on the sale, redemption or other disposition of the Disposed Assets shall be determined (exclusive

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

               of amounts attributable to accrued and unpaid interest and referred to herein as "Sale Proceeds"). The aggregate amount of Sale Proceeds of the Disposed Assets shall be subtracted from the market value of the Disposed Assets at December 31, 1999.

                    (4) Fourth, the positive or negative difference determined in (2) above shall be added to an amount equal to the amount by which the difference determined in (3) above exceeds $2,000,000 either in the positive or negative. If the aforesaid sum is negative, the sum shall be adjusted to reflect net after tax charges using a tax rate of 34%; or if the aforesaid sum is positive, it shall be adjusted to reflect the net after tax (benefits) using a tax rate of 34%.

                    (5) Fifth, the sum determined in (4) above as adjusted to
               reflect the net after tax charges (benefits) shall be divided by 8,924,909 in order to determine the "Per Share Adjustment." If the sum in (4) above is negative, the PICM Merger Consideration in (i)(A) or (ii) shall be increased by the Per Share Adjustment; and if the sum in (4) above is positive, the PICM Merger Consideration in (i)(A) or (ii) shall be decreased by the Per Share Adjustment.

                (C) For purposes of this section, the market value of the Portfolio Assets at December 31, 1999, and the market value of the Retained Assets at the Valuation Date shall be determined according to Interactive Data Corporation Valuation Service.

          (b) Subject to the provisions of Section 3.9 below, if no election is made as to the PICM Merger Consideration to be received with respect to any shares of PICM Common Stock, the holder of the PICM Common Stock will be deemed to have made a Stock Election pursuant to Section 3.8(a)(i) above.

          (c) Each share of PICM Common Stock that is owned by PICM or any PICM Subsidiary (other than in a fiduciary capacity) shall automatically be cancelled and retired and shall cease to exist, and no PICM Merger Consideration shall be delivered in exchange therefor.

     3.9 Minimum Stock Requirement. In no event shall the value of the shares of the Holding Company Common Stock issued in exchange for the outstanding shares of PICM Common Stock be less than 10% of the value of the total PICM Merger Consideration (the "Minimum Stock Requirement"). If the Exchange Agent (as defined in Section 4.1 hereof) has not received properly made Forms of Election (as defined in Section 4.3(a)(ii) herein) pursuant to which the holders of PICM Common Stock have not made Stock Elections that will entitle the holders of PICM Common Stock to receive the Minimum Stock Requirement, then the Exchange Agent shall select such additional number of Cash Elections in the order last received by the Exchange Agent, which if converted to Stock Elections, would entitle the holders of PICM Common Stock to receive shares of the Holding Company Common Stock that would satisfy the Minimum Stock Requirement when added to shares of the Holding Company Common Stock issued pursuant to the Stock Elections then held by the Exchange Agent. Such Cash Elections made by the holders of PICM Common Stock shall be converted into Stock Elections.

     3.10 Fractional Shares. No certificates or scrip representing a fractional share of the Holding Company Common Stock shall be issued upon the surrender of PICM Common Stock certificates for exchange; no dividend or distribution with respect to the Holding Company Common Stock shall be payable on or with respect to any fractional share; and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of the Holding Company. In lieu of any such fractional share, the Holding Company shall pay to each former holder of PICM Common Stock who otherwise would be entitled to receive a fractional share of Holding Company Common Stock an amount in cash determined by multiplying (a) Market Value by (b) the fractional share of Holding Company Common Stock to which such holder would otherwise be entitled.

     3.11 PICM Effective Date; PICM Effective Time. As used in this Agreement, "PICM Effective Time" shall mean the date upon which Articles of Merger are filed with the Michigan Secretary of State. The Articles of Merger shall be filed as soon as practicable after the Closing and prior to the Effective
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

Date as provided in Section 9.4 hereof. It is intended that the MAI Effective Time and the PICM Effective Time will be simultaneous or as close in time as practicable under the circumstances.

     3.12 Stock Options.

          (a) Section 5.4 to the PICM Disclosure Schedule contains a list of each stock option issued by PICM outstanding on the date of this Agreement (collectively, the "PICM Stock Options") to purchase PICM Common Stock heretofore granted pursuant to the PICM Long Term Incentive Plan (the "PICM LTIP") and the PICM 1996 Non-Employee Directors Stock Option Plan (the "PICM Director Option Plan," and together with the PICM LTIP, the "PICM Option Plans"). The PICM Disclosure Schedule also sets forth with respect to each PICM Stock Option the option exercise price, the number of shares subject to the option, the date granted, vesting, exercisability and expiration of the option and indicates whether the option is either an incentive or a nonqualified stock option.

          (b) All PICM Stock Options to acquire shares of PICM Common Stock issued and outstanding at the PICM Effective Time shall be assumed by the Holding Company, and except as provided below shall be continued in accordance with their terms and conditions as in effect immediately prior to the PICM Effective Time. The holder of each PICM Stock Option shall have the right to acquire, on the same terms and conditions as such option, at and after the PICM Effective Time, and pursuant to any applicable option plan or agreement, a number of shares of Holding Company Common Stock at an exercise price as determined below:

             (i) Each share of PICM Common Stock subject to an outstanding PICM Stock Option at the PICM Effective Time shall be converted into shares of the Holding Company Common Stock using a conversion ratio determined by dividing $26.00 plus or minus the Per Share Adjustment (as defined in Section 3.8(a)(iv) hereof) by the Market Value. The number of shares subject to a PICM Stock Option granted to an individual on a particular date shall be multiplied by said conversion ratio to determine the number of shares of Holding Company Common Stock subject to said PICM Stock Option; provided that all fractional shares resulting from such determination shall be eliminated.

             (ii) The exercise price for the shares of Holding Company Common Stock subject to a PICM Stock Option granted to an individual on a particular date shall be determined by dividing the conversion ratio as determined in subparagraph (i) above into the exercise price of the shares of PICM Common Stock subject to said PICM Stock Option immediately prior to the PICM Effective Time.

             (iii) The PICM Stock Option Plans shall at the PICM Effective Time be amended to reserve for issuance pursuant to the PICM Stock Options assumed by the Holding Company, the number of shares of Holding Company Common Stock subject to the PICM Stock Options after the PICM Effective Time.

4. EXCHANGE PROCEDURES

     4.1 Exchange Agent. Prior to the mailing of the Joint Proxy Statement (as defined in Section 7.1(a) hereof), the Holding Company shall appoint a bank or trust company to act as an exchange agent (the "Exchange Agent") for the payment of the PICM Merger Consideration and the MAI Merger Consideration. MAI shall cause the Holding Company to pay the charges and expenses of the Exchange Agent.

     4.2 MAI Exchange Procedure. Promptly after the MAI Effective Time, the Exchange Agent shall mail to each person who was a record holder of the MAI Common Stock at the MAI Effective Time, instructions for use in effecting the surrender and exchange of the certificate(s) representing shares of MAI Common Stock to the Exchange Agent. Upon the surrender of a certificate for shares of MAI Common Stock to the Exchange Agent in accordance with such instructions, the Exchange Agent shall issue and deliver a certificate for the same number of shares of the Holding Company Common Stock as were evidenced by the certificate(s) for shares of MAI Common Stock surrendered, to the holder of said certificate (or any transferee of said certificate in accordance with instruction provided by the Exchange Agent). Until surrendered and exchanged as herein provided, each outstanding certificate which immediately before the MAI Effective Time represented shares of MAI Common Stock shall be deemed to evidence ownership of the number of shares of the Holding Company Common Stock into which the shares of MAI Common Stock represented by such certificate have been exchanged in accordance with the MAI Merger.

     4.3 PICM Exchange Procedures.

          (a) PICM Common Stock Elections

             (i) Each record holder of shares of PICM Common Stock at the PICM Effective Time will be entitled to make a Stock Election or Cash Election (the "Election") with respect to all or any portion of his shares of PICM Common Stock on the basis hereinafter set forth.

             (ii) Promptly after the PICM Effective Time, the Exchange Agent shall prepare and mail a form of election, which form shall be subject to the reasonable approval of PICM (the "Form of Election"), to the record holders of PICM Common Stock as of the PICM Effective Time, which Form of Election shall be used by each record holder of shares of PICM Common Stock to make his or her Election(s) with respect to any or all of the shares of PICM Common Stock held by such holder, subject to the provisions of Section 3.9 hereof. Any such holder's Election shall have been properly made only if the Exchange Agent shall have received a properly completed and executed Form of Election at its designated office, by 5:00 p.m. on a date specified in the Form of Election not less than ten (10) days nor more than forty-five (45) days after the PICM Effective Time (the "Election Date"). The Form of Election must be accompanied by certificates for the shares of PICM Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of PICM (or by an appropriate guarantee of delivery of such certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the New York Stock Exchange or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Exchange Agent within five New York Stock Exchange trading days after the date of execution of such guarantee of delivery). Any Form of Election may be revoked by the record holder submitting a new Form of Election to the Exchange Agent prior to 5:00 p.m., Detroit, Michigan time, on the Election Date.

             (iii) The determination of the Exchange Agent shall be binding as to whether or not Elections have been properly made or revoked pursuant to this Section 4.3 with respect to shares of PICM Common Stock and as to when elections and revocations were received by it. If the Exchange Agent determines that any Election was not properly made with respect to shares of PICM Common Stock, such shares shall be treated by the Exchange Agent as if a Stock Election were made with respect to such shares, and such shares shall be exchanged in the PICM Merger for stock and cash pursuant to Section 3.8(a)(i). The Exchange Agent shall also make all computations as to the allocation contemplated by Section 3.9, and any such computation shall be conclusive and binding on the holders of shares of PICM Common Stock. The Exchange Agent may, with the mutual agreement of MAI and PICM, make such rules as are consistent with this
        Section 4.3(a) for the implementation of the Elections provided for herein as shall be necessary or desirable fully to effect such Elections.

          (b) To the extent required by Section 3.10 of this Agreement, each holder of shares of PICM Common Stock issued and outstanding at the PICM Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of the Holding Company Common Stock to which such holder may be otherwise entitled (without interest). Neither the Holding Company nor the surviving corporation of the PICM Merger shall be obligated to deliver the PICM Merger Consideration to which any former holder of PICM Common Stock is entitled as a result of the PICM Merger until such holder surrenders his certificate or certificates representing the shares of PICM Common Stock for exchange as provided in this Section 4.3. Any other provision of this Agreement notwithstanding, neither the Holding Company, the surviving corporation of the PICM Merger, nor the Exchange Agent shall be liable to a holder of PICM Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property law.

          (c) At the PICM Effective Time, the stock transfer books of PICM shall be closed as to holders of PICM Common Stock immediately prior to the PICM Effective Time, and no transfer of PICM Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of this Section 4.3, each certificate theretofore representing shares of PICM Common Stock shall from and after the PICM Effective Time represent for all purposes only the right to receive the PICM Merger Consideration provided in this Agreement in exchange therefor. To the extent permitted by law, former stockholders of record of PICM Common Stock shall be entitled to vote after the PICM Effective Time at any meeting of the Holding Company stockholders the number of shares of the Holding Company Common Stock into which their respective shares of PICM Common Stock are converted, regardless of whether such holders have exchanged their certificates for PICM Common Stock for certificates representing the Holding Company Common Stock.

     4.4 Dividends and Other Distributions.

          (a) Whenever a dividend or other distribution is declared on the Holding Company Common Stock, the record date for which is at or after the PICM Effective Time, the declaration shall include dividends or other distributions on all shares of the Holding Company Common Stock issuable pursuant to Stock Elections made by holders of PICM Common Stock under this Agreement. Notwithstanding the preceding sentence, any person holding any certificate for PICM Common Stock after the PICM Effective Time shall not be entitled to receive any dividend or other distribution payable after the PICM Effective Time to holders of the Holding Company Common Stock, which dividend or other distribution is attributable to such person's PICM Common Stock until such person surrenders said certificate for PICM Common Stock for exchange as provided in Section 4.3 of this Agreement. However, upon surrender of such certificate, both the Holding Company Common Stock certificate (together with all such undelivered dividends or other distributions, without interest) and the cash payments shall be delivered and paid (without interest) with respect to each share represented by such certificate for PICM Common Stock.

          (b) Whenever a dividend or other distribution is declared on the Holding Company Common Stock, the record date for which is at or after the MAI Effective Time, the declaration shall include dividends or other distributions on all shares of the Holding Company Common Stock issuable to holders of MAI Common Stock pursuant to this Agreement. Notwithstanding the preceding sentence, any person holding any certificate for MAI Common Stock at or after the MAI Effective Time shall not be entitled to receive any dividend or other distribution payable after the MAI Effective Time to holders of the Holding Company Common Stock, which dividend or other distribution is attributable to such person's MAI Common Stock until such person surrenders said certificate for MAI Common Stock for exchange as provided in Section 4.2 of this Agreement. However, upon surrender of such certificate, both the Holding Company Common Stock certificates (together with all such undelivered dividends or other distributions, without interest) and any undelivered cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate for MAI Common Stock.

     4.5 Lost or Stolen Certificates. If any holder of PICM Common Stock or MAI Common Stock convertible into the right to receive shares of the Holding Company Common Stock and/or cash is unable to deliver the certificate which represents such shares, the Exchange Agent, in the absence of actual notice that any such shares have been acquired by a bona fide purchaser, shall deliver to such holder the PICM Merger Consideration or MAI Merger Consideration, as applicable, to which the holder is entitled for such shares upon presentation of the following: (a) evidence to the reasonable satisfaction of the Holding Company that any such certificate has been lost, wrongfully taken or destroyed; (b) such security or indemnity as may be reasonably requested by the Holding Company to indemnify and hold the Holding Company and the Exchange Agent harmless; and (c) evidence satisfactory to the Holding Company that such person is the owner of the shares theretofore represented by each certificate claimed by the holder to be lost, wrongfully taken or destroyed and that the holder is the person who would be entitled to present such certificate for exchange pursuant to this Agreement.

     4.6 PICM Exchange Fund.

          (a) Prior to the PICM Effective Time, MAI shall cause the Holding Company to deposit with the Exchange Agent (or otherwise make available to the reasonable satisfaction of PICM and the Exchange Agent), for the benefit of the holders of shares of PICM Common Stock, for exchange through the Exchange Agent, the cash and certificates representing shares of the Holding Company Common Stock representing the PICM Merger Consideration (such cash and shares of the Holding Company Common Stock together with any dividends or distributions with respect to such shares with a record date after the PICM Effective Time and any cash payable in lieu of any fractional shares pursuant to this Agreement being hereinafter referred to as the "PICM Exchange Fund") payable and issuable pursuant to this Agreement in exchange for outstanding shares of PICM Common Stock. No interest will be paid or will accrue on any cash payable to holders of PICM Common Stock pursuant to the provisions of this Agreement.

          (b) Any portion of the PICM Exchange Fund that remains undistributed to the holders of PICM Common Stock for six months after the PICM Effective Time shall be delivered to the Holding Company, upon demand, and any holders of PICM Common Stock who have not theretofore complied with this Agreement shall thereafter look only to the Holding Company for payment of their claim for any cash, any shares of the Holding Company Common Stock, any cash in lieu of fractional shares and any dividends or distributions with respect to the Holding Company Common Stock.

          (c) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Holding Company, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Holding Company.

          (d) The Holding Company or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of PICM Common Stock such amounts as the Holding Company or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by the Holding Company or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of PICM Common Stock in respect of which such deduction and withholding was made by the Holding Company or the Exchange Agent.

     4.7 MAI Exchange Fund.

          (a) Prior to the MAI Effective Time, MAI shall cause the Holding Company to deposit with the Exchange Agent (or otherwise make available to the reasonable satisfaction of MAI and the Exchange Agent), for the benefit of the holders of shares of MAI Common Stock, for exchange through the Exchange Agent, the certificates representing shares of the Holding Company Common Stock representing the MAI Merger Consideration (such shares of the Holding Company Common Stock together with any dividends or distributions with respect to such shares with a record date after the MAI Effective Time and any cash payable in lieu of any fractional shares pursuant to this Agreement being hereinafter referred to as the "MAI Exchange Fund") payable and issuable pursuant to this Agreement in exchange for outstanding shares of MAI Common Stock. No interest will be paid or will accrue on any cash payable to holders of MAI Common Stock pursuant to the provisions of this Agreement.

          (b) Any portion of the MAI Exchange Fund that remains undistributed to the holders of MAI Common Stock for six months after the MAI Effective Time shall be delivered to the Holding Company, upon demand, and any holders of MAI Common Stock who have not theretofore complied with this Agreement shall thereafter look only to the Holding Company for payment of their claim for any shares of the Holding Company Common Stock, any cash in lieu of fractional shares and any dividends or distributions with respect to the Holding Company Common Stock.

          (c) The Exchange Agent shall invest any cash included in the MAI Exchange Fund, as directed by the Holding Company, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Holding Company.

          (d) The Holding Company or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of MAI Common Stock such amounts as the Holding Company or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by the Holding Company or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of MAI Common Stock in respect of which such deduction and withholding was made by the Holding Company or the Exchange Agent.

     5. Representations and Warranties of PICM. PICM represents and warrants to MAI that the statements contained in this Section 5 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date was substituted for the date of this Agreement throughout this Section 5), except (i) as set forth in the disclosure schedule delivered by PICM to MAI on the date hereof and initialed by the parties (the "PICM Disclosure Schedule"), or (ii) for any changes to the PICM Disclosure Schedule that are disclosed by PICM to MAI in accordance with Section 8.6(a), or (iii) to the extent such representations and warranties speak as of an earlier date. MAI understands that any representation and warranty of PICM in this Section 5 that relates to either (x) Physicians Protective Trust Fund with respect to periods ending, and/or events, matters or things occurring, prior to July 1, 1998, or (y) MEEMIC Holdings, Inc. ("MEEMIC") and its consolidated subsidiaries or Michigan Educational Employees Mutual Insurance Company and its consolidated subsidiary with respect to periods ending, and/or events, matters or things occurring, prior to July 1, 1999, shall be deemed to be only to the knowledge of PICM, provided that PICM shall be responsible for the truth and accuracy of all representations and warranties in accordance with the respective terms for all purposes of this Agreement, including without limitation, Section 8.6 and Section 9.3(a) hereof. Nothing in the PICM Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the PICM Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. The PICM Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 5 provided (i) that each exception set forth in the PICM Disclosure Schedule shall be deemed disclosed for purposes of all representations and warranties if such exception is contained in a section of the PICM Disclosure Schedule corresponding to a Section in this Section 5, (ii) that no such exception is required to be set forth in the PICM Disclosure
Schedule if its absence would not result in the related representation or warranty being deemed untrue, incorrect or incomplete under the standard established by Section 8.10(c), and (iii) the mere inclusion of an exception in the PICM Disclosure Schedule shall not be deemed an admission by PICM that such exception represents a material fact, event or circumstance or would result in a material adverse effect or material adverse change.

     5.1 Organization, Qualification and Corporate Power. PICM is a Michigan corporation duly organized, validly existing and in good standing under the laws of the state of Michigan. PICM has the corporate power to own its property and to carry on its business as presently conducted.

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

     5.2 Subsidiaries.

          (a) Section 5.2(a) of the PICM Disclosure Schedule sets forth the name and state of incorporation or organization of each subsidiary of PICM (the "PICM Subsidiaries"). Each of the PICM Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the corporate power to carry on its business as it is now being conducted. For purposes of this Agreement, the term "Subsidiary" or "Subsidiaries" shall mean any and all corporations or other entities in which a party has direct or indirect beneficial ownership (as defined in Rule 13d-3 of the Securities and Exchange Commission (the "SEC")) of a majority of the voting stock or other equity interest of such entity.

          (b) Section 5.2(b) of the PICM Disclosure Schedule identifies the PICM Subsidiaries that offer insurance and the states in which they are authorized to conduct business, and the type of insurance products that they are authorized to offer in each such state (the "PICM Insurance Subsidiaries").

          (c) Except as set forth in Section 5.2(c) of the PICM Disclosure Schedule, (i) PICM is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each of the PICM Subsidiaries, (ii) there are no irrevocable proxies granted by PICM or any PICM Subsidiary with respect to such shares, (iii) there are no equity securities of any of the PICM Subsidiaries that are or may become required to be issued by reason of any option, warrants, scrip, rights, to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of any of the PICM Subsidiaries except shares of the PICM Subsidiaries issued to other wholly owned PICM Subsidiaries, and (iv) there are no contracts, commitments, understandings or arrangements by which any of the PICM Subsidiaries is bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock or securities convertible into or exchangeable for such shares. All of the shares of the PICM Subsidiaries described in clause (i) above are validly issued, fully paid and nonassessable and are owned by PICM or a PICM Subsidiary free and clear of any mortgage, pledge, security interest, claim, lien, encumbrance or charge and free and clear of any claim, right or option to acquire any such shares. PICM does not directly or indirectly own any interest in any other corporation, partnership, joint venture or other business association or entity which is material to PICM and the PICM Subsidiaries taken as a whole.

          (d) Except as set forth in Schedule 5.2(d) of the PICM Disclosure Schedule, none of the PICM Subsidiaries is the record or beneficial owner of any shares of PICM Common Stock.

     5.3 Corporate Affairs.

          (a) PICM has made available to MAI correct and complete copies of the Articles of Incorporation and By-Laws of PICM and each of the PICM Subsidiaries (as amended to date). PICM has made available all of the minute books containing the records of the meetings of the stockholders, the board of directors and any committee of the board of directors of PICM and each of the PICM Subsidiaries. The minute books of PICM and the PICM Subsidiaries reflect all of the material actions taken by each of their respective Boards of Directors and shareholders. All material actions taken by the committees of the Board of Directors of PICM and any of the PICM Subsidiaries are reflected in the minutes of the Board of Directors and such committees or in written statements of actions taken by the Board of Directors or such committees without a meeting.

          (b) PICM's and each of the PICM Subsidiaries' books and records are and have been properly prepared and maintained in form and substance adequate for preparing audited consolidated financial statements in accordance with generally accepted accounting principles and fairly and accurately reflect all of PICM's and each of the PICM Subsidiaries' assets and liabilities and all contracts and other transactions to which PICM or any of the PICM Subsidiaries is or was a party or by which PICM or any of the PICM Subsidiaries or any of their respective businesses or assets is or was affected.

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

     5.4 Capitalization.

          (a) The entire authorized capital stock of PICM consists of 5,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding; 25,000,000 shares of common stock, no par value, of which 8,924,909 shares are issued and outstanding and no shares are held in treasury. PICM has no additional authorized or issued classes of stock. All of the issued and outstanding shares of PICM Common Stock have been duly authorized, validly issued, are fully paid and non-assessable. Except as set forth in Section 5.4 of the PICM Disclosure Schedule, (i) there are no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights, or other agreements or commitments to which PICM is a party or which are binding upon PICM providing for the issuance, disposition or acquisition of any of its capital stock, (ii) there are no outstanding or authorized stock, appreciation, phantom stock, or similar rights with respect to PICM, and
     (iii) to the knowledge of PICM, there are no voting trusts, proxies or any other agreements or understandings with respect to the voting of the capital stock of PICM.

          (b) The entire authorized capital stock of MEEMIC consists of 10,000,000 shares of common stock, no par value, ("MEEMIC Common Stock"), of which 6,599,500 shares are issued and outstanding and no shares are held in treasury. To the knowledge of PICM, all of the issued and outstanding shares of MEEMIC Common Stock have been duly authorized, validly issued, are fully paid and non-assessable.

     5.5 Authority Relative to Agreements.

          (a) PICM has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by PICM and the consummation by PICM of the PICM Merger and the transactions contemplated hereby have been duly authorized by the Board of Directors of PICM and, except for the approval of its stockholders as set forth in Section 7.6(a) hereof, no other corporate proceedings on the part of PICM are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by PICM and (assuming due authorization, execution and delivery by MAI and the receipt of all requisite regulatory approvals) constitutes a valid and binding obligation of PICM, enforceable against PICM in accordance with its terms except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles.

          (b) Except as set forth in Section 5.5 of the PICM Disclosure Schedule, neither the execution and delivery of this Agreement by PICM nor the consummation of the transactions contemplated hereby nor compliance by PICM with any of the provisions hereof will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of PICM or any of the PICM Subsidiaries under, any of the terms, conditions or provisions of (x) their respective charters or bylaws or (y) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which PICM or any of the PICM Subsidiaries is a party or to which they or any of their respective properties or assets may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to PICM and the PICM Subsidiaries or any of their respective properties or assets, except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances, which, in the aggregate, would not have any material adverse effect on the business, results of operations, or financial condition of PICM and the PICM Subsidiaries taken as a whole.

          (c) Other than in connection with or in compliance with the provisions of the Michigan, Illinois and Indiana Insurance Codes and the Hart-Scott-Rodino Act, and the federal and applicable state securities laws (including those described in Section 7 of this Agreement), no notice to, filing with, or
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

     authorization, consent or approval of, any domestic public body or government authority is necessary for the consummation by PICM of the transactions contemplated by this Agreement, except where failure to give such notices, make such filings, or obtain authorizations, consents or approvals would, in the aggregate, not have a material adverse effect on the business, results of operations, financial condition or prospects of PICM and the PICM Subsidiaries taken as a whole.

     5.6 Financial Statements and Other Reports.

          (a) PICM has made available to MAI the Annual Statements of each of the PICM Insurance Subsidiaries, as filed with the Department of Insurance of its state of domicile, for each of the years ended December 31, 1995, 1996, 1997, 1998 and 1999, together with reports thereon by its independent auditor and its independent actuary (collectively referred to as the "PICM Insurance Subsidiaries Statutory Financial Statements"). The PICM Insurance Subsidiaries Statutory Financial Statements of each PICM Insurance Subsidiary were prepared in accordance with the regulatory accounting methods required by the state of domicile of such PICM Insurance Subsidiary on a consistent basis throughout the periods covered thereby. All such PICM Insurance Subsidiaries Statutory Financial Statements fairly reflect the financial condition and the results of operations of the PICM Insurance Subsidiaries for the dates and periods indicated, and are consistent with the books and records of the PICM Insurance Subsidiaries (which books and records are correct and complete in all material respects).

          (b) PICM has made available to MAI:

             (i) (A) The audited consolidated financial statements of PICM and the PICM Subsidiaries for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 together with the report(s) of PICM's independent auditors, which consolidated financial statements include consolidated balance sheets, consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended and notes thereto prepared in accordance with generally accepted accounting principles, and (B) the unaudited consolidated financial statements of PICM and the PICM Subsidiaries for the three month period ended March 31, 2000, which unaudited financial statements include a condensed consolidated balance sheet of said date and condensed consolidated statements of income, and cash flows for the period then ended (collectively referred to as the "PICM Consolidated Financial Statements"). The PICM Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles on a consistent basis throughout the periods covered thereby. All such PICM Consolidated Financial Statements fairly reflect the consolidated financial condition and results of operation of PICM and its consolidated subsidiaries as of the dates and for the periods indicated (except for normal recurring year-end adjustments in the case of the unaudited financial statements). The PICM Consolidated Financial Statements are consistent with the books and records of PICM and its consolidated subsidiaries (which books and records are correct and complete in all material respects).

             (ii) The audited consolidated financial statements of Michigan Educational Employees Mutual Insurance Company and its consolidated subsidiaries for the years ended December 31, 1996, 1997 and 1998, together with the certified reports of PricewaterhouseCoopers LLP, Michigan Educational Employees Mutual Insurance Company's independent auditors, which consolidated financial statements include consolidated balance sheets, consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended and notes thereto prepared in accordance with generally accepted accounting principles, and the audited consolidated financial statements of MEEMIC and the consolidated subsidiaries for the year ended December 31, 1999, together with the reports of PricewaterhouseCoopers LLP, MEEMIC's independent auditors, which consolidated financial statements include a consolidated balance sheet, consolidated statements of income, changes in shareholders' equity and cash flow for the year then-ended and notes thereto prepared in accordance with generally accepted accounting principles (all of the financial statements described in this sentence are the

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

        "MEEMIC Consolidated Financial Statements"). The MEEMIC Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles on a consistent basis throughout the periods covered thereby. All MEEMIC Consolidated Financial Statements fairly reflect the financial condition and results of operations of Michigan Educational Employees Mutual Insurance Company and its consolidated subsidiaries or MEEMIC and its consolidated subsidiaries, as applicable, as of the dates and for the periods included. MEEMIC and its subsidiaries (including Michigan Educational Employees Mutual Insurance Company) have been included as consolidated subsidiaries in the PICM Consolidated Financial Statements for all fiscal periods ending after June 30, 1999 (including, without limitation, the year ended December 31, 1999). The MEEMIC Consolidated Financial Statements are consistent with the books and records of MEEMIC and its consolidated subsidiaries (which books and records are complete in all material respects).

          (c) Section 5.6(c) of the PICM Disclosure Schedule lists all financial examinations that any state Department of Insurance has conducted with respect to PICM or any of the PICM Insurance Subsidiaries since December 31, 1996. PICM has made available to MAI correct and complete reports issued by the applicable Department of Insurance with respect to the examinations listed on the PICM Disclosure Schedule. Except with respect to the transactions contemplated hereby, or as otherwise disclosed on Section 5.6(c) of the PICM Disclosure Schedule, there are no regulatory examinations of PICM or any of the PICM Insurance Subsidiaries currently in process.

          (d) Section 5.6(d) to the PICM Disclosure Schedule sets forth a list of each registration statement, report, proxy statement or other filing filed by PICM or any of the PICM Subsidiaries with the Michigan, Indiana or Illinois Departments of Insurance or the SEC for periods ending and events occurring, after December 31, 1999 and prior to the date of this Agreement. PICM has filed and the applicable PICM Subsidiaries have filed all registration statements, proxy statements, reports and other filings and all amendments thereto which they were required to file with the Michigan, Indiana and Illinois Departments of Insurance and/or the SEC since December 31, 1996. As of its date, each of such filings contained all information required by the Michigan, Indiana and Illinois Insurance Codes or the SEC and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein in light of the circumstances under which they were made, not misleading, except to the extent any such statement or omission has been modified or superseded in a document subsequently filed with the appropriate authority. PICM has made available to MAI accurate and complete copies of all such filings.

          (e) Except as disclosed in (i) Section 5.6(e) of the PICM Disclosure Schedule, or (ii) the proxy statements and reports, and the registration statements on Form B, described in Section 5.6(d) hereof, there are no contracts, real estate leases, loans, guarantees or other arrangements or transactions of any nature between PICM or any of the PICM Subsidiaries and any of their respective officers, directors, or affiliates (as such term is defined in Rule 405 of the SEC) (excluding employment matters).

          (f) Neither PICM nor, to the knowledge of PICM, MEEMIC has received from any person any Notice on Form A or such other form as may be prescribed under the Michigan, Indiana or Illinois Insurance Holding Company Systems Acts indicating that such person intends to make or has made a tender offer for or a request or invitation for tenders of, or intends to or has entered into any agreement to exchange securities for, or intends to acquire or has acquired in the open market or otherwise, any voting security of PICM or MEEMIC, if after the consummation thereof such person would directly or indirectly be in control of PICM or MEEMIC, as the case may be.

     5.7 Absence of Undisclosed Liabilities. Neither PICM nor any of the PICM Subsidiaries has any material liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise (including, without limitation, tax liabilities of a permanent nature due or to become due, and whether incurred in respect of or measured by income of PICM and the PICM Subsidiaries for any period prior to the close of business on March 31, 2000, or arising out of any transactions entered into or any set of facts

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existing prior thereto), except for (i) liabilities reflected or reserved against in the PICM Consolidated Financial Statements (including notes thereto) or reflected or disclosed in the PICM Disclosure Schedule, and (ii) liabilities which have arisen after March 31, 2000, in the ordinary course of business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of law, or arose out of any charge, complaint, action, suit, proceeding, hearing, investigation, claim, or demand).

     5.8 Absence of Certain Changes. Since March 31, 2000, except as set forth in Section 5.8 of the PICM Disclosure Schedule, there has not been with respect to either PICM and the PICM Subsidiaries or MEEMIC and its subsidiaries, in each case taken as a whole:

          (a) any change in the financial condition, assets, liabilities or business which change individually or in the aggregate has been materially adverse;

          (b) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting their properties or business;

          (c) any payment of dividends or any distribution of any assets of any kind whatsoever to any of the shareholders in redemption of or as the purchase price of any of its capital stock, or any discharge or cancellation, whether in part or in whole, of any indebtedness owing to any such shareholders, except reimbursement to employees of ordinary business expenses or other debts arising in the ordinary course of business and except for any stock repurchase by PICM or a PICM Subsidiary as permitted by Section 8.1(b) and Section 8.12 hereof;

          (d) any mortgage, pledge, or subjection to lien, charge or encumbrance of any material kind of any assets, tangible or intangible;

          (e) any sale or transfer of any of their assets or any cancellation of any debts or claims by any of them, except in the ordinary course of business;

          (f) any sale, assignment or transfer of any trademarks, trade names, or other intangible assets;

          (g) any material amendment to or termination of any material contract, agreement, instrument or license to which any of them is a party; or

          (h) any other event or condition of any character materially and adversely affecting the business or properties of PICM and the PICM Subsidiaries.

     5.9 Tax Matters.

          (a) As used in this agreement, "Taxes" means all federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, stamp, occupation, premium, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty or addition thereto. PICM and each PICM Subsidiary has duly paid or made provisions for the payment of all Taxes which have been incurred or are due or claimed to be due from it by federal, state, county, foreign or local taxing authorities on or prior to the date of this Agreement other than (i) Taxes or other charges which are not yet delinquent or are being contested in good faith and have not been finally determined for which adequate reserves have been made on the financial statements described in Section 5.6(b)(i) of this Agreement, or
     (ii) Taxes the failure to pay or make provision for, either individually or in the aggregate, will not have a material adverse effect on PICM and the PICM Subsidiaries. PICM and each of the PICM Subsidiaries have timely and properly filed all of the following that it was required to file: any return, declaration, report, claim for refund, or information return or statement (including, without limitation, Form 1099 and Form W-2 and W-3) relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof ("Tax Returns"). All such Tax Returns were correct and complete in all material respects. Except as disclosed on
     Section 5.9(a) of the PICM Disclosure Schedule and except for extensions that are automatically granted by the taxing authorities upon filing an application therefor, neither PICM nor any of the PICM Subsidiaries is the

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     beneficiary of any extension of time within which to file any Tax Return.
     Except as set forth in Section 5.9(a) of the PICM Disclosure Schedule, no claim has ever been made by an authority in a jurisdiction where PICM or any of the PICM Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no security interests on any of the assets of PICM or any of the PICM Subsidiaries that arose in connection with the failure (or alleged failure) to pay any Taxes.

          (b) Each of PICM and the PICM Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party.

          (c) To the knowledge of PICM, there is no dispute or claim concerning any tax liability of PICM or any of the PICM Subsidiaries except as disclosed in Section 5.9(c) of the PICM Disclosure Schedule. Section 5.9(c) of the PICM Disclosure Schedule identifies the last Tax Returns that have been audited by the taxing authority with whom they were filed, and indicates those Tax Returns that currently are the subject of an audit procedure or that PICM has received notice will be subject to an audit procedure. PICM has made available to MAI correct and complete copies of all federal income tax returns (including amendments thereto), examination reports, and statements of deficiencies assessed against or agreed to by PICM or any of the PICM Subsidiaries since December 31, 1996.

          (d) Except as disclosed on Section 5.9(d) of the PICM Disclosure Schedule, neither PICM nor any of the PICM Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax Return or tax assessment or deficiency other than extensions that are automatically granted by the taxing authorities upon filing on application therefor.

          (e) The unpaid Taxes of PICM and the PICM Subsidiaries do not exceed the reserve for tax liability set forth on the consolidated balance sheet at December 31, 1999 (rather than any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of PICM in filing its returns.

          (f) Except as disclosed on Section 5.9(f) of the PICM Disclosure Schedule, any amount that is reasonably likely to be received (whether in cash or property or the vesting of property) as a result of the transactions contemplated by this Agreement by any employee, officer or director of PICM or any of its affiliates who is a "Disqualified Individual" (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or PICM Employee Benefit Plan (as defined in Section 5.17 below) currently in effect will not be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code.

     5.10 PICM Loss Reserves and Premium Rates for Professional Liability Insurance.

          (a) The reserves for losses and loss adjustment expenses reflected on the consolidated balance sheet of PICM at December 31, 1999, included in the PICM Consolidated Financial Statements, are adequate to provide for the estimated ultimate net costs of all reported and unreported losses incurred through the date of said balance sheet, and no director or officer of PICM or any PICM Insurance Subsidiary (or any employee responsible for the administration of claims) has any knowledge of any facts that would cause any of them to believe that the reserves for losses and loss adjustment expenses reflected on such balance sheet, will not represent the estimated ultimate net costs of all reported and unreported losses incurred through December 31, 1999.

          (b) Section 5.10(b) of the PICM Disclosure Schedule lists each independent consulting actuary that has been engaged by PICM or a PICM Subsidiary to review the reserves for losses and loss adjustment expenses of the PICM Insurance Subsidiaries and premium rates for liability insurance in each of the years commencing after December 31, 1996 (collectively the "PICM Actuaries" and separately a "PICM Actuary"). The PICM Actuaries have made written recommendations as to the amount that the PICM Insurance Subsidiaries should maintain in such reserves in each of said years.
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     Section 5.10(b) of the PICM Disclosure Schedule lists each and every item of correspondence delivered by the PICM Actuaries to PICM or a PICM Insurance Subsidiary (i) since December 31, 1998, in which the PICM Actuary has expressed an opinion as to the adequacy of loss reserves or made recommendations as to the amount of the reserve for losses and loss adjustment expenses that should be maintained by PICM for the PICM Insurance Subsidiaries, and (ii) since December 31, 1996, in which the PICM Actuary has expressed an opinion as to the adequacy of premiums or made a recommendation as to the premiums that should be charged by the PICM Insurance Subsidiaries for liability insurance. PICM has made available to MAI a true and correct copy of each item of correspondence from the PICM Actuaries listed on the PICM Disclosure Schedule.

          (c) Each of the PICM Insurance Subsidiaries is required to submit for approval by the Department of Insurance in each state in which it is authorized as an insurer, policies, endorsements, underwriting manuals, and premium rates for the professional liability insurance offered in such state unless otherwise disclosed in Section 5.10(c) of the PICM Disclosure Schedule. Section 5.10(c) of the PICM Disclosure Schedule sets forth all increases in premium rates for medical professional liability insurance submitted by the PICM Insurance Subsidiaries which have been disapproved by any Department of Insurance since December 31, 1996. Section 5.10(c) of the PICM Disclosure Schedule lists all correspondence or communications from a Department of Insurance received by any of the PICM Insurance Subsidiaries after December 31, 1996, that requests or suggests that its premium rates, if applicable, for professional liability insurance should be reduced below the current approved premium levels.

     5.11 Reinsurance. PICM has made available to MAI accurate and complete copies of all reinsurance agreements or treaties that are currently in effect with respect to claims incurred under liability insurance policies of any of the PICM Insurance Subsidiaries prior to December 31, 1999. Except as set forth on
Schedule 5.11 of the PICM Disclosure Schedule, there has been no change or addition to the reinsurance agreements or treaties of any of the PICM Insurance Subsidiaries since December 31, 1999. The consummation of the transactions contemplated herein will not result in the termination of any such reinsurance agreements or treaties. The reserve for unpaid losses, loss adjustment expenses and unearned premiums at December 31, 1999, and March 31, 2000, as reflected in the consolidated balance sheets at December 31, 1999, and March 31, 2000, respectively, included in the PICM Consolidated Financial Statements are stated gross of reinsurance ceded amounts. All reinsurance recoverable amounts reflected in the consolidated balance sheets in the PICM Consolidated Financial Statements are collectible.

     5.12 Investments. Except as disclosed in Section 5.12 of the PICM Disclosure Schedule, there has been no material change in investment policy of PICM and the PICM Subsidiaries or in the composition of the investments of PICM and the PICM Subsidiaries since March 31, 2000.

     5.13 Real Property.

          (a) PICM and the PICM Subsidiaries own or lease all of the real property necessary or incidental to the conduct of their respective businesses. Except as set forth in Section 5.13(a) of the PICM Disclosure Schedule, PICM and the PICM Subsidiaries have good and marketable title to all real property owned by them free and clear of any liens, claims and encumbrances, except taxes not yet due and payable and easements, restrictions and encumbrances that do not interfere with current use of such real property by PICM and the PICM Subsidiaries. PICM's and each of the PICM Subsidiaries' ownership, or possession, operation and use of all real property owned by PICM and the PICM Subsidiaries comply with all applicable laws, except where the failure to do so would not have any material adverse effect on PICM and the PICM Subsidiaries and would not subject PICM or any of the PICM Subsidiaries to any material penalty. With respect to each lease agreement for real property to which PICM or any of the PICM Subsidiaries is a party:

             (i) PICM has made available to MAI complete and correct copies of the lease agreements, together with all supplements and amendments thereto;

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

             (ii) Each of the lease agreements, as so modified, amended and supplemented, is in full force and effect and is legally valid, binding and enforceable in accordance with its respective terms except as enforceability may be limited by bankruptcy laws and creditors' rights generally;

             (iii) There are no monetary defaults and no material nonmonetary defaults by PICM or a PICM Subsidiary under any of the lease agreements;

             (iv) Neither PICM nor any of the PICM Subsidiaries has received notice of any default, offset, counterclaim or defense under the lease agreements;

             (v) Except as disclosed in Section 5.13(a) in the PICM Disclosure Schedule, no condition or event has occurred which with the passage of time or the giving of notice or both would constitute a default or breach by PICM or the PICM Subsidiaries of the terms of the lease agreements, and all of the rent, security deposits, reserve funds, and other sums and charges due and payable under the lease agreements have been paid in full through the date hereof; and

             (vi) To the knowledge of PICM and the PICM Subsidiaries there are no purchase contracts, options or other agreements of any kind whereby any person or entity as of the date hereof, has acquired or will have any basis to assert any right, title or interest in, or right to the possession, use, enjoyment or proceeds of, any part or all of the interests in the real property subject to the lease agreements.

          (b) Except as set forth on Section 5.13(b) of the PICM Disclosure Schedule, neither PICM nor any of the PICM Subsidiaries has generated, operated, processed, distributed, transported, used, treated, stored, handled, emitted, discharged, released or disposed of (or caused any person or entity to do any of the foregoing or assisted any person or entity in doing any of the foregoing) any oil, gasoline, petroleum-related products, hazardous substances, hazardous waste, or pollutants or contaminants (as defined by CERCLA), including, without limitation, asbestos or asbestos containing materials, PCB's or urea formaldehyde, except in accordance with applicable laws or any product which may give rise to Hazardous Materials Liabilities. For purposes of this Agreement, the following terms shall have the following meanings:

             (i) The term "Hazardous Materials" shall mean (a) hazardous materials, contaminants, constituents, medical wastes, hazardous or infectious wastes and hazardous substances as those terms are defined in any Environmental Laws, including without limitation the following statutes and their implementing regulations: the Hazardous Materials Transportation Act, 49 U.S.C. sec. 1801 et seq. (the "HMTA"), the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. sec. 9601 et seq. (as so amended, "CERCLA"), the Clean Water Act, 33 U.S.C. sec. 1251 et seq. (the "CWA"), and the Clean Air Act, 42 U.S.C.A sec. 7401 et seq. (the "CAA"); (b) petroleum, including crude oil and any fractions thereof; (c) natural gas, synthetic gas and any mixtures thereof; (d) asbestos and/or asbestos-containing materials; and (e) polychlorinated biphenyl ("PCBs") or materials or fluids containing PCBs in excess of 50 parts per million (ppm);

             (ii) The term "Hazardous Materials Liabilities" shall mean any and all damages, losses, liabilities, disabilities, fines, penalties, costs or expenses (including reasonable attorneys' fees) incurred or to be incurred, whether absolute, fixed or contingent, civil or criminal, and whether arising under federal law or state law, incurred or to be incurred in connection with the handling, storage, transportation, or disposal of any Hazardous Materials; and

             (iii) The term "Environmental Laws" shall mean any statute, law, ordinance, code, rule, regulation, policy, guideline, permit, consent, approval, license, judgment, order, writ, decree or authorization, including the requirement to register storage tanks, established or enacted for, or relating to, the protection of the environment or the health and safety of any Person (including, without limitation, those relating to (a) the HMTA, CERCLA, the CWA, the CAA or the Resource Conservation and Recovery Act, 42 U.S.C. sec. 6903 et seq.; (b) emissions, discharges, releases or threatened releases of Hazardous Materials into the environment, including, without
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        limitation, into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly-owned treatment works, septic systems or land; or (c) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Materials.

     5.14 Personal Property.

          (a) Except as set forth in Section 5.14(a) of the PICM Disclosure Schedule, none of the personal property owned by PICM and the PICM Subsidiaries is subject to, or will be subject to as of the Closing Date, any security interest, mortgage, pledge, lien, right of first refusal, option, restriction, liability, restrictive covenant, charge or encumbrance of any kind or character whatsoever.

          (b) Section 5.14(b) to the PICM Disclosure Schedule sets forth an accurate and complete list of all personal property leases which are not cancelable upon ninety (90) days notice without penalty and that have monthly rent that exceeds $10,000 and a term that will not expire prior to June 30, 2001. PICM has made available to MAI complete and correct copies of all such personal property leases. Except as set forth in Section 5.14(b) to the PICM Disclosure Schedule:

             (i) The personal property leases listed therein have not been modified, amended or assigned, are legally valid, binding and enforceable in accordance with their respective terms and are in full force and effect, except to the extent enforceability is limited by equitable remedies or laws affecting creditors' rights generally;

             (ii) There are no monetary defaults and no material nonmonetary defaults by PICM or any PICM Subsidiary, or, to the actual knowledge of PICM, any other party to the personal property leases listed therein;

             (iii) Neither PICM nor any PICM Subsidiary has received notice of any default, offset, counterclaim or defense under any personal property lease listed therein; and

             (iv) PICM has no actual knowledge that any condition or event has occurred which with the passage of time or the giving of notice or both would constitute a default or breach by PICM or any PICM Subsidiary of the terms of any personal property leases listed therein.

     5.15 Intellectual Property.

          (a) PICM and the PICM Subsidiaries own or have the right to use, pursuant to license, sublicense, agreement or permission, all Intellectual Property whose use alone or in conjunction with other items of Intellectual Property is material to the conduct of the business of PICM and the PICM Subsidiaries taken as a whole. The term "Intellectual Property" means all trademarks, service marks, logos, trade names and corporate names and registrations and applications for registration thereof, copyrights and registrations and applications for registration thereof, computer software, data and documentation, trade secrets and confidential business information (including financial, marketing and business data, pricing and cost information, business and marketing plans, and customer and supplier lists and information), other proprietary rights, and copies and tangible embodiments thereof (in whatever form or medium).

          (b) Neither PICM nor any of the PICM Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of third parties and neither PICM nor any of the PICM Subsidiaries has received any charge, complaint, claim or notice alleging any such interference, infringement, misappropriation or violation. To the knowledge of PICM, no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of PICM or the PICM Subsidiaries.

          (c) PICM has made available to MAI correct and complete copies of all licenses, sublicenses, agreements and permissions (as amended to date) for the use of Intellectual Property by PICM or the PICM Subsidiaries. With respect to such Intellectual Property: (i) the license, sublicense, agreement or permission covering the item is legal, valid, binding, enforceable and in full force and

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     effect; (ii) except as provided in Schedule 5.15(c) of the PICM Disclosure
     Schedule, the license, sublicense, agreement or permission will continue to be legal, valid, binding and enforceable and in full force and effect on identical terms following the Closing Date; (iii) no party to the license, sublicense, agreement or permission is in breach or default, and no event of default has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder; (iv) no party to the license, sublicense, agreement or permission has repudiated any provision thereof; (v) with respect to each sublicense, the representations and warranties set forth in (i) through
     (iv) above are true and correct with respect to the underlying license; and
     (vi) neither PICM nor any of the PICM Subsidiaries has granted any sublicense or similar right with respect to the license, sublicense, agreement or permission except as provided in Schedule 5.15(c) of the PICM Disclosure Schedule.

     5.16 Contracts and Commitments.

          (a) PICM has made available to MAI correct and complete copies (including all amendments) of all written (unless otherwise specified) contracts, agreements, or arrangements to which PICM or any of the PICM Subsidiaries is a party that have been filed as exhibits (including documents incorporated by reference) to any of the following: (i) PICM's Annual Report on Form 10K for the year ended December 31, 1999; (ii) MEEMIC's Annual Report on Form 10K for the year ended December 31, 1999; and (iii) any Registration Statement on Form B filed by PICM or any of the PICM Subsidiaries with any of the States of Michigan, Illinois, and Indiana for the year ended December 31, 1999.

          (b) PICM has made available to MAI correct and complete copies of all material written arrangements (or group of related written arrangements) from or to third parties, for the furnishing of services to, or receipt of services by, PICM or any of the PICM Subsidiaries, including without limitation, agency agreements, managing general agent agreements, reinsurance intermediary agreements and other distribution agreements;

          (c) Section 5.16(c) of the PICM Disclosure Schedule lists the following contracts, agreements, commitments or arrangements to which PICM or any of the PICM Subsidiaries is a party that are not included in the contracts, agreements, commitments and arrangements described in Section 5.16(a) and 5.16(b) herein:

             (i) Any written arrangement concerning a partnership or joint venture;

             (ii) Any written arrangement in which PICM or any of the PICM Subsidiaries has agreed not to compete with respect to any product or territory;

             (iii) Any written arrangement with any of the officers, directors, and employees of PICM or any of the PICM Subsidiaries in the nature of a collective bargaining agreement, employment agreement, consulting agreement or severance agreement that is not cancelable by PICM or any of the PICM Subsidiaries without penalty or compensation on thirty (30) days notice or less;

             (iv) Any written commitment or arrangement to pay employees of PICM and the PICM Subsidiaries incentive or bonus compensation based on their respective productivity or performance, the performance of PICM and the PICM Subsidiaries or otherwise;

             (v) Any written or oral agreement or understanding with any state insurance department relating to restrictions on distributions or other payments to the shareholders of PICM or any of the PICM Subsidiaries, the continued operation of PICM or any PICM Subsidiary, or any other matter relating to PICM or a PICM Subsidiary and its affairs; and

             (vi) Any written or oral agreement or understanding with respect to the retention of any law firms or other persons relating to the defense of claims made against insureds of any of the PICM Subsidiaries.

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          (d) With respect to each written arrangement described in Sections
     5.16(a), 5.16(b) and 5.16(c) hereof: (i) the written arrangement is legal, valid, binding, enforceable, and in full force and effect; (ii) the written arrangement will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing Date; (iii) neither PICM, nor to the knowledge of PICM, any other party thereto is in breach or default, and no event has occurred with respect to PICM or a PICM Subsidiary, which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration, under the written arrangement; and (iv) no party has repudiated any provision of the written arrangement. Neither PICM nor any of the PICM Subsidiaries is a party to any verbal contract, agreement or other arrangement which if reduced to written form would be required to be listed in Section 5.16(c) of the PICM Disclosure Schedule under the terms of Section 5.16(c) hereof. PICM has made available to MAI correct and complete copies of all of the contracts, agreements, commitments and arrangements listed on Section 5.16(c) to the PICM Disclosure Schedule.

     5.17 Employee Benefit Plans.

          (a) Except with respect to the PICM Employee Benefit Plans (herein defined) listed on Section 5.17 in the PICM Disclosure Schedule, neither PICM nor any of the PICM Subsidiaries sponsors, maintains or contributes to, or has any ongoing obligation or liability whatsoever with respect to:

             (i) Any employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or

             (ii) Any other program, plan, trust agreement or arrangement for any bonus, severance, hospitalization, vacation, sick pay, deferred compensation, pension, profit sharing, retirement, payroll savings, stock option, stock purchase, group insurance, self insurance, death benefit, fringe benefit, welfare or any other employee benefit plan or fringe benefit arrangement of any nature whatsoever including those for the benefit of former employees.

     (all of such plans, programs, and arrangements being hereafter referred to as "PICM Employee Benefit Plans").

          (b) PICM has made available to MAI true, correct and complete copies of all PICM Employee Benefit Plans described on Section 5.17 in the PICM Disclosure Schedule, all insurance policies relating thereto and any written materials used by PICM to describe employee benefits to employees of PICM and the PICM Subsidiaries.

          (c) Except as described on Section 5.17 in the PICM Disclosure Schedule, neither PICM nor any of the PICM Subsidiaries has any agreement, arrangement, commitment, or understanding, whether legally binding or not, to create any additional PICM Employee Benefit Plan or to continue, modify, change, or terminate, in any material respect, any PICM Employee Benefit Plan.

          (d) If permitted and/or required by applicable law, PICM and the PICM Subsidiaries have properly submitted all PICM Employee Benefit Plans described on Section 5.17 in the PICM Disclosure Schedule, in good faith to meet the applicable requirements of ERISA and/or the Code, to the Internal Revenue Service ("IRS") for its approval within the time prescribed therefor.

          (e) PICM has made available to MAI accurate and complete copies of all favorable determination letters from the IRS, the most recent annual return on Form 5500 for each PICM Employee Benefit Plan, and the most current actuarial or valuation reports (as applicable) for each PICM Employee Benefit Plan.

          (f) Each actuarial or valuation report which is described in subparagraph (e) above correctly shows the value of the assets of each such PICM Employee Benefit Plan as of the date thereof, the total accrued and vested liabilities, all contributions by PICM and the PICM Subsidiaries, and the assumptions on which the calculations are based.

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

          (g) With respect to each PICM Employee Benefit Plan described in
     Section 5.17 in the PICM Disclosure Schedule:

             (i) PICM and the PICM Subsidiaries have made all payments required to be made by them to date, have accrued (in accordance with generally accepted accounting principles consistently applied) as of the date hereof all payments due but not yet payable, and will have made on or prior to the Closing Date all payments due as of the Closing Date;

             (ii) to the knowledge of PICM, PICM and the PICM Subsidiaries have operated and currently operate such plans in compliance in all material respects with the plan documents and all applicable laws, including without limitation ERISA and the Code (including without limitation
        Section 4980B thereof) and the regulations thereunder;

             (iii) to the knowledge of PICM, there has not been any Reportable Event (as defined in Section 4043 of ERISA);

             (iv) to the knowledge of PICM, there has not been any event described in Section 4068 of ERISA;

             (v) to the knowledge of PICM, there has not been any material violation of the reporting and disclosure provisions of the Code and ERISA;

             (vi) to the knowledge of PICM, there has not been any Prohibited Transaction (as defined in Section 406 of ERISA or Section 4975 of the
        Code);

             (vii) to the knowledge of PICM, there has not been any violation of Sections 404, 406 or 407 of ERISA; and

             (viii) there has not been any termination or partial termination (including any termination or partial termination attributable to the transactions contemplated by this Agreement) of such plans.

          (h) PICM and the PICM Subsidiaries have no direct or indirect material liability or obligation under any PICM Employee Benefit Plan other than as described in the terms of such PICM Employee Benefit Plans or on Section
     5.17 of the PICM Disclosure Schedule.

          (i) Except as described on Section 5.17 in the PICM Disclosure Schedule, there are no circumstances arising out of PICM's or any of the PICM Subsidiaries' sponsorship of any PICM Employee Benefit Plan which will result in any direct or indirect material liability, other than liability for contributions, benefit payments, administrative costs and liabilities incurred in the ordinary course of business.

          (j) With respect to each PICM Employee Benefit Plan that is subject to Title IV of ERISA, the present value of accrued benefits under such PICM Employee Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by the actuary for such PICM Employee Benefit Plan with respect to such PICM Employee Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such PICM Employee Benefit Plan allocable to such accrued benefits. There are no pending, or to the best knowledge of PICM, threatened or anticipated claims (other than routine claims for benefits and administrative expenses payable in the ordinary course) by, on behalf of or against any of the PICM Employee Benefit Plans or any trusts related thereto which are, in the reasonable judgment of PICM, likely to have a material adverse effect on PICM and the PICM Subsidiaries taken as a whole.

          (k) PICM and the PICM Subsidiaries have not incurred, and will not incur as a result of or in connection with the Mergers, any liability to the Pension Benefit Guaranty Corporation (or any successor thereto), including any liability under Sections 4063 or 4064 of ERISA.

          (l) PICM and the PICM Subsidiaries have not incurred, and will not incur as a result of or in connection with either of the Mergers, any withdrawal liability, nor have PICM and the PICM

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

     Subsidiaries had, nor will they have as a result of or in connection with either of the Mergers, any contingent withdrawal liability, to any Multi-employer Plan under ERISA, as amended by the Multi-employer Pension Plan Amendments Act of 1980.

          (m) Except as described on Section 5.17 in the PICM Disclosure Schedule, there has never been in existence, and there currently does not exist, any PICM Employee Pension Benefit Plan (as defined in Section 3(2) of ERISA) involving PICM or any of the PICM Subsidiaries which is subject to the provisions of Title IV of ERISA, or any such plan which is subject to the funding requirements of Section 412 of the Code or Sections 301 et seq. of ERISA.

          (n) No event has occurred and no circumstances currently exist which do or will result in any civil penalty being assessed pursuant to Section 502 of ERISA, any tax being imposed under Section 4975 of the Code, or any liability for a breach of fiduciary or other responsibility under ERISA in connection with any Employee Pension Benefit Plan which has been established, maintained or contributed to by PICM or any of the PICM Subsidiaries or any other entity or entities which, together with PICM and the PICM Subsidiaries, constitute elements of either a controlled group of corporations (within the meaning of Section 414(b) of the Code), a group of trades or businesses under common control (within the meaning of Section 414(m) of the Code), or another arrangement covered by Section 414(o) of the Code.

          (o) There are no pending claims or lawsuits which have been asserted or instituted (other than in respect of benefits due in the ordinary course which, in the aggregate, are not material against the assets of any of the PICM Employee Benefit Plans or against PICM, any PICM Subsidiary, or any fiduciary of the PICM Employee Benefit Plans) with respect to the PICM Employee Benefit Plans or against PICM or any PICM Subsidiary whether federal or state.

     5.18 Employees.

          (a) Except as set forth in Section 5.18(a) of the PICM Disclosure Schedule, PICM has made available to MAI a true and correct list of the names of the employees of PICM and the PICM Subsidiaries, their birth dates, hire dates, compensation rates, name of employer and capacity in which employed, and accrued vacation and sick leave, if any, as of May 31, 2000. Except as limited by any employment agreements and severance agreements listed on Section 5.18(a) of the PICM Disclosure Schedule or as set forth on Section 5.18(a) to the PICM Disclosure Schedule, and except for any limitations of general application which may be imposed under applicable employment laws, PICM and each of the PICM Subsidiaries have the right to terminate the employment of any of their respective employees at will and without payment to such employees.

          (b) PICM and the PICM Subsidiaries are in compliance with all applicable ordinances or other laws, orders, and regulations regarding labor and employment and the compensation therefor, whether state or federal, including without limitation the Occupational Safety and Health Act of 1970, as amended, the Equal Employment Opportunity Act, as amended; the Americans With Disabilities Act, 42 U.S.C. sec. 12101 et seq., as amended; the Fair Labor Standards Act, 29 U.S.C. sec. 201 et seq., as amended; the Equal Pay Act, 29 U.S.C. sec. 206d, as amended, the Portal-to-Portal Pay Act of 1947, 29 U.S.C. sec. 255 et seq., as amended; Title VII of the Civil Rights Act of 1964, 42 U.S.C. sec. 2000e, as amended and 42 U.S.C. sec. 1981, as amended; Rehabilitation Act of 1973, as amended; the Vietnam-Era Veterans' Readjustment Assistance Act of 1974, as amended; Immigration Reform and Control Act, 8 U.S.C. sec. 1324A et seq., as amended; the Employee Polygraph Protection Act of 1988, as amended; the Veterans Re-employment Act -- Handicap Bias, 38 U.S.C. sec. 2027 et seq., as amended; the Civil Rights Act of 1991, as amended; the Family and Medical Leave Act of 1993, as amended; the Religious Freedom Restoration Act of 1993, as amended; and the Age Discrimination and Employment Act of 1967, as amended, except where the failure to so comply would not have a material adverse effect on the business or properties of PICM and the PICM Subsidiaries. Except as provided on Section 5.18(b) to the PICM Disclosure Schedule, no action or investigation has been instituted or, to the knowledge of PICM, is threatened to be conducted by any state or federal agency regarding any potential violation by PICM and the PICM Subsidiaries of any laws, orders, ordinances
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

     and regulations regarding labor and employment or the compensation therefor during the past five (5) years including without limitation, any of the aforementioned statutes and congressional acts, except for actions and investigations, which would not have a material adverse affect on PICM and the PICM Subsidiaries and would not subject PICM and the PICM Subsidiaries to any material penalty.

          (c) Neither PICM nor any of the PICM Subsidiaries has ever been a party to or bound by any union or collective bargaining contract, nor is any such contract currently in effect or being negotiated by PICM or any of the PICM Subsidiaries. Neither PICM nor any of the PICM Subsidiaries have ever experienced any material labor problem. Except as indicated on Section 5.18(c) to the PICM Disclosure Schedule, since May 31, 2000, no affiliate of PICM or any of the PICM Subsidiaries listed in Section 5.24 of the PICM Disclosure Schedule has indicated to any officer or director of PICM an intention to terminate his or her employment.

     5.19 Accounts Receivable. All accounts receivable of PICM and the PICM Subsidiaries are reflected properly on their respective books and records, are valid receivables subject to no set offs or counterclaims, are presently current and collectible, and will be collected in accordance with their terms at the recorded amounts, subject only to a reasonable reserve for bad debts.

     5.20 Proceedings and Judgments. Except as described on Section 5.20 to the PICM Disclosure Schedule, (a) there is no material litigation, investigation, claim, suit, arbitration or other proceeding pending or, to the best knowledge of PICM, threatened against or relating to PICM or any of the PICM Subsidiaries, any of their respective businesses or assets, any assets of any other person which are used in any of their businesses or the transactions contemplated by this Agreement, and there is no basis known to PICM or any of the PICM Subsidiaries for any such litigation, investigation, claim, suit, arbitration, or other proceeding (excluding claims covered by insurance policies written by the PICM Insurance Subsidiaries), (b) there are no outstanding judgments or orders against PICM or any of the PICM Subsidiaries or any of their respective businesses or assets, or any assets of any other person which are used in any of their businesses, or against any of their respective officers, directors or employees which has had or would be expected to have an adverse effect on PICM and the PICM Subsidiaries, and (c) no material breach of contract, bad faith, breach of warranty, tort, negligence, infringement, fraud, discrimination, wrongful discharge or other claim of any nature has been asserted or, to the best knowledge of PICM and the PICM Subsidiaries, threatened against PICM or any of the PICM Subsidiaries, nor is there any basis for any such claim. As to each item described on Section 5.20 to the PICM Disclosure Schedule (if any), accurate and complete copies of all relevant pleadings, judgments, orders and correspondence requested by MAI have been made available to MAI.

     5.21 Insurance. PICM and the PICM Subsidiaries maintain policies of general liability, fire and casualty, automobile and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are, in PICM's judgment, reasonable for the business and assets of PICM and the PICM Subsidiaries. All such policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date under comprehensive general liability and workmen's compensation insurance policies), and no notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. To the knowledge of PICM, the activities and operations of PICM and the PICM Subsidiaries have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies. The coverages and policy limits of all general liability and automobile insurance policies maintained by PICM and each of the PICM Subsidiaries during the last five (5) years are consistent with the coverages and policy limits of the general liability and automobile policies currently in effect.

     5.22 Questionable Payments. Neither PICM nor any of the PICM Subsidiaries, nor any of their respective current directors or officers, and to the best of PICM's knowledge, former officers or directors or current or former employees, agents or representatives have (a) used any corporate funds for any illegal

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contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees,
(c) violated any provision of the Foreign Corrupt Practices Act of 1977, (d) established or maintained any unlawful or unrecorded fund of corporate monies or other assets, (e) made any false or fictitious entries on the books and records of PICM or any of the PICM Subsidiaries, (f) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature, or (g) made any material favor or gift which is not deductible for federal income tax purposes.

     5.23 Brokerage Fees. Except as disclosed on Section 5.23 of the PICM Disclosure Schedule, no person or company acting on behalf of PICM is entitled to any brokerage or finder's fee or investment banking fee in connection with the transactions contemplated by this Agreement.

     5.24 Affiliates. Section 5.24 of the PICM Disclosure Schedule sets forth a list of all persons who are affiliates of PICM as contemplated under Rule 145 of the SEC.

     5.25 Full Disclosure. All of the representations and warranties made by PICM in this Agreement, taken together and with the PICM Disclosure Schedule, do not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements set forth herein and therein, in light of the circumstances in which such statements were made, not misleading. The copies of documents attached to the PICM Disclosure Schedule or otherwise made available to MAI in connection with the transactions contemplated hereby are accurate and complete in all material respects unless otherwise set forth in
Section 5.25 of the PICM Disclosure Schedule.

     5.26 Compliance with Applicable Law. PICM and each of the PICM Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to, and have complied in all material respects with, and are not in default in any material respect under any, and have maintained and conducted their respective businesses in all material respects in compliance with, all applicable laws, statutes, orders, rules, regulations, policies and/or guidelines of each governmental authority relating to PICM or any of the PICM Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, either individually or in the aggregate, have a material adverse effect on PICM and the PICM Subsidiaries. Neither PICM nor any of the PICM Subsidiaries, directly or indirectly, engages in any activity prohibited by applicable law.

     5.27 State Takeover Laws. The Board of Directors of PICM has approved the transactions contemplated by this Agreement and taken such action such that the provisions of Chapter 7A of the MBCA and any other provisions of any state or local "takeover" law applicable to PICM will not apply to this Agreement or the Stock Option Agreements (as defined herein) or any of the transactions contemplated by this Agreement or the Stock Option Agreements.

     5.28 No Investment Company. Neither PICM nor any Subsidiary of PICM is an "investment company," or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

     6. Representations and Warranties of MAI. MAI represents and warrants to PICM that the statements contained in this Section 6 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date was substituted for the date of this Agreement throughout this Section 6), except (i) as set forth in the disclosure schedule delivered by MAI to PICM on the date hereof and initialed by the parties (the "MAI Disclosure Schedule"), or (ii) for any changes to the MAI Disclosure Schedule that are disclosed by MAI to PICM in accordance with Section 8.6(a), or (iii) to the extent such representations and warranties speak as of an earlier date. Nothing in the MAI Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the MAI Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. The MAI Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 6; provided
(i) that each exception set forth in the MAI Disclosure

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

Schedule shall be deemed disclosed for purposes of all representations and warranties if such exception is contained in a section of the MAI Disclosure Schedule corresponding to a Section in this Section 6, (ii) that no such exception is required to be set forth in the MAI Disclosure Schedule if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 8.10(c), and (iii) the mere inclusion of an exception in MAI Disclosure Schedule shall not be deemed an admission by MAI that such exception represents a material fact, event or circumstance or would result in a material adverse effect or material adverse change.

     6.1 Organization, Qualification and Corporate Power. MAI is a Delaware corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. MAI has the corporate power to own its property and to carry on its business as presently conducted.

     6.2 Subsidiaries.

          (a) Section 6.2(a) of the MAI Disclosure Schedule sets forth the name and state of incorporation or organization of each subsidiary of MAI (the "MAI Subsidiaries"). Each of the MAI Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the corporate power to carry on its business as it is now being conducted.

          (b) Section 6.2(b) of the MAI Disclosure Schedule identifies the MAI Subsidiaries that offer insurance and the states in which they are authorized to conduct business, and the type of insurance products that they are authorized to offer in each such state (the "MAI Insurance Subsidiaries").

          (c) Except as set forth in Section 6.2(c) of the MAI Disclosure Schedule, (i) MAI is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each of the MAI Subsidiaries, (ii) there are no irrevocable proxies granted by MAI or any MAI Subsidiary with respect to such shares, (iii) there are no equity securities of any of the MAI Subsidiaries that are or may become required to be issued by reason of any option, warrants, scrip, rights, to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of any of the MAI Subsidiaries except shares of the MAI Subsidiaries issued to other wholly owned MAI Subsidiaries, and (iv) there are no contracts, commitments, understandings or arrangements by which any of the MAI Subsidiaries is bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock or securities convertible into or exchangeable for such shares. All of the shares of the MAI Subsidiaries described in clause (i) above are validly issued, fully paid and nonassessable and are owned by MAI or a MAI Subsidiary free and clear of any mortgage, pledge, security interest, claim, lien, encumbrance or charge and free and clear of any claim, right or option to acquire any such shares. MAI does not directly or indirectly own any interest in any other corporation, partnership, joint venture or other business association or entity which is material to MAI and the MAI Subsidiaries taken as a whole.

          (d) Except as set forth in Schedule 6.2(d) of the MAI Disclosure Schedule, none of the MAI Subsidiaries is the record or beneficial owner of any shares of MAI Common Stock.

     6.3 Capitalization. The entire authorized capital stock of MAI consists of 150,000,000 shares divided into 100,000,000 shares of MAI Common Stock, of which approximately 23,404,865 shares are issued and outstanding (net of 1,698,503 shares held in treasury or owned by MAI Subsidiaries) and 50,000,000 shares of preferred stock, par value $1.00 per share, none of which is issued and outstanding. All of the issued and outstanding shares of MAI Common Stock have been duly authorized, validly issued, and are fully paid and non-assessable. Except as set forth in Section 6.3 of the MAI Disclosure Schedule, (i) there are no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights, or other agreements or commitments to which MAI is a party or which are binding upon MAI providing for the issuance, disposition or acquisition of any of the shares of capital stock of MAI, (ii) there are no outstanding or authorized stock appreciation, phantom stock, or similar

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rights with respect to MAI, and (iii) to the knowledge of MAI, there are no voting trusts, proxies or any other agreements or understandings with respect to the voting of the capital stock of MAI.

     6.4 Corporate Affairs.

          (a) MAI has made available to PICM correct and complete copies of the Certificate of Incorporation and By-Laws of MAI and each of the MAI Subsidiaries (as amended to date). MAI has made available all of the minute books containing the records of the meetings of the stockholders, the board of directors and any committee of the board of directors of MAI and each of the MAI Subsidiaries. The minute books of MAI and the MAI Subsidiaries reflect all of the material actions taken by each of their respective Boards of Directors and shareholders. All material actions taken by the committees of the Board of Directors of MAI and any of the MAI Subsidiaries are reflected in the minutes of the Board of Directors and such committees or in written statements of actions taken by the Board of Directors or such committees without a meeting.

          (b) MAI's and each of the MAI Subsidiaries' books and records are and have been properly prepared and maintained in form and substance adequate for preparing audited consolidated financial statements in accordance with generally accepted accounting principles and fairly and accurately reflect all of MAI's and each of the MAI Subsidiaries' assets and liabilities and all contracts and other transactions to which MAI or any of the MAI Subsidiaries is or was a party or by which MAI or any of the MAI Subsidiaries or any of their respective businesses or assets is or was affected.

     6.5 Authority Relative to Agreements.

          (a) MAI has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by MAI and the consummation by MAI of the MAI Merger and the transactions contemplated hereby, will have been duly authorized by the Board of Directors and, except for the approval of the shareholders as set forth in Section 7.6(b) hereof, no other corporate proceedings on the part of MAI are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by MAI and (assuming due authorization, execution and delivery by PICM and the receipt of all requisite regulatory approvals) constitutes a valid and binding obligation of MAI, enforceable against it in accordance with its terms except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles.

          (b) Except as set forth in Section 6.5(b) of the MAI Disclosure Schedule, neither the execution and delivery of this Agreement by MAI nor the consummation of the transactions contemplated hereby nor compliance by MAI with any of the provisions hereof will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of MAI or any of the MAI Subsidiaries under, any of the terms, conditions or provisions of (x) their respective charters or bylaws or (y) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which MAI or any of the MAI Subsidiaries is a party or to which they or any of their respective properties or assets may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to MAI and the MAI Subsidiaries or any of their respective properties or assets, except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances, which, in the aggregate, would not have any material adverse effect on the business, results of operations, or financial condition of MAI and the MAI Subsidiaries taken as a whole.

          (c) Other than in connection with or in compliance with the provisions of the Alabama, Missouri, West Virginia and Indiana Insurance Codes, the Hart-Scott-Rodino Act and the federal and applicable state securities laws (including those described in Section 7 of this Agreement), no notice

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     to, filing with, or authorization, consent or approval of, any domestic public body or government authority is necessary for the consummation by MAI of the transactions contemplated by this Agreement, except where failure to give such notices, make such filings, or obtain authorizations, consents or approvals would, in the aggregate, not have a material adverse effect on the business, results of operations, financial condition or prospects of MAI and the MAI Subsidiaries taken as a whole.

     6.6 Financial Statements and Other Reports.

          (a) MAI has made available to PICM the Annual Statements of each of the MAI Insurance Subsidiaries as filed with the Department of Insurance in its state of domicile for each of the years ended December 31, 1995, 1996, 1997, 1998 and 1999, together with the reports thereon by its independent auditor and its independent actuary (collectively referred to as the "MAI Insurance Subsidiaries Statutory Statements"). The MAI Insurance Subsidiaries Statutory Financial Statements of each MAI Insurance Subsidiary were prepared in accordance with the regulatory accounting methods required by the state of domicile of such MAI Insurance Subsidiary on a basis consistent basis throughout the periods covered thereby. The MAI Insurance Subsidiaries Statutory Financial Statements fairly reflect the financial condition and results of operations of the MAI Insurance Subsidiaries for the dates and the periods indicated, and are consistent with the books and records of the MAI Insurance Subsidiaries (which books are correct and complete in all material respects).

          (b) MAI has made available to PICM (A) the audited consolidated financial statements of MAI and the MAI Subsidiaries, for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, together with the report(s) of MAI's independent auditors, which consolidated financial statements include consolidated balance sheets, consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended and notes thereto prepared in accordance with generally accepted accounting principles, and (B) the unaudited consolidated financial statements of MAI and the MAI Subsidiaries for the three month period ended March 31, 2000, which unaudited financial statements include a condensed consolidated balance sheet as of said date and condensed consolidated statements of income and cash flows for the period then ended (collectively referred to as the "MAI Consolidated Financial Statements"). The MAI Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles on a consistent basis throughout the periods covered thereby. All such MAI Consolidated Financial Statements fairly reflect the consolidated financial condition and results of operations of MAI and its consolidated subsidiaries for the dates and periods indicated (except for normal recurring year-end adjustments in the case of the unaudited financial statements). The MAI Consolidated Financial Statements are consistent with the books and records of MAI and its consolidated subsidiaries (which books and records are correct and complete in all material respects).

          (c) Section 6.6(c) of the MAI Disclosure Schedule lists all financial examinations that any state Department of Insurance has conducted with respect to MAI or any of the MAI Insurance Subsidiaries since December 31, 1996. MAI has made available to PICM correct and complete reports issued by the applicable Department of Insurance with respect to the examinations listed on the Disclosure Schedule. Except with respect to the transactions contemplated hereby or as otherwise disclosed on Section 6.6(c) of the MAI Disclosure Schedule, there are no regulatory examinations of MAI or any MAI Subsidiary currently in process.

          (d) Section 6.6(d) of the MAI Disclosure Schedule sets forth a list of each registration statement, report, proxy statement or other filing filed by MAI or any of the MAI Subsidiaries with the Alabama, West Virginia, Indiana and Missouri Departments of Insurance or the SEC for the periods ending and events occurring after December 31, 1999 and prior to the date of this Agreement. MAI has filed and the applicable MAI Subsidiaries have filed all registration statements, proxy statements, reports and other filings and all amendments thereto which they were required to file with the applicable the Alabama, West Virginia, Indiana, and Missouri Departments of Insurance and/or the SEC since December 31, 1996. As of its date, each of such filings contained all information

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     required by the Alabama, West Virginia, Indiana, and Missouri Insurance
     Codes or the SEC and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein in light of the circumstances under which they were made, not misleading, except to the extent any such statement or omission has been modified or superseded in a document subsequently filed with the appropriate authority. MAI has made available to PICM accurate and complete copies of all of such filings.

          (e) Except as disclosed in (i) Section 6.6(e) of the MAI Disclosure Schedule or (ii) the proxy statements and reports, and the registration statements on Form B, described in Section 6.6(d) hereof, there have not been since December 31, 1996, and there are currently no contracts, real estate leases, loans, guarantees or other arrangements or transactions of any nature between MAI and any of the MAI Subsidiaries, or between MAI and MAI Subsidiaries and any of their respective officers, directors, or affiliates (as such term is defined in Rule 405 of the SEC) (excluding employment matters).

          (f) MAI has not received from any person any Notice on Form A or such other form as may be prescribed under the Alabama, West Virginia, Indiana or Missouri Insurance Holding Company Systems Acts indicating that such person intends to make or has made a tender offer for or a request or invitation for tenders of, or intends to or has entered into any agreement to exchange securities for, or intends to acquire or has acquired in the open market or otherwise, any voting security of MAI, if after the consummation thereof such person would directly or indirectly be in control of MAI.

     6.7 Absence of Undisclosed Liabilities. Neither MAI nor any of the MAI Subsidiaries has any material liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, (including, without limitation, tax liabilities of a permanent nature due or to become due, and whether incurred in respect of or measured by income of MAI and the MAI Subsidiaries for any period prior to the close of business on March 31, 2000, or arising out of any transactions entered into or any set of facts existing prior thereto) except for
(i) liabilities reflected or reserved against in the MAI Consolidated Financial Statements (including notes thereto) or reflected or disclosed in the MAI Disclosure Schedule, and (ii) liabilities which have arisen after March 31, 2000, in the ordinary course of business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of law, or arose out of any charge, complaint, action, suit, proceeding, hearing, investigation, claim, or demand).

     6.8 Absence of Certain Changes. Since March 31, 2000, except as set forth in Section 6.8 of the MAI Disclosure Schedule, there has not been:

          (a) any change in the financial condition, assets, liabilities or business of MAI and the MAI Subsidiaries which change individually or in the aggregate has been materially adverse;

          (b) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties or business of MAI and the MAI Subsidiaries;

          (c) any payment by MAI of dividends or any distribution by MAI of any assets of any kind whatsoever to any of the shareholders in redemption of or as the purchase price of any of its capital stock, or any discharge or cancellation, whether in part or in whole, of any indebtedness owing to any such shareholders, except reimbursement to employees of MAI and the MAI Subsidiaries of ordinary business expenses or other debts arising in the ordinary course of business and except for any stock repurchases by MAI or a MAI Subsidiary as permitted by Section 8.1(b) hereof;

          (d) any mortgage, pledge, or subjection to lien, charge or encumbrance of any material kind of any assets, tangible or intangible, of MAI or the MAI Subsidiaries;

          (e) any sale or transfer of any assets of MAI or the MAI Subsidiaries or any cancellation of any debts or claims by MAI or the MAI Subsidiaries, except in the ordinary course of business;

          (f) any sale, assignment or transfer by MAI or the MAI Subsidiaries of any trademarks, trade names, or other intangible assets;

                                       A-31
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          (g) any material amendment to or termination of any material contract, agreement, instrument or license to which MAI or any of the MAI
     Subsidiaries is a party; or

          (h) any other event or condition of any character materially and adversely affecting the business or properties of MAI and the MAI Subsidiaries.

     6.9 Tax Matters.

          (a) MAI and each MAI Subsidiaries has duly paid or made provisions for the payment of all Taxes which have been incurred or are due or claimed to be due from it by federal, state, county, foreign, or local tax authorities on or prior to the date of this Agreement other than (i) Taxes or other charges which are not yet delinquent or are being contested in good faith and have not been finally determined for which adequate reserves have been made on the financial statements described in Section 6.6(b) of this Agreement, or (ii) Taxes the failure to pay or make provision for, either individually or in the aggregate, will not have a material adverse effect on MAI and the MAI Subsidiaries. MAI and each of the MAI Subsidiaries have timely and properly filed all Tax Returns. All such Tax Returns were correct and complete in all material respects. Except as disclosed on
     Section 6.9(a) of the MAI Disclosure Schedule, and except for extensions that are automatically granted by the taxing authorities upon filing an application therefor, neither MAI nor any of the MAI Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return. Except as set forth in Section 5.9(a) of the MAI Disclosure Schedule, no claim has ever been made by an authority in a jurisdiction where MAI or any of the MAI Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no security interests on any of the assets of MAI or any of the MAI Subsidiaries that arose in connection with the failure (or alleged failure) to pay any Taxes.

          (b) Each of MAI and the MAI Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party.

          (c) To the knowledge of MAI, there is no dispute or claim concerning any tax liability of MAI or any of the MAI Subsidiaries except as disclosed in Section 6.9(c) of the MAI Disclosure Schedule. Section 6.9(c) of the MAI Disclosure Schedule identifies the last Tax Returns that have been audited by the taxing authority with whom they were filed, and indicates those Tax Returns that currently are the subject of an audit procedure or that MAI has received notice will be subject to an audit procedure. MAI has made available to PICM correct and complete copies of all federal income tax returns (including amendments thereto), examination reports, and statements of deficiencies assessed against or agreed to by MAI or any of the MAI Subsidiaries since December 31, 1996.

          (d) Except as disclosed in Section 6.9(d) of the MAI Disclosure Schedule, neither MAI nor any of the MAI Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax Return or a tax assessment or deficiency other than extensions that are automatically granted by the taxing authorities upon filing an application therefor.

          (e) The unpaid Taxes of MAI and the MAI Subsidiaries do not exceed the reserve for tax liability set forth on the consolidated balance sheet at December 31, 1999 (rather than any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of MAI in filing its returns.

          (f) Any amount that is reasonably likely to be received (whether in cash or property or the vesting of property) as a result of the transaction contemplated by this Agreement by any employee, officer or director of MAI or any of its affiliates who is a "Disqualified Individual" (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or MAI Employee Benefit Plan (as defined in Section 6.17 below) currently in effect will not be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code).

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     6.10 MAI Loss Reserves and Premium Rates for Professional Liability
Insurance.

          (a) The reserves for losses and loss adjustment expenses reflected on the consolidated balance sheet of MAI at December 31, 1999, included in the MAI Consolidated Financial Statements, are adequate to provide for the estimated ultimate net costs of all reported and unreported losses incurred through the date of said balance sheet, and no director or officer of MAI or any MAI Insurance Subsidiary (or any employee responsible for the administration of claims) has any knowledge of any facts that would cause any of them to believe that the reserves for losses and loss adjustment expenses reflected on such balance sheet, will not represent the estimated ultimate net costs of all reported and unreported losses incurred through December 31, 1999.

          (b) Section 6.10(b) of the MAI Disclosure Schedule lists each independent consulting actuary that has been engaged by MAI or an MAI Insurance Subsidiary to review the reserve for losses and loss adjustment expenses of the MAI Insurance Subsidiaries and premium rates for liability insurance in each of the years commencing after December 31, 1996 (collectively the "MAI Actuaries" and separately as "MAI Actuary"). MAI Actuaries have made written recommendations as to the amount that the MAI Insurance Subsidiaries should maintain in such reserves in each of said years. Section 6.10(b) of the MAI Disclosure Schedule lists each and every item of correspondence delivered by the MAI Actuaries to MAI or a MAI Insurance Subsidiary (i) since December 31, 1998, in which the MAI Actuary has expressed an opinion as to the adequacy of loss reserves or made recommendations as to the amount of the reserve for losses and loss adjustment expenses that should be maintained by MAI or the MAI Insurance Subsidiaries and (ii) since December 31, 1996, in which the MAI Actuary has expressed an opinion as to the adequacy of premiums or made a recommendation as to the premiums that should be charged by MAI Insurance Subsidiaries for liability insurance. MAI has made available to PICM a true and correct copy of each item of correspondence from the MAI Actuaries listed on the Disclosure Schedule.

          (c) Each of the MAI Insurance Subsidiaries is required to submit for approval by the Department of Insurance in each state in which it is authorized as an insurer, policies, endorsements, underwriting manuals, and premium rates for the professional liability insurance offered in that state unless otherwise disclosed in Section 6.10(c) of the MAI Disclosure Schedule. Section 6.10(c) of the MAI Disclosure Schedule sets forth all increases in premium rates for medical professional liability insurance submitted by the MAI Insurance Subsidiaries which have been disapproved by any Department of Insurance since December 31, 1996. Section 6.10(c) of the MAI Disclosure Schedule lists all correspondence or communications from a Department of Insurance received by any of the MAI Insurance Subsidiaries after December 31, 1996, that requests or suggests that its premium rates, if applicable, for professional liability insurance should be reduced below the current approved premium levels.

     6.11 Reinsurance. MAI has made available to PICM accurate and complete copies of all reinsurance agreements or treaties that are currently in effect with respect to claims incurred under liability insurance policies of any of the MAI Insurance Subsidiaries prior to December 31, 1999. Except as set forth in
Schedule 6.11 of the MAI Disclosure Schedule, there has been no change or addition to the reinsurance agreements or treaties or any of the MAI Insurance Subsidiaries since December 31, 1999. The consummation of the transactions contemplated herein will not result in the termination of any such reinsurance agreements or treaties. The reserve for unpaid losses, loss adjustment expenses and unearned premiums at December 31, 1999 and March 31, 2000, as reflected in the consolidated balance sheets in the MAI Consolidated Financial Statements are stated gross of reinsurance ceded amounts. All reinsurance recoverable amounts reflected in the consolidated balance sheets at December 31, 1999 and March 31, 2000, respectively, included in the MAI Consolidated Financial Statements are collectible.

     6.12 Investments. Except as set forth in Section 6.12 of the MAI Disclosure Schedule, there has been no material change in investment policy of MAI and the MAI Subsidiaries or in the composition of the investments of MAI and the MAI Subsidiaries since March 31, 2000.

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     6.13 Real Property.

          (a) MAI and the MAI Subsidiaries own or lease all of the real property necessary or incidental to the conduct of their respective businesses. Except as set forth in Section 6.13(a) of the MAI Disclosure Schedule, MAI and the MAI Subsidiaries have good and marketable title to all real property owned by them free and clear of any liens, claims and encumbrances, except taxes not yet due and payable and easements, restrictions and encumbrances that do not unreasonably interfere with current use of such real property by MAI and the MAI Subsidiaries. MAI's and each of the MAI Subsidiaries' ownership, or possession, operation and use of all real property owned by MAI and the MAI Subsidiaries comply with all applicable laws, except where the failure to do so would not have any material adverse effect on MAI and the MAI Subsidiaries and would not subject MAI or any of the MAI Subsidiaries to any material penalty. With respect to each lease agreement for real property to which MAI or any of the MAI Subsidiaries is a party:

             (i) MAI has made available to PICM complete and correct copies of the lease agreements, together with all supplements and amendments thereto;

             (ii) Each of the lease agreements as so modified, amended and supplemented, is in full force and effect and is legally valid, binding and enforceable in accordance with its respective terms, except as enforceability may be limited by bankruptcy laws and laws affecting creditors' rights generally, is in full force and effect;

             (iii) There are no monetary defaults and no material nonmonetary defaults by MAI or a MAI Subsidiary under any of the lease agreements;

             (iv) Neither MAI nor any of the MAI Subsidiaries has received notice of any default, offset, counterclaim or defense under the lease agreements;

             (v) Except as disclosed in Section 6.13(a) in the MAI Disclosure Schedule, no condition or event has occurred which with the passage of time or the giving of notice or both would constitute a default or breach by MAI and the MAI Subsidiaries of the terms of the lease agreements, and all of the rent, security deposits, reserve funds, and other sums and charges due and payable under the lease agreements have been paid in full through the date hereof; and

             (vi) To the knowledge of MAI and the MAI Subsidiaries there are no purchase contracts, options or other agreements of any kind whereby any person or entity as of the date hereof, has acquired or will have any basis to assert any right, title or interest in, or right to the possession, use, enjoyment or proceeds of, any part or all of the interests in the real property subject to the lease agreements.

          (b) Except as set forth on Section 6.13(b) of the MAI Disclosure Schedule, neither MAI nor any of the MAI Subsidiaries has generated, operated, processed, distributed, transported, used, treated, stored, handled, emitted, discharged, released or disposed of (or caused any person or entity to do any of the foregoing or assisted any person or entity in doing any of the foregoing) any oil, gasoline, petroleum-related products, hazardous substances, hazardous waste, or pollutants or contaminants (as defined by CERCLA), including, without limitation, asbestos or asbestos containing materials, PCB's or urea formaldehyde, except in accordance with applicable laws or any product which may give rise to Hazardous Materials Liabilities.

     6.14 Personal Property.

          (a) Except as set forth in Section 6.14(a) to the MAI Disclosure Schedule, none of the personal property owned by MAI and the MAI Subsidiaries is subject to, or will be subject to as of the Closing Date, any security interest, mortgage, pledge, lien, right of first refusal, option, restriction, liability, restrictive covenant, charge or encumbrance of any kind or character whatsoever.

          (b) Section 6.14(b) to the MAI Disclosure Schedule sets forth an accurate and complete list of all personal property leases which are not cancelable upon ninety (90) days notice without penalty

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

     and that have monthly rent in an amount that exceeds $10,000 and a term that will not expire prior to June 30, 2001. MAI has made available to PICM complete and correct copies of all such personal property leases. Except as set forth in Section 6.14(b) of the MAI Disclosure Schedule:

             (i) The personal property leases listed therein have not been modified, amended or assigned, are legally valid, binding and enforceable in accordance with their respective terms and are in full force and effect, except to the extent enforceability is limited by equitable remedies or laws affecting creditors' rights generally;

             (ii) There are no monetary defaults and no material nonmonetary defaults by MAI or any MAI Subsidiary, or, to the actual knowledge of MAI, any other party to the personal property leases listed therein;

             (iii) Neither MAI nor any MAI Subsidiary has received notice of any default, offset, counterclaim or defense under any personal property lease listed therein; and

             (iv) MAI has no actual knowledge that any condition or event has occurred which with the passage of time or the giving of notice or both would constitute a default or breach by MAI or any MAI Subsidiary of the terms of any personal property leases listed therein.

     6.15 Intellectual Property.

          (a) MAI and the MAI Subsidiaries own or have the right to use by license, sublicense, agreement or permission all Intellectual Property whose use either alone or in conjunction with other items of Intellectual Property are material to the conduct of the business of MAI and the MAI Subsidiaries taken as a whole.

          (b) Neither MAI nor any of the MAI Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of third parties and neither MAI nor any of the MAI Subsidiaries has received any charge, complaint, claim or notice alleging any such interference, infringement, misappropriation or violation. To the knowledge of MAI, no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of MAI or the MAI Subsidiaries.

          (c) MAI has made available to PICM correct and complete copies of all licenses, sublicenses, agreements and permissions (as amended to date) for the use of Intellectual Property by PICM or the PICM Subsidiaries. With respect to each such item of such Intellectual Property: (i) the license, sublicense, agreement or permission covering the item is legal, valid, binding, enforceable and in full force and effect; (ii) the license, sublicense, agreement or permission will continue to be legal, valid, binding and enforceable and in full force and effect on identical terms following the Closing Date except as disclosed on Schedule 6.15(c) of the MAI Disclosure Schedule; (iii) no party to the license, sublicense, agreement or permission is in breach or default, and no event of default has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder;
     (iv) no party to the license, sublicense, agreement or permission has repudiated any provision thereof; (v) with respect to each sublicense, the representations and warranties set forth in (i) through (iv) above are true and correct with respect to the underlying license; and (vi) neither MAI nor any of the MAI Subsidiaries has granted any sublicense or similar right with respect to the license, sublicense, agreement or permission, except as disclosed on Schedule 6.15(c) of the MAI Disclosure Schedule.

     6.16 Contracts and Commitments.

          (a) MAI has made available to PICM correct and complete copies of all written (unless otherwise specified) contracts, agreements, or arrangements to which MAI or any of the MAI Subsidiaries is a party that have been filed as exhibits (including documents incorporated by reference) to any of the following: (i) MAI's Annual Report on Form 10K for the year ended December 31, 1999; and (ii) any Registration Statement on Form B filed by MAI or any of the MAI

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     Insurance Subsidiaries with any of the States of Alabama, West Virginia,
     Missouri, and Indiana for the year ended December 31, 1999.

          (b) MAI has made available to PICM correct and complete copies of all material written arrangements (or group of related written arrangements) from or to third parties, for the furnishing to or receipt of services by MAI or any MAI Subsidiaries, including without limitation, agency agreements, managing general agent agreements, reinsurance intermediary agreements and other distribution agreements.

          (c) Section 6.16(c) of the MAI Disclosure Schedule lists the following contracts, agreements, documents and arrangements to which MAI or any of the MAI Subsidiaries is a party and are not included in the contracts, agreements, commitments and arrangements described in Section 6.16(a) or
     (b) herein:

             (i) Any written arrangement concerning a partnership or joint venture;

             (ii) Any written arrangement in which MAI or any MAI Subsidiaries has agreed not to compete with respect to any product or territory;

             (iii) Any written arrangement with any of the officers, directors, and employees of MAI or any of the MAI Subsidiaries in the nature of a collective bargaining agreement, employment agreement, consulting agreement or severance agreement that is not cancelable by MAI or any of the MAI Subsidiaries without penalty or compensation on thirty (30) days notice;

             (iv) Any written commitment or arrangement to pay employees of MAI and the MAI Subsidiaries incentive or bonus compensation based on their respective productivity or performance, the performance of MAI and the MAI Subsidiaries or otherwise;

           (v) Any written or oral agreement or understanding with any state insurance department relating to restrictions on distributions or other payments to the shareholders of MAI or any of the MAI Subsidiaries, the continued operation of MAI or any MAI Subsidiary, or any other matter relating to MAI or a MAI Subsidiary and its affairs; and

           (vi) Any written or oral agreement or understanding with respect to the retention of any law firms or other persons relating to the defense of claims made against insureds of any of the MAI Subsidiaries.

          (d) With respect to each written arrangement described in Section 6.16(a), Section 6.16(b) and Section 6.16(c) hereof: (i) the written arrangement is legal, valid, binding, enforceable, and in full force and effect; (ii) the written arrangement will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing Date; (iii) neither MAI, nor to the knowledge of MAI, any other party thereto, is in breach or default, and no event has occurred with respect to MAI or any MAI Subsidiary, which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration, under the written arrangement; and (iv) no party has repudiated any provision of the written arrangement. Neither MAI nor any of the MAI Subsidiaries is a party to any verbal contract, agreement or other arrangement which if reduced to written form would be required to be listed in Section 6.16(c) of the MAI Disclosure Schedule under the terms of Section 6.16(c) hereof. MAI has made available to PICM accurate and complete copies of all contracts, agreements, commitments and arrangements described in Section 6.16(c) of the MAI Disclosure Schedule.

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     6.17 Employee Benefit Plans.

          (a) Except with respect to the MAI Employee Benefit Plans (herein defined) listed on Section 6.17 of the Disclosure Schedule, neither MAI nor any of the MAI Subsidiaries sponsors, maintains or contributes to, or has any ongoing obligation or liability whatsoever with respect to:

             (i) Any employee benefit plan as defined in Section 3(3) of ERISA;
        or

             (ii) Any other program, plan, trust agreement or arrangement for any bonus, severance, hospitalization, vacation, sick pay, deferred compensation, pension, profit sharing, retirement, payroll savings, stock option, stock purchase, group insurance, self insurance, death benefit, fringe benefit, welfare or any other employee benefit plan or fringe benefit arrangement of any nature whatsoever including those for the benefit of former employees.

     (all of such plans, programs, and arrangements being hereafter referred to as "MAI Employee Benefit Plans").

          (b) MAI has made available to PICM true, correct and complete copies of all MAI Employee Benefit Plans described on Section 6.17 of the MAI Disclosure Schedule, all insurance policies relating thereto and any written materials used by MAI to describe its employee benefits to its employees.

          (c) Except as described in Section 6.17 of the MAI Disclosure Schedule, neither MAI nor any of the MAI Subsidiaries has any agreement, arrangement, commitment, or understanding, whether legally binding or not, to create any additional MAI Employee Benefit Plan or to continue, modify, change, or terminate, in any material respect, any MAI Employee Benefit Plan.

          (d) If permitted and/or required by applicable law, MAI and the MAI Subsidiaries have properly submitted all MAI Employee Benefit Plans described on Section 6.17 of the MAI Disclosure Schedule, in good faith to meet the applicable requirements of ERISA and/or the Code to the IRS for its approval within the time prescribed therefor.

          (e) MAI has made available to PICM accurate and complete copies of all favorable determination letters from the IRS, the most recent annual return on Form 5500 for each MAI Employee Benefit Plan, and the most current actuarial or valuation reports (as applicable) for each MAI Employee Benefit Plan.

          (f) Each actuarial or valuation report which is described in subparagraph (e) above correctly shows the value of the assets of each such MAI Employee Benefit Plan as of the date thereof, the total accrued and vested liabilities, all contributions by MAI and the MAI Subsidiaries, and the assumptions on which the calculations are based.

          (g) With respect to each MAI Employee Benefit Plan described on
     Section 6.17 of the MAI Disclosure Schedule:

             (i) MAI and the MAI Subsidiaries have made all payments required to be made by them to date, have accrued (in accordance with generally accepted accounting principles consistently applied) as of the date hereof all payments due but not yet payable, and will have made on or prior to the Closing Date all payments due as of the Closing Date;

             (ii) to the knowledge of MAI, MAI and the MAI Subsidiaries have operated and currently operate such plans in compliance in all material respects with the plan documents and all applicable laws, including without limitation ERISA and the Code (including without limitation
        Section 4980B thereof) and the regulations thereunder;

             (iii) to the knowledge of MAI, there has not been any Reportable Event (as defined in Section 4043 of ERISA);

             (iv) to the knowledge of MAI, there has not been any event described in Section 4068 of ERISA;
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

             (v) to the knowledge of MAI, there has not been any material violation of the reporting and disclosure provisions of the Code and ERISA;

             (vi) to the knowledge of MAI, there has not been any Prohibited Transaction (as defined in Section 406 of ERISA or Section 4975 of the
        Code);

             (vii) to the knowledge of MAI, there has not been any violation of Sections 404, 406 or 407 of ERISA; and

             (viii) there has not been any termination or partial termination (including any termination or partial termination attributable to the transactions contemplated by this Agreement) of such plans.

          (h) MAI and the MAI Subsidiaries have no direct or indirect material liability or obligation under any MAI Employee Benefit Plan other than as described in the terms of such MAI Employee Benefits Plans or on Section
     6.17 of the MAI Disclosure Schedule.

          (i) Except as described on Section 6.17 of the MAI Disclosure Schedule, there are no circumstances arising out of MAI's or any of the MAI Subsidiaries' sponsorship of any MAI Employee Benefit Plan which will result in any direct or indirect material liability, other than liability for contributions, benefit payments, administrative costs and liabilities incurred in the ordinary course of business.

          (j) There are no MAI Employee Benefit Plans that are subject to Title IV of ERISA.

          (k) MAI and the MAI Subsidiaries have not incurred, and will not incur as a result of or in connection with either of the Mergers, any liability to the Pension Benefit Guaranty Corporation (or any successor thereto), including any liability under Sections 4063 or 4064 of ERISA.

          (l) MAI and the MAI Subsidiaries have not incurred, and will not incur as a result of or in connection with either of the Mergers, any withdrawal liability, nor have MAI and the MAI Subsidiaries had, nor will they have as a result of or in connection with either of the Mergers or any contingent withdrawal liability, to any Multi-employer Plan under ERISA, as amended by the Multi-employer Pension Plan Amendments Act of 1980.

          (m) Except as described on Section 6.17 of the MAI Disclosure Schedule, there has never been in existence, and there currently does not exist, any Employee Pension Benefit Plan (as defined in Section 3(2) of ERISA) involving MAI or any of the MAI Subsidiaries which is subject to the provisions of Title IV of ERISA, or any such plan which is subject to the funding requirements of Section 412 of the Code or Sections 301 et seq. of ERISA.

          (n) No event has occurred and no circumstances currently exist which do or will result in any civil penalty being assessed pursuant to Section 502 of ERISA, any tax being imposed under Section 4975 of the Code, or any liability for a breach of fiduciary or other responsibility under ERISA in connection with any Employee Pension Benefit Plan which has been established, maintained or contributed to by MAI or any of the MAI Subsidiaries or any other entity or entities which, together with MAI and its Subsidiaries, constitute elements of either a controlled group of corporations (within the meaning of Section 414(b) of the Code), a group of trades or businesses under common control (within the meaning of Section 414(m) of the Code), or another arrangement covered by Section 414(o) of the Code.

          (o) There are no pending claims or lawsuits which have been asserted or instituted (other than in respect of benefits due in the ordinary course which, in the aggregate, are not material against the assets of any of the MAI Employee Benefit Plans or against MAI or any fiduciary of the MAI Employee Benefit Plans) with respect to the MAI Employee Benefit Plans or against MAI whether federal or state.

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

     6.18 Employees.

          (a) MAI has made available to PICM a true and correct list of the names of the employees of MAI and the MAI Subsidiaries, their birth dates, hire dates, compensation rates, name of employer and capacity in which employed, and accrued vacation and sick leave, if any, as of May 31, 2000. Except as limited by any employment agreements and severance agreements listed on Section 6.18(a) of the MAI Disclosure Schedule or as set forth on
     Section 6.18(a) to the MAI Disclosure Schedule, and except for any limitations of general application which may be imposed under applicable employment laws, MAI and each of the MAI Subsidiaries have the right to terminate the employment of any of their respective employees at will and without payment to such employees.

          (b) MAI and the MAI Subsidiaries are in full and complete compliance with all applicable ordinances or other laws, orders, and regulations regarding labor and employment and the compensation therefor, whether state or federal, including without limitation the Occupational Safety and Health Act of 1970, as amended, the Equal Employment Opportunity Act, as amended; the Americans With Disabilities Act, 42 U.S.C. sec. 12101 et seq., as amended; the Fair Labor Standards Act, 29 U.S.C. sec. 201 et seq., as amended; the Equal Pay Act, 29 U.S.C. sec. 206d, as amended, the Portal-to-Portal Pay Act of 1947, 29 U.S.C. sec. 255 et seq., as amended; Title VII of the Civil Rights Act of 1964, 42 U.S.C. sec. 2000e, as amended and 42 U.S.C. sec. 1981, as amended; Rehabilitation Act of 1973, as amended; the Vietnam-Era Veterans' Readjustment Assistance Act of 1974, as amended; Immigration Reform and Control Act, 8 U.S.C. sec. 1324A et seq., as amended; the Employee Polygraph Protection Act of 1988, as amended; the Veterans Re-employment Act -- Handicap Bias, 38 U.S.C. sec. 2027 et seq., as amended; the Civil Rights Act of 1991, as amended; the Family and Medical Leave Act of 1993, as amended; the Religious Freedom Restoration Act of 1993, as amended; and the Age Discrimination and Employment Act of 1967, as amended, except where the failure to so comply would not have a material adverse effect on business or properties MAI and the MAI Subsidiaries. Except as provided on Section 6.18(b) to the MAI Disclosure Schedule, MAI is not aware of any action or investigation which has been instituted or, to the knowledge of MAI, is threatened to be conducted by any state or federal agency regarding any potential violation by MAI and the MAI Subsidiaries of any laws, orders, ordinances and regulations regarding labor and employment or the compensation therefor during the past five (5) years including without limitation, any of the aforementioned statutes and congressional acts, except for actions or investigations which would not individually or in the aggregate have a material adverse effect on MAI and the MAI Subsidiaries and would not subject MAI and the MAI Subsidiaries to any material penalty.

          (c) Neither MAI nor any of the MAI Subsidiaries has ever been a party to or bound by any union or collective bargaining contract, nor is any such contract currently in effect or being negotiated by MAI or any of the MAI Subsidiaries. Neither MAI nor any of the MAI Subsidiaries have ever experienced any material labor problem. Except as indicated on Section 6.18(c) to the MAI Disclosure Schedule, since May 31, 2000, no affiliate of MAI or any of the MAI Subsidiaries listed in Section 6.24 of the MAI Disclosure Schedule has indicated to any officer or director of MAI an intention to terminate his or her employment.

     6.19 Accounts Receivable. All accounts receivable of MAI and the MAI Subsidiaries are reflected properly on their respective books and records, are valid receivables subject to no set offs or counterclaims, are presently current and collectible, and will be collected in accordance with their terms at the recorded amounts, subject only to a reasonable reserve for bad debts.

     6.20 Proceedings and Judgments. Except as described in Section 6.20 of the MAI Disclosure Schedule, (a) there is no material litigation, investigation, claim, suit, arbitration or other proceeding pending or, to the best knowledge of MAI, threatened against or relating to MAI or any of the MAI Subsidiaries, any of their respective businesses or assets, any assets of any other person which are used in any of their businesses or the transactions contemplated by this Agreement, and there is no basis known to MAI for any such litigation, investigation, claim, suit, arbitration, or other proceeding (excluding claims covered by insurance policies written by MAI Insurance Subsidiaries), (b) there are no outstanding

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

judgments or orders against MAI or any of the MAI Subsidiaries or any of their respective businesses or assets, or any assets of any other person which are used in any of their businesses, or against any of their respective officers, directors or employees which has had or would be expected to have an adverse effect on MAI and the MAI Subsidiaries, and (c) no material breach of contract, bad faith, breach of warranty, tort, negligence, infringement, fraud, discrimination, wrongful discharge or other claim of any nature has been asserted or, to the best knowledge of MAI, threatened against MAI or any of the MAI Subsidiaries, nor is there any basis for any such claim. As to each item described in such reports or in Schedule 6.20 of the MAI Disclosure Schedule (if any), accurate and complete copies of all relevant pleadings, judgments, orders and correspondence have been made available to PICM.

     6.21 Insurance. MAI and the MAI Subsidiaries maintain policies of general liability, fire and casualty, automobile and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are, in MAI's judgment, reasonable for the business and assets of MAI and the MAI Subsidiaries. All such policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date under comprehensive general liability and workmen's compensation insurance policies), and no notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. To the knowledge of MAI, the activities and operations of MAI and the MAI Subsidiaries have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies. The coverages and policy limits of all general liability and automobile insurance policies maintained by MAI and each of the MAI Subsidiaries during the last five
(5) years are consistent with the coverages and policy limits of the general liability and automobile policies currently in effect.

     6.22 Brokerage Fees. Except as disclosed in Section 6.22 of the MAI Disclosure Schedule, no person or company acting on behalf of MAI is entitled to any brokerage or finder's fee or investment banking fee in connection with the transactions contemplated by this Agreement.

     6.23 Questionable Payments. Neither MAI nor any of the MAI Subsidiaries, nor any of their respective current directors or officers, and to the best of MAI's knowledge, former officers or directors or current or former employees, agents or representatives have (a) used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees,
(c) violated any provision of the Foreign Corrupt Practices Act of 1977, (d) established or maintained any unlawful or unrecorded fund of corporate monies or other assets, (e) made any false or fictitious entries on the books and records of MAI or any of the MAI Subsidiaries, (f) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature, or (g) made any material favor or gift which is not deductible for federal income tax purposes.

     6.24 Affiliates. Section 6.24 of the MAI Disclosure Schedule sets forth a list of all persons who are affiliates of MAI as contemplated in Rule 145 of the SEC.

     6.25 Compliance with Applicable Law. MAI and each of the MAI Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to, and have complied in all material respects with, and are not in default in any material respect under any, and have maintained and conducted their respective businesses in all material respects in compliance with, all applicable laws, statutes, orders, rules, regulations, policies and/or guidelines of each governmental authority relating to MAI or any of the MAI Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, either individually or in the aggregate, have a material adverse effect on MAI and the MAI Subsidiaries. Neither MAI nor any of the MAI Subsidiaries, directly or indirectly, engages in any activity prohibited by applicable law.

     6.26 No Investment Company. Neither MAI nor any MAI Subsidiary is an "investment company," or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

     6.27 Takeover Laws. The Board of Directors of MAI has approved the transactions contemplated by this Agreement and the Stock Option Agreements and taken such action such that the provisions of Section 203 of the Delaware General Corporation Law and any other provisions of any state or local "takeover" law applicable to MAI will not apply to this Agreement or the Stock Option Agreements or any of the transactions contemplated hereby or thereby.

     6.28 Full Disclosure. All of the representations and warranties made by MAI in this Agreement, taken together and with the MAI Disclosure Schedule, do not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements set forth herein and therein, in light of the circumstances in which such statements were made, not misleading. The copies of documents attached to the MAI Disclosure Schedule or otherwise made available to PICM in connection with the transactions contemplated hereby are accurate and complete in all material respects unless otherwise set forth in
Section 6.25 of the MAI Disclosure Schedule.

7. SHAREHOLDER AND REGULATORY APPROVAL OF THE MERGER

     7.1 The Holding Company Filings.

          (a) PICM and MAI understand and agree that the Holding Company will be required to file certain documents and obtain certain approvals in order to complete the transactions contemplated hereby (the "Holding Company Filings"), which filings and approvals include without limitation the following:

             (i) Notice on Form A and Form E, if applicable, to be filed with the Department of Insurance in each of Alabama, West Virginia, Indiana and Missouri in support of the Holding Company's request for approval of a change of control of MAI and the MAI Insurance Subsidiaries ("MAI Form A Notices");

             (ii) Notice on Form A and Form E, if applicable, to be filed with the Department of Insurance in each of Michigan, Illinois and Indiana in support of the Holding Company's request for approval of the change of control of PICM and the PICM Insurance Subsidiaries ("PICM Form A Notices");

             (iii) Registration Statement on Form S-4 to be filed with the SEC for the registration of the Holding Company Common Stock to be issued in the Mergers. The Registration Statement will be in the form of a Joint Proxy Statement to be mailed to the stockholders of PICM and MAI in connection with the stockholders' meetings held by PICM for the approval of the PICM Merger and the stockholders meeting held by MAI for the approval of the MAI Merger (the "Registration Statement" or "Joint Proxy Statement"); and

             (iv) Applications, statements, correspondence or forms required to be filed with appropriate state securities law regulatory authorities to register or qualify the shares of the Holding Company Common Stock to be issued upon consummation of the Mergers ("Blue Sky Filings").

          (b) Each party will furnish all information, including certificates, consents and opinions of experts deemed reasonably necessary by the other party for the preparation of the Holding Company Filings. Each party covenants and agrees that all information furnished by it for inclusion in the Holding Company Filings will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading, in light of the circumstances under which they were made.

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

     7.2 PICM Form A Notices.

          (a) To the extent applicable, PICM shall prepare on behalf of the Holding Company and (i) file a Notice on Form A and related documents pursuant to the Michigan, Illinois and Indiana Holding Company Systems Act and (ii) file the preacquisition notification and report forms and related material on Form E that it may be required to file with the Michigan, Illinois and Indiana Departments of Insurance in connection with the PICM Merger.

          (b) MAI will cooperate with PICM in providing information necessary to complete such filings and in obtaining the approval of the Commissioners of the Departments of Insurance of Michigan, Illinois and Indiana to the PICM Merger as herein contemplated. PICM and MAI shall cooperate and coordinate with each other in taking such actions as may be required to obtain such approvals, including, without limitation, giving notice of the public hearing regarding this transaction to any persons required by such commissioners in the manner prescribed by such commissioners, having its representatives attend the public hearings of such commissioners and testify at such hearings if required, and submitting such information as may be reasonably available pursuant to requests by such commissioners of each of Michigan, Illinois and Indiana in connection with such hearings.

     7.3 MAI Form A Notices.

          (a) To the extent applicable, MAI shall prepare and file on behalf of the Holding Company (i) a Form A and related documents pursuant to the Alabama, West Virginia, Indiana, and Missouri Holding Company Systems Acts and (ii) the preacquisition notification and report forms and related material on Form E that it may be required to file with the Alabama, West Virginia, Indiana, and Missouri Departments of Insurance in connection with the MAI Merger.

          (b) PICM will cooperate with MAI providing information necessary to complete such filings and in obtaining the approval of the Commissioners of the Departments of Insurance of Alabama, West Virginia, Indiana, and Missouri to the MAI Merger as herein contemplated. PICM and MAI shall cooperate and coordinate with each other in taking such actions as may be required to obtain such approvals, including without limitation, giving notice of the public hearing regarding this transaction to any persons required by such commissioners and in the manner prescribed by such commissioners, having its representatives attend the public hearing of the commissioners of such states and testify at such hearing if required, and submitting such information as may be reasonably available pursuant to requests by such commissioners in connection with the applicable hearing.

     7.4 Hart-Scott-Rodino Act. Each of MAI, the Holding Company and PICM will file any notification and report forms and related material they may be required to file with the Federal Trade Commission and the Anti-Trust Division of the United States Department of Justice (the "Pre-Merger Notification Agencies") under the Hart-Scott-Rodino Act ("HSR Act"), will use their reasonable best efforts to obtain an early termination of the applicable waiting period, and will make any further filings pursuant thereto that may be necessary, proper or advisable ("HSR Act Report").

     7.5 Registration Statement and Proxy Statements.

          (a) As promptly as practicable after the execution of this Agreement, MAI shall cause the Holding Company to prepare and file and use its reasonable best efforts to have declared effective as promptly as practicable after such filing, the Registration Statement necessary to register under the 1933 Act, the shares of the Holding Company Common Stock to be issued pursuant to the Mergers. The Registration Statement shall include such information as may be required under the 1933 Act with respect to the approval of the PICM Merger and the MAI Merger by the stockholders of PICM and MAI, respectively, and shall also include such information as may be required under Schedule 14A under the 1934 Act. PICM and MAI shall provide promptly to the Holding Company such information concerning the business, financial condition and affairs of PICM and the PICM Subsidiaries and MAI and MAI Subsidiaries as may be necessary or reasonably requested by MAI in connection with the preparation or filing of the Registration Statement and shall otherwise cooperate and cause its representatives to cooperate with the Holding Company's representatives in the preparation and filing of such Registration Statement.

          (b) MAI and PICM shall use their reasonable best efforts to cause the Registration Statement to become effective or otherwise approved for distribution by the SEC as soon as practicable and thereafter to promptly distribute copies of the Joint Proxy Statement to their respective stockholders. After the execution of this Agreement, and thereafter until the Closing Date, PICM and MAI shall promptly advise each other of any facts which should be set forth in an amendment or supplement to the Joint Proxy Statement, and each party shall take all such action as shall be necessary to keep the Registration Statement current and effective until the Closing Date. Except to the extent permitted by applicable law, including Rule 145(b) of the SEC or Rule 14a-2 or Rule 14e-2 of the SEC, or required by the fiduciary obligations of its Board of Directors, PICM and MAI shall use their best efforts not to publish any communication, other than the Registration Statement, relating to this Agreement or the transactions contemplated hereby or thereby. If the Holding Company Common Stock is registered under the 1933 Act, the Holding Company shall not be required to maintain the effectiveness of the Registration Statement for the purpose of resale by the affiliates of PICM and MAI, as such term is used in Rule 145 of the SEC.

          (c) PICM shall deliver to MAI consents of Pricewaterhouse Coopers LLP and KPMG LLP as required by the SEC to include their respective reports on the PICM Consolidated Financial Statements and MEEMIC Consolidated Financial Statements in the Registration Statement and to refer to each of them as experts in the Registration Statement with respect to the matters included in such reports.

          (d) MAI shall deliver to PICM a consent of Ernst & Young LLP as required by the SEC to include its report on the MAI Consolidated Financial Statements in the Registration Statement and to refer to said accountants as experts in the Registration Statement with respect to the matters included in said report.

          (e) Each of PICM and MAI (each, a "party") warrants, represents and covenants to the other that when the Registration Statement shall become effective or otherwise approved for distribution, and at all times subsequent thereto, up to and including the date of stockholders' meetings of PICM and MAI referred to in Section 7.6, such Registration Statement and all amendments or supplements thereto will, with respect to the information furnished by such party or its representatives to the other party or its representatives, (i) comply in all material respects with the provisions of the 1933 Act and the 1934 Act and the rules and regulations thereunder, and
     (ii) not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each party warrants, represents and covenants to the other that all information furnished to the other for use in the filings described in or contemplated by this Agreement shall not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each party hereby agrees to fully indemnify and hold harmless each person who controls such other party (within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act), and each of such other party's directors, officers and representatives, from and against any and all losses, claims, liabilities, damages and expenses (including reasonable attorneys' fees) that arise out of or are based upon a breach of this warranty, representation and covenant.

     7.6 Stockholder Approval.

          (a) PICM shall call a meeting of its stockholders to be held as soon as reasonably practicable for the purpose of obtaining the requisite PICM stockholder approval required in connection with this Agreement and the PICM Merger, and shall use its best efforts to cause such meeting to occur on the same date as the meeting of the stockholders of MAI called for the purpose of obtaining the requisite MAI stockholder approval required in connection with this Agreement and the MAI Merger.

     PICM will, through its Board of Directors, subject to its fiduciary obligations, as determined by its Board of Directors, recommend to its stockholders approval of this Agreement and the PICM Merger.

          (b) MAI shall call a meeting of its stockholders to be held as soon as reasonably practicable for the purpose of obtaining the requisite MAI stockholder approval required in connection with this Agreement and the MAI Merger, and shall use its best efforts to cause such meeting to occur on the same date as the meeting of the stockholders of PICM called for the purpose of obtaining the requisite PICM stockholder approval required in connection with this Agreement and the PICM Merger. MAI will, through its Board of Directors, subject to its fiduciary obligations as determined by its Board of Directors, recommend to its stockholders approval of this Agreement and the MAI Merger.

     7.7 Blue Sky Filings. MAI shall cause the Holding Company to make all Blue Sky Filings under applicable state securities laws which are required in connection with the transactions contemplated by this Agreement. PICM and MAI shall cooperate with the Holding Company, and furnish all information reasonably required by the Holding Company, in connection with such filings.

     7.8 Tax Opinion. MAI and PICM agree to cause the Holding Company to engage Ernst & Young, LLP, or such other nationally recognized firm, to render an opinion, acceptable to MAI and PICM in form and substance, as to the material tax consequences to the Holding Company, PICM, MAI and the stockholders of PICM and MAI in connection with the Mergers and the receipt of the PICM Merger Consideration and MAI Merger Consideration, respectively. The opinion shall be addressed to the Board of Directors of the Holding Company, MAI and PICM rendered on or before the filing of the Registration Statement, and the person rendering the opinion shall consent to the reference to the opinion in the Joint Proxy Statement and to the inclusion of the opinion as an exhibit to the Registration Statement in accordance with the requirements of the 1933 Act and the rules and regulations promulgated thereunder.

     7.9 Other Regulatory Filings.

          (a) Each of PICM and MAI shall duly make all other regulatory filings required to be made by each in respect of this Agreement or the transactions contemplated by this Agreement. Each party shall use all reasonable efforts to obtain all material permits, approvals and consents required to be obtained prior to the consummation of each of the PICM Merger and the MAI Merger or necessary to carry out the transactions contemplated by this Agreement under applicable federal, state, local and foreign laws, rules and regulations, including any approvals required under applicable state insurance laws. A representative of each party shall participate in all substantive discussions with the SEC, the Pre-merger Notification Agencies and any other governmental authority, unless such right to participate is waived by such party.

          (b) Each of PICM and MAI shall provide to the other, (i) promptly after filing thereof, copies of all statements, applications, correspondence or forms filed by such party prior to the Closing Date with state securities and insurance regulatory authorities, the SEC, the Pre-Merger Notification Agencies and any other governmental authority in connection with the transactions contemplated by this Agreement; and (ii) promptly after delivery to, or receipt from, such governmental authorities, all written communications, letters, reports or other documents relating to the transactions contemplated by this Agreement.

          (c) PICM and MAI shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to PICM or MAI, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any governmental authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of PICM and MAI shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and governmental authority necessary or advisable to consummate the transactions contemplated by this

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     Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

8. CERTAIN OBLIGATIONS PENDING CLOSING

     8.1 Conduct of Businesses Prior to the Closing Date.

          (a) During the period from the date of this Agreement to Closing Date, except as expressly contemplated or permitted by this Agreement (including the PICM Disclosure Schedule and the MAI Disclosure Schedule), each of PICM and MAI shall, and shall cause each of their respective Subsidiaries to,
     (a) conduct its business in the usual, regular and ordinary course consistent with past practice, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (c) take no action which would adversely affect or delay the ability of any party to this Agreement to obtain any requisite regulatory approval for the transactions contemplated by this Agreement or to perform its covenants and agreements under this Agreement.

          (b) During the period from the date of this Agreement to the Closing Date, except as set forth in the PICM Disclosure Schedule or the MAI Disclosure Schedule, as the case may be, and, except as expressly contemplated or permitted by this Agreement, neither PICM nor MAI shall, and neither PICM nor MAI shall permit any of their respective Subsidiaries to, without the prior written consent of the other:

             (i) other than in the ordinary course of business consistent with past practice or in connection with the transactions contemplated by this Agreement, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance (it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include entering into repurchase agreements and reverse repurchase agreements);

             (ii) adjust, split, combine or reclassify any capital stock;

             (iii) make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except (w) dividends paid by any of the PICM Subsidiaries to PICM or by any of the MAI Subsidiaries to MAI, and (x) repurchases of shares of MAI Common Stock by MAI and the MAI Subsidiaries in accordance with the rules and regulations of the SEC and at times other than the Market Value Calculation Period; (y) repurchases of shares of PICM Common Stock by PICM and the PICM Subsidiaries in accordance with the rules and regulations of the SEC; and (z) purchases or acquisitions of shares of MEEMIC common stock by PICM and the PICM Subsidiaries in accordance with the rules and regulations of the SEC.

             (iv) grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock (and no such rights or options shall be granted), (A) except as provided in Section 8.10 hereof; and (B) except that PICM shall have the right to grant options to MAI, and MAI shall have the right to grant options to PICM , as contemplated in Section 8.8 hereof;

             (v) issue any additional shares of capital stock except pursuant to
        (A) the exercise of stock options or warrants outstanding as of the date of this Agreement, or (B) as permitted under clause (iv) of this sentence;

             (vi) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the

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        ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement or in connection with the transactions contemplated by this Agreement;

             (vii) except for transactions in the ordinary course of business consistent with past practice, or pursuant to contracts or agreements in force at the date of this Agreement, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a Subsidiary thereof;

             (viii) except for transactions in the ordinary course of business consistent with past practice, enter into or terminate any material contract or agreement, or make any change in any of its material leases or contracts, other than renewals of contracts and leases without material adverse changes of terms;

             (ix) increase in any manner the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee other than in the ordinary course of business consistent with past practice or accelerate the vesting of any stock options or other stock-based compensation;

             (x) settle any claim, action or proceeding involving money damages, except in the ordinary course of business consistent with past practice;

             (xi) amend its Articles of Incorporation or Certificate of Incorporation, or its Bylaws, except as contemplated by this Agreement;

             (xii) other than in accordance with its investment guidelines and prior consultation with the other party to this Agreement, restructure or materially change its investment securities portfolio through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

             (xiii) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Closing, or in any of the conditions to the Mergers set forth in Section 9 of this Agreement not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law; or

             (xiv) agree to, or make any commitment to, take any of the actions prohibited by this Section 8.1(b).

     8.2 Access to Information.

          (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information and to the Confidentiality Agreement dated February 28, 2000, (the "Confidentiality Agreement"), among MEEMIC and the parties to this Agreement, each of PICM and MAI shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, access, during normal business hours during the period prior to the Closing Date, to all its properties, books, contracts, commitments and records and, during such period, each of PICM and MAI shall, and shall cause their respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or state insurance laws (other than reports or documents which PICM or MAI, as the case may be, is not permitted to disclose under applicable law or by agreement) and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither PICM nor MAI nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of PICM's or
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     MAI's, as the case may be, customers, jeopardize the attorney-client and work product privileges of the entity in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

          (b) Each of PICM and MAI agrees to keep confidential, and not divulge to any other party or person (other than employees of, and attorneys, accountants, financial advisors and other representatives for, any said party who agree to be bound by the Confidentiality Agreement), all non-public documents, information, records and financial statements received from the other and, in addition, any and all reports, information and financial information obtained through audits or other reviews conducted pursuant to this Agreement (unless readily ascertainable from public or published information, or trade sources, or already known or subsequently developed by a party independently of any investigation or received from a third party not under an obligation to the other party to keep such information confidential), and to use the same only in connection with the transactions contemplated by this Agreement; and if the transactions contemplated by this Agreement are not consummated for any reason, each party agrees to promptly return to the other party all written materials furnished by the other party, and all copies thereof, in connection with such investigation, and to destroy all documents and records in its possession containing extracts or summaries of any such non-public information.

          (c) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or conditions of the other set forth in this Agreement.

     8.3 Legal Conditions to Mergers. Each of PICM and MAI shall, and shall cause its Subsidiaries to, use their best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Mergers and, subject to the conditions set forth in Section 9 of this Agreement, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any governmental entity and any other third party which is required to be obtained by PICM or MAI or any of their respective Subsidiaries in connection with the Mergers and the other transactions contemplated by this Agreement.

     8.4 NYSE Listing. MAI shall cause the shares of the Holding Company Common Stock to be issued in the Mergers to be approved for trading and reporting on New York Stock Exchange subject to official notice of issuance, prior to the Closing Date.

     8.5 Employee Benefit Plans.

          (a) PICM and MAI shall cooperate in reviewing, evaluating and analyzing the PICM Employee Benefit Plans and the MAI Employee Benefit Plans with a view towards either integrating the PICM Employee Benefit Plans and the MAI Employee Benefit Plans or developing appropriate new benefit plans for the employees covered thereby subsequent to the Mergers in replacement and substitution for the PICM Employee Benefit Plans and the MAI Employee Benefit Plans. It is the intention of MAI and PICM that, as soon as practicable after the Closing Date (but in no event later than the period prescribed by law) and to the extent permitted by applicable law, the PICM Employee Benefit Plans and the MAI Employee Benefit Plans will be either integrated into, or cancelled, terminated or frozen, and replaced by, employee benefit plans adopted by the Holding Company following the Closing Date (the "Holding Company Employee Benefit Plans").

          (b) The PICM Employee Benefit Plans and the MAI Employee Benefit Plans shall not be terminated by reason of the Mergers but shall continue thereafter until such time as the PICM Employee Benefit Plans and the MAI Employee Benefit Plans are either integrated into, or are replaced by, the Holding Company Employee Benefit Plans. The Holding Company Employee Benefit Plans (i) shall treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities;

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     (ii) shall provide full credit for prior service with PICM or MAI or any of the PICM Subsidiaries or MAI Subsidiaries for purposes of vesting and eligibility for participation (including vacation and sick leave, but not other benefit accruals), and co-payments and deductibles; and (iii) with respect to persons employed by PICM or MAI or any of the PICM Subsidiaries or MAI Subsidiaries both before and after the Closing Date, shall provide for the waiver of all waiting periods and pre-existing condition exclusions or penalties.

          (c) Following the Closing Date and except to the extent modified in connection with the assumption of certain employee benefits by the Holding Company as provided herein, the Holding Company, PICM and MAI shall honor in accordance with their respective terms all PICM Employee Benefit Plans and all MAI Employee Benefit Plans and all provisions for vested benefits or other vested amounts earned or accrued in the period prior to the Closing Date under the PICM Employee Benefit Plans and the MAI Employee Benefit Plans.

          (d) Nothing in this Section 8.5 shall be interpreted as preventing MAI or PICM from amending, modifying or terminating any MAI Employee Benefit Plans, any PICM Employee Benefit Plans, or any other contracts, arrangements, commitments or understandings, in accordance with their terms and applicable law.

     8.6 Advice of Changes.

          (a) PICM and MAI shall give prompt notice to the other party as soon as practicable after it has actual knowledge of (i) the occurrence, or failure to occur, of any event which would or would be likely to cause any party's representations or warranties contained in this Agreement to be untrue or incorrect in any material respect at any time from the date of this Agreement to the Closing Date, or (ii) any failure on its part or on the part of any of its or its Subsidiaries' officers, directors, employees, representatives or agents (other than persons or entities who are such employees, representatives or agents only because they are appointed insurance agents of such parties) to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by such party under this Agreement. Each party shall have the right to deliver to the other party a written disclosure schedule as to any matter of which it becomes aware following execution of this Agreement which would constitute a breach of any representation, warranty or covenant of this Agreement by such party, identifying on such disclosure schedule the representation, warranty or covenant which would be so breached, provided that each such disclosure schedule shall be delivered as soon as practicable after such party becomes aware of the matter disclosed therein. The nondisclosing party shall have five (5) business days from receipt of such disclosure schedule to notify the disclosing party that (x) it will close notwithstanding the new disclosure, or (y) it will not close based on such new disclosure, or (z) further investigation or negotiation is required for it to reach a determination whether or not to close based on such new disclosure. If the parties thereafter are unable to reach agreement on a mutually satisfactory means of resolving the matter so disclosed, the nondisclosing party shall have the right in its discretion, to terminate this Agreement pursuant to Section 10.1(b) of this Agreement.

          (b) PICM shall update the PICM Disclosure Schedule (the "Closing Date PICM Disclosure Schedule") to a date that is no earlier than ten (10) business days prior to the Closing Date and no later than seven (7) business days prior to the Closing Date and shall deliver the Closing Date PICM Disclosure Schedule to MAI no earlier than three (3) business days prior to the Closing Date. MAI shall update the MAI Disclosure Schedule (the "Closing Date MAI Disclosure Schedule") to a date that is no earlier than ten (10) business days prior to the Closing Date and no later than seven (7) business days prior to the Closing Date and shall deliver the Closing Date MAI Disclosure Schedule to PICM no earlier than three (3) business days prior to the Closing Date. The obligation of PICM to deliver to MAI the Closing Date PICM Disclosure Schedule as provided above shall be a material obligation for purposes of Section 9.3(b) hereof, and the obligation of MAI to deliver to PICM the Closing Date MAI Disclosure Schedule shall be a material obligation for purposes of Section 9.2(b) hereof.

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     8.7 Negotiations with Other Parties.

          (a) So long as this Agreement remains in effect and no notice of termination has been given under this Agreement, neither PICM, on the one hand, nor MAI, on the other hand, shall authorize or knowingly permit any of its representatives, directly or indirectly, to initiate, entertain, solicit, encourage, engage in, or participate in, negotiations with any person or entity or any group of persons or entities other than the other party to this Agreement or any of its affiliates (a "Potential Acquiror") concerning any Acquisition Proposal (as defined in this Section 8.7) other than as expressly provided in this Agreement. MAI will promptly inform PICM, and PICM will promptly inform MAI, of any serious, bona fide inquiry it may receive with respect to any Acquisition Proposal and each shall furnish to the other a copy thereof.

          (b) Nothing contained in this Agreement shall prohibit PICM or its Board of Directors from making such disclosures to its stockholders as are required under applicable law or the rules of the NASD or the Nasdaq National Market or from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the 1934 Act. Nothing contained in this Agreement shall prohibit the Board of Directors of PICM from either furnishing information to, or entering into discussions or negotiations with, any person, entity or group regarding any Acquisition Proposal, or approving and recommending the stockholders of PICM an Acquisition Proposal from any person, entity or group, if the Board of Directors of PICM determines in good faith that such action is appropriate in furtherance of the best interests of stockholders. In connection with any such determination, (A) PICM shall direct its officers and other appropriate personnel to cooperate with and be reasonably available to consult with any such person, entity or group, (B) PICM will disclose to MAI that it is furnishing information to, or entering into discussions or negotiations with, such person, entity or group, which disclosure shall describe the terms thereof (but need not identify the person, entity or group making the offer), (C) prior to furnishing such information to such person, entity or group, PICM shall enter into a written agreement with such person, entity or group which provides for, among other things, (i) the furnishing to PICM of information regarding such person, entity or group that is relevant to its ability to finance and otherwise perform its obligations under its Acquisition Proposal; (ii) the confidentiality of all non-public information furnished to such person or entity by PICM; and
     (iii) procedures reasonably satisfactory to PICM that are designed to restrict or limit the provision of information regarding PICM that could be used to the competitive disadvantage of PICM, or in a manner that would be detrimental to the interests of its stockholders; (D) PICM will not furnish any non-public information regarding MAI or the transactions contemplated hereby; and (E) PICM will keep MAI informed of the status of any such discussions or negotiations (provided that PICM shall not be required to disclose to MAI confidential information concerning the business or operations of such person, entity or group).

          (c) Nothing contained in this Agreement shall prohibit MAI or its Board of Directors from making such disclosures to its stockholders as are required under applicable law and the New York Stock Exchange or from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the 1934 Act. Nothing contained in this Agreement shall prohibit the Board of Directors of MAI from either furnishing information to, or entering into discussions or negotiations with, any person, entity or group regarding any Acquisition Proposal, or approving and recommending to the stockholders of MAI an Acquisition Proposal from any person, entity or group, if the Board of Directors of MAI determines in good faith that such action is appropriate in furtherance of the best interests of stockholders. In connection with any such determination, (A) MAI shall direct its officers and other appropriate personnel to cooperate with and be reasonably available to consult with any such person, entity or group, (B) MAI will disclose to PICM that it is furnishing information to, or entering into discussions or negotiations with, such person, entity or group, which disclosure shall describe the terms thereof (but need not identify the person, entity or group making the offer), (C) prior to furnishing such information to such person, entity or group, MAI shall enter into a written agreement with such person, entity or group which provides for, among other things, (i) the furnishing to MAI of information regarding such person, entity or group that is

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

     relevant to its ability to finance and otherwise perform its obligations under the Acquisition Proposal; (ii) the confidentiality of all non-public information furnished to such person or entity by MAI; and (iii) procedures reasonably satisfactory to MAI that are designed to limit or restrict the provision of information regarding MAI that could be used to the competitive disadvantage of MAI, or in a manner that would be detrimental to stockholders; (D) MAI will not furnish any non-public information regarding PICM or the transactions contemplated hereby; and (E) MAI will keep PICM informed of the status of any such discussions or negotiations (provided that MAI shall not be required to disclose to PICM confidential information concerning the business or operations of such person, entity or group).

          (d) As used in this Agreement, "Acquisition Proposal" means (i) any proposal pursuant to which any corporation, partnership, person or other entity or group, other than PICM, MAI or the Holding Company, would acquire or participate in a merger or other business combination involving PICM or any of the PICM Subsidiaries, on the one hand, or MAI or any of the MAI Subsidiaries, on the other hand, directly or indirectly; (ii) any proposal by which any corporation, partnership, person or other entity or group, other than PICM, MAI or the Holding Company, would acquire the right to vote 10% or more of the capital stock of PICM or any of the PICM Subsidiaries, on the one hand, or MAI of any of the MAI Subsidiaries, on the other hand, entitled to vote thereon for the election of directors;
     (iii) any acquisition of 10% or more of the assets of PICM or any of the PICM Subsidiaries, other than in the ordinary course of business; (iv) any acquisition of 10% or more of the assets of MAI or any of the MAI Subsidiaries, other than in the ordinary course of business; (v) any acquisition in excess of 10% of the outstanding capital stock of PICM or any of the PICM Subsidiaries, on the one hand, or MAI or any of the MAI Subsidiaries, on the other hand, other than as contemplated by this Agreement; or (vi) any transaction similar to the foregoing.

     8.8 Grant of Stock Options.

          (a) PICM agrees to grant to MAI the right and option to purchase up to 437,320 shares of PICM Common Stock (but not more than 4.9% of the outstanding PICM Common Stock at the time of exercise) at a cash price of $26.00 per share under the terms and conditions of the form of the Stock Option Agreement attached hereto as Exhibit C (the "PICM Stock Option Agreement"). PICM and MAI shall execute the PICM Stock Option Agreement simultaneously with the execution of this Agreement, and PICM shall reserve from the authorized and unissued shares of PICM Common Stock the number of shares to be issued upon the exercise of the PICM Stock Option Agreement so long as such options are unexercised and have not expired or been terminated. The option granted to MAI under the PICM Stock Option Agreement shall not be considered as outstanding options to acquire PICM Common Stock as of the PICM Effective Time for purposes of this Agreement.

          (b) MAI agrees to grant to PICM the right and option to purchase up to 1,146,838 shares of MAI Common Stock (but not more than 4.9% of the outstanding MAI Common Stock at the time of exercise) at a cash price of $14.26 per share under the terms and conditions of the form of the Stock Option Agreement attached hereto as Exhibit C (the "MAI Stock Option Agreement" and together with the PICM Stock Option Agreement, the "Stock Option Agreements"). PICM and MAI shall execute the MAI Stock Option Agreement simultaneously with the execution of this Agreement, and MAI shall reserve from the shares of authorized and unissued MAI Common Stock or from its treasury stock the maximum number of shares to be issued upon the exercise of the options granted under the MAI Stock Option Agreement so long as such options have not been exercised and have not expired or been terminated. The option granted to PICM under the MAI Stock Option Agreement shall not be considered as outstanding options to acquire MAI Common Stock at the MAI Effective Time for purposes of this Agreement.

     8.9 Affiliate Letters. On or before the Closing Date, each of PICM and MAI shall have received from each of their respective affiliates listed on Section
5.24 and Section 6.24 of the Disclosure Schedule, respectively, a duly signed letter to the effect that each such affiliate will not sell any shares of the Holding

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Company Common Stock acquired pursuant to the Mergers except in compliance with the 1933 Act and the regulations promulgated thereunder.

     8.10 Miscellaneous.

          (a) At any time prior to the Closing Date, (i) pursuant to the terms of the PICM LTIP, PICM may make awards to Participants covering up to 7,000 shares of PICM Common Stock in the aggregate, and (ii) pursuant to the terms of the PICM Director Option Plan, PICM may issue PICM Options to non-employee directors of PICM covering up to 35,483 shares of PICM Common Stock in the aggregate.

          (b) Prior to Closing Date, MAI may, with the prior written consent of PICM, make awards in the form of options or grants of MAI Common Stock pursuant to the terms of the MAI Stock Option Plan, except that MAI may, without the consent of PICM, make awards in the form of options or grants of MAI Common Stock reserved for issuance under the MAI Stock Option Plan in accordance with past practice pursuant to the MAI Executive Incentive Compensation Plan, the MAI Directors' Deferred Compensation Plan, and MAI Long Term Employment Annual Stock Awards.

          (c) None of the representations or warranties of PICM or MAI shall be deemed untrue or incorrect or incomplete, and no party shall be deemed to have breached its representations or warranties contained herein, as a consequence of the existence of any fact, circumstance or event if such fact, circumstance or event, individually or taken together with all other facts, circumstances or events, would not, or is not reasonably likely to, have a material adverse effect or material adverse change on such party. As used in this Agreement, the term "material adverse effect" or "material adverse change" means an effect or change which (i) is materially adverse to the financial condition of a party and its respective Subsidiaries taken as a whole, (ii) significantly and adversely affects the ability of PICM or MAI to consummate the transactions contemplated hereby or to perform its material obligations hereunder or (iii) enables any party to prevent the consummation of the transactions contemplated hereby; provided, however, that any effect or change resulting from (A) actions or omissions of PICM or MAI contemplated by this Agreement or taken with the prior consent of the other party in contemplation of the transactions provided for herein,
     (B) circumstances affecting the medical malpractice industry generally (including changes in laws or regulations, accounting principles or general levels of interest rates) which do not adversely affect a party and its Subsidiaries, taken as a whole, in a manner significantly different than the other party hereto, or (C) the payment and/or incurrence of transactional expenses by the Holding Company, MAI or PICM in connection with the transactions provided for in this Agreement, shall be deemed not to be or have a material adverse effect or result in a material adverse change.

     8.11 Indemnification; Directors' and Officers' Insurance.

          (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the later of the PICM Effective Time and the MAI Effective Time, a director or officer or employee of the Holding Company, MAI, PICM or any Subsidiary of the Holding Company, MAI or PICM (jointly and severally the "Indemnified Parties"), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer or employee of PICM or any PICM Subsidiary, or any of their respective predecessors, (ii) the fact that he or she is or was a director, officer or employee of MAI or any MAI Subsidiary, or any of their respective predecessors, (iii) the fact that he or she is or was a director or officer of the Holding Company or any Subsidiary of the Holding Company, or (iv) this Agreement or any of the transactions contemplated by this Agreement or the Stock Option Agreements, whether in any case asserted or arising before or after the PICM Effective Time or the MAI Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the PICM Effective time or the MAI Effective Time, MAI, PICM and the Holding Company, jointly
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     and severally (jointly and severally, the "Indemnifiers"), shall indemnify and hold harmless, as and to the fullest extent permitted by law (and, as relates to acts or times prior to the PICM Effective Time or the MAI Effective Time to the fullest extent permitted under applicable law at such time, including the provisions of the Articles of Incorporation and By-Laws of PICM and the Certificate of Incorporation and By-Laws of each of MAI and the Holding Company), each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of an undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the PICM Effective time or the MAI Effective
     Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with the Indemnifiers; provided, however, that
     (A) the Indemnifiers shall have the right to assume the defense thereof and upon such assumption Indemnifiers shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if the Indemnifiers elect not to assume such defense, the Indemnified Party may retain counsel reasonably satisfactory to him or her after consultation with the Indemnifiers, and the Indemnifiers shall pay the reasonable fees and expenses of such counsel for the Indemnified Party, (B) the Indemnifiers shall be obligated pursuant to this Section 8.11(a) to pay for only one firm of counsel for all Indemnified Parties except to the extent representation by a single firm or attorney is, in the absence of an informed consent by the Indemnified Party, prohibited by ethical rules relating to lawyers' conflicts of interest, (C) the Indemnifiers shall not be liable for any settlement effected without the prior written consent of the Indemnifiers (which consent shall not be unreasonably withheld), (D) the Indemnifiers shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated by this agreement is prohibited by applicable law and (E) the Indemnifiers shall have no obligation hereunder to any Indemnified Party for which and to the extent payment is actually and unqualifiedly made to such Indemnified Party under any insurance policy, any other agreement for indemnification or otherwise. Any Indemnified Party wishing to claim Indemnification under this Section 8.11 except to the extent such failure to notify materially prejudices the Indemnifiers. The Indemnifiers' obligations under this Section 8.11 continue in full force and effect for a period of three (3) years from the later of the PICM Effective Time and the MAI Effective time (or the period of the applicable statute of limitations, if longer); provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the final disposition of such Claim.

          (b) MAI shall use, and shall cause the Holding Company to use, its best efforts to cause the individuals serving as officers and directors of PICM and the PICM subsidiaries, immediately prior to the PICM Effective Time to be covered for a period of three (3) years from the later of the PICM Effective Time and the MAI Effective Time (or the period of the applicable statute of limitations, if longer) by the directors' and officers' liability insurance policy maintained by PICM or the PICM Subsidiary (provided that the Holding Company or MAI may substitute therefor policies of the same or substantially similar coverage and amounts containing terms and conditions which are not less advantageous in any material respect than such policy) with respect to acts or omissions occurring prior to the PICM Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall the Holding Company and/or MAI be required to expend more than 300% of the current amount expended by PICM or the PICM Subsidiary (the "Insurance Premium Amount") to maintain or procure insurance coverage pursuant hereto; and provided, further, that if the Holding Company or MAI is unable to maintain or obtain the insurance called for by this Section 8.11(b), MAI shall use and shall cause the Holding Company

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     to use, its best efforts to obtain as much comparable insurance as available for the Insurance Premium Amount.

          (c) In the event the Holding Company or MAI or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially of all its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Holding Company and MAI assume the obligations set forth in this Section 8.11.

          (d) The provisions of this Section 8.11: (i) are intended to be for the benefit of each Indemnified Party and his or her heirs and representatives, (ii) are intended to be enforceable against the Holding Company, MAI and PICM directly by each Indemnified Party and his or her heirs and representatives, and (iii) shall be binding on all respective successors and permitted assigns of the Holding Company, MAI and PICM.

     8.12 MEEMIC.

          (a) MAI intends to operate MEEMIC as a direct or indirect subsidiary of the Holding Company. The acquisition of more than 80% and up to 100% of the outstanding voting stock by PICM prior to the PICM Effective Time or by any of the Holding Company, MAI and PICM after the PICM Effective Time will be beneficial to the Holding Company as it will allow MEEMIC to become a consolidated subsidiary of the Holding Company for federal income tax reporting purposes. MAI shall cooperate with PICM in its efforts to acquire MEEMIC common stock prior to the Closing.

          (b) The Holding Company agrees that for five (5) years after Closing, it will not sell or otherwise dispose of, and will not permit any subsidiary of the Holding Company to sell or otherwise dispose of, the common stock or business of MEEMIC or any common stock of MEEMIC owned beneficially, directly or indirectly, by the Holding Company, unless such sale or disposition has been approved by a special committee of the Holding Company Board of Directors. The special committee shall be composed of three directors of the Holding Company, and at least two of such directors must be non-management PICM Directors (as defined in Section 1.4 hereof). In the event that the Board of Directors of the Holding Company should desire to sell the business or common stock of MEEMIC, such special committee shall be appointed as provided in the By-Laws of the Holding Company and shall meet promptly to consider the advisability of selling or otherwise disposing of the business or common stock of MEEMIC. Upon approval of such special committee of the Holding Company, the Board of Directors shall have the authority to authorize the sale or other disposition of the business of MEEMIC or any of the shares of common stock of MEEMIC.

9. CONDITIONS PRECEDENT

     9.1 Conditions to Each Party's Obligation to Effect the Mergers. The respective obligation of each party to effect the Mergers at the Closing shall be subject to the satisfaction at or prior to each of the MAI Effective Time and the PICM Effective Time of the following conditions:

          (a) This Agreement and the transactions contemplated by this Agreement shall have been approved and adopted by the requisite affirmative vote of the holders of PICM Common Stock entitled to vote thereon.

          (b) This Agreement and the transactions contemplated by this Agreement shall have been approved and adopted by the requisite affirmative vote of the holders of MAI Common Stock entitled to vote thereon.

          (c) The shares of the Holding Company Common Stock which shall be issued pursuant to the Mergers shall have been authorized for trading and reporting on the New York Stock Exchange, subject to official notice of issuance.

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

          (d) All approvals of governmental authorities required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, (all such approvals and the expiration of all such waiting periods being referred to in this Agreement as the "requisite regulatory approvals"). Without limiting the generality of the foregoing: (i) the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and shall remain in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC; (ii) all Blue Sky Filings shall have been made, and the sale of the Holding Company Common Stock resulting from the Mergers shall have been qualified or registered with the appropriate state securities law regulatory authorities of all states in which qualification or registration is required under applicable state securities laws, and such qualifications or registrations shall not have been suspended or revoked, or shall be exempt from such qualification or registration; (iii) the HSR Act Report shall have been submitted to the Pre-Merger Notification Agencies, and the waiting period under the HSR Act shall have expired or notice of early termination of the waiting period shall have been received; and (iv) the PICM Merger shall have been approved by the Michigan Insurance Commissioner, the Illinois Insurance Department, the Indiana Insurance Commissioner, and the insurance departments of all states in which PICM and any PICM Insurance Subsidiaries conduct business, to the extent such approvals are required; and (v) the MAI Merger shall have been approved by the Alabama Insurance Commissioner, the West Virginia Insurance Commissioner, the Indiana Insurance Commissioner and the Director of the Missouri Department of Insurance and the insurance departments of all states in which MAI and any of the MAI Insurance Subsidiaries conduct business, to the extent such approvals are required.

          (e) No order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits, materially restricts or makes illegal consummation of the Mergers.

          (f) PICM and MAI each shall have received a copy of the tax opinion contemplated by Section 7.8 hereof, addressed to the Holding Company, MAI and PICM, in form and substance reasonably satisfactory to PICM and MAI, updated as of the Closing Date, substantially to the effect that, among other things, on the basis of the facts, assumptions and representations set forth in the opinion which are consistent with the state of facts existing at the Closing Date;

             (i) The former stockholders of MAI who receive the Holding Company Common Stock in the MAI Merger will not recognize gain or loss for federal income tax purposes.

             (ii) Based on the understanding that the former PICM stockholders do not and will not control the Holding Company within the meaning of
        Section 304 of the Code, those former PICM stockholders who make a Stock Election and receive both cash (other than cash in lieu of a fractional share of the Holding Company Common Stock) and Holding Company Common Stock in the PICM Merger in exchange for their PICM Common Stock will recognize gain, but in an amount not in excess of the amount of cash received under Section 351(b) of the Code. No loss will be recognized.

             (iii) Based on the understanding that the former PICM stockholders do not and will not control the Holding Company within the meaning of
        Section 304 of the Code, those former PICM stockholders who make Cash Elections and receive solely cash in exchange for their PICM Common Stock, will recognize gain or loss under section 1001 measured by the difference between the amount of cash received and the adjusted basis of the PICM Common Stock surrendered.

             (iv) Neither MAI nor PICM, nor any of their respective Subsidiaries, shall recognize any gain or loss for federal income tax purposes as a result of the Mergers.
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

          (g) The Holding Company shall have been duly incorporated under Delaware law and shall be authorized to transact business in the State of Delaware. MAI Acquisition shall have been duly incorporated under Delaware law and shall be authorized to transact business in the State of Delaware. PICM Acquisition shall have been duly incorporated under Michigan law and shall be authorized to transact business in the State of Michigan.

     9.2 Conditions to Obligation of PICM. The obligation of PICM to effect the PICM Merger at the Closing is also subject to the satisfaction or waiver by PICM at or prior to the Closing Date of the following conditions:

          (a) The representations and warranties of MAI set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except (i) to the extent such representations and warranties speak as of an earlier date and (ii) for any changes to the MAI Disclosure Schedule that are disclosed by MAI to PICM in accordance with
     Section 8.6 hereof) as of the Closing Date as though made on and as of the Closing Date. PICM shall have received a certificate signed on behalf of MAI by the Chief Executive Officer and the Chief Financial Officer of MAI to the foregoing effect.

          (b) MAI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and PICM shall have received a certificate signed on behalf of MAI by the Chief Executive Officer and the Chief Financial Officer of MAI to such effect.

          (c) MAI and the MAI Subsidiaries, taken as a whole, shall not have suffered a material adverse change in their businesses, assets, properties, operations or condition (financial or otherwise); and no event or circumstance shall have occurred which has, or is likely to have, a materially adverse effect on MAI and the MAI Subsidiaries or upon the right of MAI or the MAI Subsidiaries to conduct their respective businesses as presently conducted.

          (d) PICM shall have received an opinion from Cochran, Caronia & Co. or another investment banking firm of recognized standing no later than the date the Joint Proxy Statement is distributed to the PICM stockholders (which opinion shall not have been withdrawn on or before the Closing Date) to the effect that consummation of the Mergers and the other transactions contemplated by this Agreement upon the terms and conditions provided in this Agreement is fair to the stockholders of PICM from a financial point of view.

          (e) MAI and the MAI Insurance Subsidiaries shall not be rated lower than A- by the A. M. Best Rating Agency, nor shall MAI have received notice from A. M. Best of its intention to lower the rating of the Holding Company, the MAI Insurance Subsidiaries and the PICM Insurance Subsidiaries below A- after giving effect to the Mergers.

     9.3 Conditions to Obligation of MAI. The obligation of MAI to effect the MAI Merger at the Closing is also subject to the satisfaction or waiver by MAI at or prior to the Closing of the following conditions:

          (a) The representations and warranties of PICM set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except (i) to the extent such representations and warranties speak as of an earlier date and (ii) for any changes to the Disclosure Schedule that are disclosed by PICM to MAI in accordance with
     Section 8.6 hereof) as of the Closing Date as though made on and as of the Closing Date. MAI shall have received a certificate signed on behalf of PICM by the Chief Executive Officer and the Chief Financial Officer of PICM to the foregoing effect.

          (b) PICM shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and MAI shall have received a certificate signed on behalf of PICM by the Chief Executive Officer and the Chief Financial Officer of PICM to such effect.

          (c) PICM and the PICM Subsidiaries, taken as a whole, shall not have suffered a material adverse change in their financial condition, operations, assets, or business prospects (financial or otherwise); and no event or circumstance shall have occurred which has, or is likely to have, a materially adverse effect on PICM and the PICM Subsidiaries or upon the right of PICM or any of the PICM Subsidiaries to conduct their respective businesses as presently conducted.

          (d) MAI shall have received the favorable opinion from First Union Securities, Inc. or another investment banking firm of recognized standing no later than the date the Joint Proxy Statement is distributed to MAI stockholders (which opinion shall not have been withdrawn on or before the Closing Date) to the effect that consummation of the Mergers and the other transactions contemplated by this Agreement upon the terms and conditions provided in this Agreement is fair to the stockholders of MAI from a financial point of view.

          (e) PICM and the PICM Insurance Subsidiaries shall not be rated lower than A- by the A. M. Best Rating Agency, nor shall PICM have received notice from A. M. Best of its intention to lower the rating of the Holding Company, the PICM Insurance Subsidiaries and the MAI Insurance Subsidiaries below A- after giving effect to the Mergers.

     9.4 Closing. The closing of the PICM Merger and the MAI Merger and the other transactions contemplated by this Agreement ("the Closing") shall be held at a mutually agreeable time and place after the meetings of stockholders of PICM and MAI referred to in Section 7.6, ("the Closing Date"). The parties shall use their respective best efforts to cause the Effective Date to occur on January 2, 2001 (the "Effective Date"). The parties shall cause appropriate Articles of Merger to be filed with the Secretary of State of the State of Michigan and a Certificate of Merger to be filed with the Secretary of State of Delaware on or before the Effective Date or as soon thereafter as is possible. The parties shall take such further actions as may be required by the laws of Michigan and Delaware in connection with such filing and the consummation of the Merger.

10. TERMINATION AND AMENDMENT

     10.1 Termination. This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the matters presented in connection with the Mergers by the stockholders of PICM and MAI:

          (a) by mutual consent of PICM and MAI in a written instrument, if the Boards of Directors of PICM and MAI so determine to terminate this Agreement by an affirmative vote of a majority of the members of its entire Board;

          (b) by written notice from MAI to PICM, or from PICM to MAI, if it becomes certain (for all practical purposes) that any conditions to the obligations at Closing of the party giving such notice cannot be satisfied for a reason other than such party's default on or before January 31, 2001, and such party is not willing to waive such condition;

          (c) by written notice from MAI to PICM, or from PICM to MAI, if the Closing does not occur on or before January 31, 2001, for any reason other than breach of this Agreement by the party giving such notice;

          (d) by PICM upon written notice to MAI if MAI shall have authorized, recommended, publicly proposed, or publicly announced an intention to authorize, recommend or propose, or if MAI shall have entered into an agreement with any person, entity or group other than PICM to effect, an Acquisition Proposal, or if MAI shall fail to publicly oppose a tender offer or exchange offer by another person, entity or group, based on an Acquisition Proposal;

          (e) by MAI upon written notice to PICM if PICM shall have authorized, recommended, publicly proposed, or publicly announced an intention to authorize, recommend or propose, or if PICM shall have entered into an agreement with any person, entity or group other than MAI to

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

     effect, an Acquisition Proposal, or if PICM shall fail to publicly oppose a tender offer or exchange offer by another person, entity or group, based on an Acquisition Proposal.

          (f) By PICM upon the occurrence of a PICM Acquisition Event (as defined in Section 10.5(d) hereof) upon payment to MAI of the sums provided for in Section 10.5(d) hereof; and

          (g) By MAI upon the occurrence of an MAI Acquisition Event (as defined in Section 10.5(c) hereof) upon payment to PICM of the sums provided for in
     Section 10.5(c) hereof.

     10.2 Effect of Termination. In the event of termination of this Agreement by either PICM or MAI as provided in Section 10.1 of this Agreement, (i) this Agreement shall forthwith become void and have no effect, except that Sections 8.2(b), 8.5, 8.11, 10.2, 10.5, 11.1, 11.2, 11.4, 11.12, 11.15 and 11.16 of this
Agreement shall survive any termination of this Agreement, and (ii) none of PICM, MAI, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except as otherwise provided in Section 10.5 of this Agreement; provided, however, that notwithstanding anything to the contrary contained in this Agreement, neither PICM nor MAI shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

     10.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by the Boards of Directors of PICM and MAI, at any time before or after approval of the matters presented in connection with the Mergers by the stockholders of PICM or MAI; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of PICM or MAI, there may not be, without further approval of such stockholders, any amendment of this Agreement which changes the amount or the form of the consideration to be delivered to the stockholders of PICM or MAI under this Agreement other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     10.4 Extension; Waiver. At any time prior to the Closing Date, the parties to this Agreement may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties to this Agreement, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of PICM or MAI, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the stockholders of PICM or MAI under this Agreement other than as contemplated by this Agreement. Any agreement on the part of a party to this Agreement to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

     10.5 Liquidated Damages; Termination Fee.

          (a) MAI shall pay to PICM cash in the amount of $2,400,000 as an allowance for expenses of transaction within ten (10) days after written notice from PICM requesting such payment, if the Mergers and the transactions contemplated by this Agreement are not consummated due to any of the following reasons: (i) PICM refuses or is unable to close in accordance with Section 10.1 because the conditions under Sections 9.1(d) or 9.1(f) are not satisfied due to MAI's fault or the conditions under Sections 9.1(b), 9.2(a), 9.2(b), or 9.2(c) are not satisfied; or (ii) MAI refuses or is unable to close in accordance with Section 10.1 because the conditions in Sections 9.1(d) or 9.1(f) are not satisfied due to MAI's fault or the condition under 9.1(b) is not satisfied; (iii) PICM elects to terminate this Agreement in accordance with Section 8.6(a) and Section 10.1(b) hereof; (iv) PICM elects to terminate this Agreement in accordance with Section 10.1(d) hereof; or (v) MAI elects to terminate this Agreement in accordance with
     Section 10.1(g) hereof.

          (b) PICM shall pay to MAI cash in the amount of $2,400,000 as an allowance for expenses of transaction within ten (10) days after written notice from MAI requesting such payment, if the Mergers and the transactions contemplated by this Agreement are not consummated due to any of the following reasons: (i) MAI refuses or is unable to close in accordance with Section 10.1 because of the conditions in Section 9.1(d) or 9.1(f) are not satisfied due to PICM's fault or the conditions under
     Section 9.1(a), 9.3(a), 9.3(b) or 9.3(c) are not satisfied; or (ii) PICM refuses or is unable to close in accordance with Section 10.1 because the conditions under Sections 9.1(d) or 9.1(f) are not satisfied due to PICM's fault or the conditions under 9.1(a) is not satisfied; (iii) MAI elects to terminate this Agreement in accordance with Section 8.6(a) and Section 10.1(b) hereof; (iv) MAI elects to terminate this Agreement in accordance with Section 10.1(e) hereof; or (v) PICM elects to terminate this Agreement in accordance with Section 10.1(f) hereof).

          (c) Notwithstanding anything to the contrary contained in this Agreement, in the event that any of the following events or circumstances shall occur, MAI shall, within ten (10) days after notice of the occurrence thereof by PICM, pay to PICM the sum equal to $7,500,000 plus any sums that may be due to PICM under Section 10.5(a) hereof, which the parties agree and stipulate as reasonable and full liquidated damages and reasonable compensation for the involvement of PICM in the transactions contemplated in this Agreement, is not a penalty or forfeiture, and will not affect the provisions of this Section 10.5: (i) at any time prior to or concurrently with the termination of this Agreement a MAI Acquisition Event (as defined in this Section 10.5(c)) shall occur; or (ii) PICM shall terminate this Agreement pursuant to Section 10.1(d); or (iii) if MAI fails to call and hold the meeting of its stockholders as required by Section 7.6(b) of this Agreement. For purposes of this Agreement a "MAI Acquisition Event" shall mean that MAI shall have entered into an agreement with any person (other than any of the parties to this Agreement) to effect an Acquisition Proposal or shall fail to publicly oppose a tender offer or exchange offer by another person based on an Acquisition Proposal. Upon the making and receipt of such payment under Section 10.5(a) and Section 10.5(c) hereof, MAI shall have no further obligation of any kind under this Agreement, and PICM shall have no further obligation of any kind under this Agreement, except in each case under Section 10.2 of this Agreement, and no party shall have any liability for any breach or alleged breach by such party of any provision of this Agreement.

          (d) Notwithstanding anything to the contrary contained in this Agreement, in the event that any of the following events or circumstances shall occur, PICM shall, within ten (10) days after notice of the occurrence thereof by MAI, pay to MAI the sum equal to $7,500,000 plus any amount due to MAI under Section 10.5(b) hereof, which the parties agree and stipulate as reasonable and full liquidated damages and reasonable compensation for the involvement of MAI in the transactions contemplated in this Agreement, is not a penalty or forfeiture, and will not affect the provisions of this Section 10.5: (i) at any time prior to or concurrently with the termination of this Agreement a PICM Acquisition Event (as defined in this Section 10.5(d)) shall occur; or (ii) MAI shall terminate this Agreement pursuant to Section 10.1(e); or (iii) if PICM fails to call and hold the meeting of its stockholders as required by Section 7.6(a) of this Agreement. For purposes of this Agreement a "PICM Acquisition Event" shall mean that PICM shall have entered into an agreement with any person (other than any of the parties to this Agreement) to effect an Acquisition Proposal or shall fail to publicly oppose a tender offer or exchange offer by another person based on an Acquisition Proposal. Upon the making and receipt of such payment under Section 10.5(b) and Section 10.5(d) hereof, PICM shall have no further obligation of any kind under this Agreement, and MAI shall not have any further obligation of any kind under this Agreement, except in each case under Section 10.2 of this Agreement, and no party shall have any liability for any breach or alleged breach by such party of any provision of this Agreement.

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11. GENERAL PROVISIONS.

     11.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing Date except as otherwise provided in Section 10.2 of this Agreement and except for those covenants and agreements contained in this Agreement and in any such instrument which by their terms apply in whole or in part after the MAI Acquisition Effective Time and the PICM Acquisition Effective Time, as the case may be, including without limitation, Section 1.4, Section 1.7, Section 2.11,
Section 3.12, Section 4, Section 8.2(b), Section 8.5, Section 8.11, Section 8.12, this Section 11.1, Section 11.4, Section 11.12, Section 11.15 and Section
11.16 hereof.

     11.2 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expense; provided, however, (i) that the costs and expenses of printing and mailing the Registration Statement, and all filing and other fees paid to the SEC in connection with the Mergers, shall be borne equally by PICM and MAI, and
(ii) that PICM will pay one-half and MAI will pay one-half of the HSR Act filing fee.

     11.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a) if to PICM, to:
              Professionals Group, Inc.
              Mailing Address:
              Box 150
              Okemos, MI 48805-0150

              Street Address:
              2600 Professionals Drive
              Okemos, MI 48864

              Attention: Victor T. Adamo, President
              Facsimile Number: (517) 349-3127

        with copies to:
              Miller, Canfield, Paddick & Stone, P.L.C.
              840 West Long Lake Road, Suite 200
              Troy, MI 48098

              Attention: Brad B. Arbuckle, Principal
              Facsimile Number: (248) 879-2001

        and

        (b) if to MAI, to:
              Medical Assurance, Inc.
              Mailing Address:
              P. O. Box 590009
              Birmingham, AL 35259-0009

              Street Address:
              100 Brookwood Place
              Birmingham, AL 35209

              Attention: A. Derrill Crowe
              Facsimile Number: (205) 877-4405

        with copies to:
              Burr & Forman LLP
              420 N. 20th Street, Suite 3100
              Birmingham, AL 35203

              Attention: Jack P. Stephenson, Jr.
              Facsimile Number: (205) 458-5100

     11.4 Arbitration. The parties acknowledge that this Agreement and the Options (the "Transaction Documents") evidences a transaction involving interstate commerce. Any dispute, claim, or controversy between PICM and MAI arising out of, relating to, or in connection with any of the Transaction Documents, its subject matter, or its negotiation, as to the existence, validity, interpretation, performance, non-performance, enforcement, operation, breach of contract, breach of warranty, continuance or termination thereof or any claim alleging fraud, deceit, or suppression of any material fact or breach of any duty shall be submitted to binding arbitration in accordance with Title 9 U.S.C. 1 et seq. (The United States Arbitration Act) and the Commercial Arbitration Rules of the American Arbitration Association. The hearing shall be held at the offices of the American Arbitration Association in Philadelphia, Pennsylvania. Such arbitration proceedings may be initiated by either party by notice in writing to the other and to the American Arbitration Association. A person selected from the list of names attached to this Agreement as Schedule 11.4 and agreed upon by MAI and PICM shall be the arbitrator (the "Arbitrator"); provided, however, that if MAI and PICM have not agreed upon the person who shall be the Arbitrator by the close of business on the second day following the initiation of arbitration proceedings, then the Arbitrator shall be the person whose name is drawn by lot from the list of names attached to this Agreement as Schedule 11.4. Said drawing by lot, if necessary, shall occur at the close of business on the fourth day following the initiation of arbitration proceedings and shall occur at the principal executive offices of the party that did not initiate such arbitration proceedings. MAI and PICM may have one or more representatives present at any such drawing by lot, but the failure of either MAI or PICM to have any representative present at such drawing by lot shall not prevent or invalidate, and shall not bring into question the validity of, such drawing by lot. Subject to the provisions of Section 11.16 hereof, each party to arbitration shall bear its own arbitration costs and expenses. However, in the event any party is required to file a petition or commence any such other proceeding to compel arbitration, the arbitrator may award that party reasonable attorney's fees and costs incurred in having to bring such action. The arbitrator shall have the discretion to order a pre-hearing exchange of information by the parties, including, without limitation, production of requested documents, exchanging of summaries or testimony of proposed witnesses, and examination by deposition of parties. Notwithstanding contrary state law or regulation, the arbitrator shall have the authority to award any remedy or relief allowed under the provisions of the United States Arbitration Act and permitted under this Agreement including, without limitation, specific performance of any obligation created under the Agreements, the issuance of an injunction or other equitable relief, or the imposition of sanctions for abuse or frustration of the arbitration process. Any arbitration award shall be in writing and shall specify the factual and legal basis for the award. Judgment on the award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. The provisions hereof shall be a complete defense to any suit, action, or proceeding in any federal, state, or local court or before any administrative tribunal with respect to any dispute, claim, or controversy arising under the Agreements.

     11.5 Further Assurances. At the request of any party to this Agreement, the other parties shall execute, acknowledge and deliver such other documents and/or instruments as may be reasonably required by the requesting party to carry out the purposes of this Agreement. In the event any party to this Agreement shall be involved in litigation, threatened litigation or government inquiries with respect to a matter covered by this Agreement, every other party to this Agreement shall also make available to such party, at reasonable times and subject to the reasonable requirements of its own businesses, such of its personnel as may have information relevant to such matters, provided that such party shall reimburse the providing party for its reasonable costs for employee time incurred in connection therewith if more than one business day is required. Following the Closing Date, the parties will cooperate with each other in connection with tax audits and in the defense of any legal proceedings.

     11.6 Remedies Cumulative. Unless expressly made the exclusive remedy by the terms of this Agreement, all remedies provided for in this Agreement are cumulative and shall be in addition to any and all other rights and remedies provided by law and by any other agreements between the parties.

     11.7 Presumptions. It is expressly acknowledged and agreed that all parties have been represented by counsel and have participated in the negotiation and drafting of this Agreement, and that there shall be no presumption against any party on the ground that such party was responsible for preparing this Agreement or any part of it.

     11.8 Exhibits and Schedules. Each of the exhibits and schedules referred to in, and/or attached to, this Agreement is an integral part of this Agreement and is incorporated in this Agreement by this reference.

     11.9 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or

"including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". No provision of this Agreement shall be construed to require PICM, MAI or any of their respective Subsidiaries or affiliates to take any action which would violate any applicable law, rule or regulation.

     11.10 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     11.11 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.

     11.12 Governing Law. This Agreement and the transactions contemplated hereby shall be governed and construed in accordance with the laws of the State of Delaware, except that the rights and obligations of the directors and officers of any party shall be governed by its state of incorporation.

     11.13 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     11.14 Publicity. Except as otherwise required by applicable law or the rules of the New York Stock Exchange or NASD and the Nasdaq National Market, neither PICM nor MAI shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld. PICM and MAI agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by them.

     11.15 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 1.4 and Section 8.11 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons), this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any person other than the parties to this Agreement any rights or remedies under this Agreement.

     11.16 Attorney Fees. In the event of any arbitration or litigation between PICM and MAI arising out of, relating to, or in connection with, the Transaction Documents, the prevailing party shall be entitled to receive from the non-prevailing party, and the non-prevailing party shall upon final judgment and expiration of all appeals immediately pay upon demand all reasonable attorneys' fees and expenses of the prevailing party.

     11.17 Definitions. Set forth below is an index to the definitions set forth in this Agreement.

TERM                                                            SECTION
----                                                          ------------
Adjustment..................................................  3.8(a)(iv)
Agreement...................................................  Recitals
Acquisition Proposal........................................  8.7(d)
Arbitrator..................................................  11.4

TERM                                                            SECTION
----                                                          ------------
Blue Sky Filings............................................  7.1(a)(iv)
Board Vacancy...............................................  1.4(b)
CAA.........................................................  5.13(b)(i)
Cash Election...............................................  3.8(a)(ii)
CERCLA......................................................  5.13(b)(i)
Claim.......................................................  8.11(a)
Closing.....................................................  9.4
Closing Date................................................  9.4
Closing Date PICM Disclosure Schedule.......................  8.6(b)
Closing Date MAI Disclosure Schedule........................  8.6(b)
Code........................................................  4.6(d)
Confidentiality Agreement...................................  8.2(a)
CWA.........................................................  5.13(b)(i)
Delaware Dissenters' Statute................................  2.8(b)
Disposed Assets.............................................  3.8(a)(iv)
Effective Date..............................................  9.4
Election....................................................  4.3(a)(i)
Election Date...............................................  4.3(a)(ii)
Environmental Laws..........................................  5.13(b)(iii)
ERISA.......................................................  5.17(a)(i)
Exchange Agent..............................................  4.1
First Term..................................................  1.4(b)
Form of Election............................................  4.3(a)(ii)
Hazardous Materials.........................................  5.13(b)(i)
Hazardous Materials Liabilities.............................  5.13(b)(ii)
HMTA........................................................  5.13(b)(i)
Holding Company.............................................  1.1
Holding Company Common Stock................................  2.8(a)
Holding Company Employee Benefit Plans......................  8.5(a)
Holding Company Filings.....................................  7.1(a)
HSR Act.....................................................  7.4
HSR Act Report..............................................  7.4
Indemnified Parties.........................................  8.11(a)
Indemnifiers................................................  8.11(a)
Insurance Premium Amount....................................  8.11(b)
Intellectual Property.......................................  5.15(a)
IRS.........................................................  5.17(d)
Joint Proxy Statement.......................................  7.1(a)(iii)
MAI.........................................................  Recitals
MAI Acquisition.............................................  1.1
MAI Acquisition Event.......................................  10.5(c)
MAI Actuaries...............................................  6.10(b)
MAI Consolidated Financial Statements.......................  6.6(b)
MAI Common Stock............................................  2.8(a)
MAI Disclosure Schedule.....................................  6
MAI Effective Time..........................................  2.10
MAI Employee Benefit Plans..................................  6.17(a)
MAI Exchange Fund...........................................  4.7(a)
MAI Form A Notices..........................................  7.1(a)(i)

TERM                                                            SECTION
----                                                          ------------
MAI Insurance Subsidiaries..................................  6.2(b)
MAI Insurance Subsidiaries Statutory Statements.............  6.6(a)
MAI Merger..................................................  2.1
MAI Merger Consideration....................................  2.8(a)
MAI Stock Option Plan.......................................  2.11(a)
MAI Stock Options...........................................  2.11(a)
MAI Stock Option Agreement..................................  8.8(b)
MAI Subsidiaries............................................  6.2(a)
Market Value................................................  3.8(a)(iii)
Market Value Calculation Period.............................  3.8(a)(iii)
Material adverse change.....................................  8.10(c)
Material adverse effect.....................................  8.10(c)
MEEMIC......................................................  5
MEEMIC Common Stock.........................................  5.4(b)
MEEMIC Consolidated Financial Statements....................  5.6(b)(ii)
Mergers.....................................................  3.1
Minimum Stock Requirement...................................  3.9
PCBs........................................................  5.13(b)(i)
Per Share Adjustment........................................  3.8(a)(iv)
PICM........................................................  Recitals
PICM Acquisition............................................  1.1
PICM Acquisition Event......................................  10.5(d)
PICM Actuary................................................  5.10(b)
PICM Advisory Committees....................................  1.7
PICM Common Stock...........................................  3.8(a)
PICM Consolidated Financial Statements......................  5.6(b)(i)
PICM Director Nominees......................................  1.4(a)
PICM Directors..............................................  1.4(b)
PICM Director Option Plan...................................  3.12(a)
PICM Disclosure Schedule....................................  5
PICM Employee Benefit Plans.................................  5.17(a)
PICM Effective Time.........................................  3.11
PICM Exchange Fund..........................................  4.6(a)
PICM Form A Notices.........................................  7.1(a)(ii)
PICM Insurance Subsidiaries.................................  5.2(b)
PICM Insurance Subsidiaries Statutory Statements............  5.6(a)
PICM LTIP...................................................  3.12(a)
PICM Merger Consideration...................................  3.8(a)
PICM Merger.................................................  3.1
PICM Option Plans...........................................  3.12(a)
PICM Stock Option Agreement.................................  8.8(a)
PICM Stock Options..........................................  3.12(a)
PICM Subsidiaries...........................................  5.2(a)
Portfolio Assets............................................  3.8(a)(iv)
Potential Acquirer..........................................  8.7(a)
Pre-Merger Notification Agencies............................  7.4
Registration Statement......................................  7.1(a)(iii)
Replacement PICM Directors..................................  1.4(b)
Requisite regulatory approvals..............................  9.1(d)

TERM                                                            SECTION
----                                                          ------------
Retained Assets.............................................  3.8(a)(iv)
SEC.........................................................  5.2(a)
Selected Person.............................................  1.4(b)
Stock Election..............................................  3.8(a)(i)
Stock Option Agreements.....................................  8.8(b)
Subsidiary or Subsidiaries..................................  5.2(a)
Taxes.......................................................  5.9(a)
Tax Returns.................................................  5.9(a)
Transaction Documents.......................................  11.4
Valuation Date..............................................  3.8(a)(iv)
1933 Act....................................................  1.4(a)
1934 Act....................................................  1.4(b)

                         [SIGNATURES ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, PICM and MAI have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                          PICM:

                                          PROFESSIONALS GROUP, INC.

                                          By:      /s/ VICTOR T. ADAMO
                                            ------------------------------------
                                                      Victor T. Adamo
                                               President and Chief Executive
                                                           Officer

                                          MAI:

                                          MEDICAL ASSURANCE, INC.

                                          By:     /s/ A. DERRILL CROWE
                                            ------------------------------------
                                                      A. Derrill Crowe
                                              Chairman of the Board and Chief
                                                      Executive Officer

                  FIRST AMENDMENT TO AGREEMENT TO CONSOLIDATE

     THIS FIRST AMENDMENT TO AGREEMENT TO CONSOLIDATE (the "Amendment"), dated as of November 1, 2000, by and between Medical Assurance, Inc., a Delaware corporation ("MAI"), and Professionals Group, Inc., a Michigan corporation ("PICM").

                                  WITNESSETH:

     WHEREAS, MAI and PICM have agreed to consolidate pursuant to an Agreement to Consolidate dated June 22, 2000 (the "Consolidation Agreement"); and

     WHEREAS, MAI and PICM have agreed to certain modifications and amendments to the Consolidation Agreement and desire to amend the Consolidation Agreement so as to reflect such modifications and amendments.

     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Amendment, and intending to be legally bound by this Amendment and the Consolidation Agreement, the parties to this Amendment and the Consolidation Agreement agree as follows:

          1. Notwithstanding anything to the contrary express or implied in this Amendment or the Consolidation Agreement: (i) all capitalized terms in this Amendment that are not otherwise defined in this Amendment shall be defined in this Amendment as in the Consolidation Agreement; and (ii) in the event of any conflict between the provisions of this Amendment and the provisions of the Consolidation Agreement, the provisions of this Amendment shall control.

          2. Notwithstanding anything to the contrary express or implied in the Consolidation Agreement, the name of the Holding Company shall be "ProAssurance Corporation" or such other name as shall be agreed upon by the Chief Executive Officer of MAI and the Chief Executive Officer of PICM.

          3. Section 4.3(a) of the Consolidation Agreement shall be, and it hereby is, amended and restated in its entirety so as to read and provide as follows:

             (a) PICM Common Stock Elections:

                (i) Subject to the allocation and election procedures set forth in this Agreement (including, without limitation, Section 3.9 of this Agreement), each holder of shares of PICM Common Stock shall have the right to make a Stock Election or Cash Election (the "Election") with respect to all or any portion of his shares of PICM Common Stock on the basis hereinafter set forth.

                (ii) PICM shall prepare an election form/letter of transmittal (the "Form of Election") pursuant to which each record holder of shares of PICM Common Stock at the close of business on the Election Date (as hereinafter defined) may make an Election and which shall be mailed to PICM stockholders, in accordance with Section 4.3(a)(iii) so as to permit PICM Stockholders to exercise their right to make an Election prior to the Election Date.

                (iii) A Form of Election shall be included with or mailed contemporaneously with each copy of the Joint Proxy Statement that is mailed to stockholders of PICM in connection with the meeting of PICM stockholders. PICM and MAI shall each use its reasonable best efforts to mail or otherwise make available the Form of Election to all persons who become holders of shares of PICM common stock during the period between the record date for such meeting of PICM stockholders and the Election Deadline.

                (iv) Any PICM stockholder's election shall have been made properly only if the Exchange Agent shall have received, by 5:00 p.m. local time in the city in which the principal office of such Exchange Agent is located, on the Election Date, a Form of Election properly completed and signed and accompanied by certificates for the shares of PICM common stock to which such Form of Election relates (or by an appropriate book entry transfer, as set forth in such Form of Election, or by an appropriate guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States provided such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery). Failure to deliver the shares of PICM common stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election. As used herein, "Election Date" means the PICM Effective Time.

                (v) Any PICM stockholder may at any time prior to the Election Date change his Election by written notice received by the Exchange Agent prior to the Election Date accompanied by a revised Form of Election properly completed and signed.

                (vi) Any PICM stockholder may, at any time prior to the Election Date, revoke his Election by written notice received by the Exchange Agent prior to the Election Date or by withdrawal prior to the Election Date of his certificates for shares of PICM common stock or of the guarantee of delivery of such certificates, previously deposited with the Exchange Agent. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by MAI or PICM that this Agreement has terminated. Any PICM stockholder who shall have deposited certificates for PICM Shares with the Exchange Agent shall have the right to withdraw such certificates by written notice received by the Exchange Agent and thereby revoke his Election as of the Election Date if the PICM Merger shall not have been consummated prior thereto.

                (vii) The determination of the Exchange Agent shall be binding as to whether or not Elections have been properly made, changed or revoked pursuant to this Section 4.3 with respect to shares of PICM Common Stock and as to when elections, changes and revocations were received by it. If the Exchange Agent determines that any Election was not properly made with respect to shares of PICM Common Stock, such shares shall be treated by the Exchange Agent as if a Stock Election were made with respect to such shares, and such shares shall be exchanged in the PICM Merger for stock and cash pursuant to
           Section 3.8(a)(i). The Exchange Agent shall also make all computations as to the allocation contemplated by Section 3.9, and any such computation shall be conclusive and binding on the holders of shares of PICM Common Stock. The Exchange Agent may, with the mutual agreement of MAI and PICM, make such rules as are not inconsistent with this Agreement for the implementation of the Elections provided for herein as shall be necessary or desirable fully to effect such Elections.

          4. The Consolidation Agreement, as amended by this Amendment, is intended to constitute the "plan of merger" contemplated by Section 701 of the Michigan Business Corporation Act, as amended, and the "agreement of merger" contemplated by Section 251 of the Delaware General Corporation Law, as amended.

          5. It is expressly acknowledged and agreed that all parties have been represented by counsel and have participated in the negotiation and drafting of this Amendment and the Consolidation Agreement, and that there shall be no presumption against any party on the ground that such party was responsible for preparing this Amendment and the Consolidation Agreement or any part of it.

          6. This Amendment may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

          7. This Amendment amends the Consolidation Agreement. It is the intent and purpose of the parties to this Amendment, by executing this Amendment, to ratify, confirm and reaffirm the

     Consolidation Agreement and all of its terms and provisions as amended by this Amendment. This Amendment and the Consolidation Agreement (including the documents and the instruments referred to in this Amendment and the Consolidation Agreement) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Amendment and the Consolidation Agreement.

          8. This Amendment and the Consolidation Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles, except that the rights and obligations of the directors and officers of any party shall be governed by its state of incorporation.

          9. Any term or provision of this Amendment which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Amendment or affecting the validity or enforceability of any of the terms or provisions of this Amendment in any other jurisdiction. If any provision of this Amendment is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

                     [THIS SPACE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, MAI and PICM have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                          PROFESSIONALS GROUP, INC., a Michigan
                                          corporation

                                          By:      /s/ VICTOR T. ADAMO
                                            ------------------------------------
                                              Victor T. Adamo,
                                              President and Chief Executive
                                              Officer

                                          MEDICAL ASSURANCE, INC., a Delaware
                                          corporation

                                          By:     /s/ A. DERRILL CROWE
                                            ------------------------------------
                                              A. Derrill Crowe,
                                              Chairman of the Board and Chief
                                              Executive Officer

                                                                      APPENDIX B
                   [FIRST UNION SECURITIES, INC. LETTERHEAD]

                                 June 19, 2000

The Board of Directors
Medical Assurance, Inc.
100 Brookwood Place, Suite 500
Birmingham, Alabama 35209

Gentlemen:

     We understand that Medical Assurance, Inc. ("MAI") and Professionals Group Inc. ("PICM") have entered into an Agreement to Consolidate dated as of June 19, 2000 (the "Consolidation Agreement"), which provides for, among other things, the merger of MAI with and into Medical and Professional Assurance, Inc. ("Holding Company"), and immediately thereafter, the merger of PICM with and into Holding Company (collectively, such mergers are referred to herein as the "Merger"). Pursuant to the Merger, each issued and outstanding share of common stock of MAI ("MAI Common Stock"), other than shares held in treasury, will be converted into the right to receive one share of common stock of Holding Company ("Holding Company Common Stock"), and each issued and outstanding share of PICM ("PICM Common Stock"), other than shares held in treasury, will be converted into the right to receive:

          (a) $12.00 per share in cash; plus

          (b) $14.00 per share in Holding Company Common Stock (based on the average closing prices of MAI Common Stock for the 20 trading days ending on the date of the meeting of MAI stockholders to approve the Merger) (such cash and share amount herein referred to as the "Exchange Ratio"); provided however, stockholders of PICM may elect to receive $14.00 per share in cash in lieu of Holding Company Common Stock (up to a maximum aggregate cash consideration to PICM stockholders of 90%). The terms and conditions of the Merger are more fully set forth in the Consolidation Agreement.

     You have asked for our opinion as to whether the Exchange Ratio pursuant to the Consolidation Agreement is fair from a financial point of view to MAI.

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to MAI and PICM, as well as a draft of the Consolidation Agreement. We have also reviewed certain other information, and have met with MAI's and PICM's managements to discuss the business and prospects of MAI and PICM.

     We have also considered certain financial and stock market data of MAI and PICM, and we have compared those data with similar data for other publicly held companies in businesses similar to MAI and PICM. We have also considered the financial terms of certain other business combinations and other transactions which have recently been affected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on it being complete and accurate in all material respects. We have also assumed, with your consent, that the Merger will be consummated in the manner and on the terms set forth in the Consolidation Agreement and that in the course of obtaining the necessary legal, regulatory and third party consents and approvals no restriction will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) or MAI and PICM, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, stock market prices, and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to the actual value of the Holding Company Common Stock when issued to MAI stockholders pursuant to the Consolidation

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Medical Assurance, Inc.
June 19, 2000
Page  2

Agreement or the prices at which such Holding Company Common Stock will trade subsequent to the Merger.

     We have acted as financial advisor to MAI in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of our business, we and our affiliates may trade the equity securities of both MAI and PICM for our and such affiliates' own accounts and for the accounts of customers and accordingly may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of MAI in connection with its consideration of the Merger and does not constitute a recommendation to any stockholders to how such stockholder should vote on the proposed Merger and the transactions contemplated thereby.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Consolidation Agreement is fair from a financial point of view to MAI.

                                          Sincerely,

                                          /s/  First Union Securities, Inc.

                                          FIRST UNION SECURITIES, INC.

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                                                                      APPENDIX C

                      [COCHRAN, CARONIA & CO. LETTERHEAD]

June 19, 2000

Board of Directors
Professionals Group, Inc.
2600 Professionals Drive
Okemos, MI 48864

Ladies and Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, no par value (collectively, the "Shareholders"), of Professionals Group, Inc. (the "Company") of the consideration to be received by the Shareholders pursuant to the Agreement to Consolidate dated as of June 19, 2000 (the "Consolidation Agreement") by and between Medical Assurance, Inc. ("MAI") and the Company (the "Consolidation"). Pursuant to the terms of and subject to the conditions set forth in the Consolidation Agreement, each of the Company and MAI will be a wholly owned subsidiary of a newly formed holding company, Medical and Professionals Assurance, Inc. (the "Holding Company").

     Pursuant to the Consolidation Agreement, each shareholder of the Company shall have the right to elect to have each of such shareholder's shares converted into either of the following (the "Consolidation Consideration"): (i) $12.00 in cash and such number of shares of the Holding Company common stock and/or fractional shares thereof as will have a market value of $14.00, subject to an adjustment based on the Portfolio Assets (as defined in the Consolidation Agreement) at the end of the second-to-last calendar month preceding the closing of the transaction; or (ii) the right to receive $26.00 in cash subject to the same Portfolio Assets adjustment.

     In connection with our review of the proposed Consolidation and the preparation of our opinion herein, we have examined: (a) the Consolidation Agreement and related documents; (b) certain publicly available financial statements of the Company and MAI; (c) certain internal business, operating and financial information and forecasts of the Company and MAI (the "Forecasts"), prepared by the senior management of the Company and MAI; (d) information regarding publicly available financial terms of certain comparable transactions in the medical malpractice industry; (e) financial, stock market and other publicly available information relating to the businesses of other companies whose operations are similar to those of the Company; (f) current and historical market prices and trading volumes of the common stock of the Company and MAI; and (g) certain other publicly available information regarding the Company and MAI. We have also held discussions with members of the senior management of the Company and MAI to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant.

     In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company or MAI. We have been advised by the management of the Company and MAI that the Forecasts examined by us have been reasonably prepared on bases reflecting

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

the best currently available estimates and judgments of the management of the Company and MAI. In that regard, we have assumed, with your consent, the accuracy of the Forecasts as to the amounts and the times contemplated thereby. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based.

     Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion except as provided in the Consolidation Agreement. We have relied as to all legal matters on advice of counsel to the Company, and have assumed that the Consolidation will be consummated on the terms described in the Consolidation Agreement, without any waiver of any material terms or conditions by the Company.

     Cochran, Caronia & Co. is regularly engaged in the valuation of insurance company securities in connection with business combinations, investments and other transactions. As specialists in the securities of insurance companies, Cochran, Caronia & Co. has experience in, and knowledge of, the valuation of such enterprises.

     We have acted as the investment banker to the Company in connection with the Consolidation and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Consolidation. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

     Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Consolidation Agreement. Our opinion is limited to the fairness, from a financial point of view, of the Consolidation Consideration to the Shareholders, and we do not address the merits of the underlying decision by the Company to engage in the Consolidation and this opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Consolidation. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that the opinion may be included in its entirety in submissions to state insurance regulatory authorities or in a proxy statement mailed to the shareholders by the Company with respect to the Consolidation.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consolidation Consideration is fair from a financial point of view to the Shareholders.

                                          Very truly yours,

                                          /s/  Cochran, Caronia & Co.

                                          COCHRAN, CARONIA & CO.

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